UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Explanatory Note

“In attention to the official letter 171/2019 SAE of B3”

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

INDEX Comments from the Chairman of Board of Directors 3 Comments from the CEO 4 Invitation 7 Notice of Meeting 8 Information to Vote by Distance Voting Form 10 Items to be discussed in the Ordinary General Meeting (OGM): I. To analyze management accounts, examine, discuss and vote the Annual Report and Company’s Financial Statements, with Independent Auditors and Fiscal Council’s Reports of Fiscal Year of 2018 13 II. Capital budget proposal for the 2019 financial year 14 III. 2018 Financial year results destination 15 Annex I - Net income allocation - CVM instruction no. 481, 12/17/09) (appendix 9-1-ii) IV. Dismissal of a member of the Board of Directors elected by the controlling shareholder 22 V. Election of five (5) members of the Board of Directors appointed by the controlling shareholder and one (1) member appointed by the Company's employees 23 Annex I – Information concerning the members indicated by controlling shareholder and member appointed by the Company's employees to the Board of Directors 25 Annex II – Information concerning the members nominated to the Board of Directors indicated by non-controlling shareholders Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Board of Directors 30 Annex I – Form - Administrator Registration 32 Annex II – Form – Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure 46 of Petrobras Annex III – Form – Board of Directors Members’ Independence Requirements 49 Annex IV – Declaration of independence 50 Annex V – CVM Statement and Law 13303/2016 52 Annex VI – Declaration on Politically Exposed Person 53 1 INDEX Comments from the Chairman of Board of Directors 3 Comments from the CEO 4 Invitation 7 Notice of Meeting 8 Information to Vote by Distance Voting Form 10 Items to be discussed in the Ordinary General Meeting (OGM): I. To analyze management accounts, examine, discuss and vote the Annual Report and Company’s Financial Statements, with Independent Auditors and Fiscal Council’s Reports of Fiscal Year of 2018 13 II. Capital budget proposal for the 2019 financial year 14 III. 2018 Financial year results destination 15 Annex I - Net income allocation - CVM instruction no. 481, 12/17/09) (appendix 9-1-ii) IV. Dismissal of a member of the Board of Directors elected by the controlling shareholder 22 V. Election of five (5) members of the Board of Directors appointed by the controlling shareholder and one (1) member appointed by the Company's employees 23 Annex I – Information concerning the members indicated by controlling shareholder and member appointed by the Company's employees to the Board of Directors 25 Annex II – Information concerning the members nominated to the Board of Directors indicated by non-controlling shareholders Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Board of Directors 30 Annex I – Form - Administrator Registration 32 Annex II – Form – Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure 46 of Petrobras Annex III – Form – Board of Directors Members’ Independence Requirements 49 Annex IV – Declaration of independence 50 Annex V – CVM Statement and Law 13303/2016 52 Annex VI – Declaration on Politically Exposed Person 53 1

Annex VII – Items 12.5 to 12.10 of the “Formulário De Referência” 55 VI. Election of the Chairman of the Board of Directors 58 VII. Election of 5 Members to the Fiscal Council and their respective alternates 59 Annex I - Information concerning the members nominated to the Fiscal Council indicated by controlling shareholder 60 Annex II - Information concerning the members nominated to the Fiscal Council indicated by non-controlling shareholders 65 Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Fiscal Council 71 Annex I - Fiscal Council Registration 73 Annex II - Form – Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras 78 Annex III - Annex III of the Petrobras Indication Policy 81 Annex IV – Declaration of independence 82 Annex V – Items 12.5 to 12.10 of the “Formulário De Referência” 84 Annex VI – Declaration on Politically Exposed Person 87 VIII. Establishment of the compensation of management and effective members of the Fiscal Council and members of the Statutory Advisory Committes of the Board of Directors 89 Annex I - Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09 91 Annex II - Management comments about Petrobras financial position 126 Annex III – Information on Item 5.3 of the “Formulário de Referência” 244 Items to be discussed in the Extraordinary General Meeting (EGM): I. Amendment proposal of Petrobras’s ByLaws: 246 Annex I – Proposals of Petrobras’s ByLaws changes 248 Annex II – Proposals changes 279 Annex III – Petrobras’s Bylaws after changes 299 2 Annex VII – Items 12.5 to 12.10 of the “Formulário De Referência” 55 VI. Election of the Chairman of the Board of Directors 58 VII. Election of 5 Members to the Fiscal Council and their respective alternates 59 Annex I - Information concerning the members nominated to the Fiscal Council indicated by controlling shareholder 60 Annex II - Information concerning the members nominated to the Fiscal Council indicated by non-controlling shareholders 65 Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Fiscal Council 71 Annex I - Fiscal Council Registration 73 Annex II - Form – Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras 78 Annex III - Annex III of the Petrobras Indication Policy 81 Annex IV – Declaration of independence 82 Annex V – Items 12.5 to 12.10 of the “Formulário De Referência” 84 Annex VI – Declaration on Politically Exposed Person 87 VIII. Establishment of the compensation of management and effective members of the Fiscal Council and members of the Statutory Advisory Committes of the Board of Directors 89 Annex I - Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09 91 Annex II - Management comments about Petrobras financial position 126 Annex III – Information on Item 5.3 of the “Formulário de Referência” 244 Items to be discussed in the Extraordinary General Meeting (EGM): I. Amendment proposal of Petrobras’s ByLaws: 246 Annex I – Proposals of Petrobras’s ByLaws changes 248 Annex II – Proposals changes 279 Annex III – Petrobras’s Bylaws after changes 299 2

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS Over the last years, Petrobras has made important changes that have overcome one of the biggest crises in its history. Significant advances in governance and control systems were fundamental to this overcoming, as well as the measures taken to reduce its indebtedness. After the crisis, the company faces challenges related to the great technological transformations and consumption patterns of society, as well as the opening of new opportunities and the very development of the Brazilian market. In this process, the Board of Directors will contribute with a vision of the economic environment and the energy industry in the country and globally, and will seek to guide and define strategic choices for the company, aiming at its sustainability in the long term. I assumed the mission of chairing this Board with great enthusiasm, which has as its characteristics the diversity in its composition and the complementarity of the experiences of its members, and has as a commitment to act in the interests of the company and its shareholders. We invite everyone to explore the Petrobras' journey in 2018, and its perspectives for the future. Eduardo Bacellar Leal Ferreira Chairman of the Board of Directors 3 MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS Over the last years, Petrobras has made important changes that have overcome one of the biggest crises in its history. Significant advances in governance and control systems were fundamental to this overcoming, as well as the measures taken to reduce its indebtedness. After the crisis, the company faces challenges related to the great technological transformations and consumption patterns of society, as well as the opening of new opportunities and the very development of the Brazilian market. In this process, the Board of Directors will contribute with a vision of the economic environment and the energy industry in the country and globally, and will seek to guide and define strategic choices for the company, aiming at its sustainability in the long term. I assumed the mission of chairing this Board with great enthusiasm, which has as its characteristics the diversity in its composition and the complementarity of the experiences of its members, and has as a commitment to act in the interests of the company and its shareholders. We invite everyone to explore the Petrobras' journey in 2018, and its perspectives for the future. Eduardo Bacellar Leal Ferreira Chairman of the Board of Directors 3

MESSAGE FROM THE CEO The execution of the agreements with the US Securities and Exchange Commission (SEC) and the US Department of Justice (DoJ) and the sale on January 30, 2019 of the Pasadena refinery - whose acquisition had become a symbol of corruption in Brazil - marked the end of a painful cycle for Petrobras, its shareholders, employees and the Brazilian society, in which the company was the victim of prolonged looting perpetrated by a criminal organization. Petrobras' performance over the past year has undoubtedly been the best in many years, which includes breaking some historical records, involving free cash flow and adjusted EBITDA, and the interruption of four years of losses. An effective liability management process extended the average debt maturity from 7.14 years in 2015 to 9.14 years in 2018, which helps mitigate refinancing risks. In February 2019, our market capitalization surpassed the USD 100 billion, which puts us back in the position of the largest company in Latin America. We are celebrating the good results of 2018, but cannot limit ourselves to the internal vision, the comparison with ourselves even in previous years. Broadening our horizon for the global oil industry, we humbly acknowledge that we are far short of what is desirable. We cannot be satisfied with this current situation as we have much to do and many challenges to overcome. Non-conformism forces us to focus on five strategic pillars. We have to improve the capital allocation substantially, by focusing on the assets in which we are the natural owner and promoting healthy capital competition among our investment projects. A company operates at a loss until it manages to return the capital employed in its operations, which we have not yet been able to do. Our proven oil and gas reserves reached 9.6 billion barrels of oil equivalent (boe), according to the SEC criteria. This implies replacement of 125% of the volume produced in 2018 (excluding the effect of oilfield divestment) and a proven reserves/production ratio of 11.1 years. The important thing to note is that most of these reserves originate from world-class assets such as the pre-salt, the frontier of oil exploration in the world where Petrobras is the undisputed leader and natural owner. Focusing on these low- cost assets, high quality and productivity, and long life represents an enormous potential for value creation over time. In the industry, the exploitation of world-class assets is one of the keys to a company's success. The generation of economic profit requires greater agility in the decision-making process, which is being pursued in 2019 with the indispensable care to safeguard the high standards of corporate governance, and the strict compliance standards implemented in Petrobras in recent years. In this context, it is worth mentioning that, for example, delays in project implementation 4 MESSAGE FROM THE CEO The execution of the agreements with the US Securities and Exchange Commission (SEC) and the US Department of Justice (DoJ) and the sale on January 30, 2019 of the Pasadena refinery - whose acquisition had become a symbol of corruption in Brazil - marked the end of a painful cycle for Petrobras, its shareholders, employees and the Brazilian society, in which the company was the victim of prolonged looting perpetrated by a criminal organization. Petrobras' performance over the past year has undoubtedly been the best in many years, which includes breaking some historical records, involving free cash flow and adjusted EBITDA, and the interruption of four years of losses. An effective liability management process extended the average debt maturity from 7.14 years in 2015 to 9.14 years in 2018, which helps mitigate refinancing risks. In February 2019, our market capitalization surpassed the USD 100 billion, which puts us back in the position of the largest company in Latin America. We are celebrating the good results of 2018, but cannot limit ourselves to the internal vision, the comparison with ourselves even in previous years. Broadening our horizon for the global oil industry, we humbly acknowledge that we are far short of what is desirable. We cannot be satisfied with this current situation as we have much to do and many challenges to overcome. Non-conformism forces us to focus on five strategic pillars. We have to improve the capital allocation substantially, by focusing on the assets in which we are the natural owner and promoting healthy capital competition among our investment projects. A company operates at a loss until it manages to return the capital employed in its operations, which we have not yet been able to do. Our proven oil and gas reserves reached 9.6 billion barrels of oil equivalent (boe), according to the SEC criteria. This implies replacement of 125% of the volume produced in 2018 (excluding the effect of oilfield divestment) and a proven reserves/production ratio of 11.1 years. The important thing to note is that most of these reserves originate from world-class assets such as the pre-salt, the frontier of oil exploration in the world where Petrobras is the undisputed leader and natural owner. Focusing on these low- cost assets, high quality and productivity, and long life represents an enormous potential for value creation over time. In the industry, the exploitation of world-class assets is one of the keys to a company's success. The generation of economic profit requires greater agility in the decision-making process, which is being pursued in 2019 with the indispensable care to safeguard the high standards of corporate governance, and the strict compliance standards implemented in Petrobras in recent years. In this context, it is worth mentioning that, for example, delays in project implementation 4 are generally the largest source of reduction of their rates of return. With the aid of innovations, we are developing initiatives to shorten the time interval between the beginning of the exploratory activity and the first oil and also the time of the ramp-up phase of the E&P projects, which will contribute to increase their return. We must constantly seek the investment grade rating and the reduction of the capex through financial deleveraging and transparent relationship with the global financial markets. The exposure of cash flow to the cyclical volatility of oil prices requires its producers to have low leverage. Our gross indebtedness decreased significantly from USD 126.3 billion in 2015 to USD 84.4 billion at the end of 2018, but is still high compared to the current cash generation capacity: gross debt/operating cash flow of 3.2x and gross debt/Adjusted EBITDA of 2.7x. We will act simultaneously on the numerator and the denominator of these fractions: reduce the debt and work for the growth of the cash flow through an increase of production and a reduction in costs. In the same way, we must permanently seek to have low costs, a basic condition in any company for the generation of value regardless of the economic cycle and, more importantly, the oil industry, typically with high exposure to the cycles of global economic activity. The digital transformation, with the massive use of digitization, data analytics and artificial intelligence, is essential for generating efficiency gains and lower costs. Respecting people and the environment and preserving the safety of our operations should be a golden rule. The oil and gas exploration and production activity is exposed to a wide range of risks, including operational risks that, once materialized, have an enormous potential for destruction of value and even threaten the survival of a company. We work tirelessly to minimize them and, at the same time, to strengthen our ability to respond to the occurrence of any negative events. The recordable incident rate reached 1.01 accidents per million man-hours, with a decrease of 6.5% over 2017, but slightly above the warning threshold of 1.0 for 2018. Despite the progress in this indicator, the occurrence of six fatalities saddens and embarrasses us. The loss of human life, whatever its explanation, is unacceptable. Our permanent goal is zero fatality. The goal of maximizing value for shareholders cannot, under any circumstances, dismiss the attention to the safety of people and operations and the preservation of the environment, nor result in underestimation of risks so that goals are achieved. We believe that our transformational change agenda is capable of creating considerable value for shareholders and for Brazil in the future. We can say, then, that the best days of Petrobras are still ahead of us. 5 are generally the largest source of reduction of their rates of return. With the aid of innovations, we are developing initiatives to shorten the time interval between the beginning of the exploratory activity and the first oil and also the time of the ramp-up phase of the E&P projects, which will contribute to increase their return. We must constantly seek the investment grade rating and the reduction of the capex through financial deleveraging and transparent relationship with the global financial markets. The exposure of cash flow to the cyclical volatility of oil prices requires its producers to have low leverage. Our gross indebtedness decreased significantly from USD 126.3 billion in 2015 to USD 84.4 billion at the end of 2018, but is still high compared to the current cash generation capacity: gross debt/operating cash flow of 3.2x and gross debt/Adjusted EBITDA of 2.7x. We will act simultaneously on the numerator and the denominator of these fractions: reduce the debt and work for the growth of the cash flow through an increase of production and a reduction in costs. In the same way, we must permanently seek to have low costs, a basic condition in any company for the generation of value regardless of the economic cycle and, more importantly, the oil industry, typically with high exposure to the cycles of global economic activity. The digital transformation, with the massive use of digitization, data analytics and artificial intelligence, is essential for generating efficiency gains and lower costs. Respecting people and the environment and preserving the safety of our operations should be a golden rule. The oil and gas exploration and production activity is exposed to a wide range of risks, including operational risks that, once materialized, have an enormous potential for destruction of value and even threaten the survival of a company. We work tirelessly to minimize them and, at the same time, to strengthen our ability to respond to the occurrence of any negative events. The recordable incident rate reached 1.01 accidents per million man-hours, with a decrease of 6.5% over 2017, but slightly above the warning threshold of 1.0 for 2018. Despite the progress in this indicator, the occurrence of six fatalities saddens and embarrasses us. The loss of human life, whatever its explanation, is unacceptable. Our permanent goal is zero fatality. The goal of maximizing value for shareholders cannot, under any circumstances, dismiss the attention to the safety of people and operations and the preservation of the environment, nor result in underestimation of risks so that goals are achieved. We believe that our transformational change agenda is capable of creating considerable value for shareholders and for Brazil in the future. We can say, then, that the best days of Petrobras are still ahead of us. 5

Finally, we would like to thank all those who participated in the reconstruction efforts of Petrobras and, above all, our collaborators. The company has a recognized technical expertise that will be crucial in this new era that began in 2019. Roberto Castello Branco CEO 6 Finally, we would like to thank all those who participated in the reconstruction efforts of Petrobras and, above all, our collaborators. The company has a recognized technical expertise that will be crucial in this new era that began in 2019. Roberto Castello Branco CEO 6

INVITATION Data: April 25, 2019 Horário: 3PM Local: auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro Matters: Annual General Meeting I. To analyze management's accounts, examination, discussion and voting of the Annual Report and the Company's Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council's Report, for the fiscal year ended December 31, 2018; II. Capital budget proposal for the 2019 fiscal year; III. Proposal for 2018 Fiscal year results destination; IV. Removal of a member of the Board of Directors elected by the controlling shareholder; V. Election of five (5) members of the Board of Directors appointed by the controlling shareholder and one (1) member of the Board of Directors appointed by the Company's employees; VI. Election of Chairman of the Board of Directors; VII. Election of five (5) members of the Fiscal Council, of which one (1) is appointed by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process and respective substitute; and VIII. Establishment of the compensation of Management, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors. Extraordinary General Meeting I. Proposal to amend Petrobras' Bylaws to amend articles 3º, 16, 18, 19, 20, 21, 25, 29, 30, 32, 34, 35, 36, 40, 52, 58 and 63 of the Bylaws, and consequent consolidation of the Bylaws, as proposed by Management filed in the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and the Company. 7 INVITATION Data: April 25, 2019 Horário: 3PM Local: auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro Matters: Annual General Meeting I. To analyze management's accounts, examination, discussion and voting of the Annual Report and the Company's Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council's Report, for the fiscal year ended December 31, 2018; II. Capital budget proposal for the 2019 fiscal year; III. Proposal for 2018 Fiscal year results destination; IV. Removal of a member of the Board of Directors elected by the controlling shareholder; V. Election of five (5) members of the Board of Directors appointed by the controlling shareholder and one (1) member of the Board of Directors appointed by the Company's employees; VI. Election of Chairman of the Board of Directors; VII. Election of five (5) members of the Fiscal Council, of which one (1) is appointed by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process and respective substitute; and VIII. Establishment of the compensation of Management, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors. Extraordinary General Meeting I. Proposal to amend Petrobras' Bylaws to amend articles 3º, 16, 18, 19, 20, 21, 25, 29, 30, 32, 34, 35, 36, 40, 52, 58 and 63 of the Bylaws, and consequent consolidation of the Bylaws, as proposed by Management filed in the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and the Company. 7

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS CALL NOTICE The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company's shareholders to meet at Annual and Extraordinary General Meetings on April 25, 2019, at 3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters: Annual General Meeting I. To analyze management's accounts, examination, discussion and voting of the Annual Report and the Company's Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council's Report, for the fiscal year ended December 31, 2018; II. Capital budget proposal for the 2019 fiscal year III. Proposal for 2018 Fiscal year results destination IV. Removal of a member of the Board of Directors elected by the controlling shareholder; V. Election of five (5) members of the Board of Directors appointed by the controlling shareholder and one (1) member of the Board of Directors appointed by the Company's employees; VI. Election of Chairman of the Board of Directors; VII. Election of five (5) members of the Fiscal Council, of which one (1) is appointed by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process and respective substitute; and VIII. Establishment of the compensation of Management, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors Extraordinary General Meeting I. Proposal to amend Petrobras' Bylaws to amend articles 3º, 16, 18, 19, 20, 21, 25, 29, 30, 32, 34, 35, 36, 40, 52, 58 and 63 of the Bylaws, and consequent consolidation of the Bylaws, as proposed by Management filed in the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and the Company. The minimum percentage of interest in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the Annual General 8 ANNUAL AND EXTRAORDINARY GENERAL MEETINGS CALL NOTICE The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company's shareholders to meet at Annual and Extraordinary General Meetings on April 25, 2019, at 3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters: Annual General Meeting I. To analyze management's accounts, examination, discussion and voting of the Annual Report and the Company's Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council's Report, for the fiscal year ended December 31, 2018; II. Capital budget proposal for the 2019 fiscal year III. Proposal for 2018 Fiscal year results destination IV. Removal of a member of the Board of Directors elected by the controlling shareholder; V. Election of five (5) members of the Board of Directors appointed by the controlling shareholder and one (1) member of the Board of Directors appointed by the Company's employees; VI. Election of Chairman of the Board of Directors; VII. Election of five (5) members of the Fiscal Council, of which one (1) is appointed by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process and respective substitute; and VIII. Establishment of the compensation of Management, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors Extraordinary General Meeting I. Proposal to amend Petrobras' Bylaws to amend articles 3º, 16, 18, 19, 20, 21, 25, 29, 30, 32, 34, 35, 36, 40, 52, 58 and 63 of the Bylaws, and consequent consolidation of the Bylaws, as proposed by Management filed in the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and the Company. The minimum percentage of interest in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the Annual General 8

Meeting is 5% (five percent) of the voting capital, as per CVM Instruction nº165 of 12-11-1991 and with amendment as per CVM nº282, of 06-26-1998. The option to request the adoption of the multiple vote process should be exercised under the terms established in paragraph 1 of article 141 of Law 6404, of 15 of December 1976. Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents: i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meetings will be held. In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties. The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, as well as the requirements, impediments and documentation that must be presented to appoint members to the Boards of Directors and Fiscal Council are included in the Manual of the Meeting. All documents concerning the matters to be voted at the Ordinary and the Extraordinary Meetings of Shareholders will be available in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ir) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), under CVM Instruction No. 481, of December 17th, 2009. th Rio de Janeiro, March 20 , 2019. Eduardo Bacellar Leal Ferreira Chairman of Board of Directors 9 Meeting is 5% (five percent) of the voting capital, as per CVM Instruction nº165 of 12-11-1991 and with amendment as per CVM nº282, of 06-26-1998. The option to request the adoption of the multiple vote process should be exercised under the terms established in paragraph 1 of article 141 of Law 6404, of 15 of December 1976. Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents: i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meetings will be held. In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties. The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, as well as the requirements, impediments and documentation that must be presented to appoint members to the Boards of Directors and Fiscal Council are included in the Manual of the Meeting. All documents concerning the matters to be voted at the Ordinary and the Extraordinary Meetings of Shareholders will be available in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ir) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), under CVM Instruction No. 481, of December 17th, 2009. th Rio de Janeiro, March 20 , 2019. Eduardo Bacellar Leal Ferreira Chairman of Board of Directors 9

DISTANCE VOTING BALLOT FORM The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09. In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote; c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote; ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents. Guidelines for sending the form Shareholders who choose to exercise their right to use the distance voting may: (i) fill in and send this form directly to the Company; or (ii) relay completion instructions to suitable service providers, according to the following guidelines: Exercise of distance voting rights using a custodian Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards 3 said voting manifestations to the [B] Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures. According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the 10 DISTANCE VOTING BALLOT FORM The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09. In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote; c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote; ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents. Guidelines for sending the form Shareholders who choose to exercise their right to use the distance voting may: (i) fill in and send this form directly to the Company; or (ii) relay completion instructions to suitable service providers, according to the following guidelines: Exercise of distance voting rights using a custodian Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards 3 said voting manifestations to the [B] Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures. According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the 10

Shareholders’ Meeting will be held, namely, until 04/18/2019 (inclusive), except if a different term is defined by their custody agents. Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting. It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission. It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder 3 voting instructions through their respective custody agents, the [B] Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities). Exercise of distance voting rights using a book-entry share administrator In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras’ Book- Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support: (i) physical copy of this ballot form, duly completed, signed, and with each page initialed; (ii) certified copy of the following documents: (a) for natural persons: • valid photo ID and CPF number; • in the case of proxy (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the proxy’s identity. (b) for legal persons: • latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder; • CNPJ; and 11 Shareholders’ Meeting will be held, namely, until 04/18/2019 (inclusive), except if a different term is defined by their custody agents. Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting. It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission. It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder 3 voting instructions through their respective custody agents, the [B] Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities). Exercise of distance voting rights using a book-entry share administrator In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras’ Book- Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support: (i) physical copy of this ballot form, duly completed, signed, and with each page initialed; (ii) certified copy of the following documents: (a) for natural persons: • valid photo ID and CPF number; • in the case of proxy (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the proxy’s identity. (b) for legal persons: • latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder; • CNPJ; and 11

• photo ID document of the legal proxy. (c) for investment funds: • last consolidated fund rules with CNPJ; • bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and • photo ID document of the legal proxy. Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481. If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed. The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 04/18/2019 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded. 12 • photo ID document of the legal proxy. (c) for investment funds: • last consolidated fund rules with CNPJ; • bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and • photo ID document of the legal proxy. Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481. If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed. The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 04/18/2019 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded. 12

GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM I TO ANALYZE MANAGEMENT ACCOUNTS, EXAMINE, DISCUSS AND VOTE THE ANNUAL REPORT AND THE COMPANY'S FINANCIAL STATEMENTS, WITH INDEPENDENT AUDITORS AND FISCAL COUNCIL'S REPORTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018 Dear Shareholders, The Annual Report, the Financial Statements with the Independent Auditors and Fiscal Council’s Reports of fiscal year of 2018 are available in Petrobras website: http://www.investidorpetrobras.com.br/en/financial-results/holding th Rio de Janeiro, March 20 2019. Roberto Castello Branco CEO 13 GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM I TO ANALYZE MANAGEMENT ACCOUNTS, EXAMINE, DISCUSS AND VOTE THE ANNUAL REPORT AND THE COMPANY'S FINANCIAL STATEMENTS, WITH INDEPENDENT AUDITORS AND FISCAL COUNCIL'S REPORTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018 Dear Shareholders, The Annual Report, the Financial Statements with the Independent Auditors and Fiscal Council’s Reports of fiscal year of 2018 are available in Petrobras website: http://www.investidorpetrobras.com.br/en/financial-results/holding th Rio de Janeiro, March 20 2019. Roberto Castello Branco CEO 13

GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM II CAPITAL BUDGET PROPOSAL FOR THE 2019 FINANCIAL YEAR Dear Shareholders, The Capital Budget for 2019 of Petróleo Brasileiro S.A. Includes total investments of fifty-four billion, seven hundred eleven million reais (R$ 54,711 million), of which forty-three billion, seven hundred eighty-eight million (R$ 43,788 million) are intended to the Exploration & Production segment, nine billion, eight hundred sixty four million (R$ 9,864 million) to RGN (RTC, G&E, Biofuels and Distribution segments) and one billion, sixty million reais (R$ 1,060 million) to the Corporate Segment, whose main projects are listed below. E&P (Upstream) RGN (Downstream) • DP* Búzios• Route 3 gas pipeline • DP* Atapu• Route 3 UPGN • COMPERJ-Train 1 • DP * Lula Infrastructure for UPGN • DP* Berbigão/Sururu• RNEST-Train 1 * DP: Production Development The capital budget for 2019 of Petróleo Brasileiro S.A. was part of the 2019 Annual Business Plan (PAN), which was approved by the Executive Board on 11.08.2018 and by the Board of Directors on 12.04.2018, together with the Strategic Planning (PE) and the Business and Management Plan (PNG) 2019-2023. The estimated amount for capital budget will be exclusively supported by proprietary resources arising from the Company's operations. Accordingly, pursuant to article 196, of Law 6.404, dated 12.15.1976 (amended by Law 9.457, dated 05.05.1997), as approved by Law 10.303/2001, the Board of Directors of PETROBRAS is proposing to this General Shareholders’ Meeting, with the favorable opinion of the Supervisory Board, the approval of the Capital Budget for 2019, in the amount of fifty-four billion, seven hundred eleven million reais (R$ 54,711 million). th Rio de Janeiro, March 20 , 2019. Roberto Castello Branco CEO 14 GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM II CAPITAL BUDGET PROPOSAL FOR THE 2019 FINANCIAL YEAR Dear Shareholders, The Capital Budget for 2019 of Petróleo Brasileiro S.A. Includes total investments of fifty-four billion, seven hundred eleven million reais (R$ 54,711 million), of which forty-three billion, seven hundred eighty-eight million (R$ 43,788 million) are intended to the Exploration & Production segment, nine billion, eight hundred sixty four million (R$ 9,864 million) to RGN (RTC, G&E, Biofuels and Distribution segments) and one billion, sixty million reais (R$ 1,060 million) to the Corporate Segment, whose main projects are listed below. E&P (Upstream) RGN (Downstream) • DP* Búzios• Route 3 gas pipeline • DP* Atapu• Route 3 UPGN • COMPERJ-Train 1 • DP * Lula Infrastructure for UPGN • DP* Berbigão/Sururu• RNEST-Train 1 * DP: Production Development The capital budget for 2019 of Petróleo Brasileiro S.A. was part of the 2019 Annual Business Plan (PAN), which was approved by the Executive Board on 11.08.2018 and by the Board of Directors on 12.04.2018, together with the Strategic Planning (PE) and the Business and Management Plan (PNG) 2019-2023. The estimated amount for capital budget will be exclusively supported by proprietary resources arising from the Company's operations. Accordingly, pursuant to article 196, of Law 6.404, dated 12.15.1976 (amended by Law 9.457, dated 05.05.1997), as approved by Law 10.303/2001, the Board of Directors of PETROBRAS is proposing to this General Shareholders’ Meeting, with the favorable opinion of the Supervisory Board, the approval of the Capital Budget for 2019, in the amount of fifty-four billion, seven hundred eleven million reais (R$ 54,711 million). th Rio de Janeiro, March 20 , 2019. Roberto Castello Branco CEO 14

GENERAL SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM III PROPOSAL FOR ALLOCATION OF RESULTS FOR THE FISCAL YEAR 2018 Dear Shareholders, Petrobras' financial statements for the year ended on December 31, 2018, show a net income of R$ 25,778,722,700.81. Based on Law 6404/76, as amended by Laws No. 9457, 05.05.1997, and 10303, of 10.31.2001, and in the Company's Bylaws, the Board of Directors is proposing to this General Shareholders' Meeting, with a favorable opinion of the Supervisory Board, that, from said net income, adjusted pursuant to article 202 of Law 6404/76, the amount of R$ 7,054,422,868.72 should be allocated as compensation to shareholders as dividends, corresponding to 27.37% of the net income (29.73% of adjusted profit) for dividend purposes, in the amount of R$ 1,886,605,655.34 for common shares and R$ 5,167,817,213.38 for preferred shares, considering the number of shares in the market, in line with the Shareholder Remuneration Policy. These dividends include interest on shareholders' equity, subject to withholding income tax of 15%, except for immune and exempt shareholders. To determine this proposal, the following aspects were considered: a) Pursuant to article 8 of Petrobras' Bylaws, dividends to be paid to common and preferred shares may not be less than twenty-five percent (25%) of adjusted net income. In 2018, the amount distributed as dividends and interest on shareholders' equity to common and preferred shares represents 29.73% of the adjusted net income, therefore, it includes the mandatory dividend in the percentage of 25% of the adjusted net income and withholding income tax (IRRF) of 15% on the total of dividends prepaid in the form of interest on shareholders’ equity (JCP), in addition to a supplement to the common shareholders due to the amount prepaid in 2018 has been higher than the minimum calculated at the end of the year. b) Petrobras' Bylaws, in its art. 5, paragraph 2, establishes the priority in receiving the dividend related to the preferred share of, at least five percent (5%) calculated on the part of the capital represented by this type of share, or three percent (3%) of the value of the shareholders’ equity of the share, always prevailing the greater. In 2018 the criterion of 5% of the share capital prevailed, which is equivalent to R$ 0.9225 per share, which includes withholding income tax (IRRF) of 15% on the total of dividends prepaid in the form of interest on shareholders’ equity (JCP). 15 GENERAL SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM III PROPOSAL FOR ALLOCATION OF RESULTS FOR THE FISCAL YEAR 2018 Dear Shareholders, Petrobras' financial statements for the year ended on December 31, 2018, show a net income of R$ 25,778,722,700.81. Based on Law 6404/76, as amended by Laws No. 9457, 05.05.1997, and 10303, of 10.31.2001, and in the Company's Bylaws, the Board of Directors is proposing to this General Shareholders' Meeting, with a favorable opinion of the Supervisory Board, that, from said net income, adjusted pursuant to article 202 of Law 6404/76, the amount of R$ 7,054,422,868.72 should be allocated as compensation to shareholders as dividends, corresponding to 27.37% of the net income (29.73% of adjusted profit) for dividend purposes, in the amount of R$ 1,886,605,655.34 for common shares and R$ 5,167,817,213.38 for preferred shares, considering the number of shares in the market, in line with the Shareholder Remuneration Policy. These dividends include interest on shareholders' equity, subject to withholding income tax of 15%, except for immune and exempt shareholders. To determine this proposal, the following aspects were considered: a) Pursuant to article 8 of Petrobras' Bylaws, dividends to be paid to common and preferred shares may not be less than twenty-five percent (25%) of adjusted net income. In 2018, the amount distributed as dividends and interest on shareholders' equity to common and preferred shares represents 29.73% of the adjusted net income, therefore, it includes the mandatory dividend in the percentage of 25% of the adjusted net income and withholding income tax (IRRF) of 15% on the total of dividends prepaid in the form of interest on shareholders’ equity (JCP), in addition to a supplement to the common shareholders due to the amount prepaid in 2018 has been higher than the minimum calculated at the end of the year. b) Petrobras' Bylaws, in its art. 5, paragraph 2, establishes the priority in receiving the dividend related to the preferred share of, at least five percent (5%) calculated on the part of the capital represented by this type of share, or three percent (3%) of the value of the shareholders’ equity of the share, always prevailing the greater. In 2018 the criterion of 5% of the share capital prevailed, which is equivalent to R$ 0.9225 per share, which includes withholding income tax (IRRF) of 15% on the total of dividends prepaid in the form of interest on shareholders’ equity (JCP). 15

c) After meeting the priority of the preferred shares, it proposes to common shares an interest on shareholders’ equity equivalent to R$ 0.2535 per share. Thus, the proposed dividends are distributed as follows: a) R$ 2,608,840,252.20, in the form of interest on shareholders' equity, paid in 2018, corresponding to a gross amount of R$ 0.20 per common and preferred share. These installments are being discounted from the proposed dividends for the year 2018, monetarily restated according to the Selic rate variation, as of the date of the effective payment until December 31, 2018, in the amount of R$ 2,654,254,071.91. b) R$ 4,293,490,484.40, in the form of interest on shareholders’ equity, to be paid on May 20, 2019, corresponding to a gross amount of R$ 0.05 per common share and R$ 0.70 per preferred share, being the date of the shareholding position as of December 21, 2018, and will be monetarily restated as of December 31, 2018 to the date it starts the payment, following the SELIC rate variation. c) R$ 106,678,312.41 of dividends to be paid on May 20, 2019, corresponding to an amount of R$ 0.019043 per outstanding preferred share, as of the date of the shareholder position in the General Shareholders’ Meeting of April 25, 2019, and shall be monetarily restated as of December 31, 2018 until the date it starts the payment, following the SELIC rate variation. In addition, in order to meet the investments planned for 2019, in compliance with the Company's annual investment program, the Board of Directors is proposing to maintain in the shareholders' equity, in a retained earnings reserve, the amount of R$ 14,911,666,372.22 remaining from the fiscal year profit, keeping R$ 724,151,522.95 in retained earnings to meet the restatements arising from changes in accounting practices. Accordingly, the Board of Directors proposes to shareholders at the General Shareholders' Meeting, with the favorable opinion of the Supervisory Board, that R$ 18,000,148,309.14 of the net income for the fiscal year be allocated to reserves, of which R$ 14,911,666,372.22 in retained earnings reserves, R$ 1,288,936,135.04 in legal reserves, R$ 1,027,159,802.45 in statutory reserves and R$ 772,385,999.43 in tax incentive reserves, in addition to R$ 7,054,422,868.72 to be distributed to shareholders as dividends, remaining the amount of R$ 724,151,522.95 in retained earnings to meet the restatements arising from changes in accounting practices. It also proposes the ratification of the dividend and interest on shareholders' equity, in the amount of R$ 0.2535 per common share and R$ 0.9225 per preferred share, under the terms set forth in the Bylaws. Rio de Janeiro, March 20, 2019. Roberto Castello Branco CEO 16 c) After meeting the priority of the preferred shares, it proposes to common shares an interest on shareholders’ equity equivalent to R$ 0.2535 per share. Thus, the proposed dividends are distributed as follows: a) R$ 2,608,840,252.20, in the form of interest on shareholders' equity, paid in 2018, corresponding to a gross amount of R$ 0.20 per common and preferred share. These installments are being discounted from the proposed dividends for the year 2018, monetarily restated according to the Selic rate variation, as of the date of the effective payment until December 31, 2018, in the amount of R$ 2,654,254,071.91. b) R$ 4,293,490,484.40, in the form of interest on shareholders’ equity, to be paid on May 20, 2019, corresponding to a gross amount of R$ 0.05 per common share and R$ 0.70 per preferred share, being the date of the shareholding position as of December 21, 2018, and will be monetarily restated as of December 31, 2018 to the date it starts the payment, following the SELIC rate variation. c) R$ 106,678,312.41 of dividends to be paid on May 20, 2019, corresponding to an amount of R$ 0.019043 per outstanding preferred share, as of the date of the shareholder position in the General Shareholders’ Meeting of April 25, 2019, and shall be monetarily restated as of December 31, 2018 until the date it starts the payment, following the SELIC rate variation. In addition, in order to meet the investments planned for 2019, in compliance with the Company's annual investment program, the Board of Directors is proposing to maintain in the shareholders' equity, in a retained earnings reserve, the amount of R$ 14,911,666,372.22 remaining from the fiscal year profit, keeping R$ 724,151,522.95 in retained earnings to meet the restatements arising from changes in accounting practices. Accordingly, the Board of Directors proposes to shareholders at the General Shareholders' Meeting, with the favorable opinion of the Supervisory Board, that R$ 18,000,148,309.14 of the net income for the fiscal year be allocated to reserves, of which R$ 14,911,666,372.22 in retained earnings reserves, R$ 1,288,936,135.04 in legal reserves, R$ 1,027,159,802.45 in statutory reserves and R$ 772,385,999.43 in tax incentive reserves, in addition to R$ 7,054,422,868.72 to be distributed to shareholders as dividends, remaining the amount of R$ 724,151,522.95 in retained earnings to meet the restatements arising from changes in accounting practices. It also proposes the ratification of the dividend and interest on shareholders' equity, in the amount of R$ 0.2535 per common share and R$ 0.9225 per preferred share, under the terms set forth in the Bylaws. Rio de Janeiro, March 20, 2019. Roberto Castello Branco CEO 16

PETROBRAS

EXIHIBIT I
NET INCOME ALLOCATION
CVM INSTRUCTION No. 481, DECEMBER 17, 2009)
(APPENDIX 9-1-II)

1. Report the net profit for the fiscal year
A: R$ 25.778.722.700,81

2. Report the total amount and the value per share of dividends, including pre-paid dividends and interest on shareholders' equity already stated

Free Float			Amount per share	Amount in Reais		
Common	Preferred	Total		Common	Preferred	Total
7.442.231.382	-	7.442.231.382	0,2535	1.886.605.655,34	-	1.886.605.655,34
-	5.601.969.879	5.601.969.879	0,9225	-	5.167.817.213,38	5.167.817.213,38
Total				1.886.605.655,34	5.167.817.213,38	7.054.422.868,72

3. Report the percentage of net income distributed for the fiscal year
A: 27,37%

4. Report the total amount and the value per share of dividends distributed based on the profit of previous fiscal years
A: Not Applicable

5. After deducting the pre-paid dividends and interest on shareholders' equity already stated, Report:

The dividends presented below were approved at the meeting of the Board of Directors held on 02.27.2019 and should be ratified by the AGM.

a. The gross dividend amount and interest on shareholders' equity, broken down by share of each type and class

Description	Amount in R$ Class of shares		Total
	Common	Preferred	
Proposal Dividends	0,00	106.678.312,41	106.678.312,41

b. The method and term of payment of dividends and interest on shareholders' equity
A: The payment of the dividend will be made on May 20, 2019 and the preferred shareholders will be entitled to remuneration, as follows:
A: 1.The cutoff date for the holders of preferred shares issued by Petrobras traded on B3 will be April 25, 2019 and the record date for the holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE will be on April 29, 2019.

17

PETROBRAS

2. Petrobras' preferred shares will be traded ex-rights on B3, NYSE and BCBA as of April 26, 2019.
3. Holders of PBRA ADRs will receive payment through The Bank of New York Mellon, ADR depositary agent, effective May 28, 2019.

c. Possible monetary and interest adjustment on dividends and interest on shareholders' equity
A: The dividend will be monetarily restated from December 31, 2018 to the date of commencement of the payment, in accordance with the variation of the SELIC rate.

d. Statement date of payment of dividends and interest on shareholders' equity considered for the identification of shareholders who will be entitled to receive the payment
A: See item b above.

6. If there has been a statement of dividends or interest on shareholders' equity based on profits calculated in balance sheets on each semester or shorter periods

a. Report the dividend amount or interest on shareholders' equity already stated
A: Gross amount of interest on shareholders' equity in the amount of R$ 6,902,330,736.60, equivalent to R $ 0.90 per preferred share outstanding and R $ 0.25 per common share outstanding.

b. Report the date of the corresponding payments
A: The dates for the payment of declared interest on capital are as follows:
- R$ 0.05 per preferred and common share, paid on 05/29/2018
- R$ 0.05 per preferred and common share paid on 08/23/2018
- R$ 0.10 per preferred and common share, paid on 12/3/2018
- R$ 0.70 per preferred share and R $ 0.05 per common, to be paid on 05/20/2019

7. Provide comparative table indicating the following values per share of each type and class:

a. Net income for the fiscal year and the previous three (3) fiscal years

	Period		
	2018	2017	2016
Earnings per share - common	1,98	0,00	0,00
Earnings per share - preferred	1,98	0,00	0,00

Loss results in 2016 and 2017.

b. Dividend and interest on shareholders' equity distributed in the previous three (3) years

18

Period 2018 2017 2016 Dividends and Interest on Capital per common share* 0,2535 0,00 0,00 Dividends and Interest on Capital per preferred share* 0,9225 0,00 0,00 The company reported losses in 2016 and 2017, so there was no distribution of dividends and interest on shareholders' equity. 8. If there is a profit allocation to legal reserves a. Identify the amount allocated to legal reserves A: R$ 1.288.936.135,04. b. Break down the legal reserve calculation method A: Constituted through the appropriation of 5% of the net income for the year, in accordance with article 193 of the Brazilian Corporation Law. 9. If the company holds preferred shares entitled to fixed or minimum dividends a. Describe the calculation method of fixed or minimum dividends A: Shareholders will be entitled, in each fiscal year, to dividends, which may not be less than 25% of adjusted net income, in accordance with the Brazilian Corporate Law, apportioned to the shares in which the company's capital is divided. The preferred shares have priority in receiving the dividends of at least 5% (five percent) calculated on the part of the capital represented by this type of shares, or 3% (three percent) of the stockholders' equity value of the share , always prevailing the greater, participating, in equality with the common shares, in the capital increases arising from the incorporation of reserves and profits, according to art. 5, paragraph 2, of Petrobras' Bylaws. This priority in the receipt of dividends does not guarantee, in and of itself, the payment of dividends in fiscal years in which the company does not make a profit. b. Report whether the profit for the fiscal year is enough for the full payment of fixed or minimum dividends A: Yes c. Identify if any unpaid portion is cumulative A: Not applicable d. Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares A:R$ 5,167,817,213.38 of dividends and interest on own capital related to the outstanding preferred shares, whose criterion that prevailed in 2018 was 5% of the capital represented by this type of shares. 19 Period 2018 2017 2016 Dividends and Interest on Capital per common share* 0,2535 0,00 0,00 Dividends and Interest on Capital per preferred share* 0,9225 0,00 0,00 The company reported losses in 2016 and 2017, so there was no distribution of dividends and interest on shareholders' equity. 8. If there is a profit allocation to legal reserves a. Identify the amount allocated to legal reserves A: R$ 1.288.936.135,04. b. Break down the legal reserve calculation method A: Constituted through the appropriation of 5% of the net income for the year, in accordance with article 193 of the Brazilian Corporation Law. 9. If the company holds preferred shares entitled to fixed or minimum dividends a. Describe the calculation method of fixed or minimum dividends A: Shareholders will be entitled, in each fiscal year, to dividends, which may not be less than 25% of adjusted net income, in accordance with the Brazilian Corporate Law, apportioned to the shares in which the company's capital is divided. The preferred shares have priority in receiving the dividends of at least 5% (five percent) calculated on the part of the capital represented by this type of shares, or 3% (three percent) of the stockholders' equity value of the share , always prevailing the greater, participating, in equality with the common shares, in the capital increases arising from the incorporation of reserves and profits, according to art. 5, paragraph 2, of Petrobras' Bylaws. This priority in the receipt of dividends does not guarantee, in and of itself, the payment of dividends in fiscal years in which the company does not make a profit. b. Report whether the profit for the fiscal year is enough for the full payment of fixed or minimum dividends A: Yes c. Identify if any unpaid portion is cumulative A: Not applicable d. Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares A:R$ 5,167,817,213.38 of dividends and interest on own capital related to the outstanding preferred shares, whose criterion that prevailed in 2018 was 5% of the capital represented by this type of shares. 19

e. Identify fixed or minimum dividends to be paid per preferred share of each class A: R$ 0,9225 per preferred share. 10. Regarding the mandatory dividend a. Describe the calculation method provided for in the bylaws A: Shareholders will be entitled, in each year, to dividends and / or interest on own capital, which may not be less than twenty-five percent (25%) of adjusted net income, pursuant to article 8 of the Company's Bylaws. Petrobras, in proportion to the shares in which the Company's capital is divided. b. Report whether it is being paid in full A: Yes c. Report any amount withheld A: Not applicable 11. If there is a mandatory dividend to be withheld due to the company's financial situation A: Not applicable 12. If there is an allocation of income to contingency reserves A: Not applicable 13. If there is an allocation of income to reserves for unrealized profits A: Not applicable 14. If there is an allocation of income to statutory reserves a. Describe the statutory clauses that establish the reserves A: Pursuant to article 55 of the Bylaws, Petrobras will allocate a 0.5% (five tenths of a percent) share of the paid-up share capital, for the constitution of a special reserve, for the costing of the Company's research and technological development programs. b. Identify the amount allocated to reserves A: R$ 1.027.159.802,45 c. Describe how the amount was calculated Statutory Reserve Calculation Stock Capital 205.431.960.490,52 Percentage 0,5% Amount earmarked for 2018 1.027.159.802,45 20 e. Identify fixed or minimum dividends to be paid per preferred share of each class A: R$ 0,9225 per preferred share. 10. Regarding the mandatory dividend a. Describe the calculation method provided for in the bylaws A: Shareholders will be entitled, in each year, to dividends and / or interest on own capital, which may not be less than twenty-five percent (25%) of adjusted net income, pursuant to article 8 of the Company's Bylaws. Petrobras, in proportion to the shares in which the Company's capital is divided. b. Report whether it is being paid in full A: Yes c. Report any amount withheld A: Not applicable 11. If there is a mandatory dividend to be withheld due to the company's financial situation A: Not applicable 12. If there is an allocation of income to contingency reserves A: Not applicable 13. If there is an allocation of income to reserves for unrealized profits A: Not applicable 14. If there is an allocation of income to statutory reserves a. Describe the statutory clauses that establish the reserves A: Pursuant to article 55 of the Bylaws, Petrobras will allocate a 0.5% (five tenths of a percent) share of the paid-up share capital, for the constitution of a special reserve, for the costing of the Company's research and technological development programs. b. Identify the amount allocated to reserves A: R$ 1.027.159.802,45 c. Describe how the amount was calculated Statutory Reserve Calculation Stock Capital 205.431.960.490,52 Percentage 0,5% Amount earmarked for 2018 1.027.159.802,45 20

15. If there is a profit retention foreseen in the capital budget a. Identify the retention amount A: R$ 14.911.666.372,22 b. Provide a copy of the capital budget A: The capital budget is available in item II of the Exposure to Shareholders. 16. If there is an allocation of income to tax incentive reserves a. Report the amount allocated to reserves A: R$ 772.385.999,43 b. Explain the nature of the allocation A: Constituted through the allocation of a portion of the income for the year equivalent to the tax incentives resulting from governmental donations or subsidies, in accordance with article 195-A of the Brazilian Corporation Law. This reserve may only be used to absorb losses or increase capital. It is worth noting the incentive for investment subsidies in the Northeast and Amazon, within the scope of the Northeast Development Superintendencies (SUDENE) and the Amazon (SUDAM), including the realization of part of the deposits for reinvestments with own resorses. 21 15. If there is a profit retention foreseen in the capital budget a. Identify the retention amount A: R$ 14.911.666.372,22 b. Provide a copy of the capital budget A: The capital budget is available in item II of the Exposure to Shareholders. 16. If there is an allocation of income to tax incentive reserves a. Report the amount allocated to reserves A: R$ 772.385.999,43 b. Explain the nature of the allocation A: Constituted through the allocation of a portion of the income for the year equivalent to the tax incentives resulting from governmental donations or subsidies, in accordance with article 195-A of the Brazilian Corporation Law. This reserve may only be used to absorb losses or increase capital. It is worth noting the incentive for investment subsidies in the Northeast and Amazon, within the scope of the Northeast Development Superintendencies (SUDENE) and the Amazon (SUDAM), including the realization of part of the deposits for reinvestments with own resorses. 21

GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM IV DISMISSAL OF A MEMBER OF BOARD OF DIRECTORS ELECTED BY THE CONTROLLING SHAREHOLDER Dear Shareholders, Pursuant to Law No. 6,404 / 76, the controlling shareholder requests the early termination of the term of office of Mr. Segen Farid Estefen, elected at the AEGM of 2018, to which he already thanks the dedication and valuable work developed as a member of the Board of Directors of the Company. th Rio de Janeiro, March 20 , 2019. Roberto Castello Branco CEO 22 GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM IV DISMISSAL OF A MEMBER OF BOARD OF DIRECTORS ELECTED BY THE CONTROLLING SHAREHOLDER Dear Shareholders, Pursuant to Law No. 6,404 / 76, the controlling shareholder requests the early termination of the term of office of Mr. Segen Farid Estefen, elected at the AEGM of 2018, to which he already thanks the dedication and valuable work developed as a member of the Board of Directors of the Company. th Rio de Janeiro, March 20 , 2019. Roberto Castello Branco CEO 22

GENERAL SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM V BOARD OF DIRECTORS MEMBER ELECTIONS Dear shareholders, The election of members of the Board of Directors, pursuant to the provisions of the Company's Bylaws, will be approved during the General Shareholders’ Meeting. The controlling shareholder indicates the following names to be appointed to the Board of Directors: Eduardo Bacellar Leal Ferreira, João Cox, Roberto da Cunha Castello Branco and Nivio Ziviani. The elected nominees will fulfill the term of management of the Board Members who resigned (Ivan de Souza Monteiro, Luiz Nelson Guedes de Carvalho, Francisco Petros Oliveira Lima Papathanasiadis and Durval José Soledade Santos), according to the Market Communication disclosed on 12/21/2018, 01/02/2019 and 01/14/2019, respectively. In addition, Mr. Danilo Ferreira da Silva was the second most voted member in the election held by Petrobras’ employees in the year 2018, reason why, pursuant to art. 25, paragraph 2, section I of Petrobras' Bylaws, he shall be appointed as a Board Member, in view of the resignation of Mr. Christian Alejandro Queipo, on 10/19/2018. In compliance with the provisions of Circular Letter CVM / SEP / nº3 / 2019, we hereby inform that the number of 11 members of the Board of Directors, as set forth in the Extraordinary and Ordinary General Meeting dated 04/26/2018, remains unchanged. To this end, the controlling shareholder will indicate, in due course, an applicant to complete the management term of Mr. Segen Farid Estefen, who, pursuant to Item IV of the agenda of this Ordinary General Meeting, will close his relationship with the Board of Directors of Petrobras on the date of said meeting, as well as to replace Mr. Jerônimo Antunes, whose resignation was disclosed to the market. If the candidates to be presented by the controlling shareholder are nominated until the meeting, as there will be no time to analyze the requirements and impediments by the Nominating, Compensation and Succession Committee ( CIRS ), the analysis will be performed by the Assembly Secretariat, in the manner set forth in art. 22, §4, of Decree No. 8.945 / 16 and its possession will be conditioned to the analysis of the additional requirements set forth in Annex II by the CIRS and to the recommendation of approval by said Committee, as provided in item 4.1.7.3.1 of the Policy of Indication of Petrobras. Instructions for the nomination of a Board Member are established in the section of this Manual named Mandatory Verification of Legal and Statutory Requirements and Restrictions for the Nomination of a Board Member of Petrobras.” 23 GENERAL SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM V BOARD OF DIRECTORS MEMBER ELECTIONS Dear shareholders, The election of members of the Board of Directors, pursuant to the provisions of the Company's Bylaws, will be approved during the General Shareholders’ Meeting. The controlling shareholder indicates the following names to be appointed to the Board of Directors: Eduardo Bacellar Leal Ferreira, João Cox, Roberto da Cunha Castello Branco and Nivio Ziviani. The elected nominees will fulfill the term of management of the Board Members who resigned (Ivan de Souza Monteiro, Luiz Nelson Guedes de Carvalho, Francisco Petros Oliveira Lima Papathanasiadis and Durval José Soledade Santos), according to the Market Communication disclosed on 12/21/2018, 01/02/2019 and 01/14/2019, respectively. In addition, Mr. Danilo Ferreira da Silva was the second most voted member in the election held by Petrobras’ employees in the year 2018, reason why, pursuant to art. 25, paragraph 2, section I of Petrobras' Bylaws, he shall be appointed as a Board Member, in view of the resignation of Mr. Christian Alejandro Queipo, on 10/19/2018. In compliance with the provisions of Circular Letter CVM / SEP / nº3 / 2019, we hereby inform that the number of 11 members of the Board of Directors, as set forth in the Extraordinary and Ordinary General Meeting dated 04/26/2018, remains unchanged. To this end, the controlling shareholder will indicate, in due course, an applicant to complete the management term of Mr. Segen Farid Estefen, who, pursuant to Item IV of the agenda of this Ordinary General Meeting, will close his relationship with the Board of Directors of Petrobras on the date of said meeting, as well as to replace Mr. Jerônimo Antunes, whose resignation was disclosed to the market. If the candidates to be presented by the controlling shareholder are nominated until the meeting, as there will be no time to analyze the requirements and impediments by the Nominating, Compensation and Succession Committee ( CIRS ), the analysis will be performed by the Assembly Secretariat, in the manner set forth in art. 22, §4, of Decree No. 8.945 / 16 and its possession will be conditioned to the analysis of the additional requirements set forth in Annex II by the CIRS and to the recommendation of approval by said Committee, as provided in item 4.1.7.3.1 of the Policy of Indication of Petrobras. Instructions for the nomination of a Board Member are established in the section of this Manual named Mandatory Verification of Legal and Statutory Requirements and Restrictions for the Nomination of a Board Member of Petrobras.” 23

The following Appendix I, includes information related to the nominees for members of the Board of Directors, pursuant to items 12.5 to 12.10 of the “Formulário de Referência” (Article 10 of CVM Instruction 481). th Rio de Janeiro, March 20 , 2019. Roberto Castello Branco CEO 24 The following Appendix I, includes information related to the nominees for members of the Board of Directors, pursuant to items 12.5 to 12.10 of the “Formulário de Referência” (Article 10 of CVM Instruction 481). th Rio de Janeiro, March 20 , 2019. Roberto Castello Branco CEO 24

PETROBRAS

ANNEX I

INFORMATION ON THE CANDIDATES APPOINTED BY THE CONTROLLING SHAREHOLDER AND ON THE EMPLOYEES' REPRESENTATIVE FOR THE POSITION OF A PETROBRAS' BOARD MEMBER

Name CPF (Tax Number)	Date of Birth Profession	Management body Elective office held	Term of Office No. of Consecutive Terms
Eduardo Bacellar Leal Ferreira 265.598.977-53	2/6/1952 Military	Board of Directors Board Member	Until AGM 2020 0
Danilo Ferreira da Silva 294.854.338-08	9/22/1982 Lawyer	Board of Directors Board Member	Until AGM 2020 0
João Cox Neto 239.577.781-15	2/5/1963 Economist	Board of Directors Board Member	Until AGM 2020 0
Nivio Ziviani 072.302.576-20	8/27/1946 Mechanical Engineer and Computer Science Professor	Board of Directors Board Member	Until AGM 2020 0
Roberto da Cunha Castello Branco 031.389.097-87	7/20/1944 Economist	Board of Directors Board Member	Until AGM 2020 0

Summarized curriculum of those appointed:

Eduardo Bacellar Leal Ferreira - Mr. Eduardo Bacellar Leal Ferreira is a Fleet Admiral and was a Commander of the Brazilian Navy until January 2019, having therefore reached the top of his career. In addition to the Naval School, Leal Ferreira received higher-level training at the Brazilian Naval War School and the Naval War Academy of Chile. He also was an instructor at the Annapolis Naval Academy, USA. Before being a Commander of the Navy of Brazil, he held several important positions, being a Commander-in-Chief of the Fleet and a Commander of the Superior School of War. Non-independent Director according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945/2016, the Rules of Procedure of the Corporate

25

Governance Program for State-Owned Companies granted by B3 and the Listing Rules of Corporate Governance Level 2. Danilo Ferreira da Silva– Mr. Danilo Ferreira da Silva was the second most voted in the election held by Petrobras' employees in 2018. He holds a degree in Social and Legal Sciences (Law) from PUC - Campinas, with an MBA in Financial Management from FGV (with extension by Ohio University) and Global Executive MBA from the University Institute of Lisbon in partnership with FGV, and holds a Degree in Pedagogy from Univesp. He joined Petrobras in 2003 as a maintenance technician at Replan, where he monitored the implementation of large industrial projects. At the Fundação Petrobras de Seguridade Social (Petros), he was a Deliberative Counselor (2011-2012), Advisor to the Presidency (2013-2015) and Chief Financial Officer (2015-2016). He served as a member of the Board of Directors for the following institutions: Fras–Le (2014-2015), Invepar (2015-2016), Iguatemi Shopping Centers (2016-2018), Totvs (2015-2017). He is currently working in the area of engineering and operational technical support at the Petrobras Paulínia Refinery. Non-independent Director according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945/2016, the Rules of Procedure of the Corporate Governance Program for State-Owned Companies granted by B3 and the Listing Rules Level 2 of Corporate Governance. João Cox Neto – Mr. João Cox is an economist with specialization in petrochemical economics from the University of Oxford, UK. He has a solid career as an executive, having been Chairman of Telemig Celular and Chairman of Claro, among other prominent positions. Cox has extensive experience as a member of the Board of Directors of several companies, such as Tim Brasil, where he is the Chairman of the Board, Tim Participações, Embraer, Linx and Braskem. Independent Director according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945/2016, the Rules of Procedure of the Corporate Governance Program for State- Owned Companies granted by B3 and the Listing Rules Level 2 of Corporate Governance. 26 Governance Program for State-Owned Companies granted by B3 and the Listing Rules of Corporate Governance Level 2. Danilo Ferreira da Silva– Mr. Danilo Ferreira da Silva was the second most voted in the election held by Petrobras' employees in 2018. He holds a degree in Social and Legal Sciences (Law) from PUC - Campinas, with an MBA in Financial Management from FGV (with extension by Ohio University) and Global Executive MBA from the University Institute of Lisbon in partnership with FGV, and holds a Degree in Pedagogy from Univesp. He joined Petrobras in 2003 as a maintenance technician at Replan, where he monitored the implementation of large industrial projects. At the Fundação Petrobras de Seguridade Social (Petros), he was a Deliberative Counselor (2011-2012), Advisor to the Presidency (2013-2015) and Chief Financial Officer (2015-2016). He served as a member of the Board of Directors for the following institutions: Fras–Le (2014-2015), Invepar (2015-2016), Iguatemi Shopping Centers (2016-2018), Totvs (2015-2017). He is currently working in the area of engineering and operational technical support at the Petrobras Paulínia Refinery. Non-independent Director according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945/2016, the Rules of Procedure of the Corporate Governance Program for State-Owned Companies granted by B3 and the Listing Rules Level 2 of Corporate Governance. João Cox Neto – Mr. João Cox is an economist with specialization in petrochemical economics from the University of Oxford, UK. He has a solid career as an executive, having been Chairman of Telemig Celular and Chairman of Claro, among other prominent positions. Cox has extensive experience as a member of the Board of Directors of several companies, such as Tim Brasil, where he is the Chairman of the Board, Tim Participações, Embraer, Linx and Braskem. Independent Director according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945/2016, the Rules of Procedure of the Corporate Governance Program for State- Owned Companies granted by B3 and the Listing Rules Level 2 of Corporate Governance. 26

Nivio Ziviani – Mr. Nivio Ziviani is a Mechanical Engineer from the Federal University of Minas Gerais (1971), has a Master degree in Computer Science from the Pontifical Catholic University of Rio de Janeiro (1976) and a Ph.D. in Computer Science from the University of Waterloo, Canada (1982). He is a specialist in information technology, being an outstanding academic and entrepreneur. Professor Emeritus of the Computer Science Department of the Federal University of Minas Gerais since 2005 and member of the Brazilian Academy of Sciences since 2007, Nivio Ziviani has received, throughout his career, several awards and honors, among them the National Order of Scientific Merit, in Commander (2007) and Grand Cross (2018) classes. Professor Nivio Ziviani is the author of the book “Projeto de Algoritmos” and co- author of over 180 scientific articles in the areas of algorithms, information retrieval, artificial intelligence and related areas. As an entrepreneur, he founded several companies from the knowledge generated within the University, such as Kunumi (2016), Neemu (2010), Akwan (2000) and Miner (1998). Independent Board Member according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945 / 2016, the Rules of Procedure of the Highlight Program on State Governance of B3 and the Listing Rules of Level 2 of Corporate Governance. Roberto da Cunha Castello Branco - Mr. Roberto Castello Branco is our CEO. He holds a degree in Economics, with a doctorate from the Getulio Vargas Foundation (FGV EPGE) and a postdoctoral degree from the University of Chicago. He participated in executive training programs at the Sloan School of Management (MIT) and the International Institute for Management Development (IMD). He is an Affiliate Professor at EPGE (FGV), also acting as a Director of the Center for Studies on Growth and Economic Development in that institution. He was an Executive Officer at Vale S.A., Central Bank of Brazil, Banco Boavista, Banco Boavista Investimentos and Banco InterAtlântico. He was a member of the Petrobras Board of Directors between May 2015 and April 2016, GRU Airport and Invepar, as well as a member of ABRASCA's Board of Directors, Director of the American Chamber of Commerce (RJ) and a member of IBEF's Board of Directors and Board of Trustees of FGV. He was Chairman of the Brazilian Institute of Investor Relations, Executive President of IBMEC and Vice President of 27 Nivio Ziviani – Mr. Nivio Ziviani is a Mechanical Engineer from the Federal University of Minas Gerais (1971), has a Master degree in Computer Science from the Pontifical Catholic University of Rio de Janeiro (1976) and a Ph.D. in Computer Science from the University of Waterloo, Canada (1982). He is a specialist in information technology, being an outstanding academic and entrepreneur. Professor Emeritus of the Computer Science Department of the Federal University of Minas Gerais since 2005 and member of the Brazilian Academy of Sciences since 2007, Nivio Ziviani has received, throughout his career, several awards and honors, among them the National Order of Scientific Merit, in Commander (2007) and Grand Cross (2018) classes. Professor Nivio Ziviani is the author of the book “Projeto de Algoritmos” and co- author of over 180 scientific articles in the areas of algorithms, information retrieval, artificial intelligence and related areas. As an entrepreneur, he founded several companies from the knowledge generated within the University, such as Kunumi (2016), Neemu (2010), Akwan (2000) and Miner (1998). Independent Board Member according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945 / 2016, the Rules of Procedure of the Highlight Program on State Governance of B3 and the Listing Rules of Level 2 of Corporate Governance. Roberto da Cunha Castello Branco - Mr. Roberto Castello Branco is our CEO. He holds a degree in Economics, with a doctorate from the Getulio Vargas Foundation (FGV EPGE) and a postdoctoral degree from the University of Chicago. He participated in executive training programs at the Sloan School of Management (MIT) and the International Institute for Management Development (IMD). He is an Affiliate Professor at EPGE (FGV), also acting as a Director of the Center for Studies on Growth and Economic Development in that institution. He was an Executive Officer at Vale S.A., Central Bank of Brazil, Banco Boavista, Banco Boavista Investimentos and Banco InterAtlântico. He was a member of the Petrobras Board of Directors between May 2015 and April 2016, GRU Airport and Invepar, as well as a member of ABRASCA's Board of Directors, Director of the American Chamber of Commerce (RJ) and a member of IBEF's Board of Directors and Board of Trustees of FGV. He was Chairman of the Brazilian Institute of Investor Relations, Executive President of IBMEC and Vice President of 27

the Brazil-Canada Chamber of Commerce. Non-independent Director according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945/2016, the Rules of Procedure of the Corporate Governance Program for State-Owned Companies granted by B3 and the Listing Rules Level 2 of Corporate Governance. According to statements by the nominees themselves, the candidates indicated above: · In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities. · They do not hold marital relationships, common-law marriages or any known relationships according to item 12.9 of the Reference Form. · They have no relationship of subordination with related parties of the Company. · In compliance with item 12.10 of the Reference Form, the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and: a. company controlled, directly or indirectly, by Petrobras: Not applicable b. controller of Petrobras: (i) Mr. Eduardo Bacellar Leal Ferreira reported having a relationship of subordination to the Controller of Petrobras, since he is currently Admiral of the Fleet and was Commandant of the Brazilian Navy until January 2019, and; c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or the controlling shareholder of any of these persons: Not applicable · The Nomination, Remuneration and Succession Committee of the Petrobras Board of Directors, whose name will be changed to the People Committee, in accordance with the proposal to amend the Articles of Incorporation included in the agenda of the Extraordinary Shareholders' Meeting to be held on this date, verified the adherence of the nominees to the applicable requirements, having concluded that the aforementioned nominees do not fall 28 the Brazil-Canada Chamber of Commerce. Non-independent Director according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945/2016, the Rules of Procedure of the Corporate Governance Program for State-Owned Companies granted by B3 and the Listing Rules Level 2 of Corporate Governance. According to statements by the nominees themselves, the candidates indicated above: · In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities. · They do not hold marital relationships, common-law marriages or any known relationships according to item 12.9 of the Reference Form. · They have no relationship of subordination with related parties of the Company. · In compliance with item 12.10 of the Reference Form, the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and: a. company controlled, directly or indirectly, by Petrobras: Not applicable b. controller of Petrobras: (i) Mr. Eduardo Bacellar Leal Ferreira reported having a relationship of subordination to the Controller of Petrobras, since he is currently Admiral of the Fleet and was Commandant of the Brazilian Navy until January 2019, and; c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or the controlling shareholder of any of these persons: Not applicable · The Nomination, Remuneration and Succession Committee of the Petrobras Board of Directors, whose name will be changed to the People Committee, in accordance with the proposal to amend the Articles of Incorporation included in the agenda of the Extraordinary Shareholders' Meeting to be held on this date, verified the adherence of the nominees to the applicable requirements, having concluded that the aforementioned nominees do not fall 28 into any impediment and have all the requirements required by Law 6404/76, Law 13303/16, Decree 8.945 / 16, by Petrobras' Bylaws and by the Policy of Indication of Members of the Fiscal Council, Board of Directors, Executive Board and Holders of the General Structure of Petrobras and Petrobras System Companies (“Indication Policy”). The minutes of the meeting of such a Committee are available on the Company's electronic address (http://www.investidorespetrobras.com.br/ri) in Corporate Governance, Governing Bodies, Committees, Minutes, Nomination, Remuneration and Succession Committee. In compliance with CVM Instructions 480/09 and 481/09, there is no percentage of participation of those appointed in the meetings of the Board of Directors and of the Advisory Committees to the Board of Directors to be informed, since all nominees took office in 2019 and are not part of any Advisory Committees. In this regard, we inform that: · Mr. Eduardo Leal Ferreira was appointed a Member of the Board of Directors, pursuant to articles 150, caput of Law 6404/76 and 25 of Petrobras' Articles of Incorporation, at the Board of Directors meeting held on 01/30/2019, with a term of office up to the first Petrobras Shareholders' General Meeting; · Mr. Danilo Ferreira da Silva was appointed a Member of the Board of Directors, pursuant to articles 150, caput of Law 6404/76 and 25 of Petrobras' Articles of Incorporation, at the Board of Directors meeting held on 12/28/2018, with a term of office up to the first Petrobras Shareholders' General Meeting; · Mr. João Cox was appointed a Member of the Board of Directors, pursuant to articles 150, caput of Law 6404/76 and 25 of Petrobras' Articles of Incorporation, at the Board of Directors meeting held on 01/30/2019, with a term of office up to the first Petrobras Shareholders' General Meeting; · Mr. Nivio Ziviani was appointed a Member of the Board of Directors, pursuant to articles 150, caput of Law 6404/76 and 25 of Petrobras' Articles of Incorporation, at the Board of Directors meeting held on 2/26/2019, with a term of office up to the first Petrobras Shareholders' General Meeting; · Mr. Roberto Castello Branco was appointed a Member of the Board of Directors, pursuant to articles 150, caput of Law 6404/76 and 25 of Petrobras' By-Laws, at the Board of Directors meeting held on 12/21/2018, with a term of office up to the first Petrobras Shareholders' General Meeting; 29 into any impediment and have all the requirements required by Law 6404/76, Law 13303/16, Decree 8.945 / 16, by Petrobras' Bylaws and by the Policy of Indication of Members of the Fiscal Council, Board of Directors, Executive Board and Holders of the General Structure of Petrobras and Petrobras System Companies (“Indication Policy”). The minutes of the meeting of such a Committee are available on the Company's electronic address (http://www.investidorespetrobras.com.br/ri) in Corporate Governance, Governing Bodies, Committees, Minutes, Nomination, Remuneration and Succession Committee. In compliance with CVM Instructions 480/09 and 481/09, there is no percentage of participation of those appointed in the meetings of the Board of Directors and of the Advisory Committees to the Board of Directors to be informed, since all nominees took office in 2019 and are not part of any Advisory Committees. In this regard, we inform that: · Mr. Eduardo Leal Ferreira was appointed a Member of the Board of Directors, pursuant to articles 150, caput of Law 6404/76 and 25 of Petrobras' Articles of Incorporation, at the Board of Directors meeting held on 01/30/2019, with a term of office up to the first Petrobras Shareholders' General Meeting; · Mr. Danilo Ferreira da Silva was appointed a Member of the Board of Directors, pursuant to articles 150, caput of Law 6404/76 and 25 of Petrobras' Articles of Incorporation, at the Board of Directors meeting held on 12/28/2018, with a term of office up to the first Petrobras Shareholders' General Meeting; · Mr. João Cox was appointed a Member of the Board of Directors, pursuant to articles 150, caput of Law 6404/76 and 25 of Petrobras' Articles of Incorporation, at the Board of Directors meeting held on 01/30/2019, with a term of office up to the first Petrobras Shareholders' General Meeting; · Mr. Nivio Ziviani was appointed a Member of the Board of Directors, pursuant to articles 150, caput of Law 6404/76 and 25 of Petrobras' Articles of Incorporation, at the Board of Directors meeting held on 2/26/2019, with a term of office up to the first Petrobras Shareholders' General Meeting; · Mr. Roberto Castello Branco was appointed a Member of the Board of Directors, pursuant to articles 150, caput of Law 6404/76 and 25 of Petrobras' By-Laws, at the Board of Directors meeting held on 12/21/2018, with a term of office up to the first Petrobras Shareholders' General Meeting; 29

VERIFICATION OF THE LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS’S BOARD OF DIRECTORS The appointment of a member of Petrobras’ Board of Directors, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, shall fully comply with the requirements and prohibitions imposed by the Business Corporate Law, by Law 13,303, dated June 30, 2016 by Decree No. 8,945, dated December 27, 2016, by Petrobras’ Bylaws and by the Policy of Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies ( Appointment Policy ), otherwise its nomination will not be granted. As provided for in art. 21-L of SEC Instruction No. 481 of December 17, 2009, recently amended by SEC Instruction No. 594, of 12/20/17, for the indications to be included in the distance ballot, these must be carried out by the shareholders at least 25 ( twenty-five) days to the date of the General Meeting. In accordance with art. 21, paragraph 4 of the Bylaws, nominations of candidates must be made within 16 (sixteen) business days prior to the date of the Annual General Meeting, that is, until April 1st, 2019, upon delivery of the Annexs listed below, duly completed, as well as forwarded the documentation listed therein, as the case may be, in order to certify compliance with the requirements established by the legislation and the Nomination Policy. The nominees must also send a copy of their identity, CPF and proof of marital status, in addition to a complete and summarized curriculum vitae. The information should be sent to the following e-mail addresses: indicacoes@petrobras.com.br and investors@petrobras.com.br. Once all documentation has been received, the Nomination, Compensation and Succession Committee (which after the Extraordinary General Meeting will be called the People Committee - COP), pursuant to art. 64, paragraph 1 of Decree No. 8945/2016, will analyze the information provided by the nominee, according to the Form and supporting documentation, advising the shareholders on the compliance with the requirements and lack of prohibitions provided for in Law 6.404/76, Law no. 13.303/16, Decree No. 8.945/16, Petrobras' Bylaws and in the Nomination Policy. 30 VERIFICATION OF THE LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS’S BOARD OF DIRECTORS The appointment of a member of Petrobras’ Board of Directors, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, shall fully comply with the requirements and prohibitions imposed by the Business Corporate Law, by Law 13,303, dated June 30, 2016 by Decree No. 8,945, dated December 27, 2016, by Petrobras’ Bylaws and by the Policy of Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies ( Appointment Policy ), otherwise its nomination will not be granted. As provided for in art. 21-L of SEC Instruction No. 481 of December 17, 2009, recently amended by SEC Instruction No. 594, of 12/20/17, for the indications to be included in the distance ballot, these must be carried out by the shareholders at least 25 ( twenty-five) days to the date of the General Meeting. In accordance with art. 21, paragraph 4 of the Bylaws, nominations of candidates must be made within 16 (sixteen) business days prior to the date of the Annual General Meeting, that is, until April 1st, 2019, upon delivery of the Annexs listed below, duly completed, as well as forwarded the documentation listed therein, as the case may be, in order to certify compliance with the requirements established by the legislation and the Nomination Policy. The nominees must also send a copy of their identity, CPF and proof of marital status, in addition to a complete and summarized curriculum vitae. The information should be sent to the following e-mail addresses: indicacoes@petrobras.com.br and investors@petrobras.com.br. Once all documentation has been received, the Nomination, Compensation and Succession Committee (which after the Extraordinary General Meeting will be called the People Committee - COP), pursuant to art. 64, paragraph 1 of Decree No. 8945/2016, will analyze the information provided by the nominee, according to the Form and supporting documentation, advising the shareholders on the compliance with the requirements and lack of prohibitions provided for in Law 6.404/76, Law no. 13.303/16, Decree No. 8.945/16, Petrobras' Bylaws and in the Nomination Policy. 30

Exceptionally, the nominations made by the shareholders at a date later than sixteen (16) business days, which cannot be reviewed by the CIRS in time, will be analyzed by the Secretariat of the Meeting, as provided for in art. 22, paragraph 4, of Decree No. 8.945/16. In the event that the requirements are analyzed by the Assembly Secretariat, the candidate's possession shall be conditioned to the analysis of the additional requirements set forth in Annex I of the Petrobras Nominating Policy (COP) and by the recommendation for approval by the COP. referred to in item 4.1.8.3.1 of the Petrobras Nomination Policy. Also, under the terms of item 4.1.8.3.2 of the Nominating Policy, if the COP does not recommend the approval of the candidate whose requirements analysis was performed under item 4.1.8.3, the position will remain unfilled and a new general meeting will be called for your fill. List of Attachments : Annex I: Register of the Administrator of the Ministry of Economy - Director or Board of Directors - Models A (Non-Independent Directors) and B (Independent Directors), if applicable; Annex II: Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras (Annex I of the Petrobras Indication Policy); Annex III: Registration of Independence of Directors of Administration (Annex III of the Policy of Indication of Petrobras); Annex IV: Declaration of independence; Annex V: CVM Statement and Law nº 13.303/2016; Annex VI: Declaration on Politically Exposed Person; and Annex VII: Items 12.5 to 12.10 of the “Formulário de Referencia”. 31 Exceptionally, the nominations made by the shareholders at a date later than sixteen (16) business days, which cannot be reviewed by the CIRS in time, will be analyzed by the Secretariat of the Meeting, as provided for in art. 22, paragraph 4, of Decree No. 8.945/16. In the event that the requirements are analyzed by the Assembly Secretariat, the candidate's possession shall be conditioned to the analysis of the additional requirements set forth in Annex I of the Petrobras Nominating Policy (COP) and by the recommendation for approval by the COP. referred to in item 4.1.8.3.1 of the Petrobras Nomination Policy. Also, under the terms of item 4.1.8.3.2 of the Nominating Policy, if the COP does not recommend the approval of the candidate whose requirements analysis was performed under item 4.1.8.3, the position will remain unfilled and a new general meeting will be called for your fill. List of Attachments : Annex I: Register of the Administrator of the Ministry of Economy - Director or Board of Directors - Models A (Non-Independent Directors) and B (Independent Directors), if applicable; Annex II: Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras (Annex I of the Petrobras Indication Policy); Annex III: Registration of Independence of Directors of Administration (Annex III of the Policy of Indication of Petrobras); Annex IV: Declaration of independence; Annex V: CVM Statement and Law nº 13.303/2016; Annex VI: Declaration on Politically Exposed Person; and Annex VII: Items 12.5 to 12.10 of the “Formulário de Referencia”. 31

Annex I - Registration of Administrator of the Ministry of Economy - Director or Board of Directors - Model A MINISTRY OF ECONOMY Special Department for Privatization and Divestment Department for the Coordination and Governance of State-Owned Companies MANAGER'S REGISTRATION – Executive Officer or Board of Director Member Compliance with Law 13303, of June 30, 2016, and with Decree 8945, of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (board member or officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. CPF: 2. CPF: 4. Permanent Duty: 5. Function held in commission: 5. Function held in commission: 7. Business Phone: 7. Business Phone: 9. Business e-mail: 10. Personal e-mail: 11. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer 12. Company to which it was indicated: 13. Sector of activity of the company *: *Examples: financial, ownership interest, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industry or services. 32 Annex I - Registration of Administrator of the Ministry of Economy - Director or Board of Directors - Model A MINISTRY OF ECONOMY Special Department for Privatization and Divestment Department for the Coordination and Governance of State-Owned Companies MANAGER'S REGISTRATION – Executive Officer or Board of Director Member Compliance with Law 13303, of June 30, 2016, and with Decree 8945, of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (board member or officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. CPF: 2. CPF: 4. Permanent Duty: 5. Function held in commission: 5. Function held in commission: 7. Business Phone: 7. Business Phone: 9. Business e-mail: 10. Personal e-mail: 11. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer 12. Company to which it was indicated: 13. Sector of activity of the company *: *Examples: financial, ownership interest, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industry or services. 32

B. REQUIREMENTS - Need for documentary evidence (items 15, 17 and 19) 14. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 28, item III and § 1, of Decree 8,945/16) ( ) Yes ( ) No 15. What is the area of your academic background most associated to the position for which you were nominated? _____________________________________________________________________________ *Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated. 16. Check the professional experience below that you have: (art. 28, item IV of Decree 8,945/16) ( ) 10 years in the area of activity of the state-owned company or in an area related to the position for which you were indicated ( ) 04 years in a management position (board of directors, executive office or audit committee) or top management (two hierarchical higher non-statutory levels of the company) in a large size company or object similar to that of the state-owned company ( ) 04 years in a position equivalent to DAS-4 or higher in legal persons of public law ( ) 04 years as a professor or researcher, of a university level, in the area of action of the state-owned company ( ) 04 years as an independent professional in the area of activity of the state-owned company 17. Of the items indicated in item 16, describe the experience most associated to the position of administrator:* ____________________________________________________ *Indicate only the main one. Examples: a) employee; b) Chief Officer; c) general coordinator; d) professor of economics; e) lawyer 18. Do you have a well-known knowledge compatible with the position for which you have been appointed? ( ) Yes ( ) No (Decree 8,945/16: Art. 28. The administrators of state-owned companies should meet the following mandatory requirements: (...) II - have a well-known knowledge compatible with the position for which you have been appointed? 19. What is the most associated element to indicate your significant knowledge compatible with the position of administrator?* ___________________________________________________________________________________ * Indicate only the main one. Examples: a) any Masters or PhD; b) academic publications; c) experience accumulated in councils. 20. Is a resident of Brazil (a mandatory requirement only for the appointment of a Executive Officer): ( ) Yes ( ) No 21. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No 33 B. REQUIREMENTS - Need for documentary evidence (items 15, 17 and 19) 14. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 28, item III and § 1, of Decree 8,945/16) ( ) Yes ( ) No 15. What is the area of your academic background most associated to the position for which you were nominated? _____________________________________________________________________________ *Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated. 16. Check the professional experience below that you have: (art. 28, item IV of Decree 8,945/16) ( ) 10 years in the area of activity of the state-owned company or in an area related to the position for which you were indicated ( ) 04 years in a management position (board of directors, executive office or audit committee) or top management (two hierarchical higher non-statutory levels of the company) in a large size company or object similar to that of the state-owned company ( ) 04 years in a position equivalent to DAS-4 or higher in legal persons of public law ( ) 04 years as a professor or researcher, of a university level, in the area of action of the state-owned company ( ) 04 years as an independent professional in the area of activity of the state-owned company 17. Of the items indicated in item 16, describe the experience most associated to the position of administrator:* ____________________________________________________ *Indicate only the main one. Examples: a) employee; b) Chief Officer; c) general coordinator; d) professor of economics; e) lawyer 18. Do you have a well-known knowledge compatible with the position for which you have been appointed? ( ) Yes ( ) No (Decree 8,945/16: Art. 28. The administrators of state-owned companies should meet the following mandatory requirements: (...) II - have a well-known knowledge compatible with the position for which you have been appointed? 19. What is the most associated element to indicate your significant knowledge compatible with the position of administrator?* ___________________________________________________________________________________ * Indicate only the main one. Examples: a) any Masters or PhD; b) academic publications; c) experience accumulated in councils. 20. Is a resident of Brazil (a mandatory requirement only for the appointment of a Executive Officer): ( ) Yes ( ) No 21. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No 33

This register must be signed and initialed on all pages, scanned in a single file together with the documentation proving the qualifications informed in items 15, 17 and 19, according to item D. C. IRREPROACHABLE CONDUCT AND PROHIBITIONS 1. Decree 8,945/16, art. 29, items I to XI Does it fit? ( ) Yes ( ) No I - is the representative of the regulatory body to which the state-owned company is subject? ( ) Yes ( ) No II - is a Minister of State, State Secretary or Municipal Secretary? ( ) Yes ( ) No III - holds at-will appointment in the federal public administration, directly or indirectly, without a permanent relationship with the public service? (applies to a retired public servant or employee who holds a direct or indirect federal public administration at-will appointment) ( ) Yes ( ) No IV - is a statutory officer of a political party, even if a licensed one? ( ) Yes ( ) No IV - holds a mandate in the Legislature of any federative body, even if a licensed one? ( ) Yes ( ) No V - is a blood relative or similar, to the third degree of the persons mentioned in subsections I to IV? ( ) Yes ( ) No VI - is a person who has, for the last thirty-six months, acted as a participant in the political party's decision-making structure? ( ) Yes ( ) No VII - is a person who has worked, in the last thirty-six months, in organizing, structuring and conducting an electoral campaign? ( ) Yes ( ) No VIII - is a person holding a position in trade union organization? ( ) Yes ( ) No IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment? ( ) Yes ( ) No X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself? Does it fit? 2. Supplementary Law no 64/1990, art. 1-I: Clean record ( ) Yes ( ) No a) is a person that can not take voter's title, or is illiterate; ( ) Yes ( ) No b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight years following at the end of the legislature; ( ) Yes ( ) No c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of 34 This register must be signed and initialed on all pages, scanned in a single file together with the documentation proving the qualifications informed in items 15, 17 and 19, according to item D. C. IRREPROACHABLE CONDUCT AND PROHIBITIONS 1. Decree 8,945/16, art. 29, items I to XI Does it fit? ( ) Yes ( ) No I - is the representative of the regulatory body to which the state-owned company is subject? ( ) Yes ( ) No II - is a Minister of State, State Secretary or Municipal Secretary? ( ) Yes ( ) No III - holds at-will appointment in the federal public administration, directly or indirectly, without a permanent relationship with the public service? (applies to a retired public servant or employee who holds a direct or indirect federal public administration at-will appointment) ( ) Yes ( ) No IV - is a statutory officer of a political party, even if a licensed one? ( ) Yes ( ) No IV - holds a mandate in the Legislature of any federative body, even if a licensed one? ( ) Yes ( ) No V - is a blood relative or similar, to the third degree of the persons mentioned in subsections I to IV? ( ) Yes ( ) No VI - is a person who has, for the last thirty-six months, acted as a participant in the political party's decision-making structure? ( ) Yes ( ) No VII - is a person who has worked, in the last thirty-six months, in organizing, structuring and conducting an electoral campaign? ( ) Yes ( ) No VIII - is a person holding a position in trade union organization? ( ) Yes ( ) No IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment? ( ) Yes ( ) No X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself? Does it fit? 2. Supplementary Law no 64/1990, art. 1-I: Clean record ( ) Yes ( ) No a) is a person that can not take voter's title, or is illiterate; ( ) Yes ( ) No b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight years following at the end of the legislature; ( ) Yes ( ) No c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of 34 the term for which he/she was elected? ( ) Yes ( ) No d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years? ( ) Yes ( ) No e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law provides for deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band; ( ) Yes ( ) No f) was declared unworthy of officership, or incompatible for a period of eight (8) years; ( ) Yes ( ) No g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition? ( ) Yes ( ) No h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years? ( ) Yes ( ) No i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree? ( ) Yes ( ) No j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election? ( ) Yes ( ) No k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature? ( ) Yes ( ) No l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence? ( ) Yes ( ) No m) was excluded from exercise of his/her profession, by penalty decision of the competent 35 the term for which he/she was elected? ( ) Yes ( ) No d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years? ( ) Yes ( ) No e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law provides for deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band; ( ) Yes ( ) No f) was declared unworthy of officership, or incompatible for a period of eight (8) years; ( ) Yes ( ) No g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition? ( ) Yes ( ) No h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years? ( ) Yes ( ) No i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree? ( ) Yes ( ) No j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election? ( ) Yes ( ) No k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature? ( ) Yes ( ) No l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence? ( ) Yes ( ) No m) was excluded from exercise of his/her profession, by penalty decision of the competent 35 professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary? ( ) Yes ( ) No n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud? ( ) Yes ( ) No o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary? ( ) Yes ( ) No p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years? Does it fit? 3. Law 6,404/76, art. 147: Corporate Law ( ) Yes ( ) No § 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices? ( ) Yes ( ) No § 2 - is considered a disqualified person by an act of the Securities and Exchange Commission? * SEC website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No § 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or audit committees? ( ) Yes ( ) No § 3 (...): II - has conflicting interests with the company? Does it fit? 4. Law 12813/13, art. 5 and 6: Conflict of interest Article 5 Represents conflict of interests when acting in a position or role within the scope of the Federal Administration: ( ) Yes ( ) No I - At any time did you disclose or use privileged information for your own or third party's benefit, obtained as a result of the activities performed? ( ) Yes ( ) No II - Have you ever engaged in any activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity that has an interest in the decision of the public officer or collegiate in which the latter participates? ( ) Yes ( ) No III - At any time, directly or indirectly, have you ever performed an activity that, because of its nature, does not comply with the activities of the position or role, considering as such, including the activity carried out in related areas or matters? ( ) Yes ( ) No IV - Have you ever acted, even informally, as a representative, consultant, advisor or intermediary of private interests in bodies or entities within the direct or indirect public administration of any of the Federal, State, Federal District and Municipal administration? ( ) Yes ( ) No V - At any time, have you acted in the interest of a legal entity to which the public officer, his or her spouse, companion or relatives, consanguineous or related ones, either direct or collateral, up to the third degree, and who may benefit from him/her or influence his or her management acts? 36 professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary? ( ) Yes ( ) No n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud? ( ) Yes ( ) No o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary? ( ) Yes ( ) No p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years? Does it fit? 3. Law 6,404/76, art. 147: Corporate Law ( ) Yes ( ) No § 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices? ( ) Yes ( ) No § 2 - is considered a disqualified person by an act of the Securities and Exchange Commission? * SEC website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No § 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or audit committees? ( ) Yes ( ) No § 3 (...): II - has conflicting interests with the company? Does it fit? 4. Law 12813/13, art. 5 and 6: Conflict of interest Article 5 Represents conflict of interests when acting in a position or role within the scope of the Federal Administration: ( ) Yes ( ) No I - At any time did you disclose or use privileged information for your own or third party's benefit, obtained as a result of the activities performed? ( ) Yes ( ) No II - Have you ever engaged in any activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity that has an interest in the decision of the public officer or collegiate in which the latter participates? ( ) Yes ( ) No III - At any time, directly or indirectly, have you ever performed an activity that, because of its nature, does not comply with the activities of the position or role, considering as such, including the activity carried out in related areas or matters? ( ) Yes ( ) No IV - Have you ever acted, even informally, as a representative, consultant, advisor or intermediary of private interests in bodies or entities within the direct or indirect public administration of any of the Federal, State, Federal District and Municipal administration? ( ) Yes ( ) No V - At any time, have you acted in the interest of a legal entity to which the public officer, his or her spouse, companion or relatives, consanguineous or related ones, either direct or collateral, up to the third degree, and who may benefit from him/her or influence his or her management acts? 36

PETROBRAS

VI - At any moment, have you received a gift from anyone who has an interest in a decision of the public officer or collegiate of which he/she participates outside the limits and conditions established in regulation?	( ) Yes ( ) No
VII - At any time, even if temporary, have you provided services to a company whose activity is controlled, supervised or regulated by the entity to which the public officer is bound?	( ) Yes ( ) No

Art. 6 The following constitute a conflict of interests in the exercise of office or employment within the scope of the Federal Executive Branch:	
I - discloses or makes use of privileged information obtained by virtue of the activities performed?	( ) Yes ( ) No
II - in the period of six (6) months, counting from the date of waiver, discharge, dismissal or retirement, unless expressly authorized, as the case may be, by the Public Ethics Commission or by the Office of the Federal Controller General:	
a) has provided, directly or indirectly, any type of service to the individual or legal entity with whom it has established a relevant relationship due to the exercise of the position or employment?	( ) Yes ( ) No
b) accepted the position of administrator or counselor or establish professional relationship with a natural or legal person that performs activity related to the area of activity of the position or employment held?	( ) Yes ( ) No
c) has entered into contracts of service, advisory or similar activities with agencies or entities of the Federal Executive Branch, which are indirectly linked to the body or entity in which they hold the position or employment?	( ) Yes ( ) No
d) intervened, directly or indirectly, in favor of private interest before an organ or entity in which he or she has held a position or job or with which he/she has established a relevant relationship due to the exercise of his/her position or employment?	( ) Yes ( ) No
5. Articles of Incorporation and Accounting Court: Does it fit?	
a) does it fit into any prevention provided for in the company's articles of incorporation?	( ) Yes ( ) No
b) does it fit the list of disqualified by the Accounting Court?* * Accounting Court website, in the Services and Inquiries link - Irregular and Disqualified	( ) Yes ( ) No

D. DOCUMENTS ATTACHED:

The person indicated is aware of the need to attach to this statement the respective documents that attest to compliance with items **15, 17 and 19** of this form, namely:	
Item	**Means of verification**
15 – Academic studies more associated to the position of Management Advisor of the company for which it was indicated.	• Copy of the graduation diploma (front and back); • Copy of the postgraduate diploma (front and back).
17 – Experience more associated to the position of company manager for which it was indicated.	
a) 10-year experience in the area of activity of the state-owned company or in an area related to the position for which you were indicated	• Act of appointment and discharge, if any; • Statement of the company/agency; • Registration in work card.
b) 4-year experience in a management position (board of directors, executive office or audit committee) or top management (two hierarchical higher non-statutory levels of	• Act of appointment and discharge, if any; • Statement of the company/agency; • Registration in work card.

37

PETROBRAS

the company) in a large size company or object similar to that of the state-owned company	
c) Minimum 4 year experience of 04 years in position equivalent to DAS-4 or higher in the public sector	• Act of appointment and discharge;
d) Minimum 4 year experience as a professor or researcher, of a university level, in the area of action of the state-owned company	• Registration in work card; • Declaration of the institution.
e) Minimum 4 year experience as an independent professional in the area of activity of the state-owned company	• Declaration of Regional Board; • Declaration of service providers; • Declaration of Counterparts.
19 - Significant knowledge compatible with the position for which you have been appointed. Examples: a) any Masters or PhD; b) academic publications; c) experience accumulated in councils.	• Copy of the diploma (front and back); • Act of appointment and discharge, if any; • Registration in work card; • Statement of the company/agency;

Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the Nomination, Remuneration and Succession Committee.

____________________ Place and Date

____________________ Signature of the Nominee

SEST/MECON: Updated on 01.16.2019.

SEST/MECON: atualizado em 16/01/2019.

38

Annex I - Registration of Officers of the Ministry of Economy - Executive Officer or Board of Directors - Template B - Independent Board Member MINISTRY OF ECONOMY Special Secretariat for Privatization and Divestment Secretariat of Coordination and Governance of State-Owned Companies OFFICER REGISTRY - Independent Board Member Compliance with Law 13303, of June 30, 2016, and with Decree 8945, of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (board member or officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. Tax ID (CPF): 3. Sex: ( ) M ( ) F 4. Current occupation: 5. Business phone: 6. Private phone: 7. Business email: 08. Private email: 09. Company to which he/she was appointed: 10. Company’s industry*: *Examples: financial, holdings, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industrial or services. B. REQUIREMENTS - Need for documentary evidence (items 11, 13 and 15) 11. Do you have an academic degree that fits the position for which you have been appointed, including undergraduate or postgraduate course recognized or accredited by the Ministry of Education? (Art. 28, item III and paragraph 1 of Decree 8945/16) ( ) Yes ( ) No 39 Annex I - Registration of Officers of the Ministry of Economy - Executive Officer or Board of Directors - Template B - Independent Board Member MINISTRY OF ECONOMY Special Secretariat for Privatization and Divestment Secretariat of Coordination and Governance of State-Owned Companies OFFICER REGISTRY - Independent Board Member Compliance with Law 13303, of June 30, 2016, and with Decree 8945, of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (board member or officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. Tax ID (CPF): 3. Sex: ( ) M ( ) F 4. Current occupation: 5. Business phone: 6. Private phone: 7. Business email: 08. Private email: 09. Company to which he/she was appointed: 10. Company’s industry*: *Examples: financial, holdings, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industrial or services. B. REQUIREMENTS - Need for documentary evidence (items 11, 13 and 15) 11. Do you have an academic degree that fits the position for which you have been appointed, including undergraduate or postgraduate course recognized or accredited by the Ministry of Education? (Art. 28, item III and paragraph 1 of Decree 8945/16) ( ) Yes ( ) No 39

12. What your academic background specialty that best suits the position for which you were appointed?* _____________________________________________________________________________ *Please indicate the primary only. Examples: a) Management or Public Management; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; k) a course suitable to the area of activity of the company for which you were appointed. 13. Please check your applicable professional experience below: (Art. 28, item IV of Decree 8945/16) ( ) 10 years in the area of activity of the state-owned company or in an area related to the position for which you were indicated. ( ) 04 years in an officer position (board of directors, executive office or audit committee) or top management (two highest non-statutory hierarchical levels in the company) in a company of similar size or industry as the state-owned company. ( ) 04 years in a position equivalent to DAS-4 or higher in a legal entity governed by public law. ( ) 04 years as an undergraduate professor or researcher in the area of activity of the state-owned company. ( ) 04 years as a freelance professional engaged in the area of activity of the state-owned company. 14. Among the items indicated in item 13, describe the experience that best suits the officer position:* ____________________________________________________ *Please indicate the primary only. Examples: a) employee; b) superintendent; c) general coordinator; d) professor of economics; e) lawyer 15. Do you have an outstanding knowledge suitable to the position for which you were appointed? ( ) Yes ( ) No (Decree 8945/16: Art. 28. Officers of state-owned companies must meet the following mandatory requirements: (...) II - have an outstanding knowledge suitable to the position for which he/she was appointed”) 16. What is the most suitable element to indicate your outstanding knowledge that fits the officer position?* ___________________________________________________________________________________ *Please indicate the primary only. Examples: a) any Masters or PhD; b) academic publications; (c) experience gained in advisory boards 17. Complies with the requirements of the state-owned company’s bylaws, which was read and verified by the appointed person: ( ) Yes ( ) No This register must be signed and initialed on all pages, scanned in a single file together with the supporting documentation of the qualifications informed in items 15, 17 and 19, according to item D. C. INDEPENDENCE, UNBLEMISHED REPUTATION AND PROHIBITIONS Does he/she 1. Law 13303/16, art. 22, par. 1, subsection I to VII - INDEPENDENCE fit? ( ) Yes ( ) No I - has any connection with the state-owned company or mixed-capital company, except for equity interest or in a Statutory Audit Committee of the company, pursuant to paragraph 9 of art. 38 of Decree No. 8945/16; ( ) Yes ( ) No II - is a spouse or consanguineous relative, up to the third degree or by adoption, of an elected Government authority, a Minister of State, a Secretary of State or Municipality, or an officer at a state-owned company or mixed-capital company 40 12. What your academic background specialty that best suits the position for which you were appointed?* _____________________________________________________________________________ *Please indicate the primary only. Examples: a) Management or Public Management; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; k) a course suitable to the area of activity of the company for which you were appointed. 13. Please check your applicable professional experience below: (Art. 28, item IV of Decree 8945/16) ( ) 10 years in the area of activity of the state-owned company or in an area related to the position for which you were indicated. ( ) 04 years in an officer position (board of directors, executive office or audit committee) or top management (two highest non-statutory hierarchical levels in the company) in a company of similar size or industry as the state-owned company. ( ) 04 years in a position equivalent to DAS-4 or higher in a legal entity governed by public law. ( ) 04 years as an undergraduate professor or researcher in the area of activity of the state-owned company. ( ) 04 years as a freelance professional engaged in the area of activity of the state-owned company. 14. Among the items indicated in item 13, describe the experience that best suits the officer position:* ____________________________________________________ *Please indicate the primary only. Examples: a) employee; b) superintendent; c) general coordinator; d) professor of economics; e) lawyer 15. Do you have an outstanding knowledge suitable to the position for which you were appointed? ( ) Yes ( ) No (Decree 8945/16: Art. 28. Officers of state-owned companies must meet the following mandatory requirements: (...) II - have an outstanding knowledge suitable to the position for which he/she was appointed”) 16. What is the most suitable element to indicate your outstanding knowledge that fits the officer position?* ___________________________________________________________________________________ *Please indicate the primary only. Examples: a) any Masters or PhD; b) academic publications; (c) experience gained in advisory boards 17. Complies with the requirements of the state-owned company’s bylaws, which was read and verified by the appointed person: ( ) Yes ( ) No This register must be signed and initialed on all pages, scanned in a single file together with the supporting documentation of the qualifications informed in items 15, 17 and 19, according to item D. C. INDEPENDENCE, UNBLEMISHED REPUTATION AND PROHIBITIONS Does he/she 1. Law 13303/16, art. 22, par. 1, subsection I to VII - INDEPENDENCE fit? ( ) Yes ( ) No I - has any connection with the state-owned company or mixed-capital company, except for equity interest or in a Statutory Audit Committee of the company, pursuant to paragraph 9 of art. 38 of Decree No. 8945/16; ( ) Yes ( ) No II - is a spouse or consanguineous relative, up to the third degree or by adoption, of an elected Government authority, a Minister of State, a Secretary of State or Municipality, or an officer at a state-owned company or mixed-capital company 40

( ) Yes ( ) No III - maintains or has maintained, in the last three (3) years, a link of any nature with the state- owned company, the mixed-capital company or its controllers, which may jeopardize his/her independence; ( ) Yes ( ) No IV - has been or was, in the last three (3) years, an employee or officer of the state-owned company, mixed-capital company or controlled company, affiliated or subsidiary of the state- owned company or mixed-capital company, unless the link is exclusively with public education or research institutions; ( ) Yes ( ) No V - is a direct or indirect supplier or buyer of services or products of the state-owned company or mixed-capital company, in order to imply loss of independence; ( ) Yes ( ) No VI - is an employee or officer of a company or entity that is offering or demanding services or products to/from the state-owned company or the mixed-capital company, in order to imply loss of independence; ( ) Yes ( ) No VII - receives other compensation from the state-owned company or the mixed-capital company other than that relating to the officer position, except for cash proceeds from equity interest. Note: The appointed person (Independent Officer) is allowed to receive compensation as a result of the position in the Audit Committee of the company, provided there is waiver of the compensation related to the position of Board member, according to paragraph 9 of Art. 38 of Decree No. 8945/16. Therefore, the board member who is also a member of the Audit Committee may only receive compensation as a member of the latter committee. Does he/she 2. Decree 8945/16, art. 29, subsections I to XI fit? ( ) Yes ( ) No I - is he/she a representative of the regulatory body to which the state company reports? ( ) Yes ( ) No II - is he/she a Minister of State, State Secretary or Municipal Secretary? ( ) Yes ( ) No III - is he/she a commissioned employee in the direct or indirect federal public administration without a permanent link with the public service? (applies to a retired public server or employee who holds a direct or indirect federal public administration commissioned position) ( ) Yes ( ) No IV - is he/she a statutory officer of a political party, even on a leave? ( ) Yes ( ) No IV - is he/she holding an office in the House of Representatives of any federative body, even on a leave? ( ) Yes ( ) No V - is he/she a consanguineous relative or alike, up to the third degree, of people mentioned in subsections I to IV? ( ) Yes ( ) No VI - is he/she a person who has been participating in the last thirty-six months in the decision- making structure of a political party? ( ) Yes ( ) No VII - is he/she a person who worked in the last thirty-six months in jobs linked to the organization, structuring and carrying out of an electoral campaign? ( ) Yes ( ) No VIII - is he/she a person holding a position in a trade union organization? ( ) Yes ( ) No IX - is he/she an individual who has signed a contract or partnership, as supplier or buyer, applicant or bidder, of goods or services of any nature, with the Federal Government, with the state-owned company or with a state-owned company of its state conglomerate in the three years preceding the date of his/her appointment? ( ) Yes ( ) No X - is he/she a person who has or may have any kind of conflict of interest with the political- administrative entity controlling the state-owned company or with the state-owned company? Does he/she 3. Complementary Law nº 64/1990, art. 1-I: Clean record fit? 41 ( ) Yes ( ) No III - maintains or has maintained, in the last three (3) years, a link of any nature with the state- owned company, the mixed-capital company or its controllers, which may jeopardize his/her independence; ( ) Yes ( ) No IV - has been or was, in the last three (3) years, an employee or officer of the state-owned company, mixed-capital company or controlled company, affiliated or subsidiary of the state- owned company or mixed-capital company, unless the link is exclusively with public education or research institutions; ( ) Yes ( ) No V - is a direct or indirect supplier or buyer of services or products of the state-owned company or mixed-capital company, in order to imply loss of independence; ( ) Yes ( ) No VI - is an employee or officer of a company or entity that is offering or demanding services or products to/from the state-owned company or the mixed-capital company, in order to imply loss of independence; ( ) Yes ( ) No VII - receives other compensation from the state-owned company or the mixed-capital company other than that relating to the officer position, except for cash proceeds from equity interest. Note: The appointed person (Independent Officer) is allowed to receive compensation as a result of the position in the Audit Committee of the company, provided there is waiver of the compensation related to the position of Board member, according to paragraph 9 of Art. 38 of Decree No. 8945/16. Therefore, the board member who is also a member of the Audit Committee may only receive compensation as a member of the latter committee. Does he/she 2. Decree 8945/16, art. 29, subsections I to XI fit? ( ) Yes ( ) No I - is he/she a representative of the regulatory body to which the state company reports? ( ) Yes ( ) No II - is he/she a Minister of State, State Secretary or Municipal Secretary? ( ) Yes ( ) No III - is he/she a commissioned employee in the direct or indirect federal public administration without a permanent link with the public service? (applies to a retired public server or employee who holds a direct or indirect federal public administration commissioned position) ( ) Yes ( ) No IV - is he/she a statutory officer of a political party, even on a leave? ( ) Yes ( ) No IV - is he/she holding an office in the House of Representatives of any federative body, even on a leave? ( ) Yes ( ) No V - is he/she a consanguineous relative or alike, up to the third degree, of people mentioned in subsections I to IV? ( ) Yes ( ) No VI - is he/she a person who has been participating in the last thirty-six months in the decision- making structure of a political party? ( ) Yes ( ) No VII - is he/she a person who worked in the last thirty-six months in jobs linked to the organization, structuring and carrying out of an electoral campaign? ( ) Yes ( ) No VIII - is he/she a person holding a position in a trade union organization? ( ) Yes ( ) No IX - is he/she an individual who has signed a contract or partnership, as supplier or buyer, applicant or bidder, of goods or services of any nature, with the Federal Government, with the state-owned company or with a state-owned company of its state conglomerate in the three years preceding the date of his/her appointment? ( ) Yes ( ) No X - is he/she a person who has or may have any kind of conflict of interest with the political- administrative entity controlling the state-owned company or with the state-owned company? Does he/she 3. Complementary Law nº 64/1990, art. 1-I: Clean record fit? 41

( ) Yes ( ) No a) is he/she a nonvoting or illiterate person? ( ) Yes ( ) No b) is he/she a member of the House of Representatives, the State or City Councils, who has lost the government office for breach of the provisions of items I and II of art. 55 of the Federal Constitution, equivalent provisions on loss of government office in the State Constitutions and Organic Laws of the Municipalities and the Federal District, for the elections held during the remaining term of the mandate for which he/she was elected and for the eight years following the end of the office term? ( ) Yes ( ) No c) was he/she a Governor or Deputy Governor of State and of the Federal District, or Mayor or Deputy Mayor who has lost his/her office for violation of the provisions of the State Constitution, of the Organic Law of the Federal District or the Municipality, for the elections that are to be held during the remaining term and within eight (8) years after the end of the term for which he/she was elected? ( ) Yes ( ) No d) does he/she have an unfavorable decision deemed appropriate by the Electoral Court, in an unappealable decision or a decision rendered by a collegiate body, in the process of verifying abuse of economic or political power, for the election in which he/she runs for office or has taken office, as well as for those elections that take place in the following eight (8) years? ( ) Yes ( ) No e) was he/she convicted in an unappealable decision or a decision taken by a collegiate of judges, from the effective conviction until the expiration of eight (8) years after serving the sentence, for any of the crimes below? 1. against the popular economy, public faith, public administration and public heritage; 2. against private equity, the financial system, the capital market and those provided for in the law governing bankruptcy; 3. against the environment and public health; 4. electoral crimes, for which the law enforces imprisonment; 5. of abuse of authority, in cases in which there is a conviction to lose the office position or the disqualification to take office of any public role; 6. money laundering or concealment of assets, rights and values; 7. trafficking of narcotics and related drugs, racism, torture, terrorism and heinous crimes; 8. submitting others to a slave-like condition; 9. against life and sexual dignity; and 10. committed by a criminal organization, group or gang ( ) Yes ( ) No f) was he/she declared unworthy to or unsuitable for a government office, for an eight (8) years term? ( ) Yes ( ) No g) did he/she have the accounts related to the performance in public offices or roles rejected due to an irremediable breach that implies an intentional act of administrative improbity, and by a decision with no right to appeal of the relevant body, unless it has been suspended or considered void by the Judiciary, for the elections to be held in the following eight (8) years, as of the date of the decision, pursuant to the provisions of item II of art. 71 of the Federal Constitution, to all the people in charge of expenditures, including representatives who have acted in this status? ( ) Yes ( ) No h) did he/she hold a position in the direct, indirect or foundational public administration, that brought benefits to him/her or third parties, through the abuse of economic or political power, convicted in an unappealable decision or a decision rendered by a collegiate of judges, for the election in which they run or have taken office, as well as those that take place in the following eight (8) years? ( ) Yes ( ) No i) did he/she hold a position or role of management, officer or representation in credit, financing or insurance entities that have been or are being submitted to a judicial or extrajudicial liquidation procedure within the twelve (12) months prior to the corresponding liquidation decision? ( ) Yes ( ) No J) was he/she convicted due to electoral corruption, unlawful collection of votes, donation, illegal appropriation or expenditure of campaign funds, or conduct prohibited to public officials in electoral campaigns, in an unappealable decision or a decision by a collegiate body of the Electoral Court, that imply the annulment of the registration or office, for a period of eight (8) years as of the election? 42 ( ) Yes ( ) No a) is he/she a nonvoting or illiterate person? ( ) Yes ( ) No b) is he/she a member of the House of Representatives, the State or City Councils, who has lost the government office for breach of the provisions of items I and II of art. 55 of the Federal Constitution, equivalent provisions on loss of government office in the State Constitutions and Organic Laws of the Municipalities and the Federal District, for the elections held during the remaining term of the mandate for which he/she was elected and for the eight years following the end of the office term? ( ) Yes ( ) No c) was he/she a Governor or Deputy Governor of State and of the Federal District, or Mayor or Deputy Mayor who has lost his/her office for violation of the provisions of the State Constitution, of the Organic Law of the Federal District or the Municipality, for the elections that are to be held during the remaining term and within eight (8) years after the end of the term for which he/she was elected? ( ) Yes ( ) No d) does he/she have an unfavorable decision deemed appropriate by the Electoral Court, in an unappealable decision or a decision rendered by a collegiate body, in the process of verifying abuse of economic or political power, for the election in which he/she runs for office or has taken office, as well as for those elections that take place in the following eight (8) years? ( ) Yes ( ) No e) was he/she convicted in an unappealable decision or a decision taken by a collegiate of judges, from the effective conviction until the expiration of eight (8) years after serving the sentence, for any of the crimes below? 1. against the popular economy, public faith, public administration and public heritage; 2. against private equity, the financial system, the capital market and those provided for in the law governing bankruptcy; 3. against the environment and public health; 4. electoral crimes, for which the law enforces imprisonment; 5. of abuse of authority, in cases in which there is a conviction to lose the office position or the disqualification to take office of any public role; 6. money laundering or concealment of assets, rights and values; 7. trafficking of narcotics and related drugs, racism, torture, terrorism and heinous crimes; 8. submitting others to a slave-like condition; 9. against life and sexual dignity; and 10. committed by a criminal organization, group or gang ( ) Yes ( ) No f) was he/she declared unworthy to or unsuitable for a government office, for an eight (8) years term? ( ) Yes ( ) No g) did he/she have the accounts related to the performance in public offices or roles rejected due to an irremediable breach that implies an intentional act of administrative improbity, and by a decision with no right to appeal of the relevant body, unless it has been suspended or considered void by the Judiciary, for the elections to be held in the following eight (8) years, as of the date of the decision, pursuant to the provisions of item II of art. 71 of the Federal Constitution, to all the people in charge of expenditures, including representatives who have acted in this status? ( ) Yes ( ) No h) did he/she hold a position in the direct, indirect or foundational public administration, that brought benefits to him/her or third parties, through the abuse of economic or political power, convicted in an unappealable decision or a decision rendered by a collegiate of judges, for the election in which they run or have taken office, as well as those that take place in the following eight (8) years? ( ) Yes ( ) No i) did he/she hold a position or role of management, officer or representation in credit, financing or insurance entities that have been or are being submitted to a judicial or extrajudicial liquidation procedure within the twelve (12) months prior to the corresponding liquidation decision? ( ) Yes ( ) No J) was he/she convicted due to electoral corruption, unlawful collection of votes, donation, illegal appropriation or expenditure of campaign funds, or conduct prohibited to public officials in electoral campaigns, in an unappealable decision or a decision by a collegiate body of the Electoral Court, that imply the annulment of the registration or office, for a period of eight (8) years as of the election? 42

( ) Yes ( ) No k) was he/she the President of the Republic, Governor of a State and the Federal District, Mayor, member of the House of Representatives, State House of Representatives, Legislative Chamber, Municipal Councils, who resigned his/her office mandate as of the filing or petition able of authorize the opening of proceedings for breach of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remainder of the office term for which they were elected and in the eight (8) years after the end of the term? ( ) Yes ( ) No l) was he/she convicted to the suspension of political rights, in an unappealable decision or a decision by a collegiate judicial body, for an intentional act of administrative impropriety that implies damage to public heritage and illicit enrichment, as of the conviction or unappealable decision until the end of the eight (8) years period after serving the sentence? ( ) Yes ( ) No m) was he/she debarred from the occupation by a sanctioning decision of the relevant professional body, as a result of ethical and professional breach, for a period of eight (8) years, unless such act has been annulled or suspended by the Judiciary Power? ( ) Yes ( ) No n) has he/she been convicted, in an unappealable decision or a decision taken by a collegiate judicial body, on the ground that he/she has undone or simulated a reversal of marital bond or stable relationship in order to avoid being considered ineligible, for a period of eight (8) years after the decision that acknowledged the fraud? ( ) Yes ( ) No o) was he/she dismissed from public service as a result of an administrative or judicial proceeding, for a period of eight (8) years, as of the decision, unless such act has been suspended or annulled by the Judiciary Power? ( ) Yes ( ) No p) is he/she an individual and/or a legal entity officer in charge of electoral donations considered to be illegal by an unappealable decision or a decision by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is he/she a judge or member of the Public Prosecution Office who has been retired by a mandatory sanctioning decision, who has lost his/her position by a court sentence or who has requested resignation or voluntary retirement pending a disciplinary administrative proceeding, for a period of eight (8) years? Does he/she 4. Law 6404/76, art. 147: Corporate Law fit? ( ) Yes ( ) No Paragraph 1 - is he/she a person barred by a special law, or convicted of bankruptcy, prevarication, corruption or bribery, concussion, embezzlement, against the popular economy, public faith or property, or criminal sentence that prohibits, even temporarily, the access to public office? ( ) Yes ( ) No Paragraph 2 - is he/she a person declared disqualified by act of the Brazilian Securities and Exchange Commission (CVM)?* * CVM website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No Paragraph 3º (...): I - does he/she holds a position in a company that can be considered a competitor in the market, especially in advisory, administrative or supervisory boards? ( ) Yes ( ) No Paragraph 3º (...): II - does he/she have conflicting interests with the company? Does he/she 5. Law 12813/13, art. 5 and 6: Conflict of interest fit? Article 5 Represents conflict of interests when acting in a position or employment within the scope of the Federal Administration: ( ) Yes ( ) No I - At any time did you disclose or use privileged information for your own or third party's benefit, obtained as a result of the activities performed? ( ) Yes ( ) No II - Have you ever engaged in any activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity that has an interest in 43 ( ) Yes ( ) No k) was he/she the President of the Republic, Governor of a State and the Federal District, Mayor, member of the House of Representatives, State House of Representatives, Legislative Chamber, Municipal Councils, who resigned his/her office mandate as of the filing or petition able of authorize the opening of proceedings for breach of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remainder of the office term for which they were elected and in the eight (8) years after the end of the term? ( ) Yes ( ) No l) was he/she convicted to the suspension of political rights, in an unappealable decision or a decision by a collegiate judicial body, for an intentional act of administrative impropriety that implies damage to public heritage and illicit enrichment, as of the conviction or unappealable decision until the end of the eight (8) years period after serving the sentence? ( ) Yes ( ) No m) was he/she debarred from the occupation by a sanctioning decision of the relevant professional body, as a result of ethical and professional breach, for a period of eight (8) years, unless such act has been annulled or suspended by the Judiciary Power? ( ) Yes ( ) No n) has he/she been convicted, in an unappealable decision or a decision taken by a collegiate judicial body, on the ground that he/she has undone or simulated a reversal of marital bond or stable relationship in order to avoid being considered ineligible, for a period of eight (8) years after the decision that acknowledged the fraud? ( ) Yes ( ) No o) was he/she dismissed from public service as a result of an administrative or judicial proceeding, for a period of eight (8) years, as of the decision, unless such act has been suspended or annulled by the Judiciary Power? ( ) Yes ( ) No p) is he/she an individual and/or a legal entity officer in charge of electoral donations considered to be illegal by an unappealable decision or a decision by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is he/she a judge or member of the Public Prosecution Office who has been retired by a mandatory sanctioning decision, who has lost his/her position by a court sentence or who has requested resignation or voluntary retirement pending a disciplinary administrative proceeding, for a period of eight (8) years? Does he/she 4. Law 6404/76, art. 147: Corporate Law fit? ( ) Yes ( ) No Paragraph 1 - is he/she a person barred by a special law, or convicted of bankruptcy, prevarication, corruption or bribery, concussion, embezzlement, against the popular economy, public faith or property, or criminal sentence that prohibits, even temporarily, the access to public office? ( ) Yes ( ) No Paragraph 2 - is he/she a person declared disqualified by act of the Brazilian Securities and Exchange Commission (CVM)?* * CVM website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No Paragraph 3º (...): I - does he/she holds a position in a company that can be considered a competitor in the market, especially in advisory, administrative or supervisory boards? ( ) Yes ( ) No Paragraph 3º (...): II - does he/she have conflicting interests with the company? Does he/she 5. Law 12813/13, art. 5 and 6: Conflict of interest fit? Article 5 Represents conflict of interests when acting in a position or employment within the scope of the Federal Administration: ( ) Yes ( ) No I - At any time did you disclose or use privileged information for your own or third party's benefit, obtained as a result of the activities performed? ( ) Yes ( ) No II - Have you ever engaged in any activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity that has an interest in 43 the decision of the public officer or collegiate in which the latter participates? ( ) Yes ( ) No III - At any time, directly or indirectly, have you ever performed an activity that, because of its nature, does not comply with the activities of the position or role, considering as such, including the activity carried out in related areas or matters? ( ) Yes ( ) No IV - Have you ever acted, even informally, as a representative, consultant, advisor or intermediary of private interests in bodies or entities within the direct or indirect public administration of any of the Federal, State, Federal District and Municipal administration? ( ) Yes ( ) No V - At any time, have you acted in the interest of a legal entity to which the public officer, his/her spouse, companion or relatives, consanguineous or related ones, either direct or collateral, up to the third degree, and who may benefit from him/her or influence his/her management acts? ( ) Yes ( ) No VI - At any moment, have you received a gift from anyone who has an interest in a decision of the public officer or collegiate of which he/she participates outside the limits and conditions established in regulation? ( ) Yes ( ) No VII - At any time, even if temporary, have you provided services to a company whose activity is controlled, supervised or regulated by the entity to which the public officer is bound? Art. 6 The following represent conflicts of interests after the office term in a position or employment under the Federal Executive Government: ( ) Yes ( ) No I - did he/she, at any time, disclose or make use of inside information obtained due to the activities performed? II - in the period of six (6) months, as of the date of dismissal, resignation, removal, lay-off or retirement, unless expressly authorized, as the case may be, by the Public Ethics Commission or by the Government Accountability Office: ( ) Yes ( ) No a) did he/she provide, directly or indirectly, any type of service to the individual or legal entity with whom he/she has established a relevant relationship due to his/her position or employment? ( ) Yes ( ) No b) did he/she accept a position as officer or board member or establish professional relationship with an individual or legal entity that performs activity related to the domain area of the position or employment held? ( ) Yes ( ) No c) did he/she enter into agreements to render service, consulting, advisory, or similar activities to bodies or entities of the Federal Executive Government, linked, albeit indirectly, to the body or entity in which he/she has held the position or employment? ( ) Yes ( ) No d) did he/she intervene, directly or indirectly, in the benefit of private interest before a body or entity in which he/she has held a position or employment or with which he/she has established a relevant relationship due to his/her position or employment? 6. By-Laws and Audit Office of the Union: Does he/she fit? ( ) Yes ( ) No a) does he/she fit into any prohibition provided for in the company's bylaws? ( ) Yes ( ) No b) Does he/she fit in the list of people disqualified by the Audit Office of the Union (TCU)?* * TCU website, in the Services and Queries link - Irregular, Unsuitable and Unqualified D. DOCUMENTS ATTACHED: The appointed person is aware of the need to attach to this declaration the corresponding documents that certify the compliance with items 12, 13 and 15 of this form, which are: Item Certification means 12 - Most suitable academic background for the position of • Copy of the undergraduate certificate Board Member of the company for which he/she was appointed. • Copy of the postgraduate certificate 44 the decision of the public officer or collegiate in which the latter participates? ( ) Yes ( ) No III - At any time, directly or indirectly, have you ever performed an activity that, because of its nature, does not comply with the activities of the position or role, considering as such, including the activity carried out in related areas or matters? ( ) Yes ( ) No IV - Have you ever acted, even informally, as a representative, consultant, advisor or intermediary of private interests in bodies or entities within the direct or indirect public administration of any of the Federal, State, Federal District and Municipal administration? ( ) Yes ( ) No V - At any time, have you acted in the interest of a legal entity to which the public officer, his/her spouse, companion or relatives, consanguineous or related ones, either direct or collateral, up to the third degree, and who may benefit from him/her or influence his/her management acts? ( ) Yes ( ) No VI - At any moment, have you received a gift from anyone who has an interest in a decision of the public officer or collegiate of which he/she participates outside the limits and conditions established in regulation? ( ) Yes ( ) No VII - At any time, even if temporary, have you provided services to a company whose activity is controlled, supervised or regulated by the entity to which the public officer is bound? Art. 6 The following represent conflicts of interests after the office term in a position or employment under the Federal Executive Government: ( ) Yes ( ) No I - did he/she, at any time, disclose or make use of inside information obtained due to the activities performed? II - in the period of six (6) months, as of the date of dismissal, resignation, removal, lay-off or retirement, unless expressly authorized, as the case may be, by the Public Ethics Commission or by the Government Accountability Office: ( ) Yes ( ) No a) did he/she provide, directly or indirectly, any type of service to the individual or legal entity with whom he/she has established a relevant relationship due to his/her position or employment? ( ) Yes ( ) No b) did he/she accept a position as officer or board member or establish professional relationship with an individual or legal entity that performs activity related to the domain area of the position or employment held? ( ) Yes ( ) No c) did he/she enter into agreements to render service, consulting, advisory, or similar activities to bodies or entities of the Federal Executive Government, linked, albeit indirectly, to the body or entity in which he/she has held the position or employment? ( ) Yes ( ) No d) did he/she intervene, directly or indirectly, in the benefit of private interest before a body or entity in which he/she has held a position or employment or with which he/she has established a relevant relationship due to his/her position or employment? 6. By-Laws and Audit Office of the Union: Does he/she fit? ( ) Yes ( ) No a) does he/she fit into any prohibition provided for in the company's bylaws? ( ) Yes ( ) No b) Does he/she fit in the list of people disqualified by the Audit Office of the Union (TCU)?* * TCU website, in the Services and Queries link - Irregular, Unsuitable and Unqualified D. DOCUMENTS ATTACHED: The appointed person is aware of the need to attach to this declaration the corresponding documents that certify the compliance with items 12, 13 and 15 of this form, which are: Item Certification means 12 - Most suitable academic background for the position of • Copy of the undergraduate certificate Board Member of the company for which he/she was appointed. • Copy of the postgraduate certificate 44

PETROBRAS

13 - Most suitable experience for the position of company officer of the company for which he/she was appointed.	
a) 10 years in the area of activity of the state-owned company or in an area related to the position for which you were indicated	• Appointment and resignation, if any; • Statement of the company/body; • Employment booklet record.
b) 04 years minimum experience in an officer position (board of directors, executive office or audit committee) or top management (two highest non-statutory hierarchical levels in the company) in a company of similar size or industry as the state-owned company	• Appointment and resignation, if any; • Statement of the company/body; • Employment booklet record.
c) 04 years minimum experience in a position equivalent to DAS-4 or higher in the public sector	• Appointment and resignation, if any; • SIGEPE screen showing the history of positions held.
d) 04 years minimum experience as an undergraduate professor or researcher in the area of activity of the state-owned company	• Employment booklet record; • Institution statement.
e) 04 years minimum experience as a freelance professional engaged in the area of activity of the state-owned company	• Statement of Regional Councils; • Statement of service providers; • Statements alike.
15 - Outstanding knowledge suitable to the position for which he/she was appointed. Examples: a) any Masters or PhD; b) academic publications; (c) experience gained in advisory boards	• Copy of the diploma; • Appointment and resignation, if any; • Employment booklet record; • Statement of the company/body;

Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Requirements Analysis, Prohibitions and Evaluation Committee.

____________________ ______________________________

Place and date — Signature of the appointed person

SEST/MECON: Updated on 01.16.2019.

45

PETROBRAS

ANNEX II

Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras (Annex I of the Petrobras Indication Policy)

INFORMATION OF THE POSITION INTENDED		
POSITION INTENDED:		
COMPANY:		
ASSIGNMENT OF POSITION:		
STATUTORY MANDATE☐	MANAGEMENT FUNCTION☐	OTHERS☐

CANDIDATE INFORMATION	
NAME:	Enrollment number:
CPF:	
Marital Status:	
ID no:	Date of issue/Issuing agency:
Date of birth:	Natural of (City/State):
Father's name:	
Mother's name:	
Responsible for appointment[1]:	
Care of[2]:	

[1] Field for the use of Petrobras nominees.
[2] Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non-transferable password to access the contents of the report. It is up to him to ensure the security of the information.

Additional Integrity Requirements	
I) Clean record - CPF	
Has a CPF with "Null" status in the Federal Revenue database	( ) Yes ( ) No

46

PETROBRAS

II) Business Participation	
Has a relevant corporate interest in limited companies (article 1,099 of the Civil Code) and private corporation (article 243, §§ 4 and 5 of Law 6,404/76), which are included in Petrobras' register and which have been transacted in the condition of Supplier, client, sponsored entity, consortium or joint venture, with Petrobras, its subsidiaries, subsidiaries and affiliates, within the last 3 (three) years.	( ) Yes ( ) No
Has been in control or participated in a statutory body of a legal entity in judicial, bankrupt or insolvent recovery, within a period of five (5) years prior to the date of its election or appointment, except as a liquidator, commissioner or judicial administrator.	( ) Yes ( ) No
III) History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form	
Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.	( ) Yes ( ) No
Has a serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Manual of the Petrobras Program for Prevention of Corruption or other internal regulations related in the last 3 (three) years, when applicable.	( ) Yes ( ) No
IV) Audit Highlights:	
Is responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for more than 2 years.	( ) Yes ( ) No
V) Commercial and financial issues:	
It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion or through a consumer protection agency on the date of the nomination.	( ) Yes ( ) No
It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination.	( ) Yes ( ) No
VI) Judicial and/or administrative proceedings:	
Was convicted, in second instance, in criminal proceedings, in Brazil or abroad, related to the activity to be performed.	( ) Yes ( ) No
Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than criminal, since related to the activity to be performed.	( ) Yes ( ) No
Has been fined in a final decision in the scope of external control, regulation and control organs in the last 5 years.	( ) Yes ( ) No

47

VII) Indication in positions on Boards of Directors or Tax Board of the subsidiaries, controlled companies and affiliates of Petrobras Currently holds 3 or more positions on Boards of Directors or Tax Boards of Petrobras (a) subsidiaries, controlled and affiliated ( ) Yes ( ) No (a) companies ? Indicate the companies and if any is in liquidation: Currently receives compensation in two (2) of the Board of Directors or Tax Board of Petrobras’ subsidiaries, controlled and affiliated ( ) Yes ( ) No (a) companies ? (a) Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Tax Boards of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation. Attached documents to prove the additional requirements: Requirements Means of verification Commercial and financial issues and • Clearance certificates from the securities and Legal and/or Administrative Proceedings distribution offices of your domicile in the last 5 (five) years • Clearance certificate, or liability certificate with clearance effects, federal, state, and municipal certificates of your domicile within the last 5 (five) years Identification documents • Copy of CPF and ID card • Copy of Marriage Certificate Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the Nomination, Remuneration and Succession Committee. ______________________ _________________________________ Place and date Signature of the Nominee 48 VII) Indication in positions on Boards of Directors or Tax Board of the subsidiaries, controlled companies and affiliates of Petrobras Currently holds 3 or more positions on Boards of Directors or Tax Boards of Petrobras (a) subsidiaries, controlled and affiliated ( ) Yes ( ) No (a) companies ? Indicate the companies and if any is in liquidation: Currently receives compensation in two (2) of the Board of Directors or Tax Board of Petrobras’ subsidiaries, controlled and affiliated ( ) Yes ( ) No (a) companies ? (a) Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Tax Boards of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation. Attached documents to prove the additional requirements: Requirements Means of verification Commercial and financial issues and • Clearance certificates from the securities and Legal and/or Administrative Proceedings distribution offices of your domicile in the last 5 (five) years • Clearance certificate, or liability certificate with clearance effects, federal, state, and municipal certificates of your domicile within the last 5 (five) years Identification documents • Copy of CPF and ID card • Copy of Marriage Certificate Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the Nomination, Remuneration and Succession Committee. ______________________ _________________________________ Place and date Signature of the Nominee 48

Annex III - Registration of Independence of Directors of Administration (Annex III of the Policy of Indication of Petrobras) Personal Information and Contact Full name: ID: Issuer: Issuing date: Tax ID (CPF): Independence Criteria for Board Members (Article 36, paragraph 1 of Decree No. 8945/16) I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of Directors ( ) Yes ( ) No or participation in its share capital? II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or Municipality or ( ) Yes ( ) No officer of Petrobras or its subsidiaries based in Brazil? III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence? ( ) Yes ( ) No IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates? ( ) Yes ( ) No V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil? ( ) Yes ( ) No VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or its ( ) Yes ( ) No subsidiaries based in Brazil? VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of ( ) Yes ( ) No Board Member, except for the compensation resulting from interest in the company's share capital? Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Nomination, Compensation and Succession Committee. Place and date Signature of the appointed person 49 Annex III - Registration of Independence of Directors of Administration (Annex III of the Policy of Indication of Petrobras) Personal Information and Contact Full name: ID: Issuer: Issuing date: Tax ID (CPF): Independence Criteria for Board Members (Article 36, paragraph 1 of Decree No. 8945/16) I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of Directors ( ) Yes ( ) No or participation in its share capital? II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or Municipality or ( ) Yes ( ) No officer of Petrobras or its subsidiaries based in Brazil? III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence? ( ) Yes ( ) No IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates? ( ) Yes ( ) No V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil? ( ) Yes ( ) No VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or its ( ) Yes ( ) No subsidiaries based in Brazil? VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of ( ) Yes ( ) No Board Member, except for the compensation resulting from interest in the company's share capital? Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Nomination, Compensation and Succession Committee. Place and date Signature of the appointed person 49

ANNEX IV Declaration of independence (Article 36, Paragraph 1 of Decree No. 8.945/16, Rules of the Outstanding State-Owned Companies Governance Program of B3 and Rules of Corporate Governance Level 2 Listing) In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Securities and Exchange Commission, we request answering the following questions: I - do you have a relationship with Petrobras, or its subsidiaries based in Brazil, except for the participation in Petrobras' Board of Directors or participation in its capital stock? ( ) yes ( ) no II - have you had, in the last three (3) years, a bond of any kind with Petrobras or the Federal Administration that could jeopardize your independence, except for the participation in its capital stock? ( ) yes ( ) no III - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no IV - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction) ( ) yes ( ) no V - are you or have you been, for the last three (3) years, an employee or officer of Petrobras, the Controlling Shareholder, its subsidiaries or its affiliates? ( ) yes ( ) no VI - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VII - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VIII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board Member, except for the compensation resulting from participation in the company's capital? ( ) yes ( ) no 50 ANNEX IV Declaration of independence (Article 36, Paragraph 1 of Decree No. 8.945/16, Rules of the Outstanding State-Owned Companies Governance Program of B3 and Rules of Corporate Governance Level 2 Listing) In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Securities and Exchange Commission, we request answering the following questions: I - do you have a relationship with Petrobras, or its subsidiaries based in Brazil, except for the participation in Petrobras' Board of Directors or participation in its capital stock? ( ) yes ( ) no II - have you had, in the last three (3) years, a bond of any kind with Petrobras or the Federal Administration that could jeopardize your independence, except for the participation in its capital stock? ( ) yes ( ) no III - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no IV - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction) ( ) yes ( ) no V - are you or have you been, for the last three (3) years, an employee or officer of Petrobras, the Controlling Shareholder, its subsidiaries or its affiliates? ( ) yes ( ) no VI - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VII - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VIII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board Member, except for the compensation resulting from participation in the company's capital? ( ) yes ( ) no 50

S T A T E M E N T I STATE, for the due purposes, that: ( ) YES, I am an Independent Board Member, pursuant to the criteria listed above and set out in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Outstanding State-Owned Companies Governance Program of B3 and the Rules of Corporate Governance Level 2 Listing. ( ) NO, I am not an Independent Board Member, pursuant to the criteria listed above and set out in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Outstanding State-Owned Companies Governance Program of B3 and the Rules of Corporate Governance Level 2 Listing. [city], [month] [day], 2019. [SIGNATURE] [FULL NAME] [TITLE] [TITLE] 51 S T A T E M E N T I STATE, for the due purposes, that: ( ) YES, I am an Independent Board Member, pursuant to the criteria listed above and set out in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Outstanding State-Owned Companies Governance Program of B3 and the Rules of Corporate Governance Level 2 Listing. ( ) NO, I am not an Independent Board Member, pursuant to the criteria listed above and set out in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Outstanding State-Owned Companies Governance Program of B3 and the Rules of Corporate Governance Level 2 Listing. [city], [month] [day], 2019. [SIGNATURE] [FULL NAME] [TITLE] [TITLE] 51

Annex V - CVM Statement and Law No. 13303/2016 STATEMENT In compliance with the provisions of Instruction 367 of May 29, 2002, issued by the Brazilian Securities and Exchange Commission (CVM), and in compliance with Law No. 13303/2016, I, the undersigned, hereby declare that, I - I am not precluded nor do I incur the prohibitions established by special law, including Law 13303/2016, and I am not convicted for bankruptcy, prevarication, corruption or bribery, concussion, embezzlement, crime against the popular economy, public faith or property, or criminal penalty that prevents, even temporarily, my access to public office, as provided in paragraph 1 of article 147 of Law 6404/76; II - I am not convicted to a temporary suspension or disqualification imposed by the Brazilian Securities and Exchange Commission, which makes me ineligible for positions of a publicly held company, as established in paragraph 2 of article 147 of Law 6404/76; III - I meet the requirement of unblemished reputation established by paragraph 3 of article 147 of Law 6404/76; IV - I do not hold a position in a company that can be considered a competitor of the Company, and I do not have nor represent an interest conflicting with the Company, pursuant to items I and II of paragraph 3 of article 147 of Law 6404/76. Rio de Janeiro, xxxxxx xx, 2019. ______________________________________________ [Name] [SIGNATURE] 52 Annex V - CVM Statement and Law No. 13303/2016 STATEMENT In compliance with the provisions of Instruction 367 of May 29, 2002, issued by the Brazilian Securities and Exchange Commission (CVM), and in compliance with Law No. 13303/2016, I, the undersigned, hereby declare that, I - I am not precluded nor do I incur the prohibitions established by special law, including Law 13303/2016, and I am not convicted for bankruptcy, prevarication, corruption or bribery, concussion, embezzlement, crime against the popular economy, public faith or property, or criminal penalty that prevents, even temporarily, my access to public office, as provided in paragraph 1 of article 147 of Law 6404/76; II - I am not convicted to a temporary suspension or disqualification imposed by the Brazilian Securities and Exchange Commission, which makes me ineligible for positions of a publicly held company, as established in paragraph 2 of article 147 of Law 6404/76; III - I meet the requirement of unblemished reputation established by paragraph 3 of article 147 of Law 6404/76; IV - I do not hold a position in a company that can be considered a competitor of the Company, and I do not have nor represent an interest conflicting with the Company, pursuant to items I and II of paragraph 3 of article 147 of Law 6404/76. Rio de Janeiro, xxxxxx xx, 2019. ______________________________________________ [Name] [SIGNATURE] 52

Annex VI - Declaration on Politically Exposed Person DECLARATION ON POLITICALLY EXPOSED PERSON Definition of Politically Exposed Persons (PPE) pursuant to Article 3-B of CVM Instruction No. 301/99, amended by CVM Instruction 463/08: Article 3-B For the purposes of this Instruction, it is considered: I - a politically exposed person the one who has or has held, in the last five (5) years, relevant positions, jobs or public roles in Brazil or in other countries, territories and foreign facilities, as well as their representatives, family members and other persons of their close relationship. II - position, job or relevant public role carried out by heads of state and government, high level politicians, senior public officers, high level judges or military, state-owned company officers or leaders of political parties; and III - family members of the politically exposed person, their relatives, in the direct line, up to the first degree, as well as the spouse, companion and stepchild. Paragraph 1 The period of five (5) years referred to in item I shall be calculated retroactively as of the date of the beginning of the business relationship or as of the date on which the client became a politically exposed person. Paragraph 2 Without prejudice to the definition of item I of the caput of this article, in Brazil, politically exposed persons are considered: I - the holders of elective offices of the Executive and Legislative Government at a federal level; II - the occupants of a position, in the Executive Government: a) of Minister of State or equivalent; b) of a special nature or equivalent; c) of President, Deputy President and Officer, or equivalent, of autarchy, public foundations, state-owned companies or mixed-capital companies; or d) of the senior management and advisory group - DAS, level 6, and the equivalent; III - the members of the National Council of Justice, the Supreme Court and the higher courts; IV - the members of the National Council of the Public Prosecutor's Office, the Federal Prosecutor-General, the Deputy Federal Prosecutor-General, the Federal Prosecutor-General of Labor, the Prosecutor-General for Military Justice, the Deputy Federal Prosecutors and the Prosecutors-General of Justice of the States and the Federal District; V - the members of the Audit Office of the Union and the Prosecutor-General of the 53 Annex VI - Declaration on Politically Exposed Person DECLARATION ON POLITICALLY EXPOSED PERSON Definition of Politically Exposed Persons (PPE) pursuant to Article 3-B of CVM Instruction No. 301/99, amended by CVM Instruction 463/08: Article 3-B For the purposes of this Instruction, it is considered: I - a politically exposed person the one who has or has held, in the last five (5) years, relevant positions, jobs or public roles in Brazil or in other countries, territories and foreign facilities, as well as their representatives, family members and other persons of their close relationship. II - position, job or relevant public role carried out by heads of state and government, high level politicians, senior public officers, high level judges or military, state-owned company officers or leaders of political parties; and III - family members of the politically exposed person, their relatives, in the direct line, up to the first degree, as well as the spouse, companion and stepchild. Paragraph 1 The period of five (5) years referred to in item I shall be calculated retroactively as of the date of the beginning of the business relationship or as of the date on which the client became a politically exposed person. Paragraph 2 Without prejudice to the definition of item I of the caput of this article, in Brazil, politically exposed persons are considered: I - the holders of elective offices of the Executive and Legislative Government at a federal level; II - the occupants of a position, in the Executive Government: a) of Minister of State or equivalent; b) of a special nature or equivalent; c) of President, Deputy President and Officer, or equivalent, of autarchy, public foundations, state-owned companies or mixed-capital companies; or d) of the senior management and advisory group - DAS, level 6, and the equivalent; III - the members of the National Council of Justice, the Supreme Court and the higher courts; IV - the members of the National Council of the Public Prosecutor's Office, the Federal Prosecutor-General, the Deputy Federal Prosecutor-General, the Federal Prosecutor-General of Labor, the Prosecutor-General for Military Justice, the Deputy Federal Prosecutors and the Prosecutors-General of Justice of the States and the Federal District; V - the members of the Audit Office of the Union and the Prosecutor-General of the 53

Prosecutors’ Office to the Audit Office of the Union; VI - the Governors of State and the Federal District, the Presidents of the Court of Justice, the State House of Representatives and the District Chamber, and the Presidents of the Court and of the Audit Office of States, Municipalities and the Federal District; and VII - Mayors and Presidents of City Councils of state capitals. S T A T E M E N T I STATE, for the due purposes, that: NO, I am not a Politically Exposed Person, pursuant to the provisions of article 3-B of CVM Instruction 301/99, amended by CVM Instruction 463/08, since I do not fit into any of the situations that characterize the PEP. YES, I am a Politically Exposed Person, pursuant to the provisions of article 3-B of CVM Instruction 301/99, amended by CVM Instruction 463/08. Term of Office at Petrobras Term AND/OR Name of the Politically Exposed Person Nature of Relationship [city], [month] [day], 2019. [SIGNATURE] 54 Prosecutors’ Office to the Audit Office of the Union; VI - the Governors of State and the Federal District, the Presidents of the Court of Justice, the State House of Representatives and the District Chamber, and the Presidents of the Court and of the Audit Office of States, Municipalities and the Federal District; and VII - Mayors and Presidents of City Councils of state capitals. S T A T E M E N T I STATE, for the due purposes, that: NO, I am not a Politically Exposed Person, pursuant to the provisions of article 3-B of CVM Instruction 301/99, amended by CVM Instruction 463/08, since I do not fit into any of the situations that characterize the PEP. YES, I am a Politically Exposed Person, pursuant to the provisions of article 3-B of CVM Instruction 301/99, amended by CVM Instruction 463/08. Term of Office at Petrobras Term AND/OR Name of the Politically Exposed Person Nature of Relationship [city], [month] [day], 2019. [SIGNATURE] 54

Annex VII - Items 12.5 to 12.10 of the Reference Form 12. General shareholders’ meeting and management 12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table: a. name b. date of birth c. occupation d. Tax ID (CPF) or passport number e. elective office held f. election date g. initial date of term of office h. term of office i. other positions or roles held in the issuer j. elected by the controller or not k. if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence l. number of consecutive terms m. information about: i. main professional experiences along the last 5 years, indicating: • name and business segment of the company • position • if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer 55 Annex VII - Items 12.5 to 12.10 of the Reference Form 12. General shareholders’ meeting and management 12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table: a. name b. date of birth c. occupation d. Tax ID (CPF) or passport number e. elective office held f. election date g. initial date of term of office h. term of office i. other positions or roles held in the issuer j. elected by the controller or not k. if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence l. number of consecutive terms m. information about: i. main professional experiences along the last 5 years, indicating: • name and business segment of the company • position • if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer 55

ii. indication of all officer positions in other companies or organizations in the third sector n. description of any of the following events that have occurred along the past 5 years: i. any criminal conviction ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity 12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory 12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between: a. officers of the issuer b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer 12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal 56 ii. indication of all officer positions in other companies or organizations in the third sector n. description of any of the following events that have occurred along the past 5 years: i. any criminal conviction ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity 12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory 12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between: a. officers of the issuer b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer 12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal 56 years between the officers of the issuer and: a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital b. a direct or indirect controller of the issuer c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons [city], [month] [day], 2019. [SIGNATURE] 57 years between the officers of the issuer and: a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital b. a direct or indirect controller of the issuer c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons [city], [month] [day], 2019. [SIGNATURE] 57

GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM VI ELECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS Dear Shareholders, The election of the Chairman of the Board of Directors, in accordance with the provisions of the Company's Bylaws, will be approved during the Ordinary General Meeting. The controlling shareholder nominates Mr. Eduardo Bacellar Leal Ferreira as Chairman of the Board of Directors. th Rio de Janeiro, March 20 , 2019. Roberto Castello Branco CEO 58 GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM VI ELECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS Dear Shareholders, The election of the Chairman of the Board of Directors, in accordance with the provisions of the Company's Bylaws, will be approved during the Ordinary General Meeting. The controlling shareholder nominates Mr. Eduardo Bacellar Leal Ferreira as Chairman of the Board of Directors. th Rio de Janeiro, March 20 , 2019. Roberto Castello Branco CEO 58

GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM VII ELECTION OF MEMBERS TO THE FISCAL COUNCIL AND THEIR RESPECTIVE SUBSTITUTES Dear Shareholders, The election of the Fiscal Council Members and their respective substitutes, following the provisions set forth in the Company's Bylaws, shall be approved during this Ordinary General Meeting. The controlling shareholder nominates the following names to compose the Fiscal Council and respective substitutes: Marisete Fátima Dadald Pereira (alternate: Agnes Maria de Aragão da Costa); Eduardo César Pasa (alternate: Jairez Eloi de Sousa Paulista); José Franco Medeiros de Morais (alternate: Gildenora Batista Dantas Milhomem). Instructions for the appointment of the Fiscal Council Members are included in the Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Fiscal Council in this handbook. Please find attached the Appendix I regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the “Formulário de Referência”(Art. 10 of CVM 481 Instruction). th Rio de Janeiro, March 20 , 2019. Roberto Castello Branco CEO 59 GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM VII ELECTION OF MEMBERS TO THE FISCAL COUNCIL AND THEIR RESPECTIVE SUBSTITUTES Dear Shareholders, The election of the Fiscal Council Members and their respective substitutes, following the provisions set forth in the Company's Bylaws, shall be approved during this Ordinary General Meeting. The controlling shareholder nominates the following names to compose the Fiscal Council and respective substitutes: Marisete Fátima Dadald Pereira (alternate: Agnes Maria de Aragão da Costa); Eduardo César Pasa (alternate: Jairez Eloi de Sousa Paulista); José Franco Medeiros de Morais (alternate: Gildenora Batista Dantas Milhomem). Instructions for the appointment of the Fiscal Council Members are included in the Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Fiscal Council in this handbook. Please find attached the Appendix I regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the “Formulário de Referência”(Art. 10 of CVM 481 Instruction). th Rio de Janeiro, March 20 , 2019. Roberto Castello Branco CEO 59

PETROBRAS

EXHIBIT I

INFORMATION ON CANDIDATES APPOINTED BY THE CONTROLLING SHAREHOLDER FOR THE OFFICE OF FISCAL COUNCIL MEMBER OF PETROBRAS

Name Tax ID (CPF)	Date of birth Occupation	Management bodies Elective position to be held	Term of office No. of consecutive terms
Marisete Fátima Dadald Pereira 409.905.160-91	4/16/1955 Accountant	Fiscal Council Member of the FC (main)	until the GSM 2020 8
Agnes Maria de Aragão da Costa 080.909.187-94	02/01/1979 Economist	Fiscal Council Member of the FC (alternate)	until the GSM 2020 4
Eduardo César Pasa 541.035.920-87	9/2/1970 Accountant	Fiscal Council Member of the FC (main)	until the GSM 2020 2
Jairez Elói de Sousa Paulista 059.622.001-44	4/16/1954 Administrator	Fiscal Council Member of the FC (alternate)	until the GSM 2020 0
José Franco Medeiros de Morais 665.559.571-15	12/27/1969 Economist	Fiscal Council Member of the FC (main)	until the GSM 2020 0
Gildenora Batista Dantas Milhomem 368.724.071-15	11/01/1966 Accountant	Fiscal Council Member of the FC (alternate)	until the GSM 2020 0

Curriculum summary of the appointed persons:

Marisete Fátima Dadald Pereira has been a member of the Fiscal Council of Petrobras since 2011, and currently holds the position of Executive Secretary of the Ministry of Mines and Energy, a governmental entity, since August 2006, where she has held the position of head of the Special Advisory for Economic Affairs, from August 2006 to December 2018 and special adviser to the Minister of Mines and Energy from August 2005 to July 2006. His main

60

professional experiences include: (i) Superintendent of the Economic and Financial Department of Eletrosul Centrais Elétricas SA from 1987 to 2005; and (ii) Accounting and Tax Specialist of the Accounting and Fiscal Counsel David Rafael Blochtein, accounting advisory company, from 1973 to 1987. She is an accountant, graduated from the Vale do Rio dos Sinos University, and holds a postgraduate degree in Accounting University of the Vale do Itajaí; in Auditing and in Economic Sciences by the Federal University of Santa Catarina. Member of Eletrobras, Eletronorte, from May 2016 to April 2018. Agnes Maria de Aragão da Costa is Head of the Special Advisory on Regulatory Matters, with special emphasis on Energy and Mining Economies. She has been working for MME for 14 years, formulating public policy recommendations and monitoring the results of these policies. She holds a bachelor's degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and a master's degree in Energy from the University of São Paulo (USP). Federal public employee of the career of Specialist of Public Policies and Governmental Management. She has been a member of the Fiscal Council of Eletrobras since 2015 and has been Chairperson since 2017. She has been an alternate member of Fiscal Council of Petrobras since 2015. She was a member of the Board of Directors of CEAL and CEPISA. Eduardo César Pasa, accountant. He holds a master’s degree in Accounting Sciences from USP - Economy, Administration and Accounting School (FEA), in 2003; undergraduate in Accounting Sciences from UniCEUB - Brasília, in 1995, with a Lato Sensu Specialization in Accounting Sciences by FGV - School of Postgraduation in Economics (EPGE), in 1997. He is currently Executive Officer/General Accountant at Banco do Brasil. He was General Manager/General Accountant of Banco do Brasil between March 2009 and April 2015. He was also the Executive Manager of the Bank's Accounting Unit between June 2007 and March 2009. Fiscal Council member of the following institutions: Febraban, Banks Union, Fenaban and IBCB, as of September 2009; and Vale S.A., as of April 2017; and Brasilprev (Alternate), as of April 2017. Participated in the Controlling Committee of Vale S.A., from 2014 to 2017. He was a Board Member of CTX Participações, from 2008 to 2010. He was a Fiscal Council member of the 61 professional experiences include: (i) Superintendent of the Economic and Financial Department of Eletrosul Centrais Elétricas SA from 1987 to 2005; and (ii) Accounting and Tax Specialist of the Accounting and Fiscal Counsel David Rafael Blochtein, accounting advisory company, from 1973 to 1987. She is an accountant, graduated from the Vale do Rio dos Sinos University, and holds a postgraduate degree in Accounting University of the Vale do Itajaí; in Auditing and in Economic Sciences by the Federal University of Santa Catarina. Member of Eletrobras, Eletronorte, from May 2016 to April 2018. Agnes Maria de Aragão da Costa is Head of the Special Advisory on Regulatory Matters, with special emphasis on Energy and Mining Economies. She has been working for MME for 14 years, formulating public policy recommendations and monitoring the results of these policies. She holds a bachelor's degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and a master's degree in Energy from the University of São Paulo (USP). Federal public employee of the career of Specialist of Public Policies and Governmental Management. She has been a member of the Fiscal Council of Eletrobras since 2015 and has been Chairperson since 2017. She has been an alternate member of Fiscal Council of Petrobras since 2015. She was a member of the Board of Directors of CEAL and CEPISA. Eduardo César Pasa, accountant. He holds a master’s degree in Accounting Sciences from USP - Economy, Administration and Accounting School (FEA), in 2003; undergraduate in Accounting Sciences from UniCEUB - Brasília, in 1995, with a Lato Sensu Specialization in Accounting Sciences by FGV - School of Postgraduation in Economics (EPGE), in 1997. He is currently Executive Officer/General Accountant at Banco do Brasil. He was General Manager/General Accountant of Banco do Brasil between March 2009 and April 2015. He was also the Executive Manager of the Bank's Accounting Unit between June 2007 and March 2009. Fiscal Council member of the following institutions: Febraban, Banks Union, Fenaban and IBCB, as of September 2009; and Vale S.A., as of April 2017; and Brasilprev (Alternate), as of April 2017. Participated in the Controlling Committee of Vale S.A., from 2014 to 2017. He was a Board Member of CTX Participações, from 2008 to 2010. He was a Fiscal Council member of the 61 following institutions: Eletrobras - 2015 to 2017; BB Tecnologia e Serviços - 2008 to 2015; Banco Votorantim - 2009 to 2015; Caixa de Assistência dos Empregados do Banco do Brasil S.A. - CASSI - 2010 to 2014; Previ - 2006 to 2010; BB Turismo - 2002 to 2008; Cateno - 2016 to 2017; Previ Deliberative Board - 2010 to 2018. Jairez Elói de Sousa Paulista, business administrator. He is currently General Coordinator of Strategic Planning, Supervision and Management Evaluation - AEGE/SE of MME. He was Head of the Special Advisory for Strategic Affairs - Alternate, of the Executive Secretariat of MME; Special Advisor to the Minister of State for Mines and Energy - MME. José Franco Medeiros de Morais is Economist. He is currently Subsecretary of Public Debt of the National Treasury. He was a Consultant in Public Debt Management, Capital Markets and Fiscal Risks of the World Bank and the IMF between the years of 2008 and 2015. He holds a degree, a master's degree and a Ph.D. in Economics from the University of Brasília. He was Professor of Economics and Finance at IBMEC-DF, FGVDF, ESAF-DF, Integrated Colleges of the Planalto Central. José Franco was a member of the fiscal councils of the following companies: Engepron (2006 to 2008), BB BI (2012 to 2014), BB Administradora de Cartões (2008 to 2012), BB DTVM (2014 to 2017), TERRACAP (2016 to 2017) and BNDESPar (2017 and 2018). Gildenora Batista Dantas Milhomem, Federal Auditor of Finance and Control of the National Treasury Secretariat (possession and exercise on February 8, 1994). Bachelor of Science in Accounting, completed in 1988; Postgraduate in Public Administration - CIPAD, level of specialization - EBAPE / Fundação Getúlio Vargas, completed in 2007. Subsecretary of Public Accounting - SECRETARIA DO TESOURO NACIONAL, from 03/06/15 to the present. Member of the Advising Group of Brazilian Accounting Standards Technical of the Public Sector (GA NBC TSP), of the Federal Accounting Council, as representative of the National Treasury Secretariat, from 2015 to the present date; Chairman of the Board of Directors of the Assefaz Foundation (2016 to 2019); Member of the Fiscal Council of the Empresa Gestora de Ativos - EMGEA, as representative of the National Treasury Department (2015 to 2017); Member of the 62 following institutions: Eletrobras - 2015 to 2017; BB Tecnologia e Serviços - 2008 to 2015; Banco Votorantim - 2009 to 2015; Caixa de Assistência dos Empregados do Banco do Brasil S.A. - CASSI - 2010 to 2014; Previ - 2006 to 2010; BB Turismo - 2002 to 2008; Cateno - 2016 to 2017; Previ Deliberative Board - 2010 to 2018. Jairez Elói de Sousa Paulista, business administrator. He is currently General Coordinator of Strategic Planning, Supervision and Management Evaluation - AEGE/SE of MME. He was Head of the Special Advisory for Strategic Affairs - Alternate, of the Executive Secretariat of MME; Special Advisor to the Minister of State for Mines and Energy - MME. José Franco Medeiros de Morais is Economist. He is currently Subsecretary of Public Debt of the National Treasury. He was a Consultant in Public Debt Management, Capital Markets and Fiscal Risks of the World Bank and the IMF between the years of 2008 and 2015. He holds a degree, a master's degree and a Ph.D. in Economics from the University of Brasília. He was Professor of Economics and Finance at IBMEC-DF, FGVDF, ESAF-DF, Integrated Colleges of the Planalto Central. José Franco was a member of the fiscal councils of the following companies: Engepron (2006 to 2008), BB BI (2012 to 2014), BB Administradora de Cartões (2008 to 2012), BB DTVM (2014 to 2017), TERRACAP (2016 to 2017) and BNDESPar (2017 and 2018). Gildenora Batista Dantas Milhomem, Federal Auditor of Finance and Control of the National Treasury Secretariat (possession and exercise on February 8, 1994). Bachelor of Science in Accounting, completed in 1988; Postgraduate in Public Administration - CIPAD, level of specialization - EBAPE / Fundação Getúlio Vargas, completed in 2007. Subsecretary of Public Accounting - SECRETARIA DO TESOURO NACIONAL, from 03/06/15 to the present. Member of the Advising Group of Brazilian Accounting Standards Technical of the Public Sector (GA NBC TSP), of the Federal Accounting Council, as representative of the National Treasury Secretariat, from 2015 to the present date; Chairman of the Board of Directors of the Assefaz Foundation (2016 to 2019); Member of the Fiscal Council of the Empresa Gestora de Ativos - EMGEA, as representative of the National Treasury Department (2015 to 2017); Member of the 62

Fiscal Council of the Brazilian Petroleum and Natural Gas Administration Company S.A- PréSal Petróleo S.A- PPSA, as representative of the National Treasury Department (2015 to 2018). According to the statements made by the nominees themselves: · In the last 5 years, have not been subject to criminal conviction, conviction in an administrative proceeding of the CVM or a final and unappealable conviction, either judicial or administrative, that has suspended or disqualified them to perform professional or commercial activity. · Do not have a marital relationship, stable relationship or relatives subject to information according to item 12.9 of the Reference Form. · In compliance with item 12.10 of the Reference Form, the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and: a. company controlled, directly or indirectly, by Petrobras: Not applicable b. controller of Petrobras: (i) Ms. Marisete Fatima Dadald Pereira stated that she is subordinate to the Controller of Petrobras, since: she is currently the Executive Secretary of the Ministry of Mines and Energy; was, between 2016/2018, Head of the Special Advisory for Economic Affairs of the Ministry of Mines and Energy; (ii) Ms. Agnes Maria de Aragão da Costa stated that she is subordinate to the Controller of Petrobras, since: she is currently Head of the Special Advisory on Regulatory Matters of the Executive Secretariat of MME; and was between 2016/2018 MME Program Director; (iii) Mr. Jairez Elói de Sousa Paulista reported having a relationship of subordination to the Controller of Petrobras: since 2018, he has been General Coordinator of Strategic Planning, Supervision and Management Evaluation of the Ministry of Mines and Energy; was, between 2016/2017, Special Adviser to the Minister of Mines and Energy; (iv) Ms. Gildenora Batista Dantas Milhomem reported having a subordination relationship with the Controller of Petrobras, since: she is currently Subsecretary of Public Accounting of the Ministry of Economy, and; served between 2015/2017 as PPSA's Fiscal Counselor; (v) Mr. Jose Franco Medeiros de Morais reported having a subordination relationship with the Controller of Petrobras, since: he is Federal Auditor of Finance and Control of the National Treasury Secretariat of the Ministry of Economy, currently acting as Subsersecretary of Public Debt. 63 Fiscal Council of the Brazilian Petroleum and Natural Gas Administration Company S.A- PréSal Petróleo S.A- PPSA, as representative of the National Treasury Department (2015 to 2018). According to the statements made by the nominees themselves: · In the last 5 years, have not been subject to criminal conviction, conviction in an administrative proceeding of the CVM or a final and unappealable conviction, either judicial or administrative, that has suspended or disqualified them to perform professional or commercial activity. · Do not have a marital relationship, stable relationship or relatives subject to information according to item 12.9 of the Reference Form. · In compliance with item 12.10 of the Reference Form, the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and: a. company controlled, directly or indirectly, by Petrobras: Not applicable b. controller of Petrobras: (i) Ms. Marisete Fatima Dadald Pereira stated that she is subordinate to the Controller of Petrobras, since: she is currently the Executive Secretary of the Ministry of Mines and Energy; was, between 2016/2018, Head of the Special Advisory for Economic Affairs of the Ministry of Mines and Energy; (ii) Ms. Agnes Maria de Aragão da Costa stated that she is subordinate to the Controller of Petrobras, since: she is currently Head of the Special Advisory on Regulatory Matters of the Executive Secretariat of MME; and was between 2016/2018 MME Program Director; (iii) Mr. Jairez Elói de Sousa Paulista reported having a relationship of subordination to the Controller of Petrobras: since 2018, he has been General Coordinator of Strategic Planning, Supervision and Management Evaluation of the Ministry of Mines and Energy; was, between 2016/2017, Special Adviser to the Minister of Mines and Energy; (iv) Ms. Gildenora Batista Dantas Milhomem reported having a subordination relationship with the Controller of Petrobras, since: she is currently Subsecretary of Public Accounting of the Ministry of Economy, and; served between 2015/2017 as PPSA's Fiscal Counselor; (v) Mr. Jose Franco Medeiros de Morais reported having a subordination relationship with the Controller of Petrobras, since: he is Federal Auditor of Finance and Control of the National Treasury Secretariat of the Ministry of Economy, currently acting as Subsersecretary of Public Debt. 63

PETROBRAS

c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or controlling shareholder of any of these persons: (i) Mr. Eduardo César Pasa reported having a relationship of subordination with: Eletrobrás - Centrais Elétricas Brasileiras S.A., since he acted as Fiscal Council member in 2016, and; the Banco do Brasil, since he served between 2016/2018 as Director / Accountant General.
(ii) Ms. Agnes Maria de Aragão da Costa reported having a relationship of subordination with: Eletrobrás - Centrais Elétricas Brasileiras S.A, since she acted between 2016/2018 as Chairman of the Fiscal Council.

• Ms. Marisete Fátima Dadald Pereira, Agnes Maria de Aragão da Costa, and Gildenora Batista Dantas Milhomem, and Mr. José Franco Medeiros de Morais declared themselves not independent, and the other candidates declared to meet the independence criteria set forth in the current art. 18, paragraph 6 of the Company's Bylaws, as provided in art. 43, paragraph 4 of said Bylaws. These criteria are consolidated in "Appendix III - Independence Requirements" to the chapter on Verification of Legal and Statutory Requirements and Fences required for the Appointment of Petrobras' Fiscal Council Member.

The Petrobras Board of Directors 'Nomination, Remuneration and Succession Committee, whose name will be changed to the People's Committee, in accordance with the proposal to amend the Bylaws included in the agenda of the Extraordinary Shareholders' Meeting to be held on this date, verified the adherence of the nominees to the requirements of the Policy of Indication of Members of the Fiscal Council, Board of Directors, Executive Board and Holders of the General Structure of Petrobras and Petrobras System Companies ("Nomination Policy") and absence of impediments, recording additional recommendations. Prior to the holding of this Meeting, the minutes of the meeting of said Committee that appreciated these indications will be available on the Company's electronic address (http://www.petrobras.com.br/ri) in "Corporate Governance", "Governing Bodies" , "Committees", "Minutes", "Nomination, Compensation and Succession Committee".

According to ICVMs 480 and 481, the table below shows the attendance list in the meetings during the fiscal year of 2018 of the members indicated to the SB:

Fiscal Year 2018 (January to December)		
Member of the SB	**Total meetings held by the respective body since the initial date of term of office**	**% of member's participation in meetings held after the initial date of term of office**
Marisete Fátima Dadald Pereira	29	89,66%
Eduardo César Pasa	29	86.21%

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PETROBRAS

ANNEX II

CANDIDATES NOMINATED BY NON-CONTROLLING SHAREHOLDER FOR THE FISCAL COUNCIL

The stockholders Fundo de Investimento em Ações Dinâmica Energia, Banclass Fundo de Investimento em Ações and Fundo de Investimentos Jaburá Ações are indicating the following candidates:

Name TIF	Birth date Job	Board Job Position to be taken	Mandate Term Number of Consecutive Mandates
Marcelo Gasparino da Silva 807.383.469-34	02/13/1971 Lawyer	Fiscal Council Member of the FC by minority shareholders (holder)	Up to GSM 2020 0
Patrícia Valente Stierli 010.551.368-78	05/19/1956 Business Administrator	Fiscal Council Member of the FC by minority shareholders (alternate)	Up to GSM 2020 0

Name TIF	Birth date Job	Board Job Position to be taken	Mandate Term Number of Consecutive Mandates
Daniel Alves Ferreira 205.862.458-04	07/06/1972 Lawyer	Fiscal Council Member of the FC by the preferred shareholders (holder)	Up to GSM 2020 1
Aloísio Macário Ferreira de Souza 540.678.557-53	04/10/1960 Accounting	Fiscal Council Member of the FC for Preferentialists (alternate)	Up to GSM 2020 0

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The curriculum vitae of the candidates indicated: Marcelo Gasparino da Silva, Chairman of the Board of Directors and member of the Board of Directors and Fiscal Council, coordinator and member of committees of finance, auditing, risks, legal, compliance and related parties in publicly-held companies. Lawyer Specialist in Corporate Tax Administration by ESAG and MBA in Controlling, Auditing and Finance (attending). Chairman of the Board of Directors of ETERNIT (2017-2019), Member of the Board of Directors of CEMIG (2016-2019), CELESC (2018-2019) and KEPLER WEBER (2017-2019), and member of the Fiscal Council of BRASKEM ( 2018-2019). He was Chairman of the Board of Directors of Usiminas (2015-2016) and a member of the board of directors of Bradespar (2015-2016), Battistella (2016-2017), Celesc (2011-2014), Eletrobras (2012-2014 and 2016), Tecnisa (2012-2014) and Vale (2016-2017), as well as Usiminas itself (2012-2016). He was Fiscal Council Member of Bradespar (2014-2015), AES Eletropaulo (2012-2013), AES Tietê (2013-2014), and Eletrobras (2014-2015). He was Chairman of the Related Party Committee and member of Eletropaulo's Audit Committee (2017-2018), and member of CEMIG's Finance, Audit and Risk Committee (2017-2018). He was Coordinator of the Legal and Compliance Committee of ETERNIT (2015-2017), Eletrobras Audit Committee (2013-2014 and 2016) and Celesc's Legal and Audit Committee (2012-2014). He began his executive career as Legal and Institutional Director of CELESC (2007-2009). Participates in the CEO Program FGV 2016 (IBE / FGV / IDE). He attended the Executive Program on Mergers and Acquisitions at London Business School and attended specific courses in the financial and strategic areas at the IOD- Institute of Directors in London. He is co-founder and Coordinator of the Santa Catarina Chapter, Certified Management Advisor and composes the IBGC Board of Directors. He is a member of the AMEC Technical Committee and of the IBGC Legal and Societies of Mixed Economy Committees. He is professor of the discipline Board of Directors of the Corporate Governance Course of the ENA Brazil School of Government Foundation. With solid training in Corporate Governance and experience in boards of directors and tax, he contributed to the IBGC and to AMEC in the construction of the Brazilian Corporate Governance Code - CBGC and from its launch it was inserted as a working tool in all companies which is working, in particular the APPLY OR EXPLAIN model, a system that recognizes the practice of corporate governance is a journey and should not translate into a rigid model of regulation applicable equally to all companies. Attentive to the process of continuous education participates annually of the main events of 66 The curriculum vitae of the candidates indicated: Marcelo Gasparino da Silva, Chairman of the Board of Directors and member of the Board of Directors and Fiscal Council, coordinator and member of committees of finance, auditing, risks, legal, compliance and related parties in publicly-held companies. Lawyer Specialist in Corporate Tax Administration by ESAG and MBA in Controlling, Auditing and Finance (attending). Chairman of the Board of Directors of ETERNIT (2017-2019), Member of the Board of Directors of CEMIG (2016-2019), CELESC (2018-2019) and KEPLER WEBER (2017-2019), and member of the Fiscal Council of BRASKEM ( 2018-2019). He was Chairman of the Board of Directors of Usiminas (2015-2016) and a member of the board of directors of Bradespar (2015-2016), Battistella (2016-2017), Celesc (2011-2014), Eletrobras (2012-2014 and 2016), Tecnisa (2012-2014) and Vale (2016-2017), as well as Usiminas itself (2012-2016). He was Fiscal Council Member of Bradespar (2014-2015), AES Eletropaulo (2012-2013), AES Tietê (2013-2014), and Eletrobras (2014-2015). He was Chairman of the Related Party Committee and member of Eletropaulo's Audit Committee (2017-2018), and member of CEMIG's Finance, Audit and Risk Committee (2017-2018). He was Coordinator of the Legal and Compliance Committee of ETERNIT (2015-2017), Eletrobras Audit Committee (2013-2014 and 2016) and Celesc's Legal and Audit Committee (2012-2014). He began his executive career as Legal and Institutional Director of CELESC (2007-2009). Participates in the CEO Program FGV 2016 (IBE / FGV / IDE). He attended the Executive Program on Mergers and Acquisitions at London Business School and attended specific courses in the financial and strategic areas at the IOD- Institute of Directors in London. He is co-founder and Coordinator of the Santa Catarina Chapter, Certified Management Advisor and composes the IBGC Board of Directors. He is a member of the AMEC Technical Committee and of the IBGC Legal and Societies of Mixed Economy Committees. He is professor of the discipline Board of Directors of the Corporate Governance Course of the ENA Brazil School of Government Foundation. With solid training in Corporate Governance and experience in boards of directors and tax, he contributed to the IBGC and to AMEC in the construction of the Brazilian Corporate Governance Code - CBGC and from its launch it was inserted as a working tool in all companies which is working, in particular the APPLY OR EXPLAIN model, a system that recognizes the practice of corporate governance is a journey and should not translate into a rigid model of regulation applicable equally to all companies. Attentive to the process of continuous education participates annually of the main events of 66

Corporate Governance and capital market in Brazil. In March 2018 he attended the IIC Spring Conference organized by the Council of Institutional Investors, Washington / USA, and spoke to The Emerging Markets Investors Alliance on the topic Corporate Governance in Brazil: the impetus for reform, in New York / USA. Patrícia Valente Stierli, member of Fiscal Council Eletrobras-Centrais Elétricas S.A. (2017 to 2019). Member of the Board of Directors PPE Fios Esmaltados S.A. (2018 to 2019). Member Fiscal Council Sociedade Beneficiente de Senhoras - Hospital Sírio Libanês (2018 to 2021). Alternate member Fiscal Council Integration Center Company School CIEE (2018 to 2019). Member Fiscal Council of Bardella S.A. Mechanical Industries (2015,2016 and 2017 until October 2018). Member of the Board of Directors of Pettenati S.A. Indústria Têxtil (2015). Alternate Member of the Fiscal Council of Dohler S.A. (2017 to 2018). Four years of experience as Director of Administration and Fiscal in publicly traded companies, representing minority shareholders. Thirteen years of experience in the area of third party resources management, being six years as Statutory Director, acting in the management and destined to institutional and retail clients. Manager of the Sinergia funds, focused on unlocking value through intense corporate governance work, including nominating members to the Board of Directors and Fiscal Council of the investees. Eight years of experience as Financial Administrative Director, being 3 years with Statutory Director, responsible for accounting, fiscal, budget, treasury and human resources. Experience in structuring financial transactions with credit rights, issuance of debentures, public offering and mergers and acquisitions. Representative of the Asset Management Area of Banco Fator with the Brazilian Central Bank and Securities and Exchange Commission until July 2015. Member of the ANBIMA Stock Committee until July 2015. Daniel Alves Ferreira, associate lawyer at the Alves Ferreira and Mesquita Law Firm since 04/2018. Lawyer and partner of the MPMAE Office, having worked in the areas of Mass Litigation and Capital Markets between 1996 and 04/2018. Petrobras' Tax Counselor since April 2018. He was a member of the Board of Directors (2016-2018) and the Corporate Governance Committee (2018) of CEMIG. Participated in the Conference on Civil Procedural Law by the Institute of Lawyers of São Paulo, Aspects of Reform of the Code of Civil Procedure, Stable Union, Amendments to the Code of Civil Procedure, all by the IASP. 67 Corporate Governance and capital market in Brazil. In March 2018 he attended the IIC Spring Conference organized by the Council of Institutional Investors, Washington / USA, and spoke to The Emerging Markets Investors Alliance on the topic Corporate Governance in Brazil: the impetus for reform, in New York / USA. Patrícia Valente Stierli, member of Fiscal Council Eletrobras-Centrais Elétricas S.A. (2017 to 2019). Member of the Board of Directors PPE Fios Esmaltados S.A. (2018 to 2019). Member Fiscal Council Sociedade Beneficiente de Senhoras - Hospital Sírio Libanês (2018 to 2021). Alternate member Fiscal Council Integration Center Company School CIEE (2018 to 2019). Member Fiscal Council of Bardella S.A. Mechanical Industries (2015,2016 and 2017 until October 2018). Member of the Board of Directors of Pettenati S.A. Indústria Têxtil (2015). Alternate Member of the Fiscal Council of Dohler S.A. (2017 to 2018). Four years of experience as Director of Administration and Fiscal in publicly traded companies, representing minority shareholders. Thirteen years of experience in the area of third party resources management, being six years as Statutory Director, acting in the management and destined to institutional and retail clients. Manager of the Sinergia funds, focused on unlocking value through intense corporate governance work, including nominating members to the Board of Directors and Fiscal Council of the investees. Eight years of experience as Financial Administrative Director, being 3 years with Statutory Director, responsible for accounting, fiscal, budget, treasury and human resources. Experience in structuring financial transactions with credit rights, issuance of debentures, public offering and mergers and acquisitions. Representative of the Asset Management Area of Banco Fator with the Brazilian Central Bank and Securities and Exchange Commission until July 2015. Member of the ANBIMA Stock Committee until July 2015. Daniel Alves Ferreira, associate lawyer at the Alves Ferreira and Mesquita Law Firm since 04/2018. Lawyer and partner of the MPMAE Office, having worked in the areas of Mass Litigation and Capital Markets between 1996 and 04/2018. Petrobras' Tax Counselor since April 2018. He was a member of the Board of Directors (2016-2018) and the Corporate Governance Committee (2018) of CEMIG. Participated in the Conference on Civil Procedural Law by the Institute of Lawyers of São Paulo, Aspects of Reform of the Code of Civil Procedure, Stable Union, Amendments to the Code of Civil Procedure, all by the IASP. 67

Aloísio Macário Ferreira de Souza, Bachelor in Accounting. He holds an MBA in Business and Investment Management from the Corporate University of CITIBANK - USA; MBA in Business Assessment - FUNCEFET; and an MBA in Complementary Social Security - Coppead / UFRJ. He is a Fiscal and Board Member of the Board of Directors of IBGC - Brazilian Institute of Corporate Governance. He was Vice President of Human Resources and IT at USIMINAS; Coordinator of the IBGC Rio Chapter; Manager of Corporate Governance and Minority Holdings of PREVI; Manager of BB-DTVM Asset Analysis and Valuation Division; Advisor in the International Area of BANCO DO BRASIL; Member of the Board of Directors of USIMINAS and CPFL Energia; Member of the Fiscal Council of ETERNIT, ELETROBRAS, CELESC and AMBEV. He is currently Member of the Fiscal Council of USIMINAS and member of the Statutory Audit Committee of CELESC. According to statements by the nominees themselves, the above candidates: · In the last 5 years, there has been no criminal conviction, conviction in a CVM administrative proceeding, or a final and unappealable conviction in the judicial or administrative sphere that has been suspended or disqualified from practicing professional or commercial activity. · They do not have a marital relationship, stable union or informationable relatives according to item 12.9 of the Reference Form. · They In compliance with item 12.10 of the Reference Form, the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and Company. a. company controlled, directly or indirectly, by Petrobras: Not applicable b. Petrobras direct controller: Not applicable. (i) c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or the controlling shareholder of any of these persons: (i) O Mr. Marcelo Gasparino da Silva, reported having a relationship of subordination with: Centrais Elétricas de 68 Aloísio Macário Ferreira de Souza, Bachelor in Accounting. He holds an MBA in Business and Investment Management from the Corporate University of CITIBANK - USA; MBA in Business Assessment - FUNCEFET; and an MBA in Complementary Social Security - Coppead / UFRJ. He is a Fiscal and Board Member of the Board of Directors of IBGC - Brazilian Institute of Corporate Governance. He was Vice President of Human Resources and IT at USIMINAS; Coordinator of the IBGC Rio Chapter; Manager of Corporate Governance and Minority Holdings of PREVI; Manager of BB-DTVM Asset Analysis and Valuation Division; Advisor in the International Area of BANCO DO BRASIL; Member of the Board of Directors of USIMINAS and CPFL Energia; Member of the Fiscal Council of ETERNIT, ELETROBRAS, CELESC and AMBEV. He is currently Member of the Fiscal Council of USIMINAS and member of the Statutory Audit Committee of CELESC. According to statements by the nominees themselves, the above candidates: · In the last 5 years, there has been no criminal conviction, conviction in a CVM administrative proceeding, or a final and unappealable conviction in the judicial or administrative sphere that has been suspended or disqualified from practicing professional or commercial activity. · They do not have a marital relationship, stable union or informationable relatives according to item 12.9 of the Reference Form. · They In compliance with item 12.10 of the Reference Form, the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and Company. a. company controlled, directly or indirectly, by Petrobras: Not applicable b. Petrobras direct controller: Not applicable. (i) c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or the controlling shareholder of any of these persons: (i) O Mr. Marcelo Gasparino da Silva, reported having a relationship of subordination with: Centrais Elétricas de 68

Santa Catarina SA - CELESC, since he acted as Director of Administration between 2018/2019, Companhia Energética de Minas Gerais - CEMIG, since acts as Board Member since 2016; and Braskem S.A., since he has served as Fiscal Council since 2018; (ii) Ms. Patrícia Valente Stierli reported having a relationship of subordination with Eletrobrás, since she has been acting as Fiscal Counselor since 2017; (iii) Daniel Alves Ferreira reported having a relationship of subordination with: Centrais Elétricas de Minas Gerais S / A - CEMIG, since he served between 2016/2018 as Board Member, and; Santo Antônio Energia S / A, once served between 2018/2019 as Board Member; and (iv) Mr. Aloísio Macário Ferreira de Souza, reported having a relationship of subordination with: Centrais Elétricas de Santa Catarina SA - CELESC, since he has been a member of the Audit Committee since 2014, Companhia Energética de Minas Gerais - CEMIG, once who served between 2016/2018 as Board Member - Alternate; and Centrais Elétricas Brasileiras S.A. - Eletrobrás, since it acted between 2016/2017 as Fiscal Councilor and member of the Audit Committee. · Meet the independence criteria set forth in the current art. 18, paragraph 6 of the Company's Bylaws, as provided in art. 43, paragraph 4 of said Bylaws. These criteria are consolidated in the Annex III - Requirements of Independence to the chapter of Verification of the Legal and Statutory Requirements and Fences required for the Appointment of Petrobras' Fiscal Council Member. The Petrobras Board of Directors 'Nomination, Remuneration and Succession Committee, whose name will be changed to the People's Committee, in accordance with the proposal to amend the Bylaws included in the agenda of the Extraordinary Shareholders' Meeting to be held on this date, verified the adherence of the nominees to the requirements of the Policy of Indication of Members of the Fiscal Council, Board of Directors, Executive Board and Holders of the General Structure of Petrobras and Petrobras System Companies ( Nomination Policy ) and absence of impediments, recording additional recommendations. Prior to the holding of this Meeting, the minutes of the meeting of said Committee that appreciated these indications will be available on the Company's electronic address (http://www.petrobras.com.br/ri) in Corporate Governance , Governing Bodies , Committees , Minutes , Nomination, Compensation and Succession Committee . 69 Santa Catarina SA - CELESC, since he acted as Director of Administration between 2018/2019, Companhia Energética de Minas Gerais - CEMIG, since acts as Board Member since 2016; and Braskem S.A., since he has served as Fiscal Council since 2018; (ii) Ms. Patrícia Valente Stierli reported having a relationship of subordination with Eletrobrás, since she has been acting as Fiscal Counselor since 2017; (iii) Daniel Alves Ferreira reported having a relationship of subordination with: Centrais Elétricas de Minas Gerais S / A - CEMIG, since he served between 2016/2018 as Board Member, and; Santo Antônio Energia S / A, once served between 2018/2019 as Board Member; and (iv) Mr. Aloísio Macário Ferreira de Souza, reported having a relationship of subordination with: Centrais Elétricas de Santa Catarina SA - CELESC, since he has been a member of the Audit Committee since 2014, Companhia Energética de Minas Gerais - CEMIG, once who served between 2016/2018 as Board Member - Alternate; and Centrais Elétricas Brasileiras S.A. - Eletrobrás, since it acted between 2016/2017 as Fiscal Councilor and member of the Audit Committee. · Meet the independence criteria set forth in the current art. 18, paragraph 6 of the Company's Bylaws, as provided in art. 43, paragraph 4 of said Bylaws. These criteria are consolidated in the Annex III - Requirements of Independence to the chapter of Verification of the Legal and Statutory Requirements and Fences required for the Appointment of Petrobras' Fiscal Council Member. The Petrobras Board of Directors 'Nomination, Remuneration and Succession Committee, whose name will be changed to the People's Committee, in accordance with the proposal to amend the Bylaws included in the agenda of the Extraordinary Shareholders' Meeting to be held on this date, verified the adherence of the nominees to the requirements of the Policy of Indication of Members of the Fiscal Council, Board of Directors, Executive Board and Holders of the General Structure of Petrobras and Petrobras System Companies ( Nomination Policy ) and absence of impediments, recording additional recommendations. Prior to the holding of this Meeting, the minutes of the meeting of said Committee that appreciated these indications will be available on the Company's electronic address (http://www.petrobras.com.br/ri) in Corporate Governance , Governing Bodies , Committees , Minutes , Nomination, Compensation and Succession Committee . 69

Pursuant to ICVMs 480 and 481, the table below shows the ratio of participation of the candidate nominated to the FC to the meetings during the 2018 financial year: 2018 Total meetings held by the % of member's participation in Member of FC respective organ since took the meetings held after since took position the position Daniel Alves Ferreira 19 100% 70 Pursuant to ICVMs 480 and 481, the table below shows the ratio of participation of the candidate nominated to the FC to the meetings during the 2018 financial year: 2018 Total meetings held by the % of member's participation in Member of FC respective organ since took the meetings held after since took position the position Daniel Alves Ferreira 19 100% 70

VERIFICATION OF LEGAL REQUIREMENTS AND PROHIBITIONS AND STATUTORY REQUIRED FOR THE APPOINTMENT OF FISCAL COUNCIL The appointment of a member of Petrobras’ Fiscal Council and alternate, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, shall fully comply with the requirements and prohibitions imposed by the Business Corporate Law, by Law 13,303, dated June 30 by Decree No. 8,945, dated December 27, 2016, by Petrobras’ Articles of Incorporation and by the Policy of Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies ( Appointment Policy ), otherwise its nomination will not be granted. As provided for in art. 21-L of SEC Instruction No. 481 of December 17, 2009, recently amended by SEC Instruction No. 594, of 12/20/17, for the indications to be included in the distance ballot, these must be carried out by the shareholders at least 25 ( twenty-five) days to the date of the General Meeting. In accordance with art. 21, paragraph 4 of the Bylaws, nominations of candidates must be made within 16 (sixteen) business days prior to the date of the Annual General Meeting, that is, until April 4, 2019, upon delivery of the Annexs listed below, duly completed, as well as forwarded the documentation listed therein, as the case may be, in order to attest to compliance with the requirements established by the legislation and the nomination Policy. The nominees must also send a copy of their identity, CPF and proof of marital status, in addition to a full and summary curriculum vitae. The information should be sent to the following e-mail addresses: indicacoes@petrobras.com.br and investidores@petrobras.com.br. Once all documentation has been received, the Nomination, Compensation and Succession Committee (which after the Extraordinary General Meeting will be called the People Committee - COP), in compliance with art. 64, paragraph 1 of Decree No. 8.945 / 2016, shall analyze the information provided by the nominee, advising the shareholders on compliance with the requirements and innocence of the prohibitions established in Law 6404/76, Law 13303/16, Decree No. 8,945 / 16, Petrobras' Bylaws and Nomination Policy. 71 VERIFICATION OF LEGAL REQUIREMENTS AND PROHIBITIONS AND STATUTORY REQUIRED FOR THE APPOINTMENT OF FISCAL COUNCIL The appointment of a member of Petrobras’ Fiscal Council and alternate, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, shall fully comply with the requirements and prohibitions imposed by the Business Corporate Law, by Law 13,303, dated June 30 by Decree No. 8,945, dated December 27, 2016, by Petrobras’ Articles of Incorporation and by the Policy of Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies ( Appointment Policy ), otherwise its nomination will not be granted. As provided for in art. 21-L of SEC Instruction No. 481 of December 17, 2009, recently amended by SEC Instruction No. 594, of 12/20/17, for the indications to be included in the distance ballot, these must be carried out by the shareholders at least 25 ( twenty-five) days to the date of the General Meeting. In accordance with art. 21, paragraph 4 of the Bylaws, nominations of candidates must be made within 16 (sixteen) business days prior to the date of the Annual General Meeting, that is, until April 4, 2019, upon delivery of the Annexs listed below, duly completed, as well as forwarded the documentation listed therein, as the case may be, in order to attest to compliance with the requirements established by the legislation and the nomination Policy. The nominees must also send a copy of their identity, CPF and proof of marital status, in addition to a full and summary curriculum vitae. The information should be sent to the following e-mail addresses: indicacoes@petrobras.com.br and investidores@petrobras.com.br. Once all documentation has been received, the Nomination, Compensation and Succession Committee (which after the Extraordinary General Meeting will be called the People Committee - COP), in compliance with art. 64, paragraph 1 of Decree No. 8.945 / 2016, shall analyze the information provided by the nominee, advising the shareholders on compliance with the requirements and innocence of the prohibitions established in Law 6404/76, Law 13303/16, Decree No. 8,945 / 16, Petrobras' Bylaws and Nomination Policy. 71

Exceptionally, the statements made by the shareholders at a later date than sixteen (16) business days, and that do not have time for analysis by the COP, will be analyzed by the Secretary of the Meeting, as provided in art. 22, paragraph 4, of Decree No. 8.945 / 16. In the event that the requirements are analyzed by the Assembly Secretariat, the candidate's possession shall be conditioned to the analysis of the additional requirements set forth in Annex I of the Petrobras Nominating Policy (COP) and by the recommendation for approval by the COP. referred to in item 4.1.8.3.1 of the Petrobras Nomination Policy. Also, under the terms of item 4.1.8.3.2 of the Nominating Policy, if the CIRS does not recommend the approval of the candidate whose requirements analysis was performed under item 4.1.8.3, the position will remain unfilled and a new general meeting will be called for fill. List of Attachments: Annex I: Register of Fiscal Counselor of the Ministry of Economy; Annex II: Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras (Annex I of the Petrobras Indication Policy); Annex III: Annex III of the Petrobras Indication Policy; Annex IV: Declaration of independence; Annex V: Items 12.5 to 12.10 of the “Formulário de Referencia”; and Annex VI: Declaration on Politically Exposed Person. 72 Exceptionally, the statements made by the shareholders at a later date than sixteen (16) business days, and that do not have time for analysis by the COP, will be analyzed by the Secretary of the Meeting, as provided in art. 22, paragraph 4, of Decree No. 8.945 / 16. In the event that the requirements are analyzed by the Assembly Secretariat, the candidate's possession shall be conditioned to the analysis of the additional requirements set forth in Annex I of the Petrobras Nominating Policy (COP) and by the recommendation for approval by the COP. referred to in item 4.1.8.3.1 of the Petrobras Nomination Policy. Also, under the terms of item 4.1.8.3.2 of the Nominating Policy, if the CIRS does not recommend the approval of the candidate whose requirements analysis was performed under item 4.1.8.3, the position will remain unfilled and a new general meeting will be called for fill. List of Attachments: Annex I: Register of Fiscal Counselor of the Ministry of Economy; Annex II: Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras (Annex I of the Petrobras Indication Policy); Annex III: Annex III of the Petrobras Indication Policy; Annex IV: Declaration of independence; Annex V: Items 12.5 to 12.10 of the “Formulário de Referencia”; and Annex VI: Declaration on Politically Exposed Person. 72

Annex I - Register of Fiscal Counselor of the Ministry of Economy MINISTRY OF ECONOMY Special Department for Privatization and Divestment Department of Coordination and Governance of State-Owned Companies SUPERVISORY BOARD MEMBER REGISTRY (c) Compliance with Law 13303 of June 30, 2016 and Decree 8945 of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions to appoint a State-Owned Company Supervisory Board member with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. CPF: 2. CPF: 4. Permanent Duty: 5. Function held in commission: 5. Function held in commission: 7. Business Phone: 7. Business Phone: 9. Business e-mail: 10. Personal e-mail: 11. Company to which it was indicated: 12. Sector of activity of the company *: *Examples: financial, ownership interest, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industry or services. B. REQUIREMENTS - Need for documentary evidence (items 15 and 16) 13. Are you a resident of Brazil? (art. 41, item I, of Decree 8,945/16) ( ) Yes ( ) No 14. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 41, item III and § 1, of Decree 8,945/16) ( ) Yes ( ) No 15. What is the area of your academic background most associated to the position for which you were nominated? 73 Annex I - Register of Fiscal Counselor of the Ministry of Economy MINISTRY OF ECONOMY Special Department for Privatization and Divestment Department of Coordination and Governance of State-Owned Companies SUPERVISORY BOARD MEMBER REGISTRY (c) Compliance with Law 13303 of June 30, 2016 and Decree 8945 of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions to appoint a State-Owned Company Supervisory Board member with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. CPF: 2. CPF: 4. Permanent Duty: 5. Function held in commission: 5. Function held in commission: 7. Business Phone: 7. Business Phone: 9. Business e-mail: 10. Personal e-mail: 11. Company to which it was indicated: 12. Sector of activity of the company *: *Examples: financial, ownership interest, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industry or services. B. REQUIREMENTS - Need for documentary evidence (items 15 and 16) 13. Are you a resident of Brazil? (art. 41, item I, of Decree 8,945/16) ( ) Yes ( ) No 14. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 41, item III and § 1, of Decree 8,945/16) ( ) Yes ( ) No 15. What is the area of your academic background most associated to the position for which you were nominated? 73

_____________________________________________________________________________ *Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated. 16. Check the professional experience below that you have: (art. 41, item III of Decree 8,945/16) ( ) three years in management position, or advisory in the direct or indirect public administration ( ) three years in the position of tax advisor or company administrator 17. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No This register must be signed and initialed on all pages, scanned in a single file together with the documentation proving the qualifications informed in items 15, and 16, according to item D. C. IRREPROACHABLE CONDUCT AND PROHIBITIONS Does it fit? 1. Decree 8,945/16, art. 29 and 41: ( ) Yes ( ) No I - is the representative of the regulatory body to which the state-owned company is subject? ( ) Yes ( ) No IV - is a statutory officer of a political party, even if a licensed one? ( ) Yes ( ) No IV - holds a mandate in the Legislature of any federative body, even if a licensed one? ( ) Yes ( ) No V (art. 41) - was a member of the board of directors of the state-owned company, of a subsidiary or a company of the same group in the last twenty-four months? ( ) Yes ( ) No V (art. 41) - is employed by the state-owned company, subsidiary company or a company of the same group? (does not apply to the employee of the state controlling company when there is no formally constituted economic group) ( ) Yes ( ) No V – (art. 41) is a spouse or relative to the third degree, of any manager of the state-owned company? ( ) Yes ( ) No IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment? ( ) Yes ( ) No X - is a person who has or may have any form of conflict of interest with the political- administrative person controlling the state-owned company or with the state-owned company itself? Does it fit? 2. Supplementary Law no 64/1990, art. 1-I: Clean record ( ) Yes ( ) No a) is a person that can not take voter's title, or is illiterate; ( ) Yes ( ) No b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight (8) years following at the end of the legislature? ( ) Yes ( ) No c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected? ( ) Yes ( ) No d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political 74 _____________________________________________________________________________ *Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated. 16. Check the professional experience below that you have: (art. 41, item III of Decree 8,945/16) ( ) three years in management position, or advisory in the direct or indirect public administration ( ) three years in the position of tax advisor or company administrator 17. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No This register must be signed and initialed on all pages, scanned in a single file together with the documentation proving the qualifications informed in items 15, and 16, according to item D. C. IRREPROACHABLE CONDUCT AND PROHIBITIONS Does it fit? 1. Decree 8,945/16, art. 29 and 41: ( ) Yes ( ) No I - is the representative of the regulatory body to which the state-owned company is subject? ( ) Yes ( ) No IV - is a statutory officer of a political party, even if a licensed one? ( ) Yes ( ) No IV - holds a mandate in the Legislature of any federative body, even if a licensed one? ( ) Yes ( ) No V (art. 41) - was a member of the board of directors of the state-owned company, of a subsidiary or a company of the same group in the last twenty-four months? ( ) Yes ( ) No V (art. 41) - is employed by the state-owned company, subsidiary company or a company of the same group? (does not apply to the employee of the state controlling company when there is no formally constituted economic group) ( ) Yes ( ) No V – (art. 41) is a spouse or relative to the third degree, of any manager of the state-owned company? ( ) Yes ( ) No IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment? ( ) Yes ( ) No X - is a person who has or may have any form of conflict of interest with the political- administrative person controlling the state-owned company or with the state-owned company itself? Does it fit? 2. Supplementary Law no 64/1990, art. 1-I: Clean record ( ) Yes ( ) No a) is a person that can not take voter's title, or is illiterate; ( ) Yes ( ) No b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight (8) years following at the end of the legislature? ( ) Yes ( ) No c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected? ( ) Yes ( ) No d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political 74 power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years? ( ) Yes ( ) No e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law imposes deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band; ( ) Yes ( ) No f) was declared unworthy of officership, or incompatible for a period of eight (8) years; ( ) Yes ( ) No g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition? ( ) Yes ( ) No h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years? ( ) Yes ( ) No i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree? ( ) Yes ( ) No j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election? ( ) Yes ( ) No k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature? ( ) Yes ( ) No l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence? ( ) Yes ( ) No m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary? ( ) Yes ( ) No n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud? ( ) Yes ( ) No o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary? ( ) Yes ( ) No p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal 75 power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years? ( ) Yes ( ) No e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law imposes deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band; ( ) Yes ( ) No f) was declared unworthy of officership, or incompatible for a period of eight (8) years; ( ) Yes ( ) No g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition? ( ) Yes ( ) No h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years? ( ) Yes ( ) No i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree? ( ) Yes ( ) No j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election? ( ) Yes ( ) No k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature? ( ) Yes ( ) No l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence? ( ) Yes ( ) No m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary? ( ) Yes ( ) No n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud? ( ) Yes ( ) No o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary? ( ) Yes ( ) No p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal 75 by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years? Does it fit? 3. Law 6,404/76, art. 147: Corporate Law ( ) Yes ( ) No § 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices? ( ) Yes ( ) No § 2 - is considered a disqualified person by an act of the Securities and Exchange Commission?* * SEC website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No § 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or audit committees? ( ) Yes ( ) No § 3 (...): II - has conflicting interests with the company? Does it conform? 4. Law 12.813/13, art. 5 and 6: Conflict of interest Article 5 Represents conflict of interests when acting in a position or employment within the scope of the Federal Administration: ( ) Yes ( ) No I - At any time have you disclosed or used privileged information for your own or third party's benefit, obtained as a result of the activities performed? ( ) Yes ( ) No II - Have you ever engaged in any activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity that has an interest in the decision of the public officer or collegiate in which the latter participates? ( ) Yes ( ) No III - At any time, directly or indirectly, have you ever performed an activity that, because of its nature, does not comply with the activities of the position or role, considering as such, including the activity carried out in related areas or matters? ( ) Yes ( ) No IV - Have you ever acted, even informally, as a representative, consultant, advisor or intermediary of private interests in bodies or entities within the direct or indirect public administration of any of the Federal, State, Federal District or Municipal administrations? ( ) Yes ( ) No V - At any time, have you acted in the interest of a legal entity to which the public officer, his or her spouse, companion or relatives, consanguineous or related ones, either direct or collateral, up to the third degree, and who may benefit from him/her or influence his or her management acts? ( ) Yes ( ) No VI - At any moment, have you received a gift from anyone who has an interest in a decision of the public officer or collegiate of which he/she participates outside the limits and conditions established in regulation? ( ) Yes ( ) No VII - At any time, even if temporary, have you provided services to a company whose activity is controlled, supervised or regulated by the entity to which the public officer is bound? Art. 6 The following constitute a conflict of interests in the exercise of office or employment within the scope of the Federal Executive Branch: ( ) I - discloses or makes use of privileged information obtained by virtue of the activities performed? Yes ( ) No II - in the period of six (6) months, counting from the date of waiver, discharge, dismissal or retirement, unless expressly authorized, as the case may be, by the Public Ethics Commission or by the Office of the Federal Controller General: ( ) a) has provided, directly or indirectly, any type of service to the individual or legal entity with whom it has 76 by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years? Does it fit? 3. Law 6,404/76, art. 147: Corporate Law ( ) Yes ( ) No § 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices? ( ) Yes ( ) No § 2 - is considered a disqualified person by an act of the Securities and Exchange Commission?* * SEC website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No § 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or audit committees? ( ) Yes ( ) No § 3 (...): II - has conflicting interests with the company? Does it conform? 4. Law 12.813/13, art. 5 and 6: Conflict of interest Article 5 Represents conflict of interests when acting in a position or employment within the scope of the Federal Administration: ( ) Yes ( ) No I - At any time have you disclosed or used privileged information for your own or third party's benefit, obtained as a result of the activities performed? ( ) Yes ( ) No II - Have you ever engaged in any activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity that has an interest in the decision of the public officer or collegiate in which the latter participates? ( ) Yes ( ) No III - At any time, directly or indirectly, have you ever performed an activity that, because of its nature, does not comply with the activities of the position or role, considering as such, including the activity carried out in related areas or matters? ( ) Yes ( ) No IV - Have you ever acted, even informally, as a representative, consultant, advisor or intermediary of private interests in bodies or entities within the direct or indirect public administration of any of the Federal, State, Federal District or Municipal administrations? ( ) Yes ( ) No V - At any time, have you acted in the interest of a legal entity to which the public officer, his or her spouse, companion or relatives, consanguineous or related ones, either direct or collateral, up to the third degree, and who may benefit from him/her or influence his or her management acts? ( ) Yes ( ) No VI - At any moment, have you received a gift from anyone who has an interest in a decision of the public officer or collegiate of which he/she participates outside the limits and conditions established in regulation? ( ) Yes ( ) No VII - At any time, even if temporary, have you provided services to a company whose activity is controlled, supervised or regulated by the entity to which the public officer is bound? Art. 6 The following constitute a conflict of interests in the exercise of office or employment within the scope of the Federal Executive Branch: ( ) I - discloses or makes use of privileged information obtained by virtue of the activities performed? Yes ( ) No II - in the period of six (6) months, counting from the date of waiver, discharge, dismissal or retirement, unless expressly authorized, as the case may be, by the Public Ethics Commission or by the Office of the Federal Controller General: ( ) a) has provided, directly or indirectly, any type of service to the individual or legal entity with whom it has 76

PETROBRAS

established a relevant relationship due to the exercise of the position or employment?	Yes ( ) No
b) accepted the position of administrator or counselor or establish professional relationship with a natural or legal person that performs activity related to the area of activity of the position or employment held?	( ) Yes ( ) No
c) has entered into contracts of service, advisory or similar activities with agencies or entities of the Federal Executive Branch, which are indirectly linked to the body or entity in which they hold the position or employment?	( ) Yes ( ) No
d) intervened, directly or indirectly, in favor of private interest before an organ or entity in which he or she has held a position or job or with which he/she has established a relevant relationship due to the exercise of his/her position or employment?	( ) Yes ( ) No
5. Articles of Incorporation and Accounting Court: Does it fit?	
a) does it fit into any prevention provided for in the company's articles of incorporation?	( ) Yes ( ) No
b) does it fit the relationship of disqualified by the Accounting Court?* * Accounting Court website, in the Services and Inquiries link - Irregular and Disqualified	( ) Yes ( ) No

D. DOCUMENTS ATTACHED:

The person indicated is aware of the need to attach to this statement the respective documents that attest to compliance with items **15 and 16** of this form, namely:

Item	Means of verification
15 - Academic studies compatible with the position for which it was indicated.	• Copy of graduation diploma • Copy of the postgraduate certificate
16 - Work Experience:	
a) three years in management position, or advisory in the direct or indirect public administration	• Act of appointment and discharge, if any; • Statement of the company/agency; • Registration in work card.
b) three years in the position of tax advisor or company administrator	• Act of appointment and discharge, if any; • Statement of the company/agency;

Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the Requirements Analysis, Prohibition and Evaluation Committee.

______________________ Place and date

______________________ Signature of the Nominee

77

Annex II - Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras (Annex I of the Petrobras Indication Policy) INFORMATION OF THE POSITION INTENDED POSITION INTENDED: COMPANY: ASSIGNMENT OF POSITION: STATUTORY MANDATE☐ MANAGEMENT FUNCTION☐ OTHERS☐ CANDIDATE INFORMATION NAME: Enrollment number: CPF: Marital Status: ID no: Date of issue/Issuing agency: Date of birth: Natural of (City/State): Father’s name: Mother’s name: Responsible for appointment¹: Care of²: ¹ Field for the use of Petrobras nominees. ² Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non- transferable password to access the contents of the report. It is up to him to ensure the security of the information. Additional Integrity Requirements I) Clean record - CPF Has a CPF with Null status in the Federal Revenue ( ) Yes ( ) No database 78 Annex II - Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras (Annex I of the Petrobras Indication Policy) INFORMATION OF THE POSITION INTENDED POSITION INTENDED: COMPANY: ASSIGNMENT OF POSITION: STATUTORY MANDATE☐ MANAGEMENT FUNCTION☐ OTHERS☐ CANDIDATE INFORMATION NAME: Enrollment number: CPF: Marital Status: ID no: Date of issue/Issuing agency: Date of birth: Natural of (City/State): Father’s name: Mother’s name: Responsible for appointment¹: Care of²: ¹ Field for the use of Petrobras nominees. ² Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non- transferable password to access the contents of the report. It is up to him to ensure the security of the information. Additional Integrity Requirements I) Clean record - CPF Has a CPF with Null status in the Federal Revenue ( ) Yes ( ) No database 78

II) Business Participation Has a relevant corporate interest in limited companies (article 1,099 of the Civil Code) and private corporation (article 243, §§ 4 and 5 of Law 6,404/76), which are included in Petrobras’ register and which have been ( ) Yes ( ) No transacted in the condition of Supplier, client, sponsored entity, consortium or joint venture, with Petrobras, its subsidiaries, subsidiaries and affiliates, within the last 3 (three) years. Has been in control or participated in a statutory body of a legal entity in judicial, bankrupt or insolvent recovery, within a period of five (5) years prior to the date of its election or ( ) Yes ( ) No appointment, except as a liquidator, commissioner or judicial administrator. III) History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the ( ) Yes ( ) No last three (3) years as a result of internal investigations, when applicable. Has a serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Manual of the Petrobras Program for Prevention of Corruption or other internal ( ) Yes ( ) No regulations related in the last 3 (three) years, when applicable. IV) Audit Highlights: Is responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for ( ) Yes ( ) No more than 2 years. V) Commercial and financial issues: It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion ( ) Yes ( ) No or through a consumer protection agency on the date of the nomination. It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the ( ) Yes ( ) No nomination. VI) Judicial and/or administrative proceedings: 79 II) Business Participation Has a relevant corporate interest in limited companies (article 1,099 of the Civil Code) and private corporation (article 243, §§ 4 and 5 of Law 6,404/76), which are included in Petrobras’ register and which have been ( ) Yes ( ) No transacted in the condition of Supplier, client, sponsored entity, consortium or joint venture, with Petrobras, its subsidiaries, subsidiaries and affiliates, within the last 3 (three) years. Has been in control or participated in a statutory body of a legal entity in judicial, bankrupt or insolvent recovery, within a period of five (5) years prior to the date of its election or ( ) Yes ( ) No appointment, except as a liquidator, commissioner or judicial administrator. III) History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the ( ) Yes ( ) No last three (3) years as a result of internal investigations, when applicable. Has a serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Manual of the Petrobras Program for Prevention of Corruption or other internal ( ) Yes ( ) No regulations related in the last 3 (three) years, when applicable. IV) Audit Highlights: Is responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for ( ) Yes ( ) No more than 2 years. V) Commercial and financial issues: It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion ( ) Yes ( ) No or through a consumer protection agency on the date of the nomination. It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the ( ) Yes ( ) No nomination. VI) Judicial and/or administrative proceedings: 79

PETROBRAS

Was convicted, in second instance, in criminal proceedings, in Brazil or abroad, related to the activity to be performed.	( ) Yes ( ) No
Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than criminal, since related to the activity to be performed.	( ) Yes ( ) No
Has been fined in a final decision in the scope of external control, regulation and control organs in the last 5 years.	( ) Yes ( ) No
VII) Indication in positions on Boards of Directors or Tax Board of the subsidiaries, controlled companies and affiliates of Petrobras	
Currently holds 3 or more positions on Boards of Directors or Tax Boards of Petrobras (a) subsidiaries, controlled and affiliated companies[a]? Indicate the companies and if any is in liquidation:	( ) Yes ( ) No
Currently receives compensation in two (2) of the Board of Directors or Tax Board of Petrobras' subsidiaries, controlled and affiliated companies[a]?	( ) Yes ( ) No

[a] Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Tax Boards of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation.

Attached documents to prove the additional requirements:	
Requirements	**Means of verification**
Commercial and financial issues and Legal and/or Administrative Proceedings	• Clearance certificates from the securities and distribution offices of your domicile in the last 5 (five) years • Clearance certificate, or liability certificate with clearance effects, federal, state, and municipal certificates of your domicile within the last 5 (five) years
Identification documents	• Copy of CPF and ID card • Copy of Marriage Certificate

Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate,

true and without any kind of erasure, and can be used by the Nomination, Remuneration and Succession Committee.

____________________ ______________________________

Place and date Signature of the Nominee

80

Annex III - Annex III of the Petrobras Indication Policy Personal Information and Contact Full name: ID: Issuer: Issuing date: Tax ID (CPF): Independence Criteria for Board Members (Article 36, paragraph 1 of Decree No. 8945/16) I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of ( ) Yes ( ) No Directors or participation in its share capital? II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or ( ) Yes ( ) No Municipality or officer of Petrobras or its subsidiaries based in Brazil? III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence? ( ) Yes ( ) No IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates? ( ) Yes ( ) No V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil? ( ) Yes ( ) No VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or ( ) Yes ( ) No its subsidiaries based in Brazil? VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of ( ) Yes ( ) No Board Member, except for the compensation resulting from interest in the company's share capital? Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Nomination, Compensation and Succession Committee. Place and date Signature of the appointed person 81 Annex III - Annex III of the Petrobras Indication Policy Personal Information and Contact Full name: ID: Issuer: Issuing date: Tax ID (CPF): Independence Criteria for Board Members (Article 36, paragraph 1 of Decree No. 8945/16) I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of ( ) Yes ( ) No Directors or participation in its share capital? II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or ( ) Yes ( ) No Municipality or officer of Petrobras or its subsidiaries based in Brazil? III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence? ( ) Yes ( ) No IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates? ( ) Yes ( ) No V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil? ( ) Yes ( ) No VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or ( ) Yes ( ) No its subsidiaries based in Brazil? VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of ( ) Yes ( ) No Board Member, except for the compensation resulting from interest in the company's share capital? Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Nomination, Compensation and Succession Committee. Place and date Signature of the appointed person 81

Annex IV - Declaration of independence Declaration of independence (Article 36, § 1 of Decree No. 8,945/16, Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance) In compliance with the provisions of Instruction No. 480 of December 7, 2009 and subsequent amendments by the Securities and Exchange Commission, we ask you to fill in the following questions: I - do you have or had, in the last 3 (three) years, a relationship with Petrobras or its subsidiaries based in Brazil, except for the participation in Petrobras’ Board of Directors or participation in its share capital? ( ) yes ( ) no II - are you a spouse or a consanguineous relative or by adoption, up to the third degree, of the head of the Executive Branch, Minister of State, Federal Controller Secretary, Secretary of State, of the Federal District or Municipality or administrator of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no III – do you maintain or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the persons mentioned in item II above, that may compromise its independence? (persons associated to public educational and/or research institutions are excluded from this restriction) ( ) yes ( ) no IV - are you, or have you been, in the last three years, employee or Executive Officer of Petrobras, of its Controlling Shareholder or its subsidiaries or affiliates? ( ) yes ( ) no V - are you a supplier or buyer, direct or indirect, of services or products of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VI - are you an employee or manager of a company or entity that offers or demands services or products to Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VII - do you receive any other remuneration from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of Director, except for the remuneration resulting from participation in the company's capital? ( ) yes ( ) no 82 Annex IV - Declaration of independence Declaration of independence (Article 36, § 1 of Decree No. 8,945/16, Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance) In compliance with the provisions of Instruction No. 480 of December 7, 2009 and subsequent amendments by the Securities and Exchange Commission, we ask you to fill in the following questions: I - do you have or had, in the last 3 (three) years, a relationship with Petrobras or its subsidiaries based in Brazil, except for the participation in Petrobras’ Board of Directors or participation in its share capital? ( ) yes ( ) no II - are you a spouse or a consanguineous relative or by adoption, up to the third degree, of the head of the Executive Branch, Minister of State, Federal Controller Secretary, Secretary of State, of the Federal District or Municipality or administrator of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no III – do you maintain or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the persons mentioned in item II above, that may compromise its independence? (persons associated to public educational and/or research institutions are excluded from this restriction) ( ) yes ( ) no IV - are you, or have you been, in the last three years, employee or Executive Officer of Petrobras, of its Controlling Shareholder or its subsidiaries or affiliates? ( ) yes ( ) no V - are you a supplier or buyer, direct or indirect, of services or products of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VI - are you an employee or manager of a company or entity that offers or demands services or products to Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VII - do you receive any other remuneration from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of Director, except for the remuneration resulting from participation in the company's capital? ( ) yes ( ) no 82

S T A T E M E N T I hereby state that: ( ) YES I am an Independent Director, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance ( ) NO I am not an Independent Director, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance [city], [day] [month] , 2019. [SIGNATURE] [FULL NAME] [POSITION] 83 S T A T E M E N T I hereby state that: ( ) YES I am an Independent Director, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance ( ) NO I am not an Independent Director, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance [city], [day] [month] , 2019. [SIGNATURE] [FULL NAME] [POSITION] 83

Annex V - Items 12.5 to 12.10 of the Reference Form 12. General shareholders’ meeting and management 12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table: a. name b. date of birth c. occupation d. Tax ID (CPF) or passport number e. elective office held f. election date g. initial date of term of office h. term of office i. other positions or roles held in the issuer j. elected by the controller or not k. if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence l. number of consecutive terms m. information about: i. main professional experiences along the last 5 years, indicating: • name and business segment of the company • position • if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer 84 Annex V - Items 12.5 to 12.10 of the Reference Form 12. General shareholders’ meeting and management 12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table: a. name b. date of birth c. occupation d. Tax ID (CPF) or passport number e. elective office held f. election date g. initial date of term of office h. term of office i. other positions or roles held in the issuer j. elected by the controller or not k. if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence l. number of consecutive terms m. information about: i. main professional experiences along the last 5 years, indicating: • name and business segment of the company • position • if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer 84

ii. indication of all officer positions in other companies or organizations in the third sector n. description of any of the following events that have occurred along the past 5 years: i. any criminal conviction ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity 12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory 12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between: a. officers of the issuer b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer 12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal 85 ii. indication of all officer positions in other companies or organizations in the third sector n. description of any of the following events that have occurred along the past 5 years: i. any criminal conviction ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity 12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory 12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between: a. officers of the issuer b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer 12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal 85 years between the officers of the issuer and: a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital b. a direct or indirect controller of the issuer c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons [city], [month] [day], 2019. [SIGNATURE] 86 years between the officers of the issuer and: a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital b. a direct or indirect controller of the issuer c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons [city], [month] [day], 2019. [SIGNATURE] 86

Annex VI - Declaration on Politically Exposed Person DECLARATION ON POLITICALLY EXPOSED PERSON Definition of Politically Exposed Persons (PPE) pursuant to Article 3-B of CVM Instruction No. 301/99, amended by CVM Instruction 463/08: Article 3-B For the purposes of this Instruction, it is considered: I - a politically exposed person the one who has or has held, in the last five (5) years, relevant positions, jobs or public roles in Brazil or in other countries, territories and foreign facilities, as well as their representatives, family members and other persons of their close relationship. II - position, job or relevant public role carried out by heads of state and government, high level politicians, senior public officers, high level judges or military, state-owned company officers or leaders of political parties; and III - family members of the politically exposed person, their relatives, in the direct line, up to the first degree, as well as the spouse, companion and stepchild. Paragraph 1 The period of five (5) years referred to in item I shall be calculated retroactively as of the date of the beginning of the business relationship or as of the date on which the client became a politically exposed person. Paragraph 2 Without prejudice to the definition of item I of the caput of this article, in Brazil, politically exposed persons are considered: I - the holders of elective offices of the Executive and Legislative Government at a federal level; II - the occupants of a position, in the Executive Government: a) of Minister of State or equivalent; b) of a special nature or equivalent; c) of President, Deputy President and Officer, or equivalent, of autarchy, public foundations, state-owned companies or mixed-capital companies; or d) of the senior management and advisory group - DAS, level 6, and the equivalent; III - the members of the National Council of Justice, the Supreme Court and the higher courts; IV - the members of the National Council of the Public Prosecutor's Office, the Federal Prosecutor-General, the Deputy Federal Prosecutor-General, the Federal Prosecutor-General of Labor, the Prosecutor-General for Military Justice, the Deputy Federal Prosecutors and the Prosecutors-General of Justice of the States and the Federal District; V - the members of the Audit Office of the Union and the Prosecutor-General of the 87 Annex VI - Declaration on Politically Exposed Person DECLARATION ON POLITICALLY EXPOSED PERSON Definition of Politically Exposed Persons (PPE) pursuant to Article 3-B of CVM Instruction No. 301/99, amended by CVM Instruction 463/08: Article 3-B For the purposes of this Instruction, it is considered: I - a politically exposed person the one who has or has held, in the last five (5) years, relevant positions, jobs or public roles in Brazil or in other countries, territories and foreign facilities, as well as their representatives, family members and other persons of their close relationship. II - position, job or relevant public role carried out by heads of state and government, high level politicians, senior public officers, high level judges or military, state-owned company officers or leaders of political parties; and III - family members of the politically exposed person, their relatives, in the direct line, up to the first degree, as well as the spouse, companion and stepchild. Paragraph 1 The period of five (5) years referred to in item I shall be calculated retroactively as of the date of the beginning of the business relationship or as of the date on which the client became a politically exposed person. Paragraph 2 Without prejudice to the definition of item I of the caput of this article, in Brazil, politically exposed persons are considered: I - the holders of elective offices of the Executive and Legislative Government at a federal level; II - the occupants of a position, in the Executive Government: a) of Minister of State or equivalent; b) of a special nature or equivalent; c) of President, Deputy President and Officer, or equivalent, of autarchy, public foundations, state-owned companies or mixed-capital companies; or d) of the senior management and advisory group - DAS, level 6, and the equivalent; III - the members of the National Council of Justice, the Supreme Court and the higher courts; IV - the members of the National Council of the Public Prosecutor's Office, the Federal Prosecutor-General, the Deputy Federal Prosecutor-General, the Federal Prosecutor-General of Labor, the Prosecutor-General for Military Justice, the Deputy Federal Prosecutors and the Prosecutors-General of Justice of the States and the Federal District; V - the members of the Audit Office of the Union and the Prosecutor-General of the 87

Prosecutors’ Office to the Audit Office of the Union; VI - the Governors of State and the Federal District, the Presidents of the Court of Justice, the State House of Representatives and the District Chamber, and the Presidents of the Court and of the Audit Office of States, Municipalities and the Federal District; and VII - Mayors and Presidents of City Councils of state capitals. S T A T E M E N T I STATE, for the due purposes, that: NO, I am not a Politically Exposed Person, pursuant to the provisions of article 3-B of CVM Instruction 301/99, amended by CVM Instruction 463/08, since I do not fit into any of the situations that characterize the PEP. YES, I am a Politically Exposed Person, pursuant to the provisions of article 3-B of CVM Instruction 301/99, amended by CVM Instruction 463/08. Term of Office at Petrobras Term AND/OR Name of the Politically Exposed Person Nature of Relationship [city], [month] [day], 2019. [SIGNATURE] 88 Prosecutors’ Office to the Audit Office of the Union; VI - the Governors of State and the Federal District, the Presidents of the Court of Justice, the State House of Representatives and the District Chamber, and the Presidents of the Court and of the Audit Office of States, Municipalities and the Federal District; and VII - Mayors and Presidents of City Councils of state capitals. S T A T E M E N T I STATE, for the due purposes, that: NO, I am not a Politically Exposed Person, pursuant to the provisions of article 3-B of CVM Instruction 301/99, amended by CVM Instruction 463/08, since I do not fit into any of the situations that characterize the PEP. YES, I am a Politically Exposed Person, pursuant to the provisions of article 3-B of CVM Instruction 301/99, amended by CVM Instruction 463/08. Term of Office at Petrobras Term AND/OR Name of the Politically Exposed Person Nature of Relationship [city], [month] [day], 2019. [SIGNATURE] 88

GENERAL SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM VII ESTABLISHMENT OF THE COMPENSATION OF OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND MEMBERS OF STATUTORY ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS Dear Shareholders, The establishment of the compensation of officers, effective members of the Fiscal Council and members of Statutory Advisory Committees to the Board of Directors will be approved at the General Shareholders’ Meeting. Pursuant to Article 12, item I of CVM Instruction 481/09, Petrobras submits for the resolution of said Meeting the proposal for the compensation of officers, effective members of the Fiscal Council and Members of the Advisory Committees of the Board of Directors, as follows: a) Proposal to determine the total compensation to be paid to the Company's Officers up to thirty-two million, four hundred seventy-three thousand, eight hundred sixty-four reais and forty-two centavos (R$ 32,473,864.42) for the period from April 2019 to March 2020. The following is a breakdown of the main points of the proposal: I. Fees: no restatement has been proposed, keeping the same values already in place as of April 2016; II. Profit Sharing Program for the members of the Executive Board - PRV: the proposal includes st the provision of the 1 installment of the 2018 PRV, corresponding to 60% of the program and its respective charges. With regards to that approved by the GSM 2018, for the period from April 2018 to March 2019 (R$ 28,348,926.32), the proposed increase reaches 14.55% in the overall amount for officers, basically due to the provision for profit sharing and their respective charges, which were not foreseen in the previous year. b) Proposal to determine the monthly fees of the members of the Board of Directors and the members of the Fiscal Council in one-tenth of the monthly average compensation of the members of the Executive Board, excluding the additional amounts related to vacations and benefits. c) Proposal to determine the monthly fees of the members of the Audit Committee and the Audit Committee of the Conglomerate in 40% to the Chairman of the Committee, and 30% to other members, calculated on the average monthly compensation of the members of the Executive Board, excluding the additional amounts related to vacation and benefits. 89 GENERAL SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM VII ESTABLISHMENT OF THE COMPENSATION OF OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND MEMBERS OF STATUTORY ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS Dear Shareholders, The establishment of the compensation of officers, effective members of the Fiscal Council and members of Statutory Advisory Committees to the Board of Directors will be approved at the General Shareholders’ Meeting. Pursuant to Article 12, item I of CVM Instruction 481/09, Petrobras submits for the resolution of said Meeting the proposal for the compensation of officers, effective members of the Fiscal Council and Members of the Advisory Committees of the Board of Directors, as follows: a) Proposal to determine the total compensation to be paid to the Company's Officers up to thirty-two million, four hundred seventy-three thousand, eight hundred sixty-four reais and forty-two centavos (R$ 32,473,864.42) for the period from April 2019 to March 2020. The following is a breakdown of the main points of the proposal: I. Fees: no restatement has been proposed, keeping the same values already in place as of April 2016; II. Profit Sharing Program for the members of the Executive Board - PRV: the proposal includes st the provision of the 1 installment of the 2018 PRV, corresponding to 60% of the program and its respective charges. With regards to that approved by the GSM 2018, for the period from April 2018 to March 2019 (R$ 28,348,926.32), the proposed increase reaches 14.55% in the overall amount for officers, basically due to the provision for profit sharing and their respective charges, which were not foreseen in the previous year. b) Proposal to determine the monthly fees of the members of the Board of Directors and the members of the Fiscal Council in one-tenth of the monthly average compensation of the members of the Executive Board, excluding the additional amounts related to vacations and benefits. c) Proposal to determine the monthly fees of the members of the Audit Committee and the Audit Committee of the Conglomerate in 40% to the Chairman of the Committee, and 30% to other members, calculated on the average monthly compensation of the members of the Executive Board, excluding the additional amounts related to vacation and benefits. 89

d) Proposal to determine the monthly fees of the members of other Advisory Committees to the BD in a percentage equivalent to 50% of the monthly fee of the member of the Petrobras’ Board of Directors. It should be noted that the compensation of members of Advisory Committees to the Board of Directors is not part of the overall amount of the Officers. Pursuant to Article 12, item II of CVM Instruction 481/09, in Exhibit I, Petrobras provides information on the compensation of the Company's officers in the last three fiscal years, and the forecast of compensation amounts of officers, effective members of the Fiscal Council and members of Statutory Advisory Committees to the Board of Directors for the current fiscal year, pursuant to item 13 of the Reference Form. Rio de Janeiro, March 20, 2019. Roberto Castello Branco CEO 90 d) Proposal to determine the monthly fees of the members of other Advisory Committees to the BD in a percentage equivalent to 50% of the monthly fee of the member of the Petrobras’ Board of Directors. It should be noted that the compensation of members of Advisory Committees to the Board of Directors is not part of the overall amount of the Officers. Pursuant to Article 12, item II of CVM Instruction 481/09, in Exhibit I, Petrobras provides information on the compensation of the Company's officers in the last three fiscal years, and the forecast of compensation amounts of officers, effective members of the Fiscal Council and members of Statutory Advisory Committees to the Board of Directors for the current fiscal year, pursuant to item 13 of the Reference Form. Rio de Janeiro, March 20, 2019. Roberto Castello Branco CEO 90

ANNEX I Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09 ANNEX I Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09

ANNEX I Information on Item 13 of the “Formulário de Referência” 13. Management Compensation 13.1 - Description of compensation policy or practice, including non-statutory executive board The qualitative description of the Company's compensation policy or practice is presented as follows by its Management, as described below. I- EXECUTIVE BOARD: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be viewed: The Fixed Compensation of the Executive Board is comprised of monthly fees proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). The compensation purposes and practices aim at recognizing and remunerating the Company's managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies. All members of the Executive Board are statutory. b. Compensation breakdown, indicating: i. description of compensation items and the purposes of each of them • Salary or Pro-labore: fixed monthly compensation paid to the members of the Executive Board as compensation for the services rendered, including 13th salary and vacation. • Direct and indirect benefits: aim at the quality of life of the members of the Executive Board, including housing assistance and health care. • Variable compensation: awarded for the efforts in building the results achieved, besides the motivating nature to fulfill the strategic purposes. • Post-employment benefits: aim at the quality of life of the members of the Executive Board, including pension plan. • Others: aim at the quality of life of the members of the Executive Board, including the Insurance Fund for Employment Time (FGTS) and Social Security (INSS). 91 ANNEX I Information on Item 13 of the “Formulário de Referência” 13. Management Compensation 13.1 - Description of compensation policy or practice, including non-statutory executive board The qualitative description of the Company's compensation policy or practice is presented as follows by its Management, as described below. I- EXECUTIVE BOARD: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be viewed: The Fixed Compensation of the Executive Board is comprised of monthly fees proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). The compensation purposes and practices aim at recognizing and remunerating the Company's managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies. All members of the Executive Board are statutory. b. Compensation breakdown, indicating: i. description of compensation items and the purposes of each of them • Salary or Pro-labore: fixed monthly compensation paid to the members of the Executive Board as compensation for the services rendered, including 13th salary and vacation. • Direct and indirect benefits: aim at the quality of life of the members of the Executive Board, including housing assistance and health care. • Variable compensation: awarded for the efforts in building the results achieved, besides the motivating nature to fulfill the strategic purposes. • Post-employment benefits: aim at the quality of life of the members of the Executive Board, including pension plan. • Others: aim at the quality of life of the members of the Executive Board, including the Insurance Fund for Employment Time (FGTS) and Social Security (INSS). 91

PETROBRAS

ii. Regarding the last 3 fiscal years, what is the proportion of each item in the total compensation

According to the table below, the proportion of each item in the total compensation in the fiscal years ended December 31, 2018, 2017 and 2016 are as follows:

Compensation Breakdown	2018	2017	2016
Monthly Fixed Compensation			
Salary or Pro-labore	73,01%	72,45%	69,14%
Direct or Indirect Benefits	0,88%	0,74%	0,64%
Attendance in Committees	0,00%	0,00%	0,00%
Outros	20,71%	20,58%	19,87%
Variable Salary			
Bonus	0,00%	0,00%	0,00%
Profit Sharing	0,00%	0,00%	0,00%
Attendance in Meetings	0,00%	0,00%	0,00%
Commissions	0,00%	0,00%	0,00%
Outros	0,00%	0,00%	0,00%
Post-Employment Benefits	5,41%	6,23%	6,22%
End of Office Term	0,00%	0,00%	4,13%
Share-Based Compensation	0,00%	0,00%	0,00%
TOTAL	**100.00%**	**100.00%**	**100.00%**

iii. Methodology for calculation and adjustment of each of the compensation items

- *Salary or Pro-Labore:* There is no single methodology for calculation and adjustment, since factors such as: negotiation with regulatory agencies, applicable laws, market practices of similar sized national companies, identified through surveys carried out by specialized consulting, are taken into account, and the amount is defined in the General Meeting.

- *Direct and Indirect Benefits:*
  i. The amount related to the housing assistance benefit is provided for and defined in Decree No. 3255, dated November 19, 1999, and possible adjustments depend on changes to this law. In this sense, the amount is part of the total amount of the managers that is negotiated with the Coordination and Governance Secretariat of State Owned Companies ("SEST") and approved at the General Meeting.
  ii. There is no single methodology for calculation and adjustment for health care, since factors such as negotiation with regulatory agencies and approval at the General Meeting are taken into account.

92

• Variable Compensation: In the calculation of the variable compensation, performance indicators negotiated with SEST, applicable laws, market practices for similar sized national companies, identified through research carried out by specialized consulting, are taken into account, and the value defined in the General Meeting. The variable compensation program of the Executive Board of Petrobras has its payment deferred along the following 5 years, provided that its requirements and established goals are achieved. In the years 2016, 2017 and 2018, there was no payment of variable compensation. • Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Manager. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. • Others: There is no single methodology for calculation and adjustment of the charges of the Insurance Fund for Employment Time (FGTS) and Social Security (INSS), which have defined rates. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. iv. Reasons justifying the compensation breakdown The compensation breakdown of the managers of Petrobras is defined considering its economic and financial results, as well as seeking to recognize the efforts of the Company's managers and an alignment with the compensation practices applied by the market for similar sized companies. v. Existence of members not paid by the issuer and the reasoning for such Not applicable, since all members of the Executive Board are paid. c. Key performance indicators that are taken into account in determining each compensation item: • Salary or Pro-labore: fixed compensation with no linked indicator. • Direct and indirect benefits: with no linked indicator. • Variable compensation: conditioned to the fulfillment of prerequisites and performance indicators negotiated with SEST, such as: Net Debt/EBITDA, Recordable Incident Rate (RIR) and Oil and oil product spills (VAZO). • Post-employment benefits: with no linked indicator. 93 • Variable Compensation: In the calculation of the variable compensation, performance indicators negotiated with SEST, applicable laws, market practices for similar sized national companies, identified through research carried out by specialized consulting, are taken into account, and the value defined in the General Meeting. The variable compensation program of the Executive Board of Petrobras has its payment deferred along the following 5 years, provided that its requirements and established goals are achieved. In the years 2016, 2017 and 2018, there was no payment of variable compensation. • Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Manager. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. • Others: There is no single methodology for calculation and adjustment of the charges of the Insurance Fund for Employment Time (FGTS) and Social Security (INSS), which have defined rates. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. iv. Reasons justifying the compensation breakdown The compensation breakdown of the managers of Petrobras is defined considering its economic and financial results, as well as seeking to recognize the efforts of the Company's managers and an alignment with the compensation practices applied by the market for similar sized companies. v. Existence of members not paid by the issuer and the reasoning for such Not applicable, since all members of the Executive Board are paid. c. Key performance indicators that are taken into account in determining each compensation item: • Salary or Pro-labore: fixed compensation with no linked indicator. • Direct and indirect benefits: with no linked indicator. • Variable compensation: conditioned to the fulfillment of prerequisites and performance indicators negotiated with SEST, such as: Net Debt/EBITDA, Recordable Incident Rate (RIR) and Oil and oil product spills (VAZO). • Post-employment benefits: with no linked indicator. 93

d. How compensation is structured to reflect the performance indicators progress: It is structured in a way that the variable compensation is conditioned to the fulfillment of prerequisites, and performance indicators negotiated with SEST, such as: Net Debt/EBITDA, Recordable Incident Rate (RIR) and Oil and oil product spills (VAZO). The number of compensations (salaries) to be paid under the Petrobras Variable Compensation Program fluctuates according to the percentage of achievement of the targets, and is calculated based on the Company's results. e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The compensation of Petrobras’ managers is defined based on its economic and financial results, as well as the recognition of managers and their alignment with the Company's short-, medium- and long-term strategies, along with the goals set by the Board of Directors, and indicators such as Net Debt/EBITDA and Recordable Accident Rate (TAR) and Oil and oil product spills (VAZO). f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The Compensation of the Executive Board members is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). 94 d. How compensation is structured to reflect the performance indicators progress: It is structured in a way that the variable compensation is conditioned to the fulfillment of prerequisites, and performance indicators negotiated with SEST, such as: Net Debt/EBITDA, Recordable Incident Rate (RIR) and Oil and oil product spills (VAZO). The number of compensations (salaries) to be paid under the Petrobras Variable Compensation Program fluctuates according to the percentage of achievement of the targets, and is calculated based on the Company's results. e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The compensation of Petrobras’ managers is defined based on its economic and financial results, as well as the recognition of managers and their alignment with the Company's short-, medium- and long-term strategies, along with the goals set by the Board of Directors, and indicators such as Net Debt/EBITDA and Recordable Accident Rate (TAR) and Oil and oil product spills (VAZO). f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The Compensation of the Executive Board members is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). 94

ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies The compensation purposes and practices aim at recognizing and remunerating the Company's managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies. iii. How often and how the Board of Directors assesses the suitability of the issuer's compensation policy On an annual basis, the Compensation of the Executive Board members is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). II- BOARD OF DIRECTORS: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched: The fixed compensation of the Board of Directors is composed of monthly fees proposed by the Nominating, Compensation and Succession Committee (or Personnel Committee) to the Board of Directors and defined annually at the General Meeting, in accordance with article 152 of the Business Corporate Act and Law No. 9.292 of July 12, 1996. The compensation purposes and practices aim at remunerating the Company's board-members in accordance to the guidelines and rules applicable to the federal state-owned companies. b. Compensation breakdown, indicating: i. description of compensation items and the purposes of each of them • Salary or Pro-Labore: fixed monthly compensation paid to Board Members as compensation for the services rendered. • Direct or Indirect Benefits: aim at the quality of life of the Board Members, including health care. • Post-Employment Benefits: aim at the quality of life of the members of the Board of Directors, including pension plan. • Others: aim at the quality of life of Board Members, including Social Security (INSS) charges. It should be noted that the global amounts to be paid for each member of the Board of Directors as compensation, including pro-labore, direct and indirect benefits, compensation for attendance in committees and others, are limited to the provisions of Law No. 9292, dated 12 of July 1996. 95 ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies The compensation purposes and practices aim at recognizing and remunerating the Company's managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies. iii. How often and how the Board of Directors assesses the suitability of the issuer's compensation policy On an annual basis, the Compensation of the Executive Board members is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). II- BOARD OF DIRECTORS: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched: The fixed compensation of the Board of Directors is composed of monthly fees proposed by the Nominating, Compensation and Succession Committee (or Personnel Committee) to the Board of Directors and defined annually at the General Meeting, in accordance with article 152 of the Business Corporate Act and Law No. 9.292 of July 12, 1996. The compensation purposes and practices aim at remunerating the Company's board-members in accordance to the guidelines and rules applicable to the federal state-owned companies. b. Compensation breakdown, indicating: i. description of compensation items and the purposes of each of them • Salary or Pro-Labore: fixed monthly compensation paid to Board Members as compensation for the services rendered. • Direct or Indirect Benefits: aim at the quality of life of the Board Members, including health care. • Post-Employment Benefits: aim at the quality of life of the members of the Board of Directors, including pension plan. • Others: aim at the quality of life of Board Members, including Social Security (INSS) charges. It should be noted that the global amounts to be paid for each member of the Board of Directors as compensation, including pro-labore, direct and indirect benefits, compensation for attendance in committees and others, are limited to the provisions of Law No. 9292, dated 12 of July 1996. 95

PETROBRAS

ii. Regarding the last 3 fiscal years, what is the proportion of each item in the total compensation

According to the table below, the proportion of each item in the total compensation in the fiscal years ended December 31, 2018, 2017 and 2016 are as follows:

Compensation Breakdown	2018	2017	2016
Monthly Fixed Compensation			
Salary or pro-labore	78,05%	80,58%	80,63%
Direct or Indirect Benefits	6,67%	6,11%	0,48%
Attendance in Committees	0,00%	0,00%	3,47%
Outros	15,28%	13,31%	15,43%
Variable Salary			
Bonus	0,00%	0,00%	0,00%
Profit Sharing	0,00%	0,00%	0,00%
Attendance in Meetings	0,00%	0,00%	0,00%
Commissions	0,00%	0,00%	0,00%
Outros	0,00%	0,00%	0,00%
Post-Employment Benefits	0,00%	0,00%	0,00%
End of Office Term	0,00%	0,00%	0,00%
Share-Based Compensation	0,00%	0,00%	0,00%
TOTAL	**100.00%**	**100.00%**	**100.00%**

iii. Methodology for calculation and adjustment of each of the compensation items

- Salary or *Pro-labore*: The monthly fees of the members of the Board of Directors account for ten percent (10%) of the average monthly fees received by the members of the Executive Board, and are approved by the General Meeting, pursuant to articles 152 and 145 of the Corporations Act and of Law No. 9292, dated July 12, 1996.

- Direct or Indirect Benefits: There is no single methodology for calculation and adjustment for health care, since factors such as negotiation with regulatory agencies and approval at the General Meeting are taken into account.

96

• Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Board Member. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. • Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. iv. Reasons justifying the compensation breakdown Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Board of Directors of public-private companies, such as the Company, shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies . Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting. v. Existence of members not paid by the issuer and the reasoning for such The Company's Chairman is a member of the Board of Directors, however this role has no compensation. In addition, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, the members of the Board of Directors which participate in the Audit Committee, and the Audit Committee of the Petrobras Conglomerate shall waive the compensation as Board Members. Currently, three members of the Board of Directors are members of the Audit Committee and/or the Audit Committee of the Petrobras Conglomerate. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator. 97 • Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Board Member. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. • Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. iv. Reasons justifying the compensation breakdown Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Board of Directors of public-private companies, such as the Company, shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies . Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting. v. Existence of members not paid by the issuer and the reasoning for such The Company's Chairman is a member of the Board of Directors, however this role has no compensation. In addition, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, the members of the Board of Directors which participate in the Audit Committee, and the Audit Committee of the Petrobras Conglomerate shall waive the compensation as Board Members. Currently, three members of the Board of Directors are members of the Audit Committee and/or the Audit Committee of the Petrobras Conglomerate. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator. 97

e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The monthly compensation is paid to the Board Members for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The compensation of the members of the Board of Directors is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined on an annual basis at the General Meeting, pursuant to Article 152 of the Corporations Act, and Law No. 9292, dated July 12, 1996. ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies The compensation purposes and practices aim at remunerating the Company's board-members in accordance to the guidelines and rules applicable to the federal state-owned companies. iii. How often and how the Board of Directors assesses the suitability of the issuer's compensation policy On an annual basis, the compensation of the members of the Board of Directors is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined at the General Meeting, pursuant to Article 152 of Law No. 6404, dated December 15, 1976 (the “Corporations Act”), and Law No. 9292, dated July 12, 1996. 98 e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The monthly compensation is paid to the Board Members for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The compensation of the members of the Board of Directors is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined on an annual basis at the General Meeting, pursuant to Article 152 of the Corporations Act, and Law No. 9292, dated July 12, 1996. ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies The compensation purposes and practices aim at remunerating the Company's board-members in accordance to the guidelines and rules applicable to the federal state-owned companies. iii. How often and how the Board of Directors assesses the suitability of the issuer's compensation policy On an annual basis, the compensation of the members of the Board of Directors is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined at the General Meeting, pursuant to Article 152 of Law No. 6404, dated December 15, 1976 (the “Corporations Act”), and Law No. 9292, dated July 12, 1996. 98

PETROBRAS

III- FISCAL COUNCIL:

a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched:

The fixed compensation of the Audit Committee is composed of monthly fees defined annually at the General Meeting, in accordance with article 152 of the Business Corporate Act and Law No. 9.292 of July 12, 1996. The compensation purposes and practices aim at acknowledging and remunerating the Company's board members in accordance with the guidelines and rules applicable to the federal state-owned companies.

b. Compensation breakdown, including:

i. description of compensation items and the purposes of each of them

- Salary or *Pro-Labore*: fixed monthly compensation paid to Board Members as compensation for the services rendered.
- Others: aim at the quality of life, including Social Security (INSS) charges.

ii. Regarding the last 3 fiscal years, what is the proportion of each item in the total compensation

According to the table below, the proportion of each item in the total compensation in the fiscal years ended December 31, 2018, 2017 and 2016 are as follows:

Compensation Breakdown	2018	2017	2016
Monthly Fixed Compensation			
Salary or pro-labore	86,22%	85,02%	87,79%
Direct or Indirect Benefits	0,00%	0,00%	0,00%
Attendance in Committees	0,00%	0,00%	0,00%
Outros	13,78%	14,98%	12,21%
Variable Salary			
Bonus	0,00%	0,00%	0,00%
Profit Sharing	0,00%	0,00%	0,00%
Attendance in Meetings	0,00%	0,00%	0,00%
Commissions	0,00%	0,00%	0,00%
Outros	0,00%	0,00%	0,00%
Post-Employment Benefits	0,00%	0,00%	0,00%
End of Office Term	0,00%	0,00%	0,00%
Share-Based Compensation	0,00%	0,00%	0,00%
TOTAL	**100.00%**	**100.00%**	**100.00%**

99

iii. Methodology for calculation and adjustment of each of the compensation items • Salary or Pro-Labore. The monthly fees of the members of the Fiscal Council account for ten percent (10%) of the monthly fees received by the members of the Executive Board, and are approved by the General Meeting, pursuant to articles 145, 152 and 162, par. 3, of the Corporations Act and of Law No. 9292, dated July 12, 1996. • Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate. iv. Reasons justifying the compensation breakdown Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Fiscal Council of public-private companies, such as the Company, shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies . Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting. v. Existence of members not paid by the issuer and the reasoning for such Not applicable, since all members of the Fiscal Council are paid. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received by members of the Fiscal Council is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received by members of the Fiscal Council is fixed, with no related indicator. e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The monthly payment compensates the board members for the services rendered and aims to remunerate in accordance to the guidelines and rules applicable to the federal state-owned companies, in line with the short, medium and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies 100 iii. Methodology for calculation and adjustment of each of the compensation items • Salary or Pro-Labore. The monthly fees of the members of the Fiscal Council account for ten percent (10%) of the monthly fees received by the members of the Executive Board, and are approved by the General Meeting, pursuant to articles 145, 152 and 162, par. 3, of the Corporations Act and of Law No. 9292, dated July 12, 1996. • Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate. iv. Reasons justifying the compensation breakdown Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Fiscal Council of public-private companies, such as the Company, shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies . Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting. v. Existence of members not paid by the issuer and the reasoning for such Not applicable, since all members of the Fiscal Council are paid. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received by members of the Fiscal Council is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received by members of the Fiscal Council is fixed, with no related indicator. e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The monthly payment compensates the board members for the services rendered and aims to remunerate in accordance to the guidelines and rules applicable to the federal state-owned companies, in line with the short, medium and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies 100 or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to the particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. IV- ADVISORY COMMITTEE OF THE BOARD OF DIRECTORS: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched: In the Company, there are 7 (seven) statutory committees linked to the Board of Directors, namely, the Audit Committee; the Health, Safety and Environment Committee; the Nomination, Compensation and Succession Committee (or Personnel Committee); the Strategic Committee; the Financial Committee; the Minority Committee and the Audit Committee of the Petrobras Conglomerate The Audit Committee is composed exclusively of members of the Board of Directors. The Minority Committee comprises two (2) members of the Board of Directors appointed by minority shareholders and one (1) independent member, who meet the requirements of art. 22, paragraph 1 of Law 13303/2016, chosen by the other members, and may or may not be a member of the Board of Directors. The Audit Committee of the Petrobras Conglomerate is composed of three (3) to five (5) members, with at least one (1) member of the Board of Directors. The other committees are composed of members of the Board of Directors and/or market people with well-known experiences and technical capacities. According to the guidance of the Coordination and Governance Secretariat of State Owned Companies, compensation for participation in the Advisory Committees to the Board of Directors shall not be included in the overall compensation of the managers approved at the Meeting. 101 or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to the particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. IV- ADVISORY COMMITTEE OF THE BOARD OF DIRECTORS: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched: In the Company, there are 7 (seven) statutory committees linked to the Board of Directors, namely, the Audit Committee; the Health, Safety and Environment Committee; the Nomination, Compensation and Succession Committee (or Personnel Committee); the Strategic Committee; the Financial Committee; the Minority Committee and the Audit Committee of the Petrobras Conglomerate The Audit Committee is composed exclusively of members of the Board of Directors. The Minority Committee comprises two (2) members of the Board of Directors appointed by minority shareholders and one (1) independent member, who meet the requirements of art. 22, paragraph 1 of Law 13303/2016, chosen by the other members, and may or may not be a member of the Board of Directors. The Audit Committee of the Petrobras Conglomerate is composed of three (3) to five (5) members, with at least one (1) member of the Board of Directors. The other committees are composed of members of the Board of Directors and/or market people with well-known experiences and technical capacities. According to the guidance of the Coordination and Governance Secretariat of State Owned Companies, compensation for participation in the Advisory Committees to the Board of Directors shall not be included in the overall compensation of the managers approved at the Meeting. 101

b. Compensation breakdown, including: i. description of compensation items and the purposes of each of them Fees: fixed monthly compensation for members of the Advisory Committees to the Board of Directors. ii. What is the proportion of each item in the total compensation Fees: 100%. iii. Methodology for calculation and adjustment of each of the compensation items The monthly fees of the members of the Audit Committee correspond to 10% of the average monthly compensation of the members of the Executive Board, excluding the amounts related to vacations and benefits, in compliance with the provisions of art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, and are therefore bound to the adjustment of such fees, as described above. The monthly fees of the members of the Audit Committee of the Petrobras Conglomerate correspond to 40% for the Chairman of the Committee and 30% for the other members, of the average monthly compensation of the members of the Executive Board, excluding the amounts related to vacations and benefits, in compliance with art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, and are therefore bound to the adjustment of such fees, as described above. The members of the Board of Directors that participate in the Audit Committee, and the Audit Committee of the Petrobras Conglomerate shall waive the compensation of the Board Member, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016. The monthly fees of the members of the other Advisory Committees of the Board of Directors, for participation in the Committee, correspond to 50% of the monthly fees of the Directors, and are therefore bound to the adjustment of such fees, as described above. iv. Reasons justifying the compensation breakdown The compensation breakdown is defined by decision of the Board of Directors. v. Existence of members not paid by the issuer and the reasoning for such Currently, three members of the Advisory Committees of the Board of Directors are not compensated, since they are compensated for their participation in the Board of Directors. However, this situation may change over the year. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received is fixed, with no related indicator. 102 b. Compensation breakdown, including: i. description of compensation items and the purposes of each of them Fees: fixed monthly compensation for members of the Advisory Committees to the Board of Directors. ii. What is the proportion of each item in the total compensation Fees: 100%. iii. Methodology for calculation and adjustment of each of the compensation items The monthly fees of the members of the Audit Committee correspond to 10% of the average monthly compensation of the members of the Executive Board, excluding the amounts related to vacations and benefits, in compliance with the provisions of art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, and are therefore bound to the adjustment of such fees, as described above. The monthly fees of the members of the Audit Committee of the Petrobras Conglomerate correspond to 40% for the Chairman of the Committee and 30% for the other members, of the average monthly compensation of the members of the Executive Board, excluding the amounts related to vacations and benefits, in compliance with art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, and are therefore bound to the adjustment of such fees, as described above. The members of the Board of Directors that participate in the Audit Committee, and the Audit Committee of the Petrobras Conglomerate shall waive the compensation of the Board Member, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016. The monthly fees of the members of the other Advisory Committees of the Board of Directors, for participation in the Committee, correspond to 50% of the monthly fees of the Directors, and are therefore bound to the adjustment of such fees, as described above. iv. Reasons justifying the compensation breakdown The compensation breakdown is defined by decision of the Board of Directors. v. Existence of members not paid by the issuer and the reasoning for such Currently, three members of the Advisory Committees of the Board of Directors are not compensated, since they are compensated for their participation in the Board of Directors. However, this situation may change over the year. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received is fixed, with no related indicator. 102

d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received is fixed, with no related indicator. e. How the compensation policy or practice is aligned with the short-, medium- and long-term interests of the Company: Fees: fixed compensation, without related indicator. The monthly fixed compensation is paid to the members of the Advisory Committees to the Board of Directors for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by our subsidiaries, directly or indirectly controlled companies or controllers. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. 103 d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received is fixed, with no related indicator. e. How the compensation policy or practice is aligned with the short-, medium- and long-term interests of the Company: Fees: fixed compensation, without related indicator. The monthly fixed compensation is paid to the members of the Advisory Committees to the Board of Directors for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by our subsidiaries, directly or indirectly controlled companies or controllers. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. 103

V - STATUTORY TECHNICAL COMMITTEES: Within the Company, the Executive Board is advised by the Statutory Technical Committee on Investment and Divestment, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6404/76. In addition, the members of the Executive Board have seven (7) Statutory Advisory Technical Committees comprised of the heads of the general structure of the Company, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6404/76: Statutory Technical Committee for Production and Technology Development; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee of Financial and Investor Relations; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. The members of the Statutory Technical Committees have no compensation for their participation in said Committees. 104 V - STATUTORY TECHNICAL COMMITTEES: Within the Company, the Executive Board is advised by the Statutory Technical Committee on Investment and Divestment, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6404/76. In addition, the members of the Executive Board have seven (7) Statutory Advisory Technical Committees comprised of the heads of the general structure of the Company, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6404/76: Statutory Technical Committee for Production and Technology Development; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee of Financial and Investor Relations; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. The members of the Statutory Technical Committees have no compensation for their participation in said Committees. 104

PETROBRAS

13.2 - Total Compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

Total compensation forecast for the current Fiscal Year ending on 12/31/2019 - Annual Basis				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	10,75	8,00	5,00	23,75
No. of paid members	10,17	7,67	5,00	22,83
Annual fixed compensation	0,00	0,00	0,00	0,00
Salary or pro-labore	1.472.832,72	12.291.983,61	727.324,80	14.492.141,13
Direct and indirect benefits	200.000,00	1.282.581,00	0,00	1.482.581,00
Participation in Committees	0,00	0,00	0,00	0,00
Others	294.566,54	3.810.065,89	140.616,13	4.245.248,56
Description of other fixed compensation	The amounts described in the "Others" field refer to Social Security (INSS) charges.	The amounts described in the "Others" field refer to the Insurance Fund for Employment Time (FGTS) and Social Security (INSS).	The values described in the "Others" field refer to Social Security (INSS) charges.	
Variable compensation				
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	4.124.939,26	0,00	4.124.939,26
Description of other variable compensation		The amounts contained in the "Other" field refer to the first installment of the Variable Remuneration Program 2018 of the members of the Executive Board and their respective charges		
Post-employment	162.011,60	1.765.010,49	0,00	1.927.022,09
End of office term	800.057,28	7.923.080,58	0,00	8.723.137,86
Stock compensat.	0,00	0,00	0,00	0,00

105

PETROBRAS

Note	The Chairman is a member of the Board of Directors, however this participation is not compensated. The members of the Board of Directors that participate in the Audit Committee, and the Audit Committee of the Petrobras Conglomerate shall waive the compensation of the Board Member, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016. Currently, three members of the Board of Directors are members of the Audit Committee and/or the Audit Committee of the Petrobras Conglomerate. The values and quantities considered from March, are projected. The amounts correspond to the period from January to December 2019, and from March, they are projected. The number of members was determined as specified in Circular Letter CVM/SEP/No 03/2019. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 04/26/2018, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2018 to March 2019. On the same occasion, the proposal to revise Petrobras' Articles of Incorporation was approved, changing the maximum number of members of this group from 10 (ten) to 11 (eleven). The values contained in the "Termination of employment" field, refer to the paid quarantine. The General Meeting, expected to take place in April 2019, will decide on the overall compensation of the officers (Executive Board and Board of Directors) for the period from April 2019 to March 2020.	The values and quantities considered from March, are projected. The amounts correspond to the period from January to December 2019, and from March, they are projected. The number of members was determined as specified in Circular Letter CVM/SEP/No 03/2019. The Annual General Meeting of Petrobras, held on 04/26/2018, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2018 to March 2019. The values contained in the "Termination of employment" field, refer to the paid quarantine. The General Meeting, expected to take place in April 2019, will decide on the overall compensation of the officers (Executive Board and Board of Directors) for the period from April 2019 to March 2020.	The values and quantities considered from March, are projected. The amounts correspond to the period from January to December 2019, and from March, they are projected. The number of members was determined as specified in Circular Letter CVM/SEP/No 03/2019. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 04/26/2018, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2018 to March 2019. The General Meeting, expected to take place in April 2019, will decide on the overall compensation of the officers (Executive Board and Board of Directors) for the period from April 2019 to March 2020.	
Total compensation	**2.929.468,14**	**31.197.660,83**	**867.940,93**	**34.995.069,90**

106

PETROBRAS

Total compensation Fiscal Year ending on 12/31/2018 - Annual Basis				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	10,08	7,92	5,00	23,00
No. of paid members	6,00	7,92	5,00	18,92
Annual fixed compensation				
Salary or pro-labore	873.411,51	12.867.323,01	768.913,16	14.509.647,68
Direct and indirect benefits	74.659,48	154.363,67	0,00	229.023,15
Participation in Committees	0,00	0,00	0,00	0,00
Others	171.014,60	3.649.476,43	122.843,35	3.943.334,38
Description of other fixed compensation	The amounts described in the "Others" field refer to Social Security (INSS) charges.	The amounts described in the "Others" field refer to the Insurance Fund for Employment Time (FGTS) and Social Security (INSS).	The values described in the "Others" field refer to Social Security (INSS) charges.	
Variable compensation	0,00	0,00	0,00	0,00
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Description of other variable compensation				
Post-employment	0,00	952.917,87	0,00	952.917,87
End of office term	0,00	0,00	0,00	0,00
Stock compensation	0,00	0,00	0,00	0,00

107

The Chairman is a The amounts correspond The amounts correspond member of the Board of to the period from to the period from Directors, however this January to December of January to December of Note participation is not 2018. 2018. compensated. The members of the Board of The number of members The number of members Directors that participate was determined as was determined as in the Audit Committee, specified in Circular specified in Circular and the Audit Committee Letter CVM/SEP/No Letter CVM/SEP/No of the Petrobras 03/2019. 03/2019. Conglomerate shall waive the compensation of the The members of the The Annual General Board of Directors and Board Member, as Meeting of Petrobras, the Audit Committee do established in art. 38, held on 04/26/2018, paragraph 8 of Decree not receive amounts approved the global No. 8.945, of December related to vacations. compensation of the 27, 2016. Currently, three officers (Executive The Annual General members of the Board of Board and Board of Meeting of Petrobras, Directors are members of Directors) for the period held on 04/26/2018, the Audit Committee from April 2018 to approved the global and/or the Audit March 2019. compensation of the Committee of the officers (Executive Petrobras Conglomerate. The values contained in Board and Board of The amounts correspond the Termination of Directors) for the period to the period from January employment field, refer from April 2018 to to December of 2018. to the paid quarantine. March 2019. The number of members was determined as specified in Circular Letter CVM/SEP/No 03/2019. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 04/26/2018, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2018 to March 2019. On the same occasion, the proposal to revise Petrobras' Articles of Incorporation was approved, changing the maximum number of members of this group from 10 (ten) to 11 (eleven). The values contained in the Termination of employment field, refer to the paid quarantine. Total 1.119.085,59 17.624.080,98 891.756,51 19.634.923,08 compensation 108 The Chairman is a The amounts correspond The amounts correspond member of the Board of to the period from to the period from Directors, however this January to December of January to December of Note participation is not 2018. 2018. compensated. The members of the Board of The number of members The number of members Directors that participate was determined as was determined as in the Audit Committee, specified in Circular specified in Circular and the Audit Committee Letter CVM/SEP/No Letter CVM/SEP/No of the Petrobras 03/2019. 03/2019. Conglomerate shall waive the compensation of the The members of the The Annual General Board of Directors and Board Member, as Meeting of Petrobras, the Audit Committee do established in art. 38, held on 04/26/2018, paragraph 8 of Decree not receive amounts approved the global No. 8.945, of December related to vacations. compensation of the 27, 2016. Currently, three officers (Executive The Annual General members of the Board of Board and Board of Meeting of Petrobras, Directors are members of Directors) for the period held on 04/26/2018, the Audit Committee from April 2018 to approved the global and/or the Audit March 2019. compensation of the Committee of the officers (Executive Petrobras Conglomerate. The values contained in Board and Board of The amounts correspond the Termination of Directors) for the period to the period from January employment field, refer from April 2018 to to December of 2018. to the paid quarantine. March 2019. The number of members was determined as specified in Circular Letter CVM/SEP/No 03/2019. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 04/26/2018, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2018 to March 2019. On the same occasion, the proposal to revise Petrobras' Articles of Incorporation was approved, changing the maximum number of members of this group from 10 (ten) to 11 (eleven). The values contained in the Termination of employment field, refer to the paid quarantine. Total 1.119.085,59 17.624.080,98 891.756,51 19.634.923,08 compensation 108

PETROBRAS

Total compensation Fiscal Year ending on 12/31/2017 - Annual Basis				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	9,00	7,92	5,00	21,92
No. of paid members	5,75	7,92	5,00	18,67
Annual fixed compensation				
Salary or pro-labore	785.572,85	12.124.724,61	680.483,74	13.590.781,20
Direct and indirect benefits	59.573,59	123.405,57	0,00	182.979,16
Participation in Committees	0,00	0,00	0,00	0,00
Others	129.700,02	3.444.714,22	119.859,38	3.694.273,62
Description of other fixed compensation	The amounts described in the "Others" field refer to Social Security (INSS) charges.	The amounts described in the "Others" field refer to the Insurance Fund for Employment Time (FGTS) and Social Security (INSS).	The values described in the "Others" field refer to Social Security (INSS) charges.	
Variable compensation				
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Description of other variable compensation				
Post-employment	0,00	1.041.817,72	0,00	1.041.817,72
End of office term	0,00	0,00	0,00	0,00
Stock compensation	0,00	0,00	0,00	0,00

109

PETROBRAS

Note	The Chairman is a member of the Board of Directors, however this participation is not compensated. In addition, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, the members of the Board of Directors which participate in the Audit Committee shall waive the compensation as Board Members. Currently, three members of the Board of Directors are members of the Audit Committee. The amounts correspond to the period from January to December of 2017. The number of members was determined as specified in Circular Letter CVM/SEP/No 02/2018. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 4/27/2017, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2017 to March 2018. In addition, the Christmas bonus payment was forbidden, unless there is a final favorable decision from the TCU in Case 03000.003329/2016-96, impacting the monthly fees of the Directors. The values contained in the "Termination of employment" field, refer to the paid quarantine.	The amounts correspond to the period from January to December of 2017. The number of members was determined as specified in Circular Letter CVM/SEP/No 02/2018. The Annual General Meeting of Petrobras, held on 4/27/2017, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2017 to March 2018. In addition, the Christmas bonus payment was forbidden, unless there is a final favorable decision from the TCU in Case 03000.003329/2016-96. The values contained in the "Termination of employment" field, refer to the paid quarantine	The amounts correspond to the period from January to December of 2017. The number of members was determined as specified in Circular Letter CVM/SEP/No 02/2018. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 4/27/2017, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2017 to March 2018. In addition, the Christmas bonus payment was forbidden, unless there is a final favorable decision from the TCU in Case 03000.003329/2016-96, impacting the monthly fees of the Directors.	
Total compensation	**974.846,46**	**16.734.662,12**	**800.343,12**	**18.509.851,70**

110

PETROBRAS

Total compensation Fiscal Year ending on 12/31/2016 - Annual Basis				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	11,00	7,67	5,00	23,67
No. of paid members	9,33	7,67	5,00	22,00
Annual fixed compensation				
Salary or pro-labore	1.266.754,76	11.734.608,57	713.119,97	13.714.483,30
Direct and indirect benefits	7.533,81	108.557,11	0,00	116.090,92
Participation in Committees	54.456,54	0,00	0,00	54.456,54
Others	242.413,71	3.373.006,15	103.586,45	3.719.006,32
Description of other fixed compensation	The amounts described in the "Others" field refer to Social Security (INSS) charges.	The amounts described in the "Others" field refer to the Insurance Fund for Employment Time (FGTS) and Social Security (INSS).	The values described in the "Others" field refer to Social Security (INSS) charges.	
Variable compensation				
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Description of other variable compensation				
Post-employment	0,00	1.055.069,89	0,00	1.055.069,89
End of office term	0,00	700.567,20	0,00	700.567,20
Stock compensation	0,00	0,00	0,00	0,00

111

PETROBRAS

Note	The amounts correspond to the period from January to December of 2016. The Chairman is a member of the Board of Directors, however this participation is not compensated. The Extraordinary General Meeting (AGE), held on April 28, 2016, approved the amendment of the Articles of Incorporation that removes the provision of alternate members for the Board of Directors. Consequently, no compensation will be paid to alternates of this Collegiate in the next term. The Chief Financial and Investor Relations Officer was a member of the Alternate Board of Directors. However, this participation was not compensated. Another Deputy Director by standard of the company of origin, had the compensation for the participation in Boards of Directors, forbidden. The number of members was determined as specified in Circular Letter CVM/SEP/No 01/2017. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. According to guidance from the Department of Coordination and Governance of State-Owned Enterprises ("DEST") of the Ministry of Planning, Budget and Management, the compensation for participation in Advisory Committees of the Board of Directors should not be included in the overall compensation of managers approved by the Meeting. Pursuant to DEST's guidance, through Circular Letter 30/DEST-MP, dated 01/26/2016, the total amount of the managers proposed for resolution at the Petrobras Shareholders' General Meeting in 2016 was included in the provision for supplementary pension plans for the Board of Directors. The Annual General Meeting of Petrobras, held on 4/28/2016, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2016 to March 2017.	The amounts correspond to the period from January to December of 2016. The number of members was determined as specified in Circular Letter CVM/SEP/No 01/2017. The Annual Extraordinary General Meeting of Petrobras, held on 4/28/2016, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2016 to March 2017. The values contained in the "Termination of employment" field, refer to the paid quarantine. At the General Meeting held on 04/28/2016, the inclusion in the Articles of Incorporation of the quarantine figure provided for in Law 12.813/2013 was approved, which provides for conflicts of interest in the exercise of office or employment of the Federal Executive Branch and hindrances following the exercise of the position or public employment. The compensated quarantine will be calculated by multiplying, for a period of six months, the monthly fee of the officers.	The amounts correspond to the period from January to December of 2016. The number of members was determined as specified in Circular Letter CVM/SEP/No 01/2017. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual Extraordinary General Meeting of Petrobras, held on 4/28/2016, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2016 to March 2017.	
Total compensation	**1.571.158,82**	**16.971.808,93**	**816.706,42**	**19.359.674,17**

112

PETROBRAS

Total compensation Fiscal Year ending on 12/31/2015 - Annual Basis				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	13,67	8,00	5,00	26,67
No. of paid members	11,33	8,00	5,00	24,33
Annual fixed compensation				
Salary or pro-labore	1.350.364,39	12.191.868,99	652.510,35	14.194.743,73
Direct and indirect benefits	16.235,32	567.735,25	0,00	583.970,57
Participation in Committees	82.675,70	0,00	0,00	82.675,70
Others	287.355,72	3.418.828,55	130.502,01	3.836.686,28
Description of other fixed compensation	The amounts described in the "Others" field refer to Social Security (INSS) charges.	The amounts described in the "Others" field refer to the Insurance Fund for Employment Time (FGTS) and Social Security (INSS).	The values described in the "Others" field refer to Social Security (INSS) charges.	
Variable compensation				
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Description of other variable compensation				
Post-employment	0,00	820.869,97	0,00	820.869,97
End of office term	0,00	0,00	0,00	0,00
Stock compensation	0,00	0,00	0,00	0,00

113

Note	The values correspond to the period from January to December 2015. The Chairman and Chief Financial Officer are members of the Board of Directors and Alternate, respectively. However, this participation is not remunerated. The number of members was determined in the manner specified in Official Circular CVM / SEP / No. 02/2018. Members of the Board of Directors and Fiscal Council do not receive amounts related to vacations. The Extraordinary General Meeting of Petrobras, held on 04/29/2015, approved the global compensation of the directors (Executive Board and Board of Directors) for the period from April 2015 to March 2016. The Extraordinary General Meeting of Petrobras, held on 07/01/2015, approved the increase in the overall remuneration of the managers of Petrobras to include, within the global limit set by the Shareholders' Meeting on April 29, 2015, the new composition of the Board of Directors. Administration. The proposal includes the creation of substitutes for the members of the Board of Directors. The Board of Directors will now consist of 10 full members and 10 alternate members. According to the guidance of the Department of Coordination and Governance of State Enterprises, the remuneration for participation in the Advisory Committees of the Board of Directors should not be included in the overall remuneration of the administrators approved at the Meeting.	The values correspond to the period from January to December 2015. The number of members was determined in the manner specified in Official Circular CVM / SEP / No. 02/2018. The variation between the total remuneration foreseen for the financial year 2015 (January to December 2015) in relation to the total compensation effectively realized in 2014 (January to December 2014) includes the following factors: 1) Adjustment in the monthly fees of the members of the Executive Board of 8.09%, corresponding to the IPCA (forecast by the Central Bank for the period April / 14 to March / 15). The proposed 8.09% readjustment decided by the EGM, held on 04/29/2015, will be effective as of 01/04/2015. 2) By 2015, the estimated amount contemplates eight directors, while in 2014 the realized contemplated seven. 3) As disclosed in the Shareholders' Participation Manual, which is included in item II of the call notice of the Extraordinary General Meeting, the balance of the total amount of the management approved by AGE 2014 was used to pay non-recurring expenses in the estimated value of R $ 1,431,017.29, which includes payment for housing allowance, airfare and holiday balance for the years 2011 and 2012. Petrobras clarifies that the use of the balance of the total amount of the administrators had a favorable statement from the Ministry of Mines and the Department of Coordination and Governance of State Enterprises. The Extraordinary General Meeting of Petrobras, held on 04/29/2015, approved the global compensation of the directors (Executive Board and Board of Directors) for the period from April 2015 to March 2016..	The values correspond to the period from January to December 2015. The number of members was determined in the manner specified in Official Circular CVM / SEP / No. 02/2018. Members of the Board of Directors and Fiscal Council do not receive holiday amounts. The Extraordinary General Meeting of Petrobras, held on 04/29/2015, approved the global compensation of the directors (Executive Board and Board of Directors) for the period from April 2015 to March 2016.	
Total compensation	**1.736.631.13**	**16.999.302.76**	**783.012,36**	**19.518.946,25**

114

PETROBRAS

13.3 - Variable compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

Variable compensation expected for the current fiscal year - 2019				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	0.00	8.00	0.00	8.00
No. of paid members [(1)]	0.00	0.00	0.00	0.00
Bonus				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00
Profit Sharing				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00

Notes:

(1) Corresponds to the number of officers and board members, as applicable, to whom a variable compensation may be assigned in the fiscal year, as set forth in Official Circular CVM/SEP/No. 03/2019.

(2) The Variable Compensation Program of the Executive Board of Petrobras has its payment, deferred in the following 5 years, provided that its prerequisites and the goals established for this are achieved. The amounts referring to the first quota of the Variable Compensation Program 2018, with payment expected for 2019, are part of the total amount of the officers to be decided by the General Meeting expected to take place in April 2019.

115

PETROBRAS

Fiscal Year ended December 31, 2018				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	0.00	7.92	0.00	7.92
No. of paid members [(1)]	0.00	7.92	0.00	7.92
Bonus				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00
Profit Sharing				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00

Notes:

(1) Represents the number of officers and Board Members, as applicable, to whom variable compensation was recognized in the issuer's income for the fiscal year, as set forth in Official Circular CVM/SEP/No. 03/2018.

116

PETROBRAS

Fiscal Year ended Saturday, December 31, 2017				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	9,00	7,92	5,00	21,92
No. of paid members [(1)]	5,75	7,92	5,00	18,67
Bonus				
Minimum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Amount forecast in the compensation plan, if goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized in the income for the fiscal year	0,00	0,00	0,00	0,00
Profit Sharing				
Minimum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Amount forecast in the compensation plan, if goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized in the income for the fiscal year	0,00	0,00	0,00	0,00

Notes:

(1) Represents the number of officers and Board Members, as applicable, to whom variable compensation was recognized in the issuer's income for the fiscal year, as set forth in Official Circular CVM/SEP/No. 02/2018.

117

PETROBRAS

Fiscal Year ended Thursday, December 31, 2016				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	11,00	7,67	5,00	23,67
No. of paid members (1)	9,33	7,67	5,00	22,00
Bonus				
Minimum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Amount forecast in the compensation plan, if goals were achieved	0,00	0,00	0,00	0,00
Amount effectively recognized in the income for the fiscal year	0,00	0,00	0,00	0,00
Profit Sharing	0,00	0,00	0,00	0,00
Minimum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Amount forecast in the compensation plan, if goals were achieved	0,00	0,00	0,00	0,00
Amount effectively recognized in the income for the fiscal year	0,00	0,00	0,00	0,00

Notes:

(1) Represents the number of officers and Board Members, as applicable, to whom variable compensation was recognized in the issuer's income for the fiscal year, as set forth in Official Circular CVM/SEP/No. 02/2018.

118

13.4 - Stocks compensation plan of the Board of Directors and Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.5 - Stocks compensation of the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.6 - Information on nonexercised options held by the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.7 - Exercised options and stocks delivered related to stock compensation of the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.8 - Information required to understand the data disclosed in items 13.5 to 13.7 - Stock and option pricing method a. Pricing model Not applicable, since the Company has no stock compensation plan. b. Data and assumptions used in the pricing model, including the weighted average stock price, exercise price, expected volatility, option expiration, expected dividends and risk-free interest rate Not applicable, since the Company has no stock compensation plan. c. Method and assumptions used to incorporate the expected impacts of early exercise Not applicable, since the Company has no stock compensation plan. d. Determination of expected volatility Not applicable, since the Company has no stock compensation plan. e. If any other option feature was incorporated in its fair value calculation Not applicable, since the Company does not pay compensation in stocks. 119 13.4 - Stocks compensation plan of the Board of Directors and Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.5 - Stocks compensation of the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.6 - Information on nonexercised options held by the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.7 - Exercised options and stocks delivered related to stock compensation of the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.8 - Information required to understand the data disclosed in items 13.5 to 13.7 - Stock and option pricing method a. Pricing model Not applicable, since the Company has no stock compensation plan. b. Data and assumptions used in the pricing model, including the weighted average stock price, exercise price, expected volatility, option expiration, expected dividends and risk-free interest rate Not applicable, since the Company has no stock compensation plan. c. Method and assumptions used to incorporate the expected impacts of early exercise Not applicable, since the Company has no stock compensation plan. d. Determination of expected volatility Not applicable, since the Company has no stock compensation plan. e. If any other option feature was incorporated in its fair value calculation Not applicable, since the Company does not pay compensation in stocks. 119

13.9 - Interests in stocks, shares and other convertible securities held by managers and Fiscal Council members - by group Securities Issued by the Company on 12/31/2018 Executive Board Securities Details Quantity FGTS Share 0 Investment Fund Share 0 Common Stocks 0 Preferred Stocks 39,027 Board of Directors* Securities Details Quantity FGTS share 0 Investment Fund Share 0 Common Stocks 0 Preferred Stocks 680 Fiscal Council ** Securities Details Quantity FGTS share 0 Investment Fund Share 0 Common Stocks 309,000 Preferred Stocks 538,181 (*) Does not include the position held by external members of advisory committees of the Board of Directors (**) Includes position held by alternate members The members of the Board of Directors, Statutory Executive Board or Fiscal Council, at the closing date of the last fiscal year, did not directly or indirectly hold stocks or shares in Brazil or abroad, or any other securities convertible into stocks or shares, issued by the Company or its direct or indirect controllers and/or companies controlled or under common control, at the closing date of the last fiscal year, other than those listed in the foregoing tables. 120 13.9 - Interests in stocks, shares and other convertible securities held by managers and Fiscal Council members - by group Securities Issued by the Company on 12/31/2018 Executive Board Securities Details Quantity FGTS Share 0 Investment Fund Share 0 Common Stocks 0 Preferred Stocks 39,027 Board of Directors* Securities Details Quantity FGTS share 0 Investment Fund Share 0 Common Stocks 0 Preferred Stocks 680 Fiscal Council ** Securities Details Quantity FGTS share 0 Investment Fund Share 0 Common Stocks 309,000 Preferred Stocks 538,181 (*) Does not include the position held by external members of advisory committees of the Board of Directors (**) Includes position held by alternate members The members of the Board of Directors, Statutory Executive Board or Fiscal Council, at the closing date of the last fiscal year, did not directly or indirectly hold stocks or shares in Brazil or abroad, or any other securities convertible into stocks or shares, issued by the Company or its direct or indirect controllers and/or companies controlled or under common control, at the closing date of the last fiscal year, other than those listed in the foregoing tables. 120

13.10 - Information on pension plans granted to members of the Board of Directors and Executive Board Board of Directors Executive Board Total number of members Not applicable 8 No. of paid members 7 Name of Plan Petros 2, Petros and Private Pension Number of managers who qualify for Since Petrobras managers are statutory in nature retirement and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, it is not necessary to consider the number or conditions of early retirement. Conditions for early retirement Since Petrobras managers are statutory in nature and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, it is not necessary to consider the number or conditions of early retirement. Accumulated and updated amount of contributions accrued up to the end of the last fiscal year, less the portion 0,00 R$ 952,917.87 related to contributions made directly by the managers Accumulated amount of contributions made up to the end of the last fiscal year, less the portion related to 0,00 R$ 952,917.87 contributions made directly by the managers Possibility of early redemption and The pension plans have specific conditions and rules conditions for early redemption, among which the possibility of redemption only of part of the contributions made by the participants. Overall, in the event that the manager wishes to make the redemption, which can only be carried out upon the end of office term in the Company, the manager shall receive a portion of the balance relating to his/her contribution portion, and amounts related to the Company’s contribution account cannot be redeemed. The alternative to redemption is the self-contribution, which allows the receipt of the benefits provided for in the plan, without the impacts that would be produced by the loss of employment with and the compensation paid by the Company. 121 13.10 - Information on pension plans granted to members of the Board of Directors and Executive Board Board of Directors Executive Board Total number of members Not applicable 8 No. of paid members 7 Name of Plan Petros 2, Petros and Private Pension Number of managers who qualify for Since Petrobras managers are statutory in nature retirement and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, it is not necessary to consider the number or conditions of early retirement. Conditions for early retirement Since Petrobras managers are statutory in nature and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, it is not necessary to consider the number or conditions of early retirement. Accumulated and updated amount of contributions accrued up to the end of the last fiscal year, less the portion 0,00 R$ 952,917.87 related to contributions made directly by the managers Accumulated amount of contributions made up to the end of the last fiscal year, less the portion related to 0,00 R$ 952,917.87 contributions made directly by the managers Possibility of early redemption and The pension plans have specific conditions and rules conditions for early redemption, among which the possibility of redemption only of part of the contributions made by the participants. Overall, in the event that the manager wishes to make the redemption, which can only be carried out upon the end of office term in the Company, the manager shall receive a portion of the balance relating to his/her contribution portion, and amounts related to the Company’s contribution account cannot be redeemed. The alternative to redemption is the self-contribution, which allows the receipt of the benefits provided for in the plan, without the impacts that would be produced by the loss of employment with and the compensation paid by the Company. 121

13.11 - Maximum, minimum and average individual compensation of the Board of Directors, Statutory Executive Board and Fiscal Council Annual Values Executive Board 12/31/2018 12/31/2017 12/31/2016 Number of Members 7.92 7.92 7.67 No. of paid members 7.92 7.92 7.67 Value of the Highest 2,345,948.12 2,347,432.34 2,240,007.40 Compensation (Reais) Amount of the Lowest 2,017,773.48 1,860,873.09 1,994,839.17 Compensation (Reais) Average Amount of 2,225,262.75 2,112,962.39 2,212,752.14 Compensation (Reais) Board of Directors 12/31/2018 12/31/2017 12/31/2016 Number of Members 10.08 9.00 11.00 No. of paid members 6.00 5.75 9.33 Value of the Highest 225,339.87 210,653.11 171,361.46 Compensation (Reais) Amount of the Lowest 180,152.78 137,072.73 149,039.98 Compensation (Reais) Average Amount of 186,514.27 169,538.52 168,338.59 Compensation (Reais) Fiscal Council 12/31/2018 12/31/2017 12/31/2016 Number of Members 5.00 5.00 5.00 No. of paid members 5.00 5.00 5.00 Value of the Highest 184,628.63 164,487.28 170,868.54 Compensation (Reais) Amount of the Lowest 153,857.19 164,487.28 170,868.54 Compensation (Reais) Average Amount of 178,351.30 160,068.62 163,341.28 Compensation (Reais) 122 13.11 - Maximum, minimum and average individual compensation of the Board of Directors, Statutory Executive Board and Fiscal Council Annual Values Executive Board 12/31/2018 12/31/2017 12/31/2016 Number of Members 7.92 7.92 7.67 No. of paid members 7.92 7.92 7.67 Value of the Highest 2,345,948.12 2,347,432.34 2,240,007.40 Compensation (Reais) Amount of the Lowest 2,017,773.48 1,860,873.09 1,994,839.17 Compensation (Reais) Average Amount of 2,225,262.75 2,112,962.39 2,212,752.14 Compensation (Reais) Board of Directors 12/31/2018 12/31/2017 12/31/2016 Number of Members 10.08 9.00 11.00 No. of paid members 6.00 5.75 9.33 Value of the Highest 225,339.87 210,653.11 171,361.46 Compensation (Reais) Amount of the Lowest 180,152.78 137,072.73 149,039.98 Compensation (Reais) Average Amount of 186,514.27 169,538.52 168,338.59 Compensation (Reais) Fiscal Council 12/31/2018 12/31/2017 12/31/2016 Number of Members 5.00 5.00 5.00 No. of paid members 5.00 5.00 5.00 Value of the Highest 184,628.63 164,487.28 170,868.54 Compensation (Reais) Amount of the Lowest 153,857.19 164,487.28 170,868.54 Compensation (Reais) Average Amount of 178,351.30 160,068.62 163,341.28 Compensation (Reais) 122

PETROBRAS

Executive Board	
12/31/2018	- The number of members of each body was determined in the manner specified in Circular Letter CVM/SEP/No03/2019. -The amount of the lowest individual annual compensation was calculated excluding members who exercised the duties for less than 12 (twelve) months. -In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year.
12/31/2017	-The number of members of each body was determined in the manner specified in Circular Letter CVM/SEP/No03/2019. -The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. -In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year.
12/31/2016	-The number of members of each body was determined in the manner specified in Circular Letter CVM/SEP/No03/2019. -The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. -In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year.

Board of Directors	
12/31/2018	-The number of members of each body was determined in the manner specified in Circular Letter CVM/SEP/No03/2019. -The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. -In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year.
12/31/2017	-The number of members of each body was determined in the manner specified in Circular Letter CVM/SEP/No03/2019. -The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. -In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year.
12/31/2016	- The number of members of each body was determined in the manner specified in Circular Letter CVM/SEP/No 03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. - In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year.

123

Fiscal Council - The number of members of each body was determined in the manner specified in 12/31/2018 Circular Letter CVM/SEP/No03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. - In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year. - The number of members of each body was determined in the manner specified in Circular 12/31/2017 Letter CVM/SEP/No03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year. - The number of members of each body was determined in the manner specified in 12/31/2016 Circular Letter CVM/SEP/No03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. - In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year. 13.12 - Compensation or indemnification mechanisms for managers in the event of dismissal or retirement To date, there have been no contractual arrangements or insurance policies for the Company's managers in the event of dismissal or retirement. For details regarding insurance policies involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of the Company's Reference Form. In the Company's Articles of Incorporation, in its art. 28, a quarantine is provided under Law 12.813/2013, which deals with the conflict of interest in the exercise of office or employment of the Federal Executive Power and barring actions subsequent to the exercise of public office or employment. The payment of the quarantine is subject to the case-by-case manifestation of the Public Ethics Committee, under the terms of the legislation in force, for the members of the Board of Executive Officers and Petrobras Ethics Committee for the members of the Board of Directors and the Audit Committee. The paid quarantine shall be calculated by multiplying, for a period of six months, the monthly fee of the Board Members. 124 Fiscal Council - The number of members of each body was determined in the manner specified in 12/31/2018 Circular Letter CVM/SEP/No03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. - In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year. - The number of members of each body was determined in the manner specified in Circular 12/31/2017 Letter CVM/SEP/No03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year. - The number of members of each body was determined in the manner specified in 12/31/2016 Circular Letter CVM/SEP/No03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. - In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year. 13.12 - Compensation or indemnification mechanisms for managers in the event of dismissal or retirement To date, there have been no contractual arrangements or insurance policies for the Company's managers in the event of dismissal or retirement. For details regarding insurance policies involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of the Company's Reference Form. In the Company's Articles of Incorporation, in its art. 28, a quarantine is provided under Law 12.813/2013, which deals with the conflict of interest in the exercise of office or employment of the Federal Executive Power and barring actions subsequent to the exercise of public office or employment. The payment of the quarantine is subject to the case-by-case manifestation of the Public Ethics Committee, under the terms of the legislation in force, for the members of the Board of Executive Officers and Petrobras Ethics Committee for the members of the Board of Directors and the Audit Committee. The paid quarantine shall be calculated by multiplying, for a period of six months, the monthly fee of the Board Members. 124

PETROBRAS

13.13 - Percentage in the total compensation held by managers and members of the Fiscal Council who are parties related to the controllers

	Executive Board	Board of Directors	Fiscal Council
2016	0.00%	0.00%	0.00%
2017	0.00%	0.00%	0.00%
2018	0.00%	0.00%	0.00%

13.14 - Compensation of managers and members of the Fiscal Council, grouped by body, received for any reason other than their role in office

No compensation has been paid in the last three fiscal years for members of the Board of Directors, Executive Board or Fiscal Council for any reason other than their role in office.

13.15 - Compensation of members of the Board of Directors and Fiscal Council recognized in income of direct or indirect controllers, companies under common control, and companies controlled by the issuer

With regards to the last three (3) fiscal years, there are no amounts recognized in income of direct or indirect controllers of the Company, companies under common control, and subsidiaries, such as compensation of members of the Board of Directors, Executive Board or Fiscal Council, even when not related to the role in office in the Company.

13.16 - Other relevant information

Information for the years 2016 to 2018 correspond to the period of the fiscal year, that is, from January to December and therefore, does not correlate to the amount approved by the Annual General Meeting ("AGO"), which corresponds to the period from April to March of the following year.

The Annual General Meeting ("AGO"), held on Thursday, April 26, 2018, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2018 to March 2019.

The Extraordinary General Meeting ("AGE"), held on October 4, 2018, approved the amendment to Petrobras' Articles of Incorporation, providing the creation of the Petrobras Conglomerate Audit Committee, as well as its compensation.

The General Meeting, expected to take place in April 2019, will decide on the overall compensation of the officers (Executive Board and Board of Directors) for the period from April 2019 to March 2020.

125

ANNEX II Management comments about Petrobras financial position ANNEX II Management comments about Petrobras financial position

ANNEX II Management Comments 10.1 - General financial and equity conditions Financial information included in item 10.1, except when expressly stated otherwise, refers to Company's consolidated financial statements for the fiscal years ended December 31, 2016, 2017, and 2018. a) General financial and equity conditions Company's Executive Officers comment that Company's financial strategy focuses on net financial leverage return and the Net Debt Rate/Adjusted EBITDA LTM to an appropriate range, preserving capital cost at the lowest possible levels given the financial environment. On December 31, 2018, the consolidated shareholders' equity was BRL 283,543 million, compared to BRL 269,609 million on December 31, 2017 and BRL 252,743 million on December 31, 2016. Officers comment that changes in shareholders' equity in 2018 were mainly due to the year's positive result, the first in a sequence of annual losses since 2014, allowing the distribution of dividends and interest on shareholders' equity. In addition, there was a cumulative translation adjustment in investees, offset by the cash flow hedge impacts on exports and the actuarial review on other comprehensive income. Changes in previous year equity mainly reflect loss, cash flow hedge impact on exports, actuarial review of other comprehensive income, and sale of interest in BR Distribuidora without control loss, all recorded as capital. On December 31, 2018, Company's net indebtedness (represented by its short and long-term indebtedness less the sum of cash and cash equivalents, including federal government securities, time deposits with maturities of up to three months from the date of acquisition, remunerated accounts with daily liquidity and other short-term fixed income instruments, other investments in remunerated accounts with daily liquidity and other short-term fixed income instruments) was BRL 268,824 million, compared to BRL 280,752 million on December 31 of 2017, BRL 314,120 million on December 31, 2016, and BRL 392,136 million on December 31, 2015. Company's Executive Officers comment that the reduction of Company's net debt in relation to 126 ANNEX II Management Comments 10.1 - General financial and equity conditions Financial information included in item 10.1, except when expressly stated otherwise, refers to Company's consolidated financial statements for the fiscal years ended December 31, 2016, 2017, and 2018. a) General financial and equity conditions Company's Executive Officers comment that Company's financial strategy focuses on net financial leverage return and the Net Debt Rate/Adjusted EBITDA LTM to an appropriate range, preserving capital cost at the lowest possible levels given the financial environment. On December 31, 2018, the consolidated shareholders' equity was BRL 283,543 million, compared to BRL 269,609 million on December 31, 2017 and BRL 252,743 million on December 31, 2016. Officers comment that changes in shareholders' equity in 2018 were mainly due to the year's positive result, the first in a sequence of annual losses since 2014, allowing the distribution of dividends and interest on shareholders' equity. In addition, there was a cumulative translation adjustment in investees, offset by the cash flow hedge impacts on exports and the actuarial review on other comprehensive income. Changes in previous year equity mainly reflect loss, cash flow hedge impact on exports, actuarial review of other comprehensive income, and sale of interest in BR Distribuidora without control loss, all recorded as capital. On December 31, 2018, Company's net indebtedness (represented by its short and long-term indebtedness less the sum of cash and cash equivalents, including federal government securities, time deposits with maturities of up to three months from the date of acquisition, remunerated accounts with daily liquidity and other short-term fixed income instruments, other investments in remunerated accounts with daily liquidity and other short-term fixed income instruments) was BRL 268,824 million, compared to BRL 280,752 million on December 31 of 2017, BRL 314,120 million on December 31, 2016, and BRL 392,136 million on December 31, 2015. Company's Executive Officers comment that the reduction of Company's net debt in relation to 126

2017 was due to resources obtained in divestitures made and the resources generated by operation activities, which in turn impacted Company's net financial leverage, represented by Net Indebtedness/(Net Indebtedness + Shareholders' Equity), which, on December 31, 2018 was 49%, compared to 51% on December 31, 2017, 55% on December 31, 2016 and 60% on December 31 2015. Net income in 2018 was BRL 25,779 million, an increase of 5,880% compared to the same period in 2017, reflecting a higher operating income and improved financial results due to lower interest expenses and the gain from the Eletrobras System's debt renegotiation. In 2018, Company's Adjusted EBITDA was BRL 114,852 million, compared to BRL 76,557 million, BRL 88,693 million, and BRL 76,752 million in 2017, 2016, and 2015, respectively. Company's Executive Officers comment that the 50% increase in Company's Adjusted EBITDA in 2018 in relation to the same period in 2017 was driven by the increase in derivatives sales margin in the domestic market and exports. The net debt/LTM Adjusted EBITDA ratio decreased to 2.34 on December 31, 2018, compared to 3.67 on December 31, 2017, 3.54 on December 31, 2016, and 5.11 on December 31, 2015 (on December 31, the indicator nomenclature is Net Debt/Adjusted EBITDA Index). On December 31, 2018, Company's current liquidity ratio (rate obtained by dividing current assets by current liabilities) was 1.48, compared to 1.89 on December 31, 2017, 1.80, on December 31, 2016 and 1.51 on December 31, 2015. Company's Executive Officers comment that the decrease in liquidity index was mainly due to the reduction in current assets (10%) compared to the increase in current liabilities (17%), especially considering the decrease in cash and cash equivalents and current assets, and the increase in suppliers and provision for legal proceedings in current liabilities. Company's Executive Officers comment that, during 2018, Company used funds from partnership and divestiture program, from miscellaneous funding and loans sources (ECAs, banking market, capital markets, and others), and its operational generation to meet its liquidity needs, manage liabilities, and realize investments described in its Business and Management Plan. As to 2019, Company expects to maintain the same 2018 strategy. 127 2017 was due to resources obtained in divestitures made and the resources generated by operation activities, which in turn impacted Company's net financial leverage, represented by Net Indebtedness/(Net Indebtedness + Shareholders' Equity), which, on December 31, 2018 was 49%, compared to 51% on December 31, 2017, 55% on December 31, 2016 and 60% on December 31 2015. Net income in 2018 was BRL 25,779 million, an increase of 5,880% compared to the same period in 2017, reflecting a higher operating income and improved financial results due to lower interest expenses and the gain from the Eletrobras System's debt renegotiation. In 2018, Company's Adjusted EBITDA was BRL 114,852 million, compared to BRL 76,557 million, BRL 88,693 million, and BRL 76,752 million in 2017, 2016, and 2015, respectively. Company's Executive Officers comment that the 50% increase in Company's Adjusted EBITDA in 2018 in relation to the same period in 2017 was driven by the increase in derivatives sales margin in the domestic market and exports. The net debt/LTM Adjusted EBITDA ratio decreased to 2.34 on December 31, 2018, compared to 3.67 on December 31, 2017, 3.54 on December 31, 2016, and 5.11 on December 31, 2015 (on December 31, the indicator nomenclature is Net Debt/Adjusted EBITDA Index). On December 31, 2018, Company's current liquidity ratio (rate obtained by dividing current assets by current liabilities) was 1.48, compared to 1.89 on December 31, 2017, 1.80, on December 31, 2016 and 1.51 on December 31, 2015. Company's Executive Officers comment that the decrease in liquidity index was mainly due to the reduction in current assets (10%) compared to the increase in current liabilities (17%), especially considering the decrease in cash and cash equivalents and current assets, and the increase in suppliers and provision for legal proceedings in current liabilities. Company's Executive Officers comment that, during 2018, Company used funds from partnership and divestiture program, from miscellaneous funding and loans sources (ECAs, banking market, capital markets, and others), and its operational generation to meet its liquidity needs, manage liabilities, and realize investments described in its Business and Management Plan. As to 2019, Company expects to maintain the same 2018 strategy. 127

PETROBRAS

b) Capital Structure

The table below shows Petrobras' capital structure representative of the financing standard of its operations:

In millions of Brazilian reals	On December 31, 2016	2017	2018
Shareholders' Equity (Equity)	252,743	269,609	283,543
Current Liabilities + Non-Current Liabilities (Creditors' Equity)	552,202	561,906	576,930
Total Liabilities (Creditors' Equity + Shareholders' Equity)	804,945	831,515	860,473
Creditors' Equity/Total Liabilities	69%	68%	67%
Shareholders' Equity/Total Liabilities	31%	32%	33%

c) Payment capability related to financial commitments assumed

Company's Executive Officers comment that in 2018 and in the fiscal years ended December 31, 2017 and 2016, Company used the funds provided by its operating cash generation, funding and divestitures, mainly to comply with debt service and financing investments in business areas.

Petrobras' capital structure in net terms, including information on Company's cash and cash equivalents in the last three fiscal years, is as follows:

In millions of Brazilian reals	On December 31, 2016	2017	2018
Shareholders' Equity (Equity)	252,743	269,609	283,543
Current Liabilities + Non-Current Liabilities (Creditors' Equity)	552,202	561,906	576,930
Cash and cash equivalents and marketable securities*	71,664	80,731	58,052
Net Creditors' Equity	480,538	481,175	518,878
Total Net Liabilities (Net Creditors' Equity + Shareholders' Equity)	733,281	750,784	802,421
Net Creditors' Equity/Total Net Liabilities	66%	64%	65%
Shareholders' Equity/Total Net Liabilities	34%	36%	35%

* Includes federal government bonds and time deposits (maturity greater than 3 months).

Company believes that will maintain the ability to make payments regarding commitments undertaken without compromising financial health, thanks to its cash and cash equivalents' position, including federal government securities and time deposits with a maturity of more than three months, of BRL 58,052 million in 2018,

128

operating cash generation, funds from divestitures and access to traditional sources of finance. On December 31, 2018, Company had cash and cash equivalents of BRL 53,854 million, which, together with federal government bonds and time deposits with a maturity of more than three months of BRL 4,198 million, totaling BRL 58,052 million. On the same date, Company had a Net Debt/EBITDA ratio of 2.34x. On December 31, 2017, Company had cash and cash equivalents of BRL 74,494 million, which added to federal government bonds and time deposits with a maturity of more than three months of BRL 6,237 million totaling BRL 80,731 million. On the same date, Company had a Net Debt/EBITDA ratio of 3.67x. On December 31, 2016, Company had cash and cash equivalents of BRL 69,108 million, which, together with federal government bonds and time deposits with a maturity of more than three months of BRL 2,556 million, totaling BRL 71,664 million. On the same date, Company had a Net Debt/EBITDA ratio of 3.54x. d) Financing sources for working capital and investments in non-current assets The resources generated by our operations, added to the disposal of assets, were more than enough to cover the investments, amortization of principal and interest. 129 operating cash generation, funds from divestitures and access to traditional sources of finance. On December 31, 2018, Company had cash and cash equivalents of BRL 53,854 million, which, together with federal government bonds and time deposits with a maturity of more than three months of BRL 4,198 million, totaling BRL 58,052 million. On the same date, Company had a Net Debt/EBITDA ratio of 2.34x. On December 31, 2017, Company had cash and cash equivalents of BRL 74,494 million, which added to federal government bonds and time deposits with a maturity of more than three months of BRL 6,237 million totaling BRL 80,731 million. On the same date, Company had a Net Debt/EBITDA ratio of 3.67x. On December 31, 2016, Company had cash and cash equivalents of BRL 69,108 million, which, together with federal government bonds and time deposits with a maturity of more than three months of BRL 2,556 million, totaling BRL 71,664 million. On the same date, Company had a Net Debt/EBITDA ratio of 3.54x. d) Financing sources for working capital and investments in non-current assets The resources generated by our operations, added to the disposal of assets, were more than enough to cover the investments, amortization of principal and interest. 129

PETROBRAS

Operation activities from continuing operations generated cash flows of BRL 95,846 million in 2018, compared to BRL 86,467 million in 2017 and BRL 89,709 million in 2016.

Among the most relevant fund-raising and debt management operations in the last three fiscal years, the following operations are noticeable:

- In December 2018, Petrobras made prepayments and contracted new financing, as shown in the tables below:

Table I: Prepayment Operation

Institution	Prepaid amount (BRL million)	Original Maturity
BNDES	2,560	2025

Table II: Prepayment and new financing operation

Institution	Prepaid amount (USD million)	Original Maturity	New financing amount (USD million)	New Maturity
Citibank	650	2020	650	2024

Table III: New Financing

Institution	New financing amount (USD million)	Date
Bank of America	500	2024

- In December 2018, Petrobras, through its wholly-owned subsidiary Petrobras Global Finance B.V. (PGF) buyback of securities delivered by investors in volumes equivalent to USD 1,212,255,091, being: (i) USD 1,065,376,000 for Group 1 securities and (ii) USD 107,621,000 and £ 31,012,000 for Group 2 securities. Tables 1 and 2 summarize the result of the transaction, the principal amount of the securities accepted for buyback and the cut premium for each series.

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Tender Group 1

Title of Security	CUSIP/ISIN	Principal Amount Outstanding	Principal Amount Tendered	Principal Amount Accepted for Purchase	Minimum Price (1) (2)	Amount Early Premium (1)	Total Consideration (1) (2)
5.375% Global Notes due January 2021	71645WAR2/ US71645WAR25	US$ 1,211,450,000	US$ 117,016,000	US$ 107,574,000	US$ 997.50	US$ 30.00	US$ 1,027.50
8.375% Global Notes due May 2021	71647NAP4/ US71647NAP42	US$ 1,239,981,000	US$ 362,830,000	US$ 338,014,000	US$ 1,067.50	US$ 30.00	US$ 1,097.50
6.125% Global Notes due January 2022	71647NAR0/ US71647NAR08	US$ 1,522,388,000	US$ 248,170,000	US$ 225,507,000	US$ 1,007.50	US$ 30.00	US$ 1,037.50
4.375% Global Notes due May 2023	71647NAF6/ US71647NAF69	US$ 3,412,000,000	US$ 337,360,000	US$ 294,853,000	US$ 935.00	US$ 30.00	US$ 965.00

(1) Amounts per US$1,000 or £1.000
(2) Includes the Early Tender Premium

Tender Group 2

Title of Security	CUSIP/ISIN	Principal Amount Outstanding	Principal Amount Tendered	Principal Amount Accepted for Purchase	Minimum Price (1) (2)	Amount Early Premium (1)	Total Consideration (1) (2)
5,375% Global Notes due October 2029	N/A / XS0835891838	£450.000.000	£31.012.000	£31.012.000	£912,50	£37,50	£950,00
6,875% Global Notes due January 2040	71645WAW4/ US71645WAQ42	US$ 1,160,615,000	US$ 36,135,000	US$ 36,135,000	US$ 930.00	US$ 37.50	US$ 967.50
6.750% Global Notes due January 2041	71645WAS0/ US71645WAS08	US$ 1,222,574,000	US$ 23,079,000	US$ 23,079,000	US$ 922.50	US$ 37.50	US$ 960.00
5.625% Global Notes due May 2043	71647NAA7/ US71647NAA72	US$ 814,406,000	US$ 48,407,000	US$ 48,407,000	US$ 820.00	US$ 37.50	US$ 857.50

(3) Amounts per US$1,000 or £1.000
(4) Includes the Early Tender Premium

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- In November, Petrobras prepaid bank debts totaling USD 1.35 billion, according to the table below:

Bank	Amount (USD million)	Original Maturity
Bank of America	500	2023
Intesa Sanpaolo	850	2022

- In October, Petrobras pre-paid a debt with Banco Santander, amounting USD 1 billion, maturing in 2023. At the same time, it signed a new credit facility with USD 750 million, maturing in October 2028 and at more competitive financial costs.

- In October 2018, Petrobras prepaid a debt with Banco do Brasil, in the amount of BRL 2 billion, maturing in 2020. Simultaneously, it signed a committed credit line with the same institution, amounting BRL 2 billion, and maturing in October 2025.

- In September 2018, Petrobras prepaid a financial leasing operation regarding the P-52 platform, amounting USD 750 million, contracted in March 2016 with ICBC Leasing (Industrial and Commercial Bank of China Leasing), whose original maturity was March 2026.

- In July 2018, Petrobras prepaid bank debts totaling USD 975 million, as shown in the table below:

Bank	Prepayment Date	Prepaid Amount (USD million)	Original Maturity
Bank of America	7/25/2018	325	2022
Safra	7/31/2018	150	2022
MUFG	8/3/2018	500	2022

- In July 2018, Petrobras renegotiated the extension of the payment term of a debt with Mizuho, in the amount of USD 1 billion, which would mature in two tranches, one in 2020 and the other in 2022. This operation had no impact on income for the year in accordance with IFRS 9. The new credit line terms include maturity in 2024 and more competitive financial costs.

- In June 2018, Petrobras prepaid a debt with Citibank, NA, in the amount of USD 500 million, maturing in 2022.

- In June 2018, Petrobras prepaid a debt with the bank Crédit Agricole CIB, in the amount of USD 500 million, maturing in 2022. Simultaneously, it launched a new

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credit line with the same institution, in the amount of USD 400 million, maturing in 2024 and at more competitive financial costs.

- In June 2018, Petrobras pre-paid a credit line with The Bank of Nova Scotia, in the amount of USD 750 million, maturing in 2022. At the same time, it contracted new financing with the same bank, of equal value, but at more competitive financial costs, maturing in 2023.

- In June 2018, Petrobras, through its wholly-owned subsidiary Petrobras Global Finance B.V. (PGF), completed the financial settlement of the buyback offer of 3,750% Global Notes maturing in January 2021, 4,250% Global Notes maturing in October 2023, 6,125% Global Notes maturing in January 2022, 5,625% Global Notes maturing in May 2043 and 6.750% Global Notes maturing in January 2041, 6.875% Global Notes maturing in January 2040, as per tables below:

Tender Group 1

Title of Security	CUSIP/ISIN	Principal Amount Outstanding[1]	Acceptance Priority Level	Total Consideration[2]	Principal Amount Tendered	Principal Amount Accepted for Purchase	Approximate Proration Factor
3.750% Global Notes due January 2021	N/A / XS0982711987	€384,229,000	1	€1,075.00	€100,939,000	€100,939,000	100.00%
4.25% Global Notes due October 2023	N/A / XS0835890350	€700,000,000	2	€1,082.50	€245,193,000	€245,193,000	100.00%
6.125% Global Notes due January 2022	71647N AR0 / US71647NAR08	US$3,000,000,000	3	US$1,057.50	US$2,237,229,000	US$1,477,612,000	66.07%
4.375% Global Notes due May 2023	71647N AF6 / US71647NAF69	US$3,500,000,000	4	US$976.50	US$1,426,032,000	US$0	-
5.375% Global Notes due January 2021	71645W AR2 / US71645WAR25	US$1,216,850,000	5	US$1,038.75	US$198,154,000	US$0	-
8.375% Global Notes due May 2021	71647N AP4 / US71647NAP42	US$1,239,981,000	6	US$1,130.00	US$598,896,000	US$0	-

1. As of the date hereof, including Notes held by Petrobras or its affiliates.
2. Per US$1,000 or €1,000, as applicable. The Total Consideration includes an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of U.S. dollar denominated Notes accepted for purchase, and €30.00 per €1,000 principal amount for each series of Euro denominated Notes accepted for purchase.

Tender Group 2

Title of Security	CUSIP/ISIN	Principal Amount Outstanding[1]	Acceptance Priority Level	Total Consideration[2]	Principal Amount Tendered	Principal Amount Accepted for Purchase	Approximate Proration Factor
5.625% Global Notes due May 2043	71647N AA7 / US71647NAA72	US$1,750,000,000	1	US$845.00	US$915,394,000	US$915,394,000	100.00%
6.750% Global Notes due January 2041	71645W AS0 / US71645WAS08	US$2,250,000,000	2	US$950.00	US$1,007,126,000	US$1,007,126,000	100.00%
6.875% Global Notes due January 2040	71645WAQ4 / US71645WAQ42	US$1,500,000,000	3	US$960.00	US$385,138,000	US$280,785,000	73.00%
5.999% Global Notes due January 2028	71647N AW9, N6945A AK3 / US71647NAW92, USN6945AAK36	US$5,836,134,000	4	US$965.00	US$3,481,674,000	US$0	-
5.299% Global Notes due January 2025	71647N AT6, N6945A AJ6 / US71647NAT63, USN6945AAJ62	US$3,759,866,000	5	US$975.00	US$2,181,194,000	US$0	-

(1) As of the date hereof, including Notes held by Petrobras or its affiliates.

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Per US$1,000. The Total Consideration includes an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of Notes accepted for purchase. • In June 2018, Petrobras signed with Banco Bradesco a committed credit line in the amount of BRL 2 billion, maturing in June 2023. • In May 2018, Petrobras received USD 900 million, related to the disbursement of the first installment of the financing contracted with the Export-Import Bank of China ( China Exim Bank ), in the total amount of USD 1 billion. Its remaining balance of USD 100 million is expected to be disbursed through May 2019. • In May 2018, Petrobras made the following prepayments: i) USD 300 million, with Banco Safra, maturing in January 2023; and ii) USD 600 million with JP Morgan Bank, maturing in September 2022 • In May 2018, Petrobras, through its wholly-owned subsidiary, Petrobras Global Finance B.V. (PGF), completed the early redemption of the 5,750% Global Notes and 4.875% Global Notes in US dollars, both maturing in 2020. The total redemption value was approximately USD 1.4 billion. • In April 2018, Petrobras, through its subsidiaries Companhia Integrada Têxtil de Pernambuco - CITEPE and Companhia Petroquímica de Pernambuco - PETROQUÍMICASUAPE, prepaid financing in the total amount of BRL 1.73 billion, of which BRL 1, 59 billion with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), and BRL 142 million with Banco do Nordeste do Brasil S.A. (BNB). • In April 2018, Petrobras signed, through its wholly-owned subsidiary Petrobras Global Trading B.V. - PGT, a credit worth up to USD 400 million with Crédit Agricole Corporate Investment Bank (CACIB), guaranteed by the UK Export Credit Agency (UKEF). The contract expires in 2029 and the funds will support the acquisition of goods and services from UK suppliers in Petrobras projects. • In March 2018, Petrobras, through its wholly-owned subsidiary Petrobras Global Finance B.V. (PGF), concluded the financial settlement of the buyback offer for Floating Rate Global Notes, maturing in March 2020, 3,750% Global Notes maturing in January 2021, 5,375% Global Notes maturing in January 2021 and 8.375% Global Notes due May 2021, as shown in the table below: 134 Per US$1,000. The Total Consideration includes an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of Notes accepted for purchase. • In June 2018, Petrobras signed with Banco Bradesco a committed credit line in the amount of BRL 2 billion, maturing in June 2023. • In May 2018, Petrobras received USD 900 million, related to the disbursement of the first installment of the financing contracted with the Export-Import Bank of China ( China Exim Bank ), in the total amount of USD 1 billion. Its remaining balance of USD 100 million is expected to be disbursed through May 2019. • In May 2018, Petrobras made the following prepayments: i) USD 300 million, with Banco Safra, maturing in January 2023; and ii) USD 600 million with JP Morgan Bank, maturing in September 2022 • In May 2018, Petrobras, through its wholly-owned subsidiary, Petrobras Global Finance B.V. (PGF), completed the early redemption of the 5,750% Global Notes and 4.875% Global Notes in US dollars, both maturing in 2020. The total redemption value was approximately USD 1.4 billion. • In April 2018, Petrobras, through its subsidiaries Companhia Integrada Têxtil de Pernambuco - CITEPE and Companhia Petroquímica de Pernambuco - PETROQUÍMICASUAPE, prepaid financing in the total amount of BRL 1.73 billion, of which BRL 1, 59 billion with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), and BRL 142 million with Banco do Nordeste do Brasil S.A. (BNB). • In April 2018, Petrobras signed, through its wholly-owned subsidiary Petrobras Global Trading B.V. - PGT, a credit worth up to USD 400 million with Crédit Agricole Corporate Investment Bank (CACIB), guaranteed by the UK Export Credit Agency (UKEF). The contract expires in 2029 and the funds will support the acquisition of goods and services from UK suppliers in Petrobras projects. • In March 2018, Petrobras, through its wholly-owned subsidiary Petrobras Global Finance B.V. (PGF), concluded the financial settlement of the buyback offer for Floating Rate Global Notes, maturing in March 2020, 3,750% Global Notes maturing in January 2021, 5,375% Global Notes maturing in January 2021 and 8.375% Global Notes due May 2021, as shown in the table below: 134

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Tender Group 1

Title of Security	CUSIP/ISIN	Principal Amount Outstanding (1)	Acceptance Priority Level	Tender Offer Consideration (2)	Total Consideration (3)	Principal Amount Tendered	Principal Amount Accepted for Purchase
Floating Rate Global Notes due March 2020	71647N AL3/ US71647NAL38	US$ 181,695,000	1	US$ 1,020.00	US$ 1,050.00	US$ 96,314,000	US$ 96,314,000
3,750% Global Notes dut January 2021	N/A / XS0982711987	€ 750.000.000	2	€ 1.047,50	€ 1.077,50	€ 365.771.000	€ 365.771.000
5,375% Global Notes due January 2021	71645W AR2/ US71645WAR25	US$ 2,712,805,000	3	US$ 1,022.50	US$ 1,052.50	US$ 1,495,955,000	US$ 1,495,955,000
8,375% Global Notes due May 2021	71647N AP4/ US71647NAP42	US$ 2,844,529,000	4	US$ 1,113.75	US$ 1,143.75	US$ 2,175,327,000	US$ 1,604,548,000
6,125% Global Notes due January 2022	71647N AR0/ US71647NAR08	US$ 3,000,000,000	5	US$ 1,046.25	US$ 1,076.25	US$ 2,328,891,000	US$ 0
4,375% Global Notes due 2023	71647N AF6/ US71647NAF69	US$ 3,500,000,000	6	US$ 966.25	US$ 966.25	US$ 1,542,894,000	US$ 0

(5) Includes Notes held by Petrobras or its affiliates

(6) Amounts per US$1,000 or €1.000

(7) Includes the Early Tender Premium

- In March 2018, Petrobras and Banco do Brasil signed a committed credit facility in the amount of BRL 2 billion, maturing in February 2023. Through the instrument, Company may make withdrawals from the line until the month prior to expiration.

- In March 2018, Petrobras entered into a syndicate of 17 banks with a revolving credit facility (RCF) in the amount of USD 4.35 billion, maturing in March 2023. Through the instrument, Company may make withdrawals from the line, until the month prior to expiration.

- In February 2018, Petrobras concluded, through its wholly-owned subsidiary Petrobras Global Finance B.V. (PGF), the offering of securities in the international capital market (Global Notes) in the amount of USD 2 billion. The net proceeds from the sale of the securities were used for voluntary early settlement of the 3,000% Global Notes, in dollars, maturing in January 2019, 7.875% Global Notes, in

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dollars, maturing in March 2019 and 3,250% Global Notes, in euros, maturing in April 2019. The following is the main information of the issue: Securities maturing in 2029 Amount USD 2 billion Coupon 5.750% Issue price 98.402% Investor Income 5.950% Date 2/1/2029 First interest payment 8/1/2018 Interest payment dates February 1 and August 1 of each year • In February 2018, Petrobras issued the Export Credit Note No. 318,000.229, the amount of BRL 2.5 billion, the Export Credit Note 318,000,230, in the amount of BRL 2.0 billion, and the Export Credit Note 318,000,231, in the amount of BRL 2.0 billion, all in favor of Banco do Brasil, maturing in December 2024. • In December 2017, Petrobras contracted financing from the China Development Bank ( CDB ) in the amount of USD 5.0 billion. • In December 2017, Petrobras made prepayment of debts, directly or through its subsidiaries, which totaling USD 5.1 billion, to the following creditors: BNDES, Morgan Stanley, Export Development Canada (EDC), Santander, The Bank of Tokyo-Mitsubishi UFJ, Citibank, Kreditanstalt für Wiederaufbau (KFW), JP Morgan, HSBC, and Japan Bank for International Cooperation (JBIC). • Between October and December 2017, Petrobras, both directly and through its subsidiaries, carried out prepayments (USD 1.28 billion), renegotiations (USD 1.6 billion), and new financings (USD 300 million), according to the tables below. Table I - Prepayment Operation Prepaid Amount Institution Original Maturity (USD million) JP Morgan 730 2018 and 2019 136 dollars, maturing in March 2019 and 3,250% Global Notes, in euros, maturing in April 2019. The following is the main information of the issue: Securities maturing in 2029 Amount USD 2 billion Coupon 5.750% Issue price 98.402% Investor Income 5.950% Date 2/1/2029 First interest payment 8/1/2018 Interest payment dates February 1 and August 1 of each year • In February 2018, Petrobras issued the Export Credit Note No. 318,000.229, the amount of BRL 2.5 billion, the Export Credit Note 318,000,230, in the amount of BRL 2.0 billion, and the Export Credit Note 318,000,231, in the amount of BRL 2.0 billion, all in favor of Banco do Brasil, maturing in December 2024. • In December 2017, Petrobras contracted financing from the China Development Bank ( CDB ) in the amount of USD 5.0 billion. • In December 2017, Petrobras made prepayment of debts, directly or through its subsidiaries, which totaling USD 5.1 billion, to the following creditors: BNDES, Morgan Stanley, Export Development Canada (EDC), Santander, The Bank of Tokyo-Mitsubishi UFJ, Citibank, Kreditanstalt für Wiederaufbau (KFW), JP Morgan, HSBC, and Japan Bank for International Cooperation (JBIC). • Between October and December 2017, Petrobras, both directly and through its subsidiaries, carried out prepayments (USD 1.28 billion), renegotiations (USD 1.6 billion), and new financings (USD 300 million), according to the tables below. Table I - Prepayment Operation Prepaid Amount Institution Original Maturity (USD million) JP Morgan 730 2018 and 2019 136

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Table II - Existing financing renegotiation operations*

Institution	Prepaid Amount (USD million)	Original Maturity	Renegotiated Amount (USD million)	New Maturity
HSBC	400	2019	750	2022 and 2023
Intesa Sanpaolo	150	2020	850	2022

(*) This operation had no impact on income for the period in accordance with IFRS 9.

Table III - New Financing

Institution	New Financing Amount (USD million)	Date
Safra	300	2023

- Petrobras, through its wholly-owned subsidiary Petrobras Global Trading B.V. (PGT), raised funds in November 2017 with a syndicate of commercial banks, led by Standard Chartered, in the amount of USD 1 billion.
- Petrobras, through its subsidiary PGT, carried out prepayment, renegotiation and new financing operations in September 2017, totaling USD 6.3 billion, as shown below.

Table IV - Financing prepayment operations

Institution	Prepaid Amount (USD million)	Original Maturity
BNP Paribas	1,000	2019
Bank of China	1,000	2019
HSBC	666	2018

Table V - Existing Financing Renegotiation*

Institution	Renegotiated Amount (USD million)	Original Maturity	New Maturity
Mizuho Bank	570	2018 and 2019	2021 and 2022

(*) This operation had no impact on income for the period in accordance with IFRS 9.

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Table VI - Prepayment and new financing

Institution	Prepaid Amount (USD million)	Original Maturity	Financing Amount (USD million)	New Maturity
Bank of America	1,500	2018 and 2019	1,125	2022 and 2023

- In September 2017, Petrobras liquidated BNDES financing in the amount of BRL 1.4 billion, maturing in 2024.

- In September 2017, Petrobras, through its subsidiary PGT, prepaid financing with JPMorgan Chase Bank, NA, in the total amount of USD 1.13 billion, maturing between June 2019 and March 2020. Simultaneously, Company contracted new financing with said institution, in the amount of USD 847.5 million, maturing in 2022.

- In September 2017, Petrobras, directly or through its subsidiaries, carried out the following operations: i) prepayment of NCE (Export Credit Note) amounting BRL 2.5 billion, issued to Caixa Econômica Federal, maturing in November 2018. ii) a new issue of NCE for Banco Bradesco, in the amount of BRL 1 billion and maturing in August 2024; and (iii) prepayment of USD 250 million of a portion of a USD 1 billion financing with Banco Crédit Agricole CIB, with a deadline in December 2020, and renegotiation of remaining USD 750 million with maturity extension for December 2022. This operation had no impact on the period's result in accordance with IFRS 9.

- In September 2017, Petrobras, through its wholly-owned subsidiary Petrobras Global Finance B.V. (PGF), concluded settlement of the following transactions: (i) Global Securities Offer, (ii) Exchange Offer, and (iii) Buyback Offer.

- Global Securities Offer: Company, through its wholly-owned subsidiary PGF, settled the issue of USD 2 billion in new bonds maturing in 2025 and 2028, which were priced on 09/18/17 according to table VII below.

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Table VII - Global Securities issuance results

	Securities maturing in 2025	Securities maturing in 2028
Amount	USD 1 billion	USD 1 billion
Coupon	5.299% a.a.	5.999% a.a.
Issue Price	100.00%	100.00%
Investor Income	5.300% a.a.	6.000% a.a.
Date	1/27/2025	1/27/2028
First interest payment	1/27/2018	
Interest payment dates	January 27 and July 27 each year	

- Exchange Offer: In the Exchange Offer operation final result, holders of securities in volumes equivalent to USD 6,768,287,000.00 accepted the terms and conditions of the operation previously announced by PGF. Of said amount, USD 2,599,110,000.00 in equivalent volumes will be renegotiated to the new Global Notes security at 5.299% maturing in 2025, while USD 4,169,177,000.00 will be renegotiated to the new Global Notes security at 5.999% maturing in 2028. Both securities have the same conditions as the new securities issued through aforementioned Global Securities Offer. This operation had no impact on income for the period in accordance with IFRS 9. Tables VIII and IX summarize the Private Exchange Offer operation final result.

Table VIII - New Global Notes security renegotiation at 5.299% maturing in 2025

Securities	Identification code (CUSIP/ISIN)	Principal Value (USD million)	Principal Amount Offered to Investors (USD million)	Principal Renegotiated to New Security (USD million)
4,875% Global Notes maturing in 2020	71647NA42 / US71647NA42S	542.535	151.986	160.287
5.375% Global Notes maturing in 2021	71645WAR2 / US71645WAR2S	5,250.000	2,447.124	2,599.579

Table IX - Global New Notes Security Renegotiation to 5.99% maturing in 2028

Securities	Identification code (CUSIP/ISIN)	Principal Value (USD million)	Principal Amount Offered to Investors (USD million)	Principal Renegotiated to New Security (USD million)
7,875% Global Notes maturing in 2019	71645WAN1 / US71645WAN11	705.560	141.179	153.413
5.75% Global Notes maturing in 2020	71645WAP6 / US71645WAP68	1,165.227	207.765	223.259
8,375% Global Notes maturing in 2021	71647NAP4 / US71647NAP42	6,750.000	3,820.233	4,459.462

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- Buyback Offer: Holders of securities, which are neither qualified institutional investors in the United States, nor investors in other countries, have offered a total amount equivalent to USD 210,123,000.00, under the terms of the buyback transaction previously announced by PGF.

Table X - Securities Buyback

Securities	Identification code (CUSIP/ISIN)	Principal Amount Due (USD million)	Principal Amount validated and accepted for Buyback Investors (USD million)	Actual value spent on buyback - Principal + Premium (USD million)
7,875% Global Notes maturing in 2019	71645WAN1 / US71645WAN11	705.560	6.030000	6.554610
4,875% Global Notes maturing in 2020	71647NA42 / US71647NA425	542.535	10.006000	10.556330
5,750% Global Notes maturing in 2020	71645WAP6 / US71645WAP68	1,165.227	18.778000	20.186350
5.375% Global Notes maturing in 2021	71645WAR2 / US71645WAR25	5,250.000	90.071000	95.700437
8,375% Global Notes maturing in 2021	71647NAP4 / US71647NAP42	6,750.000	85.238000	90.515365

- In August 2017 Petrobras, through its subsidiary PNBV, entered into a transaction with the Bank of Tokyo-Mitsubishi UFJ, Ltd., through prepayment of debt in the amount of USD 333 million, maturing in 2018, and the simultaneous contracting of new financing in the amount of USD 500 million, maturing in 2022.
- In July 2017, Petrobras, through its subsidiary PGT, contracted a USD 150 million financing with Banco Safra, maturing in 2022.
- In June 2017, Petrobras informs that it executed a financing operation with Banco do Brasil, in the form of an Export Credit Note (NCE), in the amount of BRL 7 billion, maturing in 2022. Simultaneously, Petrobras settled NCEs in advance, in the amount of BRL 6 billion, which would mature in 2019, with the same financial institution.
- In June 2017, Petrobras, through its subsidiary PGT, entered into a transaction with the Canadian bank, The Bank of Nova Scotia, through the prepayment of debt amounting USD 500 million to mature in 2019, and simultaneous new financing in the amount of USD 750 million, maturing in 2022.

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- In June 2017, Petrobras, through its wholly-owned subsidiary PGF, completed the financial settlement of the early redemption of 2,750% Global Notes securities in the amount of € 0.54 billion, 5.875% Global Notes in the amount of USD 0.54 billion and 4,875% Global Notes in the amount of € 0.54 billion, all maturing in 2018.
- In May 2017, Petrobras, through its subsidiary PGT, entered into a prepayment of debt with Citibank, N.A. in the amount of USD 500 million and maturing in 2017 and 2018. At the same time, it contracted new financing with the institution, in the same amount, maturing in 2022.
- In May 2017, Petróleo Brasileiro S.A. through its wholly-owned subsidiary PGF concluded the reopening of securities in the international capital market (Global Notes), in the amount of USD 4 billion, maturing in 2022, 2027 and 2044. The transaction was priced on May 15, 2017, as disclosed to the market.

Table XI - Global Securities Reopening

	Securities maturing in 2022	Securities maturing in 2027	Securities maturing in 2044
Amount	USD 1 billion	USD 2 billion	USD 1 billion
Coupon	6.125% a.a.	7.375% a.a.	7.250% a.a.
Issue Price	105.140%	109.954%	102.993%
Investor Income	4.875% a.a.	6.000% a.a.	7.000% a.a.
Date	1/17/2022	1/17/2027	3/17/2044
First interest payment	7/17/2017		9/17/2017
Interest payment dates	January 17 and July 17 each year		March 17 and September 17 of each year

- In February 2017 Petrobras reported the final result of the "Buyback Offer" made through its wholly owned subsidiary PGF. Holders of securities in volumes equivalent to USD 5,576,655,092, of which USD 4,899,100,000 and € 631,753,000, accepted, until February 23, 2017, at 11:59 p.m. (New York time) Expiration Date "), the buyback transaction's terms and conditions previously announced by PGF. Of this amount, USD 5,562,898,592 in equivalent volumes were accepted for buyback on January 25, 2017 ("Early Termination Date") and USD 13,756,500 were subsequently offered by investors and accepted by Company.

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Table XII - Securities Buyback

Securities	Identification code (CUSIP/ISIN)	Principal Amount Due (USD/€ million)	Principal Amount Offered by Investors (USD/€ million)	Principal Amount Accepted for Buyback (USD/€ million)
3,000% Global Notes maturing in January 2019	71647NAB5 / US71647NAB55	USD 1,452.566	USD 760.733	USD 760.733
Floating Rate Global Notes maturing in January 2019	71647NAE9 / US71647NAE94	USD 750.492	USD 419.477	USD 419.477
7,875% Global Notes maturing in March/2019	71645WAN1 / US71645WAN11	USD 1,813.907	USD 1,108.347	USD 1,108.347
3,250% Global Notes maturing in April/2019	NA/XS0835886598	€ 1,300,000	€ 631,753	€ 631,753
5,750% Global Notes maturing in January/2020	71645WAP6 / US71645WAP68	USD 2,500.000	USD 1,334.773	USD 1,334.773
4,875% Global Notes maturing in March/2020	71647NAH2 / US71647NAH26	USD 1,500.000	USD 957.465	USD 957.465
Floating Rate Global Notes maturing in March/2020	71647NAJ3 / US716477NAJ38	USD 500.000	USD 318.305	USD 318.305

- In January 2017, Petrobras, through its subsidiary PGF, concluded the securities offer in the international capital market (Global Notes) in the amount of USD 4 billion and maturities of 5 and 10 years.

Table XIII - Global Securities issuance results

	Securities maturing in 2022	Securities maturing in 2027
Amount	USD 2 billion	USD 2 billion
Coupon	6.125% a.a.	7.375% a.a.
Issue Price	100.000%	100.000%
Investor Income	6.125% a.a.	7.375% a.a.
Date	1/17/2022	1/17/2027
First interest payment	7/17/2017	
Interest payment dates	January 17 and July 17 each year	

142

BR PETROBRAS

- In December 2016, Petrobras contracted financing with the China Development Bank ("CDB"), in the amount of USD 5.0 billion. The total term of the operation is 10 years.
- In November 2016, Petrobras contracted with CEF a bank credit note in the amount of USD 1.08 billion, used to extend credit operations with the financial institution itself.
- In October 2016, Petrobras, through PGT, contracted export prepayments of USD 1.2 billion with Banco Santander, partially used to extend credit operations with the financial institution itself.
- In March 2016, Petrobras, through PNBV, entered into a USD 1.0 billion "Sale & Leaseback" structured transaction with the Industrial and Commercial Bank of China Leasing (ICBC Leasing).
- In May and July 2016, Petrobras, through PGF, issued USD 9.75 billion of securities in the international market, with maturities of 5 and 10 years, whose proceeds were used to buyback securities maturing by 2020.
- In March, July and October 2016, Petrobras, through the PGT, disbursed amounts of financing contracted with the Export Credit Agencies (ECAs), in the amount of USD 0.3 billion.
- For domestic and international capital market operations, (i) Petrobras or (ii) Petrobras through one of its wholly-owned subsidiaries, has issued transactions whose totals are found in the table below:

Period	Capital Market Funding			
	In Millions of USD		In Millions of BRL	
	International Capital Market	Domestic Capital Markets	International Capital Market	Domestic Capital Markets
2016	9,750	0	33,450	0
2017	10,249	1,577	32,574	4,989
2018	1,962	239	6,359	944

e) Sources of financing for working capital and investments in non-current assets to be used for covering liquidity deficiencies

Company's Executive Officers report that in 2019 Company intends to use funds from the partnerships and divestitures program, from various sources of funding and borrowing (ECAs, banking market, capital markets, among others) as well as its operational generation to supply its need for liquidity, to manage liabilities and

143

make the investments described in Company's Business and Management Plan. With respect to said loans and financing, Company intends to amortize debts in an amount greater than or equal to the amount raised, so that the net funding is at a maximum of zero, as provided for in the Business and Management Plan 2019-2023. f) Indebtedness Levels and the characteristics of said debts, further describing: i. relevant loan and financing agreements Company's Executive Officers comment that in 2018 Company raised BRL 38,023 million, of which: (i) the offering of securities in the international capital markets (Global Notes) maturing in 2029, in the amount of BRL 6,359 million USD 1,962 million); ii) raising BRL 3,774 million in financing with export credit agencies in the amount of BRL 3,774; and iii) funding in the national and international banking market, with maturities between 4.5 years and 6.5 years, in the total amount of BRL 26,227 million. In addition, in 2018, Company settled several loans and financing, notably: (i) the buyback and/or redemption of BRL 49,719 million (USD 13,943 million) of securities in the international capital market with the payment of premium to securities holders that delivered their securities in the transaction in the amount of BRL 1,015 million; (ii) the prepayment of BRL 55,116 million of loans in the domestic and international banking market; (iii) the prepayment of BRL 4,932 million in financing from the BNDES. On December 31, 2018, the debt average maturity was 9.14 years (8.62 years on December 31, 2017). Interest and principal amortizations totaling BRL 141,483 million in 2018, up 3% on the same period in 2017. 12/31/2016 12/31/2017 12/31/2018 Financing Average Rate (% p.a.) 6.2 6.1 6.1 Average maturity time (in years) 7.46 8.62 9.14 Leverage (%) 55 51 49 In the year ended December 31, 2018, Company raised BRL 38,023 million, noticeably: (i) funding in the national and international banking market, with maturities between 4.5 years and 6.5 years, in the total amount of BRL 26,227 million, (ii) offering securities in the international capital market (Global Notes) with maturities in 2029, in the amount of BRL 6,359 million, (USD 1,962 million); and (iii) funding of BRL 3,774 million in financing from export credit agencies. 144 make the investments described in Company's Business and Management Plan. With respect to said loans and financing, Company intends to amortize debts in an amount greater than or equal to the amount raised, so that the net funding is at a maximum of zero, as provided for in the Business and Management Plan 2019-2023. f) Indebtedness Levels and the characteristics of said debts, further describing: i. relevant loan and financing agreements Company's Executive Officers comment that in 2018 Company raised BRL 38,023 million, of which: (i) the offering of securities in the international capital markets (Global Notes) maturing in 2029, in the amount of BRL 6,359 million USD 1,962 million); ii) raising BRL 3,774 million in financing with export credit agencies in the amount of BRL 3,774; and iii) funding in the national and international banking market, with maturities between 4.5 years and 6.5 years, in the total amount of BRL 26,227 million. In addition, in 2018, Company settled several loans and financing, notably: (i) the buyback and/or redemption of BRL 49,719 million (USD 13,943 million) of securities in the international capital market with the payment of premium to securities holders that delivered their securities in the transaction in the amount of BRL 1,015 million; (ii) the prepayment of BRL 55,116 million of loans in the domestic and international banking market; (iii) the prepayment of BRL 4,932 million in financing from the BNDES. On December 31, 2018, the debt average maturity was 9.14 years (8.62 years on December 31, 2017). Interest and principal amortizations totaling BRL 141,483 million in 2018, up 3% on the same period in 2017. 12/31/2016 12/31/2017 12/31/2018 Financing Average Rate (% p.a.) 6.2 6.1 6.1 Average maturity time (in years) 7.46 8.62 9.14 Leverage (%) 55 51 49 In the year ended December 31, 2018, Company raised BRL 38,023 million, noticeably: (i) funding in the national and international banking market, with maturities between 4.5 years and 6.5 years, in the total amount of BRL 26,227 million, (ii) offering securities in the international capital market (Global Notes) with maturities in 2029, in the amount of BRL 6,359 million, (USD 1,962 million); and (iii) funding of BRL 3,774 million in financing from export credit agencies. 144

In the fiscal year ended December 31, 2017, Company raised BRL 86,467 million, being: (i) several security offers in the international capital markets (maturities in 2022, 2025, 2027, 2028 and 2044) in the amount of BRL 32,574 million (USD 10,218 million); ii) debentures issuance in domestic capital market with maturities in 2022 and 2024 in the amount of BRL 4,989 million; and iii) funding in the national and international banking market, with maturities of approximately 5 years on average, in the total amount of BRL 41,645 million. In addition, in 2017, Company settled several loans and financing in the total amount of BRL 137,386 million, being: (i) buyback and/or redemption of BRL 24,356 million (USD 7,569 million) of securities in the international capital market, with maturities between 2018 and 2021, with the premium payment to security holders that delivered their securities in the transaction in the amount of BRL 1,067 million; (ii) prepayment of BRL 52,000 million in loans in the national and international banking market; (iii) prepayment of BRL 2,963 million of financing with export credit agencies; and (iv) prepayment of BRL 9,531 million in financing from the BNDES. In 2017, Company also carried out debt swap transactions that did not involve financial settlements, particularly: (i) exchange of BRL 21,217 million (USD 6,768 million) in securities in the international capital market with maturities between 2019 and 2021 for new securities in the amount of BRL 23,815 million (USD 7,597 million) and maturing in 2025 and 2028; and (ii) extension of debts in the national and international banking market, whose maturities would occur between 2018 and 2020, in the total amount of BRL 13,577 million (USD 4,257 million), for new debts in the same amounts, with maturities between 2020 and 2024. On December 31, 2017, the average maturity of the debt was 8.62 years (7.46 years on December 31, 2016). Interest and principal amortizations totaling BRL 137,386 million in 2017, 5% higher than 2016. In the fiscal year ended December 31, 2016, Company raised BRL 64,786 million, using the traditional sources of financing (Export Credit Agency - ECAs, banking market, capital markets and development banks) to obtain the necessary resources for the debt rollover and investment financing. There was a noticeable offer of USD 9.75 billion in global capital markets, with maturities of 5 and 10 years, for securities tender offer buyback in the amount of USD 9.3 and the funding from China Development Bank (CDB) in the amount of USD 5.0 billion. In addition, Company prepaid debts with BNDES, which totaling USD 6.75 billion. On December 31, 2016, the average maturity of the debt was 7.46 years (7.14 years on December 31, 2015). 145 In the fiscal year ended December 31, 2017, Company raised BRL 86,467 million, being: (i) several security offers in the international capital markets (maturities in 2022, 2025, 2027, 2028 and 2044) in the amount of BRL 32,574 million (USD 10,218 million); ii) debentures issuance in domestic capital market with maturities in 2022 and 2024 in the amount of BRL 4,989 million; and iii) funding in the national and international banking market, with maturities of approximately 5 years on average, in the total amount of BRL 41,645 million. In addition, in 2017, Company settled several loans and financing in the total amount of BRL 137,386 million, being: (i) buyback and/or redemption of BRL 24,356 million (USD 7,569 million) of securities in the international capital market, with maturities between 2018 and 2021, with the premium payment to security holders that delivered their securities in the transaction in the amount of BRL 1,067 million; (ii) prepayment of BRL 52,000 million in loans in the national and international banking market; (iii) prepayment of BRL 2,963 million of financing with export credit agencies; and (iv) prepayment of BRL 9,531 million in financing from the BNDES. In 2017, Company also carried out debt swap transactions that did not involve financial settlements, particularly: (i) exchange of BRL 21,217 million (USD 6,768 million) in securities in the international capital market with maturities between 2019 and 2021 for new securities in the amount of BRL 23,815 million (USD 7,597 million) and maturing in 2025 and 2028; and (ii) extension of debts in the national and international banking market, whose maturities would occur between 2018 and 2020, in the total amount of BRL 13,577 million (USD 4,257 million), for new debts in the same amounts, with maturities between 2020 and 2024. On December 31, 2017, the average maturity of the debt was 8.62 years (7.46 years on December 31, 2016). Interest and principal amortizations totaling BRL 137,386 million in 2017, 5% higher than 2016. In the fiscal year ended December 31, 2016, Company raised BRL 64,786 million, using the traditional sources of financing (Export Credit Agency - ECAs, banking market, capital markets and development banks) to obtain the necessary resources for the debt rollover and investment financing. There was a noticeable offer of USD 9.75 billion in global capital markets, with maturities of 5 and 10 years, for securities tender offer buyback in the amount of USD 9.3 and the funding from China Development Bank (CDB) in the amount of USD 5.0 billion. In addition, Company prepaid debts with BNDES, which totaling USD 6.75 billion. On December 31, 2016, the average maturity of the debt was 7.46 years (7.14 years on December 31, 2015). 145

PETROBRAS

Interest and principal amortizations totaling BRL 131,395 million in 2016, 86.1% higher than in 2015.

The summary information on Company's financing on December 31, 2018 is as follows:

Consolidated

Maturity in	2019	2020	2021	2022	2023	2024 onwards	Total (**)	Fair value
Financing in U.S. Dollars (US$)(*):	8,134	5,960	17,816	22,190	35,933	151,853	241,886	250,942
Floating rate debt	5,264	5,708	9,788	16,888	23,926	48,632	110,206	
Fixed rate debt	2,870	252	8,028	5,302	12,007	103,221	131,680	
Average interest rate	5.4%	5.9%	5.8%	5.7%	5.7%	6.5%	6.2%	
Financing in Brazilian Reais (R$):	5,347	8,384	8,099	15,134	8,369	16,692	62,025	56,653
Floating rate debt	3,561	7,423	7,110	13,855	7,487	12,028	51,464	
Fixed rate debt	1,786	961	989	1,279	882	4,664	10,561	
Average interest rate	6.1%	6.1%	6.7%	6.5%	6.7%	5.9%	6.3%	
Financing in Euro (€):	481	849	1,255	2,654	2,003	6,389	13,631	16,500
Floating rate debt	4	674	-	-	-	-	678	
Fixed rate debt	477	175	1,255	2,654	2,003	6,389	12,953	
Average interest rate	4.5%	4.6%	4.8%	4.9%	4.6%	4.6%	4.7%	
Financing in Pound Sterling (£):	226	-	-	-	-	8,374	8,600	8,842
Fixed rate debt	226	-	-	-	-	8,374	8,600	
Average interest rate	5.9%	-	-	-	-	6.3%	6.2%	
Financing in other currencies:	19	-	-	-	-	-	19	19
Floating rate debt	-	-	-	-	-	-	-	
Fixed rate debt	19	-	-	-	-	-	19	
Average interest rate	9.9%	-	-	-	-	-	9.9%	
Total at December 31, 2018	14,207	15,193	27,170	39,978	46,305	183,308	326,161	332,956
Average interest rate	5.5%	5.9%	5.9%	5.8%	5.8%	6.4%	6.1%	
Total at December 31, 2017	23,160	21,423	31,896	42,168	59,594	182,483	360,724	385,780
Average interest rate	5.6%	5.9%	5.9%	5.9%	5.7%	6.4%	6.1%	

(*) It includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**) The average maturity of outstanding debt at December 31, 2018 is 9.05 years (9.14 years at December 31, 2017).

In 2018, gross debt in reals fell 10%, mainly as a result of debt repayment, net debt fell 4%, and the average maturity of debt was 9.14 years (8.62 years on December 31 of 2017). The average financing rate stood at 6.1% in December 2018, same value for the end of 2017.

ii. Other long-term relationships with financial institutions

Company's Executive Officers comment that Company has no other long-term relationships with financial institutions on December 31, 2018.

146

iii. Degree of subordination between debts Company's Executive Officers comment that there is no contractual subordination degree between Company's unsecured corporate debts. Financial debts with secured guarantee have the preferences and prerogatives provided by law. Additionally, Company's total loans, financing and debt securities on December 31, 2018 were BRL 326.1 billion. Of said amount, 83.4% (BRL 272.1 billion) corresponded to obligation of unsecured nature, while 16.6% (BRL 54.0 billion) corresponded to bonds with secured guarantees. Financial institutions require guarantees from Petrobras when they lend resources to Company's subsidiaries. Due to a guarantee agreement that the Federal Government issued in favor of Multilateral Credit Agencies, motivated by financing obtained by TBG- Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. ( TBG ), counter-guarantee agreements were entered into by and between the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A. In said agreement, TBG undertakes to link its revenues to order of the National Treasury until settlement of obligations that the Union guarantees. Petrobras maintains the management of Specific Purpose Societies ( SPE ), which were created with the purpose of providing resources for continuous development of its oil and gas transportation and production infrastructure projects, as well as improvements in refineries. Guarantees given to national and international financial agents are the project assets themselves, as well as pledge of credit rights and shares of the SPE. iv. Restrictions imposed to issuer, especially in relation to indebtedness limits, new debts, dividends distribution, assets sale, new securities issuance, and corporate control sale, as well as issuer compliance with said restrictions Company's Executive Officers comment that there is a financial covenant in agreements entered into with BNDES at 2011, which provide for a ratio between Net Debt in Brazilian reals and EBITDA exceeding 5.5. 147 iii. Degree of subordination between debts Company's Executive Officers comment that there is no contractual subordination degree between Company's unsecured corporate debts. Financial debts with secured guarantee have the preferences and prerogatives provided by law. Additionally, Company's total loans, financing and debt securities on December 31, 2018 were BRL 326.1 billion. Of said amount, 83.4% (BRL 272.1 billion) corresponded to obligation of unsecured nature, while 16.6% (BRL 54.0 billion) corresponded to bonds with secured guarantees. Financial institutions require guarantees from Petrobras when they lend resources to Company's subsidiaries. Due to a guarantee agreement that the Federal Government issued in favor of Multilateral Credit Agencies, motivated by financing obtained by TBG- Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. ( TBG ), counter-guarantee agreements were entered into by and between the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A. In said agreement, TBG undertakes to link its revenues to order of the National Treasury until settlement of obligations that the Union guarantees. Petrobras maintains the management of Specific Purpose Societies ( SPE ), which were created with the purpose of providing resources for continuous development of its oil and gas transportation and production infrastructure projects, as well as improvements in refineries. Guarantees given to national and international financial agents are the project assets themselves, as well as pledge of credit rights and shares of the SPE. iv. Restrictions imposed to issuer, especially in relation to indebtedness limits, new debts, dividends distribution, assets sale, new securities issuance, and corporate control sale, as well as issuer compliance with said restrictions Company's Executive Officers comment that there is a financial covenant in agreements entered into with BNDES at 2011, which provide for a ratio between Net Debt in Brazilian reals and EBITDA exceeding 5.5. 147

Company has no covenants related to financial indicators in other financing agreements. Company's Executive Officers also comment that Company has other covenants related to financing agreements, such as: (i) presentation of financial statements within 90 days for interim periods, without independent auditors review, and 120 days for fiscal year closing, with maturing terms that extend those periods in 30 and 60 days, depending on financing; (ii) Negative pledge/Permitted liens clauses, in which Petrobras and its material subsidiaries undertake not to create liens on their assets to guarantee debts in addition to the allowable liens; (iii) compliance with applicable laws, rules and regulations governing business conduct, including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption and anti-money laundering laws and to institute and maintain policies necessary for said compliance; (v) clauses in financing agreements that restrict relations with entities or even countries sanctioned mainly by the USA (including but not limited to OFAC, Department of State and Department of Commerce), the European Union and the United Nations, (vi) clauses related to indebtedness level in certain debt agreements with BNDES, and (vii) clauses that restrict Company's share control change without notice delivered beforehand to creditor. Company's Executive Officers declare that, to the best of their knowledge, on 12/31/2018, Company did not breach any covenant of its financial agreements. In addition, Company is party to agreements that provide for early maturity in the event of Company control disposal and assets disposal, provided that said disposal does not cause a material adverse effect on Company. g) Financing limits and percentages already used Once the previous agreement conditions have been fulfilled, the following amounts below are available for withdrawal: Balance Percentage already used Company Contracted Used (On 12/31/2018) (On 12/31/2018) Abroad (Amounts in USD million) Petrobras 200 40 160 20.00% 148 Company has no covenants related to financial indicators in other financing agreements. Company's Executive Officers also comment that Company has other covenants related to financing agreements, such as: (i) presentation of financial statements within 90 days for interim periods, without independent auditors review, and 120 days for fiscal year closing, with maturing terms that extend those periods in 30 and 60 days, depending on financing; (ii) Negative pledge/Permitted liens clauses, in which Petrobras and its material subsidiaries undertake not to create liens on their assets to guarantee debts in addition to the allowable liens; (iii) compliance with applicable laws, rules and regulations governing business conduct, including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption and anti-money laundering laws and to institute and maintain policies necessary for said compliance; (v) clauses in financing agreements that restrict relations with entities or even countries sanctioned mainly by the USA (including but not limited to OFAC, Department of State and Department of Commerce), the European Union and the United Nations, (vi) clauses related to indebtedness level in certain debt agreements with BNDES, and (vii) clauses that restrict Company's share control change without notice delivered beforehand to creditor. Company's Executive Officers declare that, to the best of their knowledge, on 12/31/2018, Company did not breach any covenant of its financial agreements. In addition, Company is party to agreements that provide for early maturity in the event of Company control disposal and assets disposal, provided that said disposal does not cause a material adverse effect on Company. g) Financing limits and percentages already used Once the previous agreement conditions have been fulfilled, the following amounts below are available for withdrawal: Balance Percentage already used Company Contracted Used (On 12/31/2018) (On 12/31/2018) Abroad (Amounts in USD million) Petrobras 200 40 160 20.00% 148

PETROBRAS

PGT BV	5,750	1,122	4,628	19.51%
In the country (Amounts in BRL million)				
Petrobras	6,000	-	6,000	0.00%
Transpetro	781	204	577	26.12%

h) Significant changes in each item of financial statements

Company's Executive Officers comment that the financial information contained and reviewed below is derived from the consolidated financial statements for the fiscal years ended December 31, 2018, 2017 and 2016

149

PETROBRAS

In BRL Million	2018	2017	2016	Vertical Analysis % 2018	Vertical Analysis % 2017	Vertical Analysis % 2016	Horizontal Analysis 2018 x 2017 BRL	Horizontal Analysis 2018 x 2017 %	Horizontal Analysis 2017 x 2016 BRL	Horizontal Analysis 2017 x 2016 % Consolidated
Sales revenue	**349,836**	**283,695**	**282,589**	**100**	**100**	**100**	**66,141**	**23.3**	**1,106**	**0.4**
Cost of products and services sold	(225,293)	(192,100)	(192,611)	(64.4)	(67.7)	(68.2)	(33,193)	17.3	511	(0.3)
Gross profit	**124,543**	**91,595**	**89,978**	**35.6**	**32.3**	**31.8**	**32,948**	**36.0**	**1,617**	**1.8**
Sales	(16,861)	(14,510)	(13,825)	(4.8)	(5.1)	(4.9)	(2,351)	16.2	(685)	5.0
General and administrative	(8,932)	(9,314)	(11,482)	(2.6)	(3.3)	(4.1)	382	(4.1)	2,168	(18.9)
Oil & gas extraction exploration costs	(1,904)	(2,563)	(6,056)	(0.5)	(0.9)	(2.1)	659	(25.7)	3,493	(57.7)
Costs with research and technological	(2,349)	(1,831)	(1,826)	(0.7)	(0.6)	(0.6)	(518)	28.3	(5)	0.3
Taxes	(2,790)	(5,921)	(2,456)	(0.8)	(2.1)	(0.9)	3,131	(52.9)	(3,465)	141.1
Impairment	(7,689)	(3,862)	(20,297)	(2.2)	(1.4)	(7.2)	(3,827)	99.1	16,435	(81.0)
Other expenses (revenues), net	(21,061)	(17,970)	(16,925)	(6.0)	(6.3)	(6.0)	(3,091)	17.2	(1,045)	6.2
Operating Expenses (Revenues)	**(61,586)**	**(55,971)**	**(72,867)**	**(17.6)**	**(19.7)**	**(25.8)**	**(5,615)**	**10.0**	**16,896**	**(23.2)**
Profit (loss) before financial income, interests, and taxes	**62,957**	**35,624**	**17,111**	**18.0**	**12.6**	**6.1**	**27,333**	**76.7**	**18,513**	**108.2**
Financial income	11,647	3,337	3,638	3.3	1.2	1.3	8,310	249.0	(301)	(8.3)
Financial expenses	(20,898)	(23,612)	(24,176)	(6.0)	(8.3)	(8.6)	2,714	-11.5	564	(2.3)
Monetary variation and exchange rates	(11,849)	(11,324)	(6,647)	(3.4)	(4.0)	(2.4)	(525)	4.6	(4,677)	70.4
Net financial result	**(21,100)**	**(31,599)**	**(27,185)**	**(6.0)**	**(11.1)**	**(9.6)**	**10,499**	**-33.2**	**(4,414)**	**16.2**
Results of investments in investees	1,919	2,149	(629)	0.5	0.8	(0.2)	(230)	(10.7)	2,778	(441.7)
Profit (Loss) before taxes	**43,776**	**6,174**	**(10,703)**	**12.5**	**2.2**	**(3.8)**	**37,602**	**609.0**	**16,877**	**(157.7)**
Income tax and social contribution	(17,078)	(5,797)	(2,342)	(4.9	(2.0)	(0.8)	(11,281)	194.6	(3,455)	147.5
Profit/(Loss) for the year	**26,698**	**377**	**(13,045)**	**7.6**	**0.1**	**(4.6)**	**26,321**	**6,981.7**	**13,422**	**(102.9)**
Petrobras' Shareholders	25,779	(446)	(14,824)	7.4	(0.2)	(5.2)	26,225	(5,880)	14,378	(97.0)
Non-controlling shareholders	919	823	1,779	0.3	0.3	0.6	96	11.7	(956)	(53.7)
Profit/(Loss) for the year	**26,698**	**377**	**(13,045)**	**7.6**	**0.1**	**(4.6)**	**26,321**	**6,981.7**	**13,422**	**(102.9)**

150

Consolidated Statement of Income Analysis Fiscal Year of 2018 x Fiscal Year of 2017 Company's Executive Officers comment on the main changes in the income statement, as described below: Sales Revenue Sales revenue of BRL 349,836 million, BRL 66,141 million higher than 2017 (BRL 283,695 million), reflecting: • increase in domestic market revenues (BRL 42,982 million), resulting from: § higher average derivative prices (BRL 46,820 million), mainly diesel (BRL 21,108 million), gasoline (BRL 10,202 million) and other derivatives (BRL 15,510 million) in line with the increase in international prices, and depreciation of the Brazilian real against the US dollar; § higher natural gas revenues (BRL 4,049 million), reflecting higher commodity prices; § lower sales volume of derivatives in domestic market (BRL 1,934 million), especially: § (BRL 6,354 million), reflecting the loss of market share for ethanol; § naphtha (BRL 2,337 million), due to reduction in sales to Braskem; and § growth in diesel sales (BRL 7,409 million), due to the lower volume imported by other players, partially offsetting the aforementioned effects. • increase in export revenues (BRL 16,262 million), basically oil and oil derivatives, due to higher prices, following the rise in international prices and the Brazilian real depreciation against the US dollar and the higher exported volume of gasoline due to the loss of domestic market share to ethanol, partially offset by reduction in oil exported volume due to lower production; and • increase in sales revenues abroad (BRL 6,897 million), reflecting higher international prices. 151 Consolidated Statement of Income Analysis Fiscal Year of 2018 x Fiscal Year of 2017 Company's Executive Officers comment on the main changes in the income statement, as described below: Sales Revenue Sales revenue of BRL 349,836 million, BRL 66,141 million higher than 2017 (BRL 283,695 million), reflecting: • increase in domestic market revenues (BRL 42,982 million), resulting from: § higher average derivative prices (BRL 46,820 million), mainly diesel (BRL 21,108 million), gasoline (BRL 10,202 million) and other derivatives (BRL 15,510 million) in line with the increase in international prices, and depreciation of the Brazilian real against the US dollar; § higher natural gas revenues (BRL 4,049 million), reflecting higher commodity prices; § lower sales volume of derivatives in domestic market (BRL 1,934 million), especially: § (BRL 6,354 million), reflecting the loss of market share for ethanol; § naphtha (BRL 2,337 million), due to reduction in sales to Braskem; and § growth in diesel sales (BRL 7,409 million), due to the lower volume imported by other players, partially offsetting the aforementioned effects. • increase in export revenues (BRL 16,262 million), basically oil and oil derivatives, due to higher prices, following the rise in international prices and the Brazilian real depreciation against the US dollar and the higher exported volume of gasoline due to the loss of domestic market share to ethanol, partially offset by reduction in oil exported volume due to lower production; and • increase in sales revenues abroad (BRL 6,897 million), reflecting higher international prices. 151

Cost of products sold Cost of products sold in the amount of BRL 225,293 million, BRL 33,193 million higher than in 2017 (BRL 192,100 million), particularly due to the following factors: • higher expenses with government participation and oil, oil derivatives and natural gas imports, due to higher commodity costs and the Brazilian real devaluation against the US dollar. Government participation was also influenced by the increase in production in fields where the incidence of special participation rates is high; • the increase in costs associated with activities abroad, reflecting the increase in international prices; and • the increase in imported oil share in the processed load and LNG in sales mix, due to lower production. Sales Expenses Sales expenses of BRL 16,861 million, BRL 2,351 million higher because of increased logistics costs resulting from payment of tariffs for using pipelines after NTS was sold in April/2017 (BRL 1,076 million); higher credit losses in electricity industry (BRL 82 million); and higher expenses with LNG regasification terminals and coastal navigation, due to the Brazilian real devaluation against the US dollar. General and Administrative Expenses General and administrative expenses of BRL 8,932 million, BRL 382 million lower, reflecting lower expenses with consulting, IT and administrative services rendered by third parties, following the financial discipline of controlling expenses. Oil & gas extraction exploration costs Oil and natural gas extraction exploration costs of BRL 1,904 million, BRL 659 million lower due to lower expenses with non-viable projects (BRL 576 million) and reduction of provisions regarding local content agreed penalties (BRL 162 million). 152 Cost of products sold Cost of products sold in the amount of BRL 225,293 million, BRL 33,193 million higher than in 2017 (BRL 192,100 million), particularly due to the following factors: • higher expenses with government participation and oil, oil derivatives and natural gas imports, due to higher commodity costs and the Brazilian real devaluation against the US dollar. Government participation was also influenced by the increase in production in fields where the incidence of special participation rates is high; • the increase in costs associated with activities abroad, reflecting the increase in international prices; and • the increase in imported oil share in the processed load and LNG in sales mix, due to lower production. Sales Expenses Sales expenses of BRL 16,861 million, BRL 2,351 million higher because of increased logistics costs resulting from payment of tariffs for using pipelines after NTS was sold in April/2017 (BRL 1,076 million); higher credit losses in electricity industry (BRL 82 million); and higher expenses with LNG regasification terminals and coastal navigation, due to the Brazilian real devaluation against the US dollar. General and Administrative Expenses General and administrative expenses of BRL 8,932 million, BRL 382 million lower, reflecting lower expenses with consulting, IT and administrative services rendered by third parties, following the financial discipline of controlling expenses. Oil & gas extraction exploration costs Oil and natural gas extraction exploration costs of BRL 1,904 million, BRL 659 million lower due to lower expenses with non-viable projects (BRL 576 million) and reduction of provisions regarding local content agreed penalties (BRL 162 million). 152

Tax Expenses Tax expenses of BRL 2,790 million, BRL 3,131 million lower, basically due to the effects of adherence to the Federal Tax Regularization Programs in 2017 (BRL 2,841 million). Impairment Loss due to assets impairment of BRL 7,689 million, BRL 3,827 million higher, mainly due to higher losses in the oil and gas production fields in Brazil, reflecting the revision of future expenditures estimates regarding areas dismantling and increase in exchange rate, and sale of PAI's E&P assets in the Gulf of Mexico. Other operating expenses (revenues), net Other operating expenses totaling BRL 21,061 million, BRL 3,091 million higher than in 2017, mainly: • lower net gains from sale and write-off of assets in the amount of BRL 4,437 million, particularly due to: § gains with sale of interest in the company Nova Transportadora do Sudeste (NTS) in 2017 (BRL 7,040 million); § Roncador field interest sale price adjustment of 25% (BRL 801 million); and § partially offset by gains from the sale of Lapa, Iara and Carcará areas (BRL 3,223 million) in the 1st quarter of 2018. • losses with market value negative variation of put options contracted to protect the price of part of the oil production (BRL 1,466 million), considering its nature of insurance and protection against the commodity variation; • expenses with adherence to the Petrobras Careers and Compensation Plan (PCR) (BRL 1,156 million); • expenses related to unitizations, which provide for equalization of expenses and production volumes for Sapinhoá, Lula, Tartaruga Verde, Berbigão and Sururu fields (BRL 1,064 million); • less provision for losses and contingencies with lawsuits (BRL 3,058 million), due to: 153 Tax Expenses Tax expenses of BRL 2,790 million, BRL 3,131 million lower, basically due to the effects of adherence to the Federal Tax Regularization Programs in 2017 (BRL 2,841 million). Impairment Loss due to assets impairment of BRL 7,689 million, BRL 3,827 million higher, mainly due to higher losses in the oil and gas production fields in Brazil, reflecting the revision of future expenditures estimates regarding areas dismantling and increase in exchange rate, and sale of PAI's E&P assets in the Gulf of Mexico. Other operating expenses (revenues), net Other operating expenses totaling BRL 21,061 million, BRL 3,091 million higher than in 2017, mainly: • lower net gains from sale and write-off of assets in the amount of BRL 4,437 million, particularly due to: § gains with sale of interest in the company Nova Transportadora do Sudeste (NTS) in 2017 (BRL 7,040 million); § Roncador field interest sale price adjustment of 25% (BRL 801 million); and § partially offset by gains from the sale of Lapa, Iara and Carcará areas (BRL 3,223 million) in the 1st quarter of 2018. • losses with market value negative variation of put options contracted to protect the price of part of the oil production (BRL 1,466 million), considering its nature of insurance and protection against the commodity variation; • expenses with adherence to the Petrobras Careers and Compensation Plan (PCR) (BRL 1,156 million); • expenses related to unitizations, which provide for equalization of expenses and production volumes for Sapinhoá, Lula, Tartaruga Verde, Berbigão and Sururu fields (BRL 1,064 million); • less provision for losses and contingencies with lawsuits (BRL 3,058 million), due to: 153

§ agreement to close Class Action in 2017 (BRL 11,198 million); § reversal of provision referring to BR Distribuidora's extrajudicial agreement for the discharge of tax debts with the State of Mato Grosso (BRL 1,372 million); § reversal of provision due to the adherence to the amnesty program with the State of Rio de Janeiro (BRL 1,215 million); § agreements to close investigations with US authorities (BRL 3,536 million); § provision referring to the agreement with the ANP on the unification of fields at Parque das Baleias (3,545 million); § provision for US arbitrations on a drilling service agreement with the Titanium Explorer (Vantage) (BRL 2,660 million); and § exchange rate on Class Action's passive exposure in US dollars, reflecting the devaluation of the Brazilian real against the US dollar (BRL 1,646 million). • greater positive result related to areas dismantling (BRL 1,272 million); and • greater reimbursement of resources recovered by Operation Lava Jato (BRL 987 million); Net Financial Result Net financial loss of BRL 21.1 billion, BRL 10.499 million lower than in 2017, due to: • a reduction of BRL 11,024 million in net financial expenses, especially: § recognition of gain due to the agreements signed in 2018 regarding receivables from the electricity sector of the Eletrobras System (BRL 5,259 million), see note 8.4 to the Financial Statements; § charges arising from joining the Federal Tax Regularization Programs in 2017 (BRL 2,693 million); § reduction of interest expenses due to prepayments of debts (BRL 1,067 million); and § financial income arising from the updating of the interest on the receivables from the oil and alcohol account, as a result of the favorable decision, in res judicata, against the Federal Government (BRL 344 million). • a negative monetary and exchange rate variation of BRL 525 million, caused by negative exchange variation of BRL 587 million due to the appreciation of 5.3% of 154 § agreement to close Class Action in 2017 (BRL 11,198 million); § reversal of provision referring to BR Distribuidora's extrajudicial agreement for the discharge of tax debts with the State of Mato Grosso (BRL 1,372 million); § reversal of provision due to the adherence to the amnesty program with the State of Rio de Janeiro (BRL 1,215 million); § agreements to close investigations with US authorities (BRL 3,536 million); § provision referring to the agreement with the ANP on the unification of fields at Parque das Baleias (3,545 million); § provision for US arbitrations on a drilling service agreement with the Titanium Explorer (Vantage) (BRL 2,660 million); and § exchange rate on Class Action's passive exposure in US dollars, reflecting the devaluation of the Brazilian real against the US dollar (BRL 1,646 million). • greater positive result related to areas dismantling (BRL 1,272 million); and • greater reimbursement of resources recovered by Operation Lava Jato (BRL 987 million); Net Financial Result Net financial loss of BRL 21.1 billion, BRL 10.499 million lower than in 2017, due to: • a reduction of BRL 11,024 million in net financial expenses, especially: § recognition of gain due to the agreements signed in 2018 regarding receivables from the electricity sector of the Eletrobras System (BRL 5,259 million), see note 8.4 to the Financial Statements; § charges arising from joining the Federal Tax Regularization Programs in 2017 (BRL 2,693 million); § reduction of interest expenses due to prepayments of debts (BRL 1,067 million); and § financial income arising from the updating of the interest on the receivables from the oil and alcohol account, as a result of the favorable decision, in res judicata, against the Federal Government (BRL 344 million). • a negative monetary and exchange rate variation of BRL 525 million, caused by negative exchange variation of BRL 587 million due to the appreciation of 5.3% of 154 the US dollar against the average active exposure in sterling, compared to the negative exchange variation of BRL 123 million due to the 9.1% depreciation on the average passive exposure in sterling in 2017 (BRL 464 million). Results of investments in investees Positive result of investment participation of BRL 1,919 million, BRL 230 million lower, reflecting the lower result in participations in the petrochemical sector, basically Braskem. Income tax and social contribution Income tax and social contribution expenses of BRL 17,078 million, BRL 11,281 million higher, mainly due to the higher pre-tax income and the non-deductibility of agreements to close investigations with US authorities, partially offset by the tax benefit related to the distribution of Interest on Shareholders' Equity (ISE) and the effects of joining the Federal Tax Adjustment Programs in 2017. Net Profit As a result of the foregoing, net income for 2018 was BRL 26,698 million, an increase of BRL 26,321, when compared to net income of BRL 377 million in 2017. Fiscal Year of 2017 x Fiscal Year of 2016 Company's Executive Officers comment on the main changes in the income statement, as described below: Sales Revenue Sales revenue of BRL 283,695 million, BRL 1,106 million higher than in fiscal year 2016 (BRL 282,589 million), due to: • increase in export revenues (BRL 12,814 million), mainly due to the higher sales of oil, due to its greater availability due to the decrease in sales of derivatives, due to the higher placement by importers in the domestic market, as well as 155 the US dollar against the average active exposure in sterling, compared to the negative exchange variation of BRL 123 million due to the 9.1% depreciation on the average passive exposure in sterling in 2017 (BRL 464 million). Results of investments in investees Positive result of investment participation of BRL 1,919 million, BRL 230 million lower, reflecting the lower result in participations in the petrochemical sector, basically Braskem. Income tax and social contribution Income tax and social contribution expenses of BRL 17,078 million, BRL 11,281 million higher, mainly due to the higher pre-tax income and the non-deductibility of agreements to close investigations with US authorities, partially offset by the tax benefit related to the distribution of Interest on Shareholders' Equity (ISE) and the effects of joining the Federal Tax Adjustment Programs in 2017. Net Profit As a result of the foregoing, net income for 2018 was BRL 26,698 million, an increase of BRL 26,321, when compared to net income of BRL 377 million in 2017. Fiscal Year of 2017 x Fiscal Year of 2016 Company's Executive Officers comment on the main changes in the income statement, as described below: Sales Revenue Sales revenue of BRL 283,695 million, BRL 1,106 million higher than in fiscal year 2016 (BRL 282,589 million), due to: • increase in export revenues (BRL 12,814 million), mainly due to the higher sales of oil, due to its greater availability due to the decrease in sales of derivatives, due to the higher placement by importers in the domestic market, as well as 155 higher prices oil and oil derivatives, in line with the increase in international prices; • reduction in revenues from activities abroad (BRL 10,789 million), due to the divestiture of Petrobras Argentina S.A. (PESA) and Petrobras Chile Distribución Ltda (PCD); and • retraction in domestic market (BRL 919 million), reflecting: i) lower volume of sales of derivatives, due to the placement of products by importers, especially diesel (BRL 7,339 million) and gasoline (BRL 2,610 million); ii) increase in electric energy revenues (BRL 4,805 million), due to the higher thermoelectric dispatches with higher DSP resulting from worse hydrological conditions; iii) higher sales volume of natural gas, to meet the increase in thermoelectric dispatches, with higher prices (BRL 2,738 million); and iv) higher average price of realization of the derivatives, noticeably the LPG prices readjustments (BRL 2,059 million), QAV due to the increase in international prices (BRL 1,146 million), offset in part by the reduction of diesel (BRL 1,418 million) and gasoline (BRL 396 million). Cost of products sold Cost of products sold was BRL 192,100 million, BRL 511 million less than in fiscal year of 2016 (BRL 192,611 million), reflecting: • lower depreciation, influenced by the effect of provisions for impairment of assets, occurred in 2016; • lower expenditures on imports of oil and oil derivatives due to the higher share of domestic oil processed in refineries and the reduction in the volume of sales of derivatives in the domestic market and natural gas due to the greater participation of the national gas in the sales mix; • reduction of costs associated with activities abroad, mainly due to the divestiture of PESA and PCD; 156 higher prices oil and oil derivatives, in line with the increase in international prices; • reduction in revenues from activities abroad (BRL 10,789 million), due to the divestiture of Petrobras Argentina S.A. (PESA) and Petrobras Chile Distribución Ltda (PCD); and • retraction in domestic market (BRL 919 million), reflecting: i) lower volume of sales of derivatives, due to the placement of products by importers, especially diesel (BRL 7,339 million) and gasoline (BRL 2,610 million); ii) increase in electric energy revenues (BRL 4,805 million), due to the higher thermoelectric dispatches with higher DSP resulting from worse hydrological conditions; iii) higher sales volume of natural gas, to meet the increase in thermoelectric dispatches, with higher prices (BRL 2,738 million); and iv) higher average price of realization of the derivatives, noticeably the LPG prices readjustments (BRL 2,059 million), QAV due to the increase in international prices (BRL 1,146 million), offset in part by the reduction of diesel (BRL 1,418 million) and gasoline (BRL 396 million). Cost of products sold Cost of products sold was BRL 192,100 million, BRL 511 million less than in fiscal year of 2016 (BRL 192,611 million), reflecting: • lower depreciation, influenced by the effect of provisions for impairment of assets, occurred in 2016; • lower expenditures on imports of oil and oil derivatives due to the higher share of domestic oil processed in refineries and the reduction in the volume of sales of derivatives in the domestic market and natural gas due to the greater participation of the national gas in the sales mix; • reduction of costs associated with activities abroad, mainly due to the divestiture of PESA and PCD; 156

• higher expenses with government participation, influenced by the increase in international quotations of commodities, as well as by the increase in Lula field production, which has a higher effective Special Participation rate; and • higher electricity costs, due to the increase in the Differences Settlement Price (DSP). Sales Expenses Sales expenses (BRL 14,510 million), 5% higher than in the fiscal year of 2016 (BRL 13,825 million), influenced by increase in logistics costs due to use of gas pipelines, as a result of the sale of NTS, partially offset by the lower provision for receivables from the electricity sector and the effect of the divestiture of PESA and PCD. General and Administrative Expenses General and administrative expenses of BRL 9,314 million, 19% lower than 2016 (BRL 11,482 million), reflecting lower personnel expenses, mainly due to impact of employees severance by the voluntary severance incentive plan (PIDV) 2014/2016, and with administrative services rendered by third parties. Oil & natural gas extraction exploration costs Oil and natural gas extraction exploration costs of BRL 2,563 million, 58% lower than those of fiscal year 2016 (BRL 6,056 million), mainly due to lower expenses with dry and/or sub-commercial well losses (BRL 3,471 millions). Tax Expenses Tax expenses of BRL 5,921 million, BRL 3,465 million higher than in fiscal year 2016 (BRL 2,456 million), basically reflecting the effect of adherence to the Federal Debt Regularization Programs (BRL 2,841 million). 157 • higher expenses with government participation, influenced by the increase in international quotations of commodities, as well as by the increase in Lula field production, which has a higher effective Special Participation rate; and • higher electricity costs, due to the increase in the Differences Settlement Price (DSP). Sales Expenses Sales expenses (BRL 14,510 million), 5% higher than in the fiscal year of 2016 (BRL 13,825 million), influenced by increase in logistics costs due to use of gas pipelines, as a result of the sale of NTS, partially offset by the lower provision for receivables from the electricity sector and the effect of the divestiture of PESA and PCD. General and Administrative Expenses General and administrative expenses of BRL 9,314 million, 19% lower than 2016 (BRL 11,482 million), reflecting lower personnel expenses, mainly due to impact of employees severance by the voluntary severance incentive plan (PIDV) 2014/2016, and with administrative services rendered by third parties. Oil & natural gas extraction exploration costs Oil and natural gas extraction exploration costs of BRL 2,563 million, 58% lower than those of fiscal year 2016 (BRL 6,056 million), mainly due to lower expenses with dry and/or sub-commercial well losses (BRL 3,471 millions). Tax Expenses Tax expenses of BRL 5,921 million, BRL 3,465 million higher than in fiscal year 2016 (BRL 2,456 million), basically reflecting the effect of adherence to the Federal Debt Regularization Programs (BRL 2,841 million). 157

Impairment Loss for Impairment of assets of BRL 3,862 million, 81% lower than in fiscal year 2016 (BRL 20,297 million), as detailed in note 14 to the Financial Statements of 2017. Other operating expenses Other operating expenses totaling BRL 17,970 million, up 6% on those of 2016 (BRL 16,925 million), mainly: • provision for class action agreement ( BRL 11,198 million) • reduction of losses and contingencies with lawsuits in the amount of R$ 1,982 million due to individual agreements in 2016, ongoing in the United States (BRL 1,215 million); • lower positive result related to dismantling of areas in BRL 3,771 million; • increased expenses with pension and health plans with assisted, as a result of interest on a higher net actuarial liability balance (BRL 1,160 million); • lower expenses with PIDV (BRL 4,839 million) due to the reversal of part of the provision, due to the withdrawal of some participants in the period of 2017 (BRL 757 million), compared to the constitution in the same period of the previous year (BRL 4,082 million); • less effect from Cumulative Translation Adjustments - CTA - (BRL 3,577 million), resulting from divestitures of assets, mainly PESA, in 3Q-2016 (BRL 3,627 million), arising from currency depreciation, previously recognized in shareholders' equity; • net gains from the sale and write-off of assets in the amount of BRL 4,572 million, mainly due to the sale of stake in Nova Transportadora do Sudeste (NTS); • lower expenses with unscheduled stops and pre-operating expenses (BRL 1,460 million); and • higher reimbursement of resources recovered by Operation Lava Jato (BRL 382 million). 158 Impairment Loss for Impairment of assets of BRL 3,862 million, 81% lower than in fiscal year 2016 (BRL 20,297 million), as detailed in note 14 to the Financial Statements of 2017. Other operating expenses Other operating expenses totaling BRL 17,970 million, up 6% on those of 2016 (BRL 16,925 million), mainly: • provision for class action agreement ( BRL 11,198 million) • reduction of losses and contingencies with lawsuits in the amount of R$ 1,982 million due to individual agreements in 2016, ongoing in the United States (BRL 1,215 million); • lower positive result related to dismantling of areas in BRL 3,771 million; • increased expenses with pension and health plans with assisted, as a result of interest on a higher net actuarial liability balance (BRL 1,160 million); • lower expenses with PIDV (BRL 4,839 million) due to the reversal of part of the provision, due to the withdrawal of some participants in the period of 2017 (BRL 757 million), compared to the constitution in the same period of the previous year (BRL 4,082 million); • less effect from Cumulative Translation Adjustments - CTA - (BRL 3,577 million), resulting from divestitures of assets, mainly PESA, in 3Q-2016 (BRL 3,627 million), arising from currency depreciation, previously recognized in shareholders' equity; • net gains from the sale and write-off of assets in the amount of BRL 4,572 million, mainly due to the sale of stake in Nova Transportadora do Sudeste (NTS); • lower expenses with unscheduled stops and pre-operating expenses (BRL 1,460 million); and • higher reimbursement of resources recovered by Operation Lava Jato (BRL 382 million). 158

Net Financial Result Net financial expenses of BRL 31,599 million, BRL 4,414 million higher than 2016 (BRL 27,185 million), due to: • Financial result on net debt - increase of R $ 872 million - negative exchange variation of BRL 2,295 million due to the 13.7% depreciation of the US dollar on the net passive exposure in euro this year, compared to the positive exchange variation of BRL 464 million due to a 3.1% appreciation on passive exposure in the previous year (BRL 2,759 million); - negative exchange variation of BRL 123 million due to the 9.1% depreciation of the US dollar on net asset exposure in sterling this year, compared to a positive exchange variation of BRL 1,422 million due to the 16.5% appreciation of passive exposure in the previous year (BRL 1,545 million); - negative exchange variation of BRL 288 million due to the predominant appreciation of the Real over 2017 over the average active exposure in US dollars, compared to the positive exchange variation of BRL 621 million due to the 16.5% appreciation of the Real over the active exposure in USD in the previous year (BRL 909 million); - reduction of the passive exposure in Brazilian reals against the euro generated a positive variation (BRL 168 million); and - decrease in financing expenses (BRL 3,384 million), due to prepayments; and • Other financial expenses and net income: reduction of R $ 2,990 million - charges due to the adherence to federal debts regularization programs in the period (BRL 2,693 million). 159 Net Financial Result Net financial expenses of BRL 31,599 million, BRL 4,414 million higher than 2016 (BRL 27,185 million), due to: • Financial result on net debt - increase of R $ 872 million - negative exchange variation of BRL 2,295 million due to the 13.7% depreciation of the US dollar on the net passive exposure in euro this year, compared to the positive exchange variation of BRL 464 million due to a 3.1% appreciation on passive exposure in the previous year (BRL 2,759 million); - negative exchange variation of BRL 123 million due to the 9.1% depreciation of the US dollar on net asset exposure in sterling this year, compared to a positive exchange variation of BRL 1,422 million due to the 16.5% appreciation of passive exposure in the previous year (BRL 1,545 million); - negative exchange variation of BRL 288 million due to the predominant appreciation of the Real over 2017 over the average active exposure in US dollars, compared to the positive exchange variation of BRL 621 million due to the 16.5% appreciation of the Real over the active exposure in USD in the previous year (BRL 909 million); - reduction of the passive exposure in Brazilian reals against the euro generated a positive variation (BRL 168 million); and - decrease in financing expenses (BRL 3,384 million), due to prepayments; and • Other financial expenses and net income: reduction of R $ 2,990 million - charges due to the adherence to federal debts regularization programs in the period (BRL 2,693 million). 159

Results of investment interests Positive result of investment interests of BRL 2,149 million, mainly due to the better result presented by investees, compared to the negative result recorded in 2016 (BRL 629 million), which was impacted by the leniency agreement of Braskem (BRL 1,035 million) and the negative result of Guarani S/A, whose entire ownership interest was effectively sold in February/2017. Income tax and social contribution Income tax and social contribution expenses of BRL 5,797 million, BRL 3,455 million higher than in fiscal year 2016 (BRL 2,342 million), mainly due to the reduction of pre-income tax and social contribution losses of BRL 10,703 million in 2016 and for a pre-income and social contribution of BRL 6,174 million in 2017 plus the effects of adherence to programs for the regularization of federal debts in the amount of BRL 4,415 million in 2017. Net Profit As a result of the foregoing, net profit for the year 2017 was BRL 377 million, compared to loss in 2016, in the amount of BRL 13,045 million. Fiscal Year of 2016 x Fiscal Year of 2015 Company's Executive Officers comment on the main changes in the income statement, as described below: Sales Revenue Sales revenue of BRL 282,589 million, 12% lower than the year 2015 (BRL 321,638 million), due to: • Reduction of revenues in the domestic market (BRL 25,228 million) reflecting the lower level of economic activity in Brazil, arising from: 160 Results of investment interests Positive result of investment interests of BRL 2,149 million, mainly due to the better result presented by investees, compared to the negative result recorded in 2016 (BRL 629 million), which was impacted by the leniency agreement of Braskem (BRL 1,035 million) and the negative result of Guarani S/A, whose entire ownership interest was effectively sold in February/2017. Income tax and social contribution Income tax and social contribution expenses of BRL 5,797 million, BRL 3,455 million higher than in fiscal year 2016 (BRL 2,342 million), mainly due to the reduction of pre-income tax and social contribution losses of BRL 10,703 million in 2016 and for a pre-income and social contribution of BRL 6,174 million in 2017 plus the effects of adherence to programs for the regularization of federal debts in the amount of BRL 4,415 million in 2017. Net Profit As a result of the foregoing, net profit for the year 2017 was BRL 377 million, compared to loss in 2016, in the amount of BRL 13,045 million. Fiscal Year of 2016 x Fiscal Year of 2015 Company's Executive Officers comment on the main changes in the income statement, as described below: Sales Revenue Sales revenue of BRL 282,589 million, 12% lower than the year 2015 (BRL 321,638 million), due to: • Reduction of revenues in the domestic market (BRL 25,228 million) reflecting the lower level of economic activity in Brazil, arising from: 160

i) lower revenues from derivatives (BRL 13,471 million) due to the 8% decrease in sales, mainly diesel, due to the decline in consumption and fuel oil due to the lower thermal generation, as well as lower average QAV prices, partially offset by higher average prices for diesel and gasoline; ii) reduction of electric energy revenue (BRL 6,061 million), mainly from generation, reflecting the improvement in hydrological conditions; and iii) lower natural gas revenues (BRL 5,604 million), due to the reduction of thermoelectric demand and lower prices. • Lower revenues from foreign activities (BRL 10,552 million) due to the sale of PESA, as well as lower sales prices for oil and oil derivatives; and • Reduction in export revenues (BRL 3,269 million) due to lower oil and oil product prices, accompanying the fall in international prices, partly offset by higher volume of exports, mainly oil, due to lower demand in the domestic market, together with higher domestic production. Cost of products sold Cost of goods sold was BRL 192,611 million, 14% lower than in 2015 (BRL 223,062 million), reflecting: • lower expenses on imports of natural gas, oil and derivatives, due to lower demand in the domestic market and the effect of the 17% reduction in Brent's price, partially offset by a 4% depreciation in the average rate of the Brazilian real against the US dollar on acquisition costs; • lower expenses with government participation in Brazil, influenced by the reduction in international oil prices; • reduction of costs associated with the activities abroad as a result of the sale of the PESA, as well as the reduction in international oil prices; and • reduction of energy costs, due to lower thermal demand. These effects were offset in part by higher oil production costs, influenced by the increase in depreciation, as a result of the reduction in reserves estimates (production units method), mitigated by lower balance of assets, due to impairment losses recognized in 2015 and September 2016. 161 i) lower revenues from derivatives (BRL 13,471 million) due to the 8% decrease in sales, mainly diesel, due to the decline in consumption and fuel oil due to the lower thermal generation, as well as lower average QAV prices, partially offset by higher average prices for diesel and gasoline; ii) reduction of electric energy revenue (BRL 6,061 million), mainly from generation, reflecting the improvement in hydrological conditions; and iii) lower natural gas revenues (BRL 5,604 million), due to the reduction of thermoelectric demand and lower prices. • Lower revenues from foreign activities (BRL 10,552 million) due to the sale of PESA, as well as lower sales prices for oil and oil derivatives; and • Reduction in export revenues (BRL 3,269 million) due to lower oil and oil product prices, accompanying the fall in international prices, partly offset by higher volume of exports, mainly oil, due to lower demand in the domestic market, together with higher domestic production. Cost of products sold Cost of goods sold was BRL 192,611 million, 14% lower than in 2015 (BRL 223,062 million), reflecting: • lower expenses on imports of natural gas, oil and derivatives, due to lower demand in the domestic market and the effect of the 17% reduction in Brent's price, partially offset by a 4% depreciation in the average rate of the Brazilian real against the US dollar on acquisition costs; • lower expenses with government participation in Brazil, influenced by the reduction in international oil prices; • reduction of costs associated with the activities abroad as a result of the sale of the PESA, as well as the reduction in international oil prices; and • reduction of energy costs, due to lower thermal demand. These effects were offset in part by higher oil production costs, influenced by the increase in depreciation, as a result of the reduction in reserves estimates (production units method), mitigated by lower balance of assets, due to impairment losses recognized in 2015 and September 2016. 161

Sales Expenses Sales expenses of BRL 13,825 million, down 13% from the year 2015 (BRL 15,893 million), due to the lower allowance for doubtful accounts, mainly related to receivables from the electricity sector, and reduction of freight expenses, resulting from lower volume of sales in the domestic market. Tax Expenses Tax expenses of BRL 2,456 million, 73% lower than the fiscal year 2015 (BRL 9,238 million), mainly due to the adherence in 2015 to the Tax Recovery Programs - REFIS (BRL 5,090 million) and State Amnesties (BRL 1,046 million). Impairment Impairment of assets of BRL 20,297 million, 57% lower than the year 2015 (BRL 47,676 million), as detailed in note 14 of the financial statements on December 31, 2016. Other Operating Expenses Other operating expenses amounted to BRL 16,925 million, 9% less than the year 2015 (BRL 18,638 million), mainly: • positive effect related to the revision of the provision for abandonment liabilities, reflecting the increase in the discount rate and appreciation of the Brazilian real against the US dollar ; • gross gains on sales of the exploratory block BM-S-8 - Carcará (BRL 2,947 million) and Petrobras Argentina - PESA; • reversion of the contingency filed by Triunfo Agro Industrial S/A and other cooperatives, due to the favorable decision in the termination action filed by Company, confirmed in appeal; • lower expenses with return of fields to ANP and cancelled projects; • Cumulative Translation Adjustments - CTA - of PESA and Petrobras Nansei, arising from exchange rate depreciation (peso and yen, respectively) 162 Sales Expenses Sales expenses of BRL 13,825 million, down 13% from the year 2015 (BRL 15,893 million), due to the lower allowance for doubtful accounts, mainly related to receivables from the electricity sector, and reduction of freight expenses, resulting from lower volume of sales in the domestic market. Tax Expenses Tax expenses of BRL 2,456 million, 73% lower than the fiscal year 2015 (BRL 9,238 million), mainly due to the adherence in 2015 to the Tax Recovery Programs - REFIS (BRL 5,090 million) and State Amnesties (BRL 1,046 million). Impairment Impairment of assets of BRL 20,297 million, 57% lower than the year 2015 (BRL 47,676 million), as detailed in note 14 of the financial statements on December 31, 2016. Other Operating Expenses Other operating expenses amounted to BRL 16,925 million, 9% less than the year 2015 (BRL 18,638 million), mainly: • positive effect related to the revision of the provision for abandonment liabilities, reflecting the increase in the discount rate and appreciation of the Brazilian real against the US dollar ; • gross gains on sales of the exploratory block BM-S-8 - Carcará (BRL 2,947 million) and Petrobras Argentina - PESA; • reversion of the contingency filed by Triunfo Agro Industrial S/A and other cooperatives, due to the favorable decision in the termination action filed by Company, confirmed in appeal; • lower expenses with return of fields to ANP and cancelled projects; • Cumulative Translation Adjustments - CTA - of PESA and Petrobras Nansei, arising from exchange rate depreciation (peso and yen, respectively) 162 previously recognized in shareholders' equity as Cumulative Translation Adjustment; • higher expenses with new Voluntary Severance Incentive Program; and • increase in expenses with unscheduled outages, especially idle rigs. Net Financial Result Net financial expenses of BRL 27,185 million, 3% lower than in fiscal year 2015 (BRL 28,041 million), due to: • Negative exchange and monetary variation in BRL 4,716 million higher, due to: - exchange variation of the Brazilian real on the net liability exposure in US dollars, positive in BRL 3,711 million, due to the appreciation of 16.5% of the Brazilian real and net of the reclassification of the exchange variation accumulated in the shareholders' equity to the result for protected exports in the scope of hedge accounting; - lower negative exchange variation of the Brazilian real against the euro, due to the reduction of the net passive exposure in that currency (BRL 1,930 million); - higher positive exchange variation of the US dollar on the passive exposure in sterling, due to the appreciation of the US dollar of 16.5% in 2016, compared to the appreciation of 4.9% in 2015 (BRL 985 million); and - lower positive exchange variation of the US dollar on passive exposure to euro, due to the appreciation of the US dollar of 3.1% in 2016, compared to the US dollar appreciation of 10.4% in 2015 (BRL 1,580 million). • Increase of BRL 2,631 million in financial expenses, reflecting: - higher average indebtedness, due to the depreciation of the average quotation of the Brazilian real against the US dollar, net of capitalized financial charges (BRL 3,739 million); and - increase in the interest rate adjustment on abandonment liabilities (BRL 1,539 million). 163 previously recognized in shareholders' equity as Cumulative Translation Adjustment; • higher expenses with new Voluntary Severance Incentive Program; and • increase in expenses with unscheduled outages, especially idle rigs. Net Financial Result Net financial expenses of BRL 27,185 million, 3% lower than in fiscal year 2015 (BRL 28,041 million), due to: • Negative exchange and monetary variation in BRL 4,716 million higher, due to: - exchange variation of the Brazilian real on the net liability exposure in US dollars, positive in BRL 3,711 million, due to the appreciation of 16.5% of the Brazilian real and net of the reclassification of the exchange variation accumulated in the shareholders' equity to the result for protected exports in the scope of hedge accounting; - lower negative exchange variation of the Brazilian real against the euro, due to the reduction of the net passive exposure in that currency (BRL 1,930 million); - higher positive exchange variation of the US dollar on the passive exposure in sterling, due to the appreciation of the US dollar of 16.5% in 2016, compared to the appreciation of 4.9% in 2015 (BRL 985 million); and - lower positive exchange variation of the US dollar on passive exposure to euro, due to the appreciation of the US dollar of 3.1% in 2016, compared to the US dollar appreciation of 10.4% in 2015 (BRL 1,580 million). • Increase of BRL 2,631 million in financial expenses, reflecting: - higher average indebtedness, due to the depreciation of the average quotation of the Brazilian real against the US dollar, net of capitalized financial charges (BRL 3,739 million); and - increase in the interest rate adjustment on abandonment liabilities (BRL 1,539 million). 163

These effects on financial expenses were offset by the recognition of financial charges on joining the Tax Recovery Program - REFIS of BRL 2,527 million in 2015. • Lower financial income, mainly due to the lower average balance applied, as well as the lower gain on derivatives in commercial operations (BRL 1,229 million). Income tax and social contribution expense Income tax and social contribution expense of BRL 2,342 million (income of BRL 6,058 million in 2015), mainly due to the effect of differentiated rates abroad and the taxation in Brazil of profits of companies abroad, together with results obtained in the exercises. Loss for the Year As a result of the above, the loss for 2016 was BRL 13,045 million, a reduction of BRL 22,126 million, compared to a loss of BRL 35,171 million in 2015. 164 These effects on financial expenses were offset by the recognition of financial charges on joining the Tax Recovery Program - REFIS of BRL 2,527 million in 2015. • Lower financial income, mainly due to the lower average balance applied, as well as the lower gain on derivatives in commercial operations (BRL 1,229 million). Income tax and social contribution expense Income tax and social contribution expense of BRL 2,342 million (income of BRL 6,058 million in 2015), mainly due to the effect of differentiated rates abroad and the taxation in Brazil of profits of companies abroad, together with results obtained in the exercises. Loss for the Year As a result of the above, the loss for 2016 was BRL 13,045 million, a reduction of BRL 22,126 million, compared to a loss of BRL 35,171 million in 2015. 164

PETROBRAS

PATRIMONIAL ANALYSIS

Consolidated Balance Sheet										In millions of Brazilian reais
				Vertical Analysis %			Horizontal Analysis			
Assets	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016	12/31/2018 x 12/31/2017		12/31/2017 x 12/31/2016	
							BRL	%	BRL	%
Current										
Cash and cash equivalent	53,854	74,494	69,108	6.3	9.0	8.6	(20,640)	(27.7%)	5,386	7.8%
Marketable securities	4,198	6,237	2,556	0.5	0.8	0.3	(2,039)	(32.7%)	3,681	144.0%
Accounts receivable, net	22,264	16,446	15,543	2.6	2.0	1.9	5,818	35.4%	903	5.8%
Inventories	34,822	28,081	27,622	4.0	3.4	3.4	6,741	24.0%	459	1.7%
Income tax and social contribution	2,863	1,584	1,961	0.3	0.2	0.2	1,279	80.7%	(377)	(19.2%)
Taxes and contributions	5,020	6,478	6,192	0.6	0.8	0.8	(1,458)	(22.5%)	286	4.6%
Deposits linked to Class Action	7,287	-	-	0.8	0.0	0.0	7,287	-	-	-
Other current assets	5,758	4,997	4,256	0.7	0.6	0.5	761	15.2%	741	17.4%
Assets classified as held for sale	7,450	17,592	18,669	0.9	2.1	2.3	(2,251)	(1.6%)	(1,077)	(5.8%)
Total Current Assets	**143,606**	**155,909**	**145,907**	**16.7**	**18.7**	**18.1**	**(10,052)**	**(57.1%)**	**10,002**	**6.9%**
Non-current										
Long-term receivables										
Accounts receivable, net	21,281	17,120	14,832	2.5	2.1	1.8	4,161	24.3%	2,288	15.4%
Marketable securities	205	211	293	0.0	0.0	-	(6)	(2.8%)	(82)	(28.0%)
Deposits in court	26,003	18,465	13,032	3.0	2.2	1.6	7,538	40.8%	5,433	41.7%
Deferred income tax and social contribution	10,384	11,373	14,038	1.2	1.4	1.7	(989)	(8.7%)	(2,665)	(19.0%)
Taxes and contributions	13,717	10,171	10,236	1.6	1.2	1.3	3,546	34.9%	(65)	(0.6%)
Advance to suppliers	2,575	3,413	3,742	0.3	0.4	0.5	(838)	(24.6%)	(329)	(8.8%)
Other non-current receivables	11,313	10,202	10,378	1.3	1.2	1.3	1,111	10.9%	(176)	(1.7%)
Total Non-Current Receivables	85,478	70,955	66,551	9.9	8.5	8.3	14,523	20.5%	4,404	6.6%
Investments	10,690	12,554	9,948	1.2	1.5	1.2	(1,864)	(14.8%)	2,606	26.2%
Fixed Assets	609,829	584,357	571,876	70.9	70.3	71.0	25,472	4.4%	12,481	2.2%
Intangible	10,870	7,740	10,663	1.3	0.9	1.3	3,130	40.4%	(2,923)	(27.4%)
Total Non-Current Assets	**716,867**	**675,606**	**659,038**	**83.3**	**81.3**	**81.9**	**41,261**	**6.1%**	**16,568**	**2.5%**
Total Assets	**860,473**	**831,515**	**804,945**	**100.00**	**100.0**	**100.0**	**28,958**	**3.5%**	**26,570**	**3.3%**

165

PETROBRAS

Consolidated Balance Sheet (continued)				Vertical Analysis %			Horizontal Analysis			
Liability	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016	12/31/2018 x 12/31/2017		12/31/2017 x 12/31/2015	
							BRL	%	BRL	%
Current										
Suppliers	24,516	19,077	18,781	2.8	2.3	2.3	5,439	28.5%	296	1.6%
Financial Services	14,207	23,160	31,796	1.7	2.8	4.0	(8,953)	(38.7%)	(8,636)	(27.2%)
Commercial leasing	89	84	59	0.0	0.0	-	5	6.0%	25	42.4%
Income tax and social contribution	817	990	412	0.1	0.1	0.1	(173)	(17.5%)	578	140.3%
Taxes and contributions	13,778	15,046	11,826	1.6	1.8	1.5	(1,268)	(8.4%)	3,220	27.2%
Proposed dividends	4,296	-	-	0.5	-	-	4,296	-	-	-
Salaries, vacations, expenses, and	6,426	4,331	7,159	0.5	0.5	0.9	2,095	48.4%	(2,828)	(39.5%)
Pension and health plans	3,137	2,791	2,672	0.3	0.3	0.3	346	12.4%	119	4.5%
Provision for judicial and administrative proceedings	13,493	7,463	-	0.9	0.9	-	6,030	80.8%	7,463	-
Agreement with US authorities	3,034	-	-	0.4	-	-	3,034	-	-	-
Other accounts and payable expenses	9,467	8,298	6,857	1.0	1.0	0.9	1,169	14.1%	1,441	21.0%
Liabilities related to assets classified as for sale	3,308	1,295	1,605	0.2	0.2	0.2	2,513	194.1%	(310)	(19.3%)
Total Current Liabilities	**97,068**	**82,535**	**81,167**	**9.9**	**9.9**	**10.1**	**12,020**	**14.8%**	**1,368**	**1.7%**
Non-Current										
Financial Services	311,954	337,564	353,193	40.6	40.6	43.9	(25,610)	(7.6%)	(15,629)	(4.4%)
Commercial leasing	626	675	736	0.1	0.1	0.1	(49)	(7.3%)	(61)	(8.3%)
Taxes and contributions	2,139	2,219	-	0.3	0.3	-	(80)	(3.6%)	2,219	-
Deferred income tax and social contribution	2,536	3,956	856	0.5	0.5	0.1	(1,420)	(35.9%)	3,100	362.1%
Pension and health plans	85,012	69,421	69,996	8.3	8.3	8.7	15,591	22.5%	-575	-0.8%
Provision for judicial and administrative proceedings	15,202	15,778	11,052	1.9	1.9	1.4	(576)	(3.7%)	4,726	42.8%
Provision for areas dismantling	58,637	46,785	33,412	5.6	5.6	4.2	11,852	25.3%	13,373	40.0%
Other accounts and payable expenses	3,756	2,973	1,790	0.4	0.4	0.2	783	26.3%	1,183	66.1%
Total Non-Current Liabilities	**479,862**	**479,371**	**471,035**	**57.7**	**57.7**	**58.5**	**491**	**0.1%**	**8,336**	**1.8%**
Shareholders' Equity										
Share capital	205,432	205,432	205,432	24.7	24.7	25.5	-	0.0%	-	0.0%
Capital trans.	2,458	2,457	1,035	0.3	0.3	0.1	-	0.0%	1,422	137.4%
Profits reserve	95,364	77,364	77,800	9.3	9.3	9.7	-	-	(436)	(0.6%)
Other results Comprehensive	(26,029)	(21,268)	(34,037)	(2.6)	(2.6)	(4.2)	(4,761)	22.4%	12,769	(37.5%)
Attributed to non-controlling shareholders	6,318	5,624	2,513	0.7	0.7	0.3	694	12.3%	3,111	123.8%
Total Shareholders' Equity	**283,543**	**269,609**	**252,743**	**32.4**	**32.4**	**31.4**	**13,934**	**5.2%**	**16,866**	**6.7%**

166

Total Liabilities 860,473 831,515 804,945 100.0 100.0 100.0 28,958 3.5% 26,570 3.3% Consolidated Assets Analysis 12/31/2018 X 12/31/2017 Company's Executive Officers comment on the main changes in consolidated assets, as described below: Cash and cash equivalents The main reasons for the reduction, in the amount of BRL 20,640 million, were the fulfillment of debt service, in the total of BRL 141,483 million, in addition to financing of investments in business area in the amount of BRL 43,987 million, and dividends distribution of BRL 3,046 million. These investments were possible as a result of operating cash generation of BRL 95,846 million, funding of BRL 38,023 million, receivables from the sale of assets (divestitures) of BRL 20,218 million, mainly assets of Lapa, Iara, Carcará, CitepeSuape and Roncador, and E&P assets of PAI. Additionally, there was a positive impact of BRL 8,342 million on the effect of foreign exchange variation on foreign investments, dividends received from investments of BRL 2,902 million and redemption of securities of BRL 2,276 million, mainly from the British Treasury. Marketable securities – Current and Non-Current The reduction, in the amount of BRL 2,045 million, resulted from the redemption of approximately BRL 2,021 million in British treasury bonds. Accounts receivable, net - Current and Non-current The increase of BRL 9,979 million in accounts receivable, in addition to having been influenced by the behavior of international prices, exchange variation on the higher prices of oil and oil derivatives exports, as well as domestic oil product prices, mainly to: • balance receivable from diesel subsidy; 167 Total Liabilities 860,473 831,515 804,945 100.0 100.0 100.0 28,958 3.5% 26,570 3.3% Consolidated Assets Analysis 12/31/2018 X 12/31/2017 Company's Executive Officers comment on the main changes in consolidated assets, as described below: Cash and cash equivalents The main reasons for the reduction, in the amount of BRL 20,640 million, were the fulfillment of debt service, in the total of BRL 141,483 million, in addition to financing of investments in business area in the amount of BRL 43,987 million, and dividends distribution of BRL 3,046 million. These investments were possible as a result of operating cash generation of BRL 95,846 million, funding of BRL 38,023 million, receivables from the sale of assets (divestitures) of BRL 20,218 million, mainly assets of Lapa, Iara, Carcará, CitepeSuape and Roncador, and E&P assets of PAI. Additionally, there was a positive impact of BRL 8,342 million on the effect of foreign exchange variation on foreign investments, dividends received from investments of BRL 2,902 million and redemption of securities of BRL 2,276 million, mainly from the British Treasury. Marketable securities – Current and Non-Current The reduction, in the amount of BRL 2,045 million, resulted from the redemption of approximately BRL 2,021 million in British treasury bonds. Accounts receivable, net - Current and Non-current The increase of BRL 9,979 million in accounts receivable, in addition to having been influenced by the behavior of international prices, exchange variation on the higher prices of oil and oil derivatives exports, as well as domestic oil product prices, mainly to: • balance receivable from diesel subsidy; 167

• increase in receivables from the electricity sector, mainly due to the agreements signed in 2018, as well as remeasurement at fair value due to the improvement in the financial capacity of the CERON, ELETROACRE and BOA VISTA companies due to the privatizations, partially offset by the greater reception; and • part of the sale of 25% of Roncador field. Inventories The increase of BRL 6,741 million is mainly due to the increase in the inventory of oil and intermediate products, reflecting higher government participation and imports costs, reflecting the appreciation of Brent and the devaluation of the Brazilian real against the US dollar, as well as higher import costs and LNG share. Taxes and contributions - Current and Non-Current Higher taxes and recoverable taxes in the amount of BRL 2,088 million, mainly due to the increase in PIS/COFINS to be refunded, related to RNEST, and recognition of credits on production and service inputs by STJ (Federal Court of Appeals) decision. Assets classified as held for sale/Liabilities associated with assets classified as held for sale Reduced assets held for sale, basically due to sales of the assets of PetroquímicaSuape, Citepe, Lapa, Iara, Azulão and Roncador, with effects on the respective liabilities, as well as the effect related to the sale of PAI's E&P assets, forming the joint venture with Murphy. Deposits in court The increase of BRL 7,538 million refers mainly to deposits in court of a fiscal nature, in the amount of BRL 6,760 million, mainly due to the dverse decision rendered by the Regional Federal Court of Rio de Janeiro in October 2017, considering that remittances for charter payment, in the period from 1999 to 2002, would be subject to IRRF, in addition to: • shares related to the profits of subsidiaries and affiliates domiciled abroad, not included in the IRPJ and CSLL calculation base; • ICMS (Value-Added Tax) proceedings in the state of Amazonas 168 • increase in receivables from the electricity sector, mainly due to the agreements signed in 2018, as well as remeasurement at fair value due to the improvement in the financial capacity of the CERON, ELETROACRE and BOA VISTA companies due to the privatizations, partially offset by the greater reception; and • part of the sale of 25% of Roncador field. Inventories The increase of BRL 6,741 million is mainly due to the increase in the inventory of oil and intermediate products, reflecting higher government participation and imports costs, reflecting the appreciation of Brent and the devaluation of the Brazilian real against the US dollar, as well as higher import costs and LNG share. Taxes and contributions - Current and Non-Current Higher taxes and recoverable taxes in the amount of BRL 2,088 million, mainly due to the increase in PIS/COFINS to be refunded, related to RNEST, and recognition of credits on production and service inputs by STJ (Federal Court of Appeals) decision. Assets classified as held for sale/Liabilities associated with assets classified as held for sale Reduced assets held for sale, basically due to sales of the assets of PetroquímicaSuape, Citepe, Lapa, Iara, Azulão and Roncador, with effects on the respective liabilities, as well as the effect related to the sale of PAI's E&P assets, forming the joint venture with Murphy. Deposits in court The increase of BRL 7,538 million refers mainly to deposits in court of a fiscal nature, in the amount of BRL 6,760 million, mainly due to the dverse decision rendered by the Regional Federal Court of Rio de Janeiro in October 2017, considering that remittances for charter payment, in the period from 1999 to 2002, would be subject to IRRF, in addition to: • shares related to the profits of subsidiaries and affiliates domiciled abroad, not included in the IRPJ and CSLL calculation base; • ICMS (Value-Added Tax) proceedings in the state of Amazonas 168

• CIDE - Importation of butane/propane; and • adjustment for inflation. There were also several deposits related to labor lawsuits, in the amount of BRL 502 million, as well as adjustment for inflation of balances of this nature. Deferred Income Tax and Social Contribution (Net - Non-Current Assets and Liabilities) The reduction of BRL 431 million is mainly due to the tax effect on exchange variation recorded in other comprehensive income (cash flow hedge), due to the 17% devaluation of the Brazilian real against the US dollar, partially offset by the use of tax credits for tax losses and the write-off of credits for tax losses abroad. Investments The reduction of BRL 1,864 million is due to the following movements: • transfer to held for sale of the investment linked to PO& (BRL 4,595 million); • allocation of dividends from investees (BRL 2,173 million); • other comprehensive income, due to the effect of the 17% devaluation of the Brazilian real against the US dollar in the accounting of the cash flow hedge at Braskem, in the amount of BRL 501 million; These effects were offset by: • corporate reorganization related to the formation of a joint venture with Murphy (BRL 2,300 million); • investment income of BRL 1,919 million; and • cumulative translation adjustment arising from the effect of the 17% depreciation of the Brazilian real against the US dollar on Company's investments abroad in the amount of BRL 1,083 million. Fixed Assets The increase of BRL 25,472 million is mainly due to the following events: • additions of new fixed assets BRL 38,060 million; • cumulative translation adjustment arising from the effect of the 17% depreciation of the Brazilian real against the US dollar on property, plant and equipment abroad in the amount of BRL 19,462 million; • constitution/review of areas dismantling estimated BRL 18,187 million; • adding capitalized interest BRL 6,572 million; and 169 • CIDE - Importation of butane/propane; and • adjustment for inflation. There were also several deposits related to labor lawsuits, in the amount of BRL 502 million, as well as adjustment for inflation of balances of this nature. Deferred Income Tax and Social Contribution (Net - Non-Current Assets and Liabilities) The reduction of BRL 431 million is mainly due to the tax effect on exchange variation recorded in other comprehensive income (cash flow hedge), due to the 17% devaluation of the Brazilian real against the US dollar, partially offset by the use of tax credits for tax losses and the write-off of credits for tax losses abroad. Investments The reduction of BRL 1,864 million is due to the following movements: • transfer to held for sale of the investment linked to PO& (BRL 4,595 million); • allocation of dividends from investees (BRL 2,173 million); • other comprehensive income, due to the effect of the 17% devaluation of the Brazilian real against the US dollar in the accounting of the cash flow hedge at Braskem, in the amount of BRL 501 million; These effects were offset by: • corporate reorganization related to the formation of a joint venture with Murphy (BRL 2,300 million); • investment income of BRL 1,919 million; and • cumulative translation adjustment arising from the effect of the 17% depreciation of the Brazilian real against the US dollar on Company's investments abroad in the amount of BRL 1,083 million. Fixed Assets The increase of BRL 25,472 million is mainly due to the following events: • additions of new fixed assets BRL 38,060 million; • cumulative translation adjustment arising from the effect of the 17% depreciation of the Brazilian real against the US dollar on property, plant and equipment abroad in the amount of BRL 19,462 million; • constitution/review of areas dismantling estimated BRL 18,187 million; • adding capitalized interest BRL 6,572 million; and 169

These effects were partially offset by depreciation, amortization and depletion of BRL 43,242 million, by constitution/reversal of impairment of BRL 8,126 million and transfer of BRL 3,847 million (including transfer to held for sale). Intangible The increase of BRL 3,130 million mainly reflects the acquisitions of seven offshore blocks in the 15th Round of Bids in the Concession Regime, in the amount of BRL 2,210 million and offshore blocks, Uirapuru, Dois Irmãos and Três Marias, in the 4th Round of Bids under the ANP Production Sharing regime, and Tartaruga Verde, in the 5th Round, worth BRL 1,075 million. Consolidated Assets Analysis 2017 X 2016 Company's Executive Officers comment on the main changes in consolidated assets, as described below: Cash and cash equivalents The increase, in the amount of BRL 5,386 million, had as main reasons the generation of operating cash of BRL 86,467 million, funding of BRL 86,467 million, receipts from the sale of assets and interests of BRL 14,813 million, with main applications related to debt service fulfillment, including prepayments, totaling BRL 137,386 million, as well as financing of investments in the business segments in the amount of BRL 43,614 million. Marketable securities – Current and Non-Current The increase, in the amount of BRL 3,599 million, was due to the application of BRL 2,015 million in British Treasury bonds maturing in March 2018 (GBP 475 million), in addition to the amount of BRL 505 million referring to equivalent securities to 24 million common shares issued by São Martinho in replacement and in proportion to the shares that Petrobras Biocombustível S.A. held from Nova Fronteira. 170 These effects were partially offset by depreciation, amortization and depletion of BRL 43,242 million, by constitution/reversal of impairment of BRL 8,126 million and transfer of BRL 3,847 million (including transfer to held for sale). Intangible The increase of BRL 3,130 million mainly reflects the acquisitions of seven offshore blocks in the 15th Round of Bids in the Concession Regime, in the amount of BRL 2,210 million and offshore blocks, Uirapuru, Dois Irmãos and Três Marias, in the 4th Round of Bids under the ANP Production Sharing regime, and Tartaruga Verde, in the 5th Round, worth BRL 1,075 million. Consolidated Assets Analysis 2017 X 2016 Company's Executive Officers comment on the main changes in consolidated assets, as described below: Cash and cash equivalents The increase, in the amount of BRL 5,386 million, had as main reasons the generation of operating cash of BRL 86,467 million, funding of BRL 86,467 million, receipts from the sale of assets and interests of BRL 14,813 million, with main applications related to debt service fulfillment, including prepayments, totaling BRL 137,386 million, as well as financing of investments in the business segments in the amount of BRL 43,614 million. Marketable securities – Current and Non-Current The increase, in the amount of BRL 3,599 million, was due to the application of BRL 2,015 million in British Treasury bonds maturing in March 2018 (GBP 475 million), in addition to the amount of BRL 505 million referring to equivalent securities to 24 million common shares issued by São Martinho in replacement and in proportion to the shares that Petrobras Biocombustível S.A. held from Nova Fronteira. 170

Accounts receivable, net - Current and Non-current The increase of BRL 3,191 million in accounts receivable was mainly due to the recognition of BRL 2,885 million related to the NTS sale (USD 850 million), including adjustment for inflation of BRL 231 million. Inventories The increase of BRL 459 million is mainly due to the higher inventory of oil and oil derivatives, reflecting the effect of international prices on the average reference price (PMR). This effect was partially offset by the higher volume of oil exports and the lower volume of imports of derivatives. Assets classified as held for sale/Liabilities associated with assets classified as held for sale The balance mainly refers to the assets and liabilities transferred through the approval of the sale of Liquigás, PetroquímicaSuape and Citepe, assignment of rights to concession areas denominated Iara and Lapa and Térmicas Rômulo Almeida and Celso Furtado, 25% in the Roncador field and the totality in the participation in the field of Azulão. In relation to 2017, sales of the investments in Petrobras Chile Distribución (PCD), NTS, Guarani and Nova Fronteira were completed. Deposits in court The increase of BRL 5,433 million refers mainly to deposits in court amounting BRL 5,155 million resulting from an adverse decision rendered by the Federal Regional Court of Rio de Janeiro in October 2017, considering that remittances for payment of charter in the period of 1999 to 2002, would be subject to IRRF (Income Tax). Deferred Income Tax and Social Contribution (Net - Non-Current Assets and Liabilities) The decrease of BRL 5,765 million was mainly due to the BRL 5,705 million decrease due to the reduction of definitive temporary differences with exchange variation, 171 Accounts receivable, net - Current and Non-current The increase of BRL 3,191 million in accounts receivable was mainly due to the recognition of BRL 2,885 million related to the NTS sale (USD 850 million), including adjustment for inflation of BRL 231 million. Inventories The increase of BRL 459 million is mainly due to the higher inventory of oil and oil derivatives, reflecting the effect of international prices on the average reference price (PMR). This effect was partially offset by the higher volume of oil exports and the lower volume of imports of derivatives. Assets classified as held for sale/Liabilities associated with assets classified as held for sale The balance mainly refers to the assets and liabilities transferred through the approval of the sale of Liquigás, PetroquímicaSuape and Citepe, assignment of rights to concession areas denominated Iara and Lapa and Térmicas Rômulo Almeida and Celso Furtado, 25% in the Roncador field and the totality in the participation in the field of Azulão. In relation to 2017, sales of the investments in Petrobras Chile Distribución (PCD), NTS, Guarani and Nova Fronteira were completed. Deposits in court The increase of BRL 5,433 million refers mainly to deposits in court amounting BRL 5,155 million resulting from an adverse decision rendered by the Federal Regional Court of Rio de Janeiro in October 2017, considering that remittances for payment of charter in the period of 1999 to 2002, would be subject to IRRF (Income Tax). Deferred Income Tax and Social Contribution (Net - Non-Current Assets and Liabilities) The decrease of BRL 5,765 million was mainly due to the BRL 5,705 million decrease due to the reduction of definitive temporary differences with exchange variation, 171 due to the higher level of realization in the year, reflecting the relevant amortizations of financing abroad. Investment The increase of BRL 2,606 million is due to the following movements: • Revenue from equity accounting of BRL 2,149 million; • Investment in Company NTS began to be considered as an investment in affiliated Company, incurring in the accounting in BRL 1,150 million, including remeasurement of the investment; • Other comprehensive income, arising from the effect of the appreciation of the Brazilian real against the US dollar in the accounting of the cash flow hedge in BRASKEM, in the amount of BRL 410 million. These effects were partially offset by the receipt of dividends in the amount of BRL 1,361 million. Fixed Assets The increase of BRL 12,481 million is mainly due to the following events: • Investments destined mainly for the development of the production of oil and natural gas fields, mainly in the pre-salt pole of Santos Basin, with emphasis on the Lula, Búzios, Atapu, and Libra areas. Investment in E&P were also made to maintain the production of mature fields and to improve the operational efficiency of production, mainly in Campos Basin assets. In relation to the natural gas disposal and treatment infrastructure, investments were made in the construction and expansion of pipeline capacity (Routes 1, 2 and 3) and natural gas processing units, in order to meet the production of the pre-salt Santos Basin (BRL 39,056 million); • Constitution/review of areas dismantling, in the amount of BRL 14,617 million, mainly reflecting the reduction of the risk adjusted discount rate from 7.42% per year in 2016 to 5.11% per year in 2017, due to the improvement in the perception of market risk in the country, as well as by the anticipation of the abandonment schedule in some projects; and 172 due to the higher level of realization in the year, reflecting the relevant amortizations of financing abroad. Investment The increase of BRL 2,606 million is due to the following movements: • Revenue from equity accounting of BRL 2,149 million; • Investment in Company NTS began to be considered as an investment in affiliated Company, incurring in the accounting in BRL 1,150 million, including remeasurement of the investment; • Other comprehensive income, arising from the effect of the appreciation of the Brazilian real against the US dollar in the accounting of the cash flow hedge in BRASKEM, in the amount of BRL 410 million. These effects were partially offset by the receipt of dividends in the amount of BRL 1,361 million. Fixed Assets The increase of BRL 12,481 million is mainly due to the following events: • Investments destined mainly for the development of the production of oil and natural gas fields, mainly in the pre-salt pole of Santos Basin, with emphasis on the Lula, Búzios, Atapu, and Libra areas. Investment in E&P were also made to maintain the production of mature fields and to improve the operational efficiency of production, mainly in Campos Basin assets. In relation to the natural gas disposal and treatment infrastructure, investments were made in the construction and expansion of pipeline capacity (Routes 1, 2 and 3) and natural gas processing units, in order to meet the production of the pre-salt Santos Basin (BRL 39,056 million); • Constitution/review of areas dismantling, in the amount of BRL 14,617 million, mainly reflecting the reduction of the risk adjusted discount rate from 7.42% per year in 2016 to 5.11% per year in 2017, due to the improvement in the perception of market risk in the country, as well as by the anticipation of the abandonment schedule in some projects; and 172

• Reversal of losses recognized in previous periods, mainly related to Cash Generating Unit (UGC) Polo Norte, located in the Campos Basin, offset by losses related predominantly to the UGCs of Piranema, Salgo, Polo Ceará Mar, Polo Cvit, Polo Miranga, Polo Fazenda Belém, Frade, Dom João, and Candeias. These effects were partially offset by: • Depreciation, amortization and depletion, in the amount of BRL 41,891 million; • Impairment in the amount of BRL 8,248 million, noticeably: - Oil and gas production in Brazil, in the amount of BRL 2,803 million, predominantly related to the UGCs Piranema, Salgo, Polo Ceará Mar, Polo Cvit, Polo Miranga, Polo Fazenda Belém, Frade, Dom João, and Candeias; - Equipment and installations related to oil and gas production and well drilling, in the amount of BRL 1,178 million; and - 2nd RNEST train, in the amount of BRL 1,507 million. Changes in property, plant and equipment in the period are shown below (in millions of Brazilian reals): Balance on December 31, 2016 571,876 Additions 39,056 Constitution/review of areas dismantling estimates 14,617 Capitalized interest 6,299 Write-offs (1,924) Transfers (3,080) Depreciation, amortization and depletion (41,891) Impairment - constitution (8,248) Impairment - reversal 5,650 Cumulative Translation Adjustment 2,002 Balance on December31, 2017 584,357 Intangible The reduction of BRL 2,923 million mainly reflects: 173 • Reversal of losses recognized in previous periods, mainly related to Cash Generating Unit (UGC) Polo Norte, located in the Campos Basin, offset by losses related predominantly to the UGCs of Piranema, Salgo, Polo Ceará Mar, Polo Cvit, Polo Miranga, Polo Fazenda Belém, Frade, Dom João, and Candeias. These effects were partially offset by: • Depreciation, amortization and depletion, in the amount of BRL 41,891 million; • Impairment in the amount of BRL 8,248 million, noticeably: - Oil and gas production in Brazil, in the amount of BRL 2,803 million, predominantly related to the UGCs Piranema, Salgo, Polo Ceará Mar, Polo Cvit, Polo Miranga, Polo Fazenda Belém, Frade, Dom João, and Candeias; - Equipment and installations related to oil and gas production and well drilling, in the amount of BRL 1,178 million; and - 2nd RNEST train, in the amount of BRL 1,507 million. Changes in property, plant and equipment in the period are shown below (in millions of Brazilian reals): Balance on December 31, 2016 571,876 Additions 39,056 Constitution/review of areas dismantling estimates 14,617 Capitalized interest 6,299 Write-offs (1,924) Transfers (3,080) Depreciation, amortization and depletion (41,891) Impairment - constitution (8,248) Impairment - reversal 5,650 Cumulative Translation Adjustment 2,002 Balance on December31, 2017 584,357 Intangible The reduction of BRL 2,923 million mainly reflects: 173

• Transfers to Fixed Assets of part of the value of the signing bonus in the amount of BRL 5,240 million, based on the Mero Field's declaration of commerciality; and • Additions related to subscription bonuses: - Seven blocks in the 14th Round of Bids in the Concession Regime, with six offshore and one onshore, in the amount of 1,798 million. Company will be the operator in the seven blocks. In the offshore blocks, Petrobras will have a 50% interest in partnership with ExxonMobil, which holds the other 50%. In the onshore block, Petrobras will hold a 100% stake; and - Three offshore blocks in the 2nd and 3rd Round of Bids in the Production Sharing regime, in the amount of BRL 1,140 million, in partnership with Shell, BP, Repsol, CNODC Brasil Petróleo e Gás Ltda. Consolidated Assets Analysis 2016 X 2015 Company's Executive Officers comment on the main changes in consolidated assets, as described below: Cash and cash equivalents/Securities The reduction in balance of cash and cash equivalents of BRL 28,737 had as main reasons the fulfillment of debt service in the period, totaling a net disbursement of BRL 131,235 million and financing of investments in business area in the amount of BRL 40,064 millions. These funds were partially provided by an operating cash generation of BRL 89,709 million and BRL 64,786 million in fundraising. The balance of cash and cash equivalents was negatively impacted by BRL 11,656 million due to the effect of foreign exchange variation on foreign investments. 174 • Transfers to Fixed Assets of part of the value of the signing bonus in the amount of BRL 5,240 million, based on the Mero Field's declaration of commerciality; and • Additions related to subscription bonuses: - Seven blocks in the 14th Round of Bids in the Concession Regime, with six offshore and one onshore, in the amount of 1,798 million. Company will be the operator in the seven blocks. In the offshore blocks, Petrobras will have a 50% interest in partnership with ExxonMobil, which holds the other 50%. In the onshore block, Petrobras will hold a 100% stake; and - Three offshore blocks in the 2nd and 3rd Round of Bids in the Production Sharing regime, in the amount of BRL 1,140 million, in partnership with Shell, BP, Repsol, CNODC Brasil Petróleo e Gás Ltda. Consolidated Assets Analysis 2016 X 2015 Company's Executive Officers comment on the main changes in consolidated assets, as described below: Cash and cash equivalents/Securities The reduction in balance of cash and cash equivalents of BRL 28,737 had as main reasons the fulfillment of debt service in the period, totaling a net disbursement of BRL 131,235 million and financing of investments in business area in the amount of BRL 40,064 millions. These funds were partially provided by an operating cash generation of BRL 89,709 million and BRL 64,786 million in fundraising. The balance of cash and cash equivalents was negatively impacted by BRL 11,656 million due to the effect of foreign exchange variation on foreign investments. 174

Accounts receivable, net - Current and Non-current The reduction of BRL 6,611 million in accounts receivable is mainly due to: • the lower sales in the domestic market, mainly the electric sector, the reduction of demand due to better hydrological conditions, and the distribution of derivatives and the sale of natural gas due to the contraction of demand; • a reduction due to divestitures due to the sale of Petrobras Argentina-PESA; • by the transfer to assets held for sale (BRL 667 million) related to the assets of Chile, Liquigás, PetroquímicaSuape and Citepe; and • due to the 16.5% of appreciation cumulative effect on the translation adjustment of the Brazilian real over reveivables in US dollar from foreign clients. Inventories The decrease in the value of inventories, in the amount of BRL 1,435 million, mainly reflects lower volumes of oil and oil derivatives imported at refineries and terminals and lower inventories of the sale of assets in Argentina and Japan. Assets classified as held for sale/Liabilities associated with assets classified as held for sale The balance mainly refers to the assets and liabilities transferred from the sale of Petrobras Chile Distribución LTDA (PCD), Nova Transportadora do Sudeste, Liquigás, PetroquímicaSuape and Citepe, Guarani S.A., Nova Fronteira, assignment of rights to concession areas denominated Iara and Lapa, and 50% of the interest in UTE Termobahia (UTEs Rômulo Almeida and Celso Furtado), which on December 31, 2016 had not been concluded. 175 Accounts receivable, net - Current and Non-current The reduction of BRL 6,611 million in accounts receivable is mainly due to: • the lower sales in the domestic market, mainly the electric sector, the reduction of demand due to better hydrological conditions, and the distribution of derivatives and the sale of natural gas due to the contraction of demand; • a reduction due to divestitures due to the sale of Petrobras Argentina-PESA; • by the transfer to assets held for sale (BRL 667 million) related to the assets of Chile, Liquigás, PetroquímicaSuape and Citepe; and • due to the 16.5% of appreciation cumulative effect on the translation adjustment of the Brazilian real over reveivables in US dollar from foreign clients. Inventories The decrease in the value of inventories, in the amount of BRL 1,435 million, mainly reflects lower volumes of oil and oil derivatives imported at refineries and terminals and lower inventories of the sale of assets in Argentina and Japan. Assets classified as held for sale/Liabilities associated with assets classified as held for sale The balance mainly refers to the assets and liabilities transferred from the sale of Petrobras Chile Distribución LTDA (PCD), Nova Transportadora do Sudeste, Liquigás, PetroquímicaSuape and Citepe, Guarani S.A., Nova Fronteira, assignment of rights to concession areas denominated Iara and Lapa, and 50% of the interest in UTE Termobahia (UTEs Rômulo Almeida and Celso Furtado), which on December 31, 2016 had not been concluded. 175

Deposits in court The increase of BRL 3,274 million is mainly due to: • new deposits in the year, with a highlight to deposits to ANP, lawsuits related to the collection of the difference of ICMS stock by the State of Amazonas, lawsuits related to ICMS of the State of Rio de Janeiro and several deposits related to labor lawsuits; and • adjustment for inflation. Advances to suppliers - Non-current The reduction of BRL 2,653 million mainly refers to: • transfers to property, plant and equipment; • write-off to result, the advances granted to Ecovix and Enseada shipyards for construction of production units - FPSOs hulls; and • cumulative translation adjustment arising from the effect of the appreciation of 16.54% of the Brazilian real against the US dollar on advances to suppliers abroad. These effects were partially offset by new advances. 176 Deposits in court The increase of BRL 3,274 million is mainly due to: • new deposits in the year, with a highlight to deposits to ANP, lawsuits related to the collection of the difference of ICMS stock by the State of Amazonas, lawsuits related to ICMS of the State of Rio de Janeiro and several deposits related to labor lawsuits; and • adjustment for inflation. Advances to suppliers - Non-current The reduction of BRL 2,653 million mainly refers to: • transfers to property, plant and equipment; • write-off to result, the advances granted to Ecovix and Enseada shipyards for construction of production units - FPSOs hulls; and • cumulative translation adjustment arising from the effect of the appreciation of 16.54% of the Brazilian real against the US dollar on advances to suppliers abroad. These effects were partially offset by new advances. 176

Deferred Income Tax and Social Contribution The reduction of BRL 9,452 million mainly reflects: • The appreciation of the Brazilian real against the US dollar, which, due to the calculation of taxes by the cash system, generated a reduction of deferred tax on exchange variation, offset by; • Increase due to provisions for benefits granted to employees, mainly due to remeasurement of actuarial liabilities; • Increase due to increased provisions for lawsuits; • Increase arising from several activities related to fixed assets, such as cost of prospecting, dismantling of areas, accelerated depreciation, depreciation per unit produced, depreciation of assets with impairment, provision for write-off of assets, among others; • Other factors, mainly in the provision for losses on investments (PetroquímicaSuape/Citepe and UEG Araucária). Investment The reduction of BRL 3,824 million was mainly due to transfers to assets held for sale of equity interests (BRL 1,233 million) and proposed dividends of associates in the amount of BRL 1,403 million. Fixed Assets The reduction of BRL 57,955 million is mainly due to the following events: • Increase in the depreciation per unit produced is due to the effect of the reduction of the reserves of December 31, 2015, with impact in the course of 2016; • Cumulative translation adjustment arising from the appreciation of 16.9% of the Brazilian real against the US dollar on the assets of the companies abroad, mainly PNBV e PIBBV; • Assets Impairment; 177 Deferred Income Tax and Social Contribution The reduction of BRL 9,452 million mainly reflects: • The appreciation of the Brazilian real against the US dollar, which, due to the calculation of taxes by the cash system, generated a reduction of deferred tax on exchange variation, offset by; • Increase due to provisions for benefits granted to employees, mainly due to remeasurement of actuarial liabilities; • Increase due to increased provisions for lawsuits; • Increase arising from several activities related to fixed assets, such as cost of prospecting, dismantling of areas, accelerated depreciation, depreciation per unit produced, depreciation of assets with impairment, provision for write-off of assets, among others; • Other factors, mainly in the provision for losses on investments (PetroquímicaSuape/Citepe and UEG Araucária). Investment The reduction of BRL 3,824 million was mainly due to transfers to assets held for sale of equity interests (BRL 1,233 million) and proposed dividends of associates in the amount of BRL 1,403 million. Fixed Assets The reduction of BRL 57,955 million is mainly due to the following events: • Increase in the depreciation per unit produced is due to the effect of the reduction of the reserves of December 31, 2015, with impact in the course of 2016; • Cumulative translation adjustment arising from the appreciation of 16.9% of the Brazilian real against the US dollar on the assets of the companies abroad, mainly PNBV e PIBBV; • Assets Impairment; 177

• Assets transferred to held for sale; • Higher losses from dry and/or sub-commercial wells, mainly at Petrobras (BRL 5,210 million). The above effects were offset by: • Additions 32% lower than the fixed assets made throughout 2015 due to the reduction in the Company's investment volume as forecast in PNG 2017-2021; and • Capitalized interest related to expansion projects, mainly at Petrobras (BRL 4,470 million), where 34% of the capitalization base is concentrated in the Santos Basin, in addition to PNBV. Regarding impairment, we highlight: • Oil and gas production in Brazil (BRL 7,381 million), predominantly related to the Polo Norte, Polo Ceará Mar, Guaricema, Bijupirá, and Salema, Dourado, Maromba, Trilha, Papa-Terra, Pampo, Frade, Polo Uruguá, Badejo, Bicudo, Riachuelo, Fazenda Bálsamo and Polo Água Grande, due to appreciation of the Brazilian real against the US dollar, review of price assumptions, annual review of the provision for dismantling of areas, as well as the increase of the rate of discount resulting mainly from the highest risk premium for Brazil. Additionally, there is a reversal of the provision for Plo Centro Sul, due to the redesign of field operations, provided for in the Business and Management Plan PNG 2017-2021; • Equipment related to the oil and gas production and drilling activity in Brazil (BRL 2.772 million), mainly due to uncertainties about the continuity of the construction of the hulls for FPSOs P-71, P-72 and P-73, in the amount of BRL 1,925, referring to the balance of these assets; • 2nd train of the Abreu e Lima refinery (BRL 2,531 million), mainly due to the increase in the discount rate and the postponement of the expected cash inflow of the project to 2023, considering the completion of the work with its own resources, as provided for in the Business and Management Plan PNG 2017-2021; • Suape Petrochemical Complex (BRL 2,011 million), due to the reduction of market projections and appreciation of the Brazilian real against the US dollar. 178 • Assets transferred to held for sale; • Higher losses from dry and/or sub-commercial wells, mainly at Petrobras (BRL 5,210 million). The above effects were offset by: • Additions 32% lower than the fixed assets made throughout 2015 due to the reduction in the Company's investment volume as forecast in PNG 2017-2021; and • Capitalized interest related to expansion projects, mainly at Petrobras (BRL 4,470 million), where 34% of the capitalization base is concentrated in the Santos Basin, in addition to PNBV. Regarding impairment, we highlight: • Oil and gas production in Brazil (BRL 7,381 million), predominantly related to the Polo Norte, Polo Ceará Mar, Guaricema, Bijupirá, and Salema, Dourado, Maromba, Trilha, Papa-Terra, Pampo, Frade, Polo Uruguá, Badejo, Bicudo, Riachuelo, Fazenda Bálsamo and Polo Água Grande, due to appreciation of the Brazilian real against the US dollar, review of price assumptions, annual review of the provision for dismantling of areas, as well as the increase of the rate of discount resulting mainly from the highest risk premium for Brazil. Additionally, there is a reversal of the provision for Plo Centro Sul, due to the redesign of field operations, provided for in the Business and Management Plan PNG 2017-2021; • Equipment related to the oil and gas production and drilling activity in Brazil (BRL 2.772 million), mainly due to uncertainties about the continuity of the construction of the hulls for FPSOs P-71, P-72 and P-73, in the amount of BRL 1,925, referring to the balance of these assets; • 2nd train of the Abreu e Lima refinery (BRL 2,531 million), mainly due to the increase in the discount rate and the postponement of the expected cash inflow of the project to 2023, considering the completion of the work with its own resources, as provided for in the Business and Management Plan PNG 2017-2021; • Suape Petrochemical Complex (BRL 2,011 million), due to the reduction of market projections and appreciation of the Brazilian real against the US dollar. 178

In addition, a loss in the amount of BRL 1,434 million was determined due to the difference between the book value of the investments adjusted by the amount of the financial debt to be settled; and • Comperj (BRL 1,315 million), due to the re-evaluation of the project in the second quarter of 2016, which maintained its units postponed until December 2020 (Line 1), with efforts in search of partners to continue investments. The Line 1 refinery utilities which also service the Natural Gas Processing Unit (UPGN) remain in progress, as part of the necessary infrastructure for the discharge and processing of natural gas from the Santos Basin pre-salt layer area. Changes in property, plant and equipment in the period are shown below (in millions of Brazilian reals): Balance on December 31, 2015 629,831 Additions 45,641 Constitution/review of areas dismantling estimates 3,113 Capitalized interest 5,982 Write-offs (5,517) Transfers (16,375) Depreciation, amortization and depletion (48,003) Impairment - constitution (21,555) Impairment - reversal 3,095 Cumulative Translation Adjustment (24,336) Balance on December 31, 2016 571,876 Consolidated Liabilities Analysis 2018 X 2017 Company's Executive Officers comment on the main changes in consolidated liabilities, as described below: 179 In addition, a loss in the amount of BRL 1,434 million was determined due to the difference between the book value of the investments adjusted by the amount of the financial debt to be settled; and • Comperj (BRL 1,315 million), due to the re-evaluation of the project in the second quarter of 2016, which maintained its units postponed until December 2020 (Line 1), with efforts in search of partners to continue investments. The Line 1 refinery utilities which also service the Natural Gas Processing Unit (UPGN) remain in progress, as part of the necessary infrastructure for the discharge and processing of natural gas from the Santos Basin pre-salt layer area. Changes in property, plant and equipment in the period are shown below (in millions of Brazilian reals): Balance on December 31, 2015 629,831 Additions 45,641 Constitution/review of areas dismantling estimates 3,113 Capitalized interest 5,982 Write-offs (5,517) Transfers (16,375) Depreciation, amortization and depletion (48,003) Impairment - constitution (21,555) Impairment - reversal 3,095 Cumulative Translation Adjustment (24,336) Balance on December 31, 2016 571,876 Consolidated Liabilities Analysis 2018 X 2017 Company's Executive Officers comment on the main changes in consolidated liabilities, as described below: 179

Suppliers Increase of BRL 5,439 million, reflecting: • Domestically - basically due to the increase in petroleum purchases, considering the entry of new agents in the national market and the registration of production individualization agreements; and • Abroad - noticeable are the higher imports of oil, oil derivatives, natural gas and LNG, influenced by the behavior of international prices and the depreciation of the Brazilian real against the dollar. Financing - Current and Non-Current The decrease of BRL 34,563 million is mainly due to the prepayment of debts, which exceeded funding in the period, as described in items 10.1.d and 10.1.f of this form. Salaries, holidays, charges, and interests The increase of BRL 2,095 million is mainly due to the provision for Profit Sharing (PLR) related to 2018, in the amount of BRL 1,639 million, partially offset by the payment of the 2017 PLR (BRL 487 million) and the anticipation of the 2018 PLR in the fourth quarter of 2018 (BRL 259 million), and provision for a variable remuneration program of BRL 1,041 million. Pension and health plan - Current and Non-Current The increase of BRL 15,937 million reflects basically the reassessment of the 2018 actuarial calculation, causing actuarial losses of BRL 1,967 million in the PPSP-R and PPSP-NR plans, BRL 526 million in PP2 and BRL 9,420 million in the AMS; and recognition of actuarial expense of BRL 7,770, according to the report issued by independent actuaries, basically consisting of BRL 3,604 million in the Petros Plans, PPSP-R and PPSP-NR, BRL 204 million in the Petros 2 Plan and BRL 3,926 million in AMS, partially offset by the payment of contributions in Petros Plan (BRL 1,448 million) and benefits in AMS (BRL 1,667 million). Provision for lawsuits - Current and Non-Current Increase of BRL 5,454 in the balance of the balance of probable contingencies mainly due to: 180 Suppliers Increase of BRL 5,439 million, reflecting: • Domestically - basically due to the increase in petroleum purchases, considering the entry of new agents in the national market and the registration of production individualization agreements; and • Abroad - noticeable are the higher imports of oil, oil derivatives, natural gas and LNG, influenced by the behavior of international prices and the depreciation of the Brazilian real against the dollar. Financing - Current and Non-Current The decrease of BRL 34,563 million is mainly due to the prepayment of debts, which exceeded funding in the period, as described in items 10.1.d and 10.1.f of this form. Salaries, holidays, charges, and interests The increase of BRL 2,095 million is mainly due to the provision for Profit Sharing (PLR) related to 2018, in the amount of BRL 1,639 million, partially offset by the payment of the 2017 PLR (BRL 487 million) and the anticipation of the 2018 PLR in the fourth quarter of 2018 (BRL 259 million), and provision for a variable remuneration program of BRL 1,041 million. Pension and health plan - Current and Non-Current The increase of BRL 15,937 million reflects basically the reassessment of the 2018 actuarial calculation, causing actuarial losses of BRL 1,967 million in the PPSP-R and PPSP-NR plans, BRL 526 million in PP2 and BRL 9,420 million in the AMS; and recognition of actuarial expense of BRL 7,770, according to the report issued by independent actuaries, basically consisting of BRL 3,604 million in the Petros Plans, PPSP-R and PPSP-NR, BRL 204 million in the Petros 2 Plan and BRL 3,926 million in AMS, partially offset by the payment of contributions in Petros Plan (BRL 1,448 million) and benefits in AMS (BRL 1,667 million). Provision for lawsuits - Current and Non-Current Increase of BRL 5,454 in the balance of the balance of probable contingencies mainly due to: 180

• provision for US arbitrations on a drilling service contract linked to the Titanium Explorer (Vantage) rig vessel; • agreement for the closure of dispute involving Parque das Baleias referring to Special Interest values; and • exchange expense on Class Action's liability exposure. These effects were partially offset by income tax payment on remittance abroad for the collateral of the 1st and 2nd installments and fees related to Class Action. Provision for areas dismantling Increase of BRL 11,852 due to the following factors: • a revision of the provision of BRL 15,722 million, mainly due to the depreciation of the Brazilian real against the US dollar, the revision of scope and timing of oil fields decommissioning and an increase in the estimated decommissioning costs of equipment • interest rate adjustment (BRL 2,358 million); • offset by transfers related to liabilities held for sale of BRL 4,650 million and use for payments of BRL 1,761 million. Agreement to close investigations Refers to the balance payable related to agreements to close investigations with US authorities (BRL 3,034 million). Shareholders' Equity The increase of BRL 26,567 million reflects the profit for the period of BRL 25,799 million, distributed to: retained earnings reserve BRL 14,912 million, legal reserve BRL 1,289 million, statutory reserve BRL 1,027 million and tax incentives BRL 772 million millions. These effects were partially offset by: • other comprehensive income of BRL 4,684 million, impacted by the effects of the export cash flow hedge of BRL 13,431 million and the actuarial losses with defined benefit plans, BRL 12,375 million, offset in part by the 181 • provision for US arbitrations on a drilling service contract linked to the Titanium Explorer (Vantage) rig vessel; • agreement for the closure of dispute involving Parque das Baleias referring to Special Interest values; and • exchange expense on Class Action's liability exposure. These effects were partially offset by income tax payment on remittance abroad for the collateral of the 1st and 2nd installments and fees related to Class Action. Provision for areas dismantling Increase of BRL 11,852 due to the following factors: • a revision of the provision of BRL 15,722 million, mainly due to the depreciation of the Brazilian real against the US dollar, the revision of scope and timing of oil fields decommissioning and an increase in the estimated decommissioning costs of equipment • interest rate adjustment (BRL 2,358 million); • offset by transfers related to liabilities held for sale of BRL 4,650 million and use for payments of BRL 1,761 million. Agreement to close investigations Refers to the balance payable related to agreements to close investigations with US authorities (BRL 3,034 million). Shareholders' Equity The increase of BRL 26,567 million reflects the profit for the period of BRL 25,799 million, distributed to: retained earnings reserve BRL 14,912 million, legal reserve BRL 1,289 million, statutory reserve BRL 1,027 million and tax incentives BRL 772 million millions. These effects were partially offset by: • other comprehensive income of BRL 4,684 million, impacted by the effects of the export cash flow hedge of BRL 13,431 million and the actuarial losses with defined benefit plans, BRL 12,375 million, offset in part by the 181 cumulative translation adjustment of BRL 21,887 million, due to the 17% devaluation of the Brazilian real against the dollar; • distribution of dividends of BRL 7,055 million; and • effects of the initial adoption of IFRS 9 of BRL 801 million. 2017 X 2016 Company's Executive Officers comment on the main changes in consolidated liabilities, as described below: Financing - Current and Non-Current The decrease of BRL 24,265 million is mainly due to the prepayment of debts, which exceeded funding in the period, as described in items 10.1.d and 10.1.f of this form. Taxes and contributions- Current and Non-Current The increase of BRL 5,439 million is basically due to the adherence to programs for the regularization of federal debts, which on December 31, 2017 have a payable amount of BRL 5,110 million, with emphasis on PERT and Law 13,586/174, as detailed in note 21.2 of the Financial Statements 2017. Salaries, holidays, charges, and interests The decrease of BRL 2,828 million is mainly due to the provision for PIDV, in the amount of BRL 2,532 million, mainly due to terminations, withdrawals and revision of the provision. Provision for judicial proceedings In 2017, the balance of probable contingencies increased by BRL 12,189 million, mainly due to civil proceedings, with the signature of the Class Action Agreement by Petrobras (together with its subsidiary PGF) in the amount of BRL 11,198, as well as analysis of decisions taken in the period regarding the collection of royalties and governmental participation on gas production in the Urucu field, fines applied by the ANP regarding measurement systems and various other processes. 182 cumulative translation adjustment of BRL 21,887 million, due to the 17% devaluation of the Brazilian real against the dollar; • distribution of dividends of BRL 7,055 million; and • effects of the initial adoption of IFRS 9 of BRL 801 million. 2017 X 2016 Company's Executive Officers comment on the main changes in consolidated liabilities, as described below: Financing - Current and Non-Current The decrease of BRL 24,265 million is mainly due to the prepayment of debts, which exceeded funding in the period, as described in items 10.1.d and 10.1.f of this form. Taxes and contributions- Current and Non-Current The increase of BRL 5,439 million is basically due to the adherence to programs for the regularization of federal debts, which on December 31, 2017 have a payable amount of BRL 5,110 million, with emphasis on PERT and Law 13,586/174, as detailed in note 21.2 of the Financial Statements 2017. Salaries, holidays, charges, and interests The decrease of BRL 2,828 million is mainly due to the provision for PIDV, in the amount of BRL 2,532 million, mainly due to terminations, withdrawals and revision of the provision. Provision for judicial proceedings In 2017, the balance of probable contingencies increased by BRL 12,189 million, mainly due to civil proceedings, with the signature of the Class Action Agreement by Petrobras (together with its subsidiary PGF) in the amount of BRL 11,198, as well as analysis of decisions taken in the period regarding the collection of royalties and governmental participation on gas production in the Urucu field, fines applied by the ANP regarding measurement systems and various other processes. 182

Provision for areas dismantling The increase of BRL 13,373 million in relation to the balance on December 31, 2016 reflects the following movement (in millions of Brazilian reals): Consolidated 12/31/2017 12/31/2016 Opening balance 33,412 35,728 Provision review 13,522 (1,785) Transfers related to liabilities held for sale (*) (379) (60) Use by payments (2,265) (2,606) Interest update 2,418 2,290 Miscellaneous 77 (155) Final balance 46,785 33,412 In 2017, the revision of the provision in the amount of BRL 13,522 million mainly reflected the reduction of the risk adjusted discount rate from 7.42% per year in 2016 to 5.11% per year in 2017, due to the improvement in market risk perception in country, as well as by anticipating the abandonment schedule in some projects. Shareholders' Equity The increase of BRL 16,866 million reflects: • Actuarial gains with defined benefit plans in the amount of BRL 5,312 million, net of tax; • Hedge of export cash flow, increasing shareholders' equity in the period of BRL 5,276 million, net of taxes and the effect of reclassifying part of the exchange variation to income; • Sale of interest in BR Distribuidora without control loss, recorded as capital transaction, i.e., transaction with shareholders, in the amount of BRL 1,597 million, net of taxes, in addition to recognition of non-controlling interest, in the amount of BRL 2,577 million; and 183 Provision for areas dismantling The increase of BRL 13,373 million in relation to the balance on December 31, 2016 reflects the following movement (in millions of Brazilian reals): Consolidated 12/31/2017 12/31/2016 Opening balance 33,412 35,728 Provision review 13,522 (1,785) Transfers related to liabilities held for sale (*) (379) (60) Use by payments (2,265) (2,606) Interest update 2,418 2,290 Miscellaneous 77 (155) Final balance 46,785 33,412 In 2017, the revision of the provision in the amount of BRL 13,522 million mainly reflected the reduction of the risk adjusted discount rate from 7.42% per year in 2016 to 5.11% per year in 2017, due to the improvement in market risk perception in country, as well as by anticipating the abandonment schedule in some projects. Shareholders' Equity The increase of BRL 16,866 million reflects: • Actuarial gains with defined benefit plans in the amount of BRL 5,312 million, net of tax; • Hedge of export cash flow, increasing shareholders' equity in the period of BRL 5,276 million, net of taxes and the effect of reclassifying part of the exchange variation to income; • Sale of interest in BR Distribuidora without control loss, recorded as capital transaction, i.e., transaction with shareholders, in the amount of BRL 1,597 million, net of taxes, in addition to recognition of non-controlling interest, in the amount of BRL 2,577 million; and 183

• Cumulative translation adjustment, in the amount of BRL 1,782 million, resulting from the translation of financial statements of subsidiaries abroad into functional currency other than the Brazilian real. Consolidated Liabilities Analysis 2016 X 2015 Company's Executive Officers comment on the main changes in consolidated liabilities, as described below: Suppliers The reduction of BRL 6,107 million is mainly due to the initiatives to reduce costs and expenses, as well as the lower imports in Brazil, the effect of the exchange rate variation, the transfer to liabilities held for sale and sale of the PESA. Financing - Current and Non-Current Total debt decreased by BRL 107,658 million in relation to December 31, 2015 (down 22%), mainly due to the 16.5% appreciation of the Brazilian real and the amortization of debt, using funds from divestitures and cash generation. Taxes and contributions Reduction of BRL 1,313 million basically due to: • Discharge of amounts related to Refis and Prorelit (BRL 978 million); • Lower amounts of ICMS (BRL 568 million) and PIS/COFINS (BRL 393 million) due to the decrease in sales due to the drop in demand in the domestic market; • Reduction of taxes established abroad (BRL 449 million); and • Reduction of the provision for other taxes and charges in Brazil (BRL 335 million); These effects were partially offset by the increase in the provision for special participation/royalties due to higher international oil prices (BRL 1,587 million). 184 • Cumulative translation adjustment, in the amount of BRL 1,782 million, resulting from the translation of financial statements of subsidiaries abroad into functional currency other than the Brazilian real. Consolidated Liabilities Analysis 2016 X 2015 Company's Executive Officers comment on the main changes in consolidated liabilities, as described below: Suppliers The reduction of BRL 6,107 million is mainly due to the initiatives to reduce costs and expenses, as well as the lower imports in Brazil, the effect of the exchange rate variation, the transfer to liabilities held for sale and sale of the PESA. Financing - Current and Non-Current Total debt decreased by BRL 107,658 million in relation to December 31, 2015 (down 22%), mainly due to the 16.5% appreciation of the Brazilian real and the amortization of debt, using funds from divestitures and cash generation. Taxes and contributions Reduction of BRL 1,313 million basically due to: • Discharge of amounts related to Refis and Prorelit (BRL 978 million); • Lower amounts of ICMS (BRL 568 million) and PIS/COFINS (BRL 393 million) due to the decrease in sales due to the drop in demand in the domestic market; • Reduction of taxes established abroad (BRL 449 million); and • Reduction of the provision for other taxes and charges in Brazil (BRL 335 million); These effects were partially offset by the increase in the provision for special participation/royalties due to higher international oil prices (BRL 1,587 million). 184

Pension and health plan - Current and Non-Current The net actuarial liability increased by BRL 22,494 million, as a result of the loss with remeasurement of actuarial liabilities (BRL 17,449 million) and service and interest costs (BRL 8,001 million), offset in part by payments to Petros of contributions and interest of the financial commitment term - TCF (BRL 2,634 million). Provision for judicial proceedings In 2016, the balance of probable contingencies increased by BRL 2,276 million, mainly due to: • Individual actions on outsourcing; • Use of ICMS credits in platforms import; • Complaint for breach of agreement related to platform construction; • Indemnification resulting from the expropriation of the area for the constitution of right of way; and • Agreements concluded to close individual actions, as well as ongoing negotiations, with other authors (class action). Provision for areas dismantling The reduction of BRL 2,316 million in relation to the balance on December 31, 2015 reflects the following movement (in millions of Brazilian reals): Consolidated 12/31/2016 12/31/2015 Opening balance 35,728 21,958 Provision review (1,785) 17,300 Transfers related to liabilities held for sale (*) (60) (488) Use by payments (2,606) (4,149) Interest update 2,290 753 Miscellaneous (155) 354 Final balance 33,412 35,728 In 2016, the revisions resulted in a reduction of the provision of BRL 2.3 billion with its main effects related to: (i) a reduction of BRL 3.2 billion, attributable to the 185 Pension and health plan - Current and Non-Current The net actuarial liability increased by BRL 22,494 million, as a result of the loss with remeasurement of actuarial liabilities (BRL 17,449 million) and service and interest costs (BRL 8,001 million), offset in part by payments to Petros of contributions and interest of the financial commitment term - TCF (BRL 2,634 million). Provision for judicial proceedings In 2016, the balance of probable contingencies increased by BRL 2,276 million, mainly due to: • Individual actions on outsourcing; • Use of ICMS credits in platforms import; • Complaint for breach of agreement related to platform construction; • Indemnification resulting from the expropriation of the area for the constitution of right of way; and • Agreements concluded to close individual actions, as well as ongoing negotiations, with other authors (class action). Provision for areas dismantling The reduction of BRL 2,316 million in relation to the balance on December 31, 2015 reflects the following movement (in millions of Brazilian reals): Consolidated 12/31/2016 12/31/2015 Opening balance 35,728 21,958 Provision review (1,785) 17,300 Transfers related to liabilities held for sale (*) (60) (488) Use by payments (2,606) (4,149) Interest update 2,290 753 Miscellaneous (155) 354 Final balance 33,412 35,728 In 2016, the revisions resulted in a reduction of the provision of BRL 2.3 billion with its main effects related to: (i) a reduction of BRL 3.2 billion, attributable to the 185 decrease in the exchange rate, with a direct impact on costs in dollars; (ii) a reduction of BRL 1.6 billion, due to the increase in the risk-adjusted discount rate (from 6.73% p.a., on December 31, 2015 to 7.42% p.a., on December 31, 2016). These effects were partially offset by a BRL 2.5 billion increase in the revision of abandonment estimates, mainly impacted by the entry of new wells and equipment to be abandoned. Shareholders' Equity The reduction of BRL 5,187 million reflects: • year loss; • debtor cumulative translation adjustment due to translation of the financial statements of subsidiaries abroad into functional currency other than the Brazilian real offset by transfer to other net expenses related to the accumulated exchange rate effects of translation of companies (Petrobras Participaciones SL - PPSL and Nansei, from the date of acquisition of said investments to the dates of disposal; and • losses with defined benefit plans. These effects were partially offset by the effect of the export cash flow hedge in the amount of BRL 33,173 million, net of tax and the effect of reclassifying part of the exchange variation to income. 186 decrease in the exchange rate, with a direct impact on costs in dollars; (ii) a reduction of BRL 1.6 billion, due to the increase in the risk-adjusted discount rate (from 6.73% p.a., on December 31, 2015 to 7.42% p.a., on December 31, 2016). These effects were partially offset by a BRL 2.5 billion increase in the revision of abandonment estimates, mainly impacted by the entry of new wells and equipment to be abandoned. Shareholders' Equity The reduction of BRL 5,187 million reflects: • year loss; • debtor cumulative translation adjustment due to translation of the financial statements of subsidiaries abroad into functional currency other than the Brazilian real offset by transfer to other net expenses related to the accumulated exchange rate effects of translation of companies (Petrobras Participaciones SL - PPSL and Nansei, from the date of acquisition of said investments to the dates of disposal; and • losses with defined benefit plans. These effects were partially offset by the effect of the export cash flow hedge in the amount of BRL 33,173 million, net of tax and the effect of reclassifying part of the exchange variation to income. 186

10.2 - Operating and financial result a) Results of issuer's operations, particularly: i. Description of any major revenue components Company's Executive Officers comment that revenues come from: • sales of oil derivatives (such as diesel, gasoline, aviation kerosene, naphtha, fuel oil and liquefied petroleum gas, natural gas, biofuels, electricity, ethanol, nitrogen and renewable sources, and revenues from unpaid rights; • export sales, which consist mainly of sales of crude oil and oil derivatives; • overseas sales, which consist of sales of oil, natural gas and derivatives that are bought, produced and refined abroad; and • other revenues, including services, income from investments and exchange gains. Net operating revenue totaling BRL 349,836 million in 2018, an increase of 23.3% compared to BRL 283,695 million in 2017, an increase of 0.4% compared to BRL 282,589 million in 2016. Individually, the most important product in terms of revenue generation in fiscal years 2018, 2017 and 2016 was diesel. 187 10.2 - Operating and financial result a) Results of issuer's operations, particularly: i. Description of any major revenue components Company's Executive Officers comment that revenues come from: • sales of oil derivatives (such as diesel, gasoline, aviation kerosene, naphtha, fuel oil and liquefied petroleum gas, natural gas, biofuels, electricity, ethanol, nitrogen and renewable sources, and revenues from unpaid rights; • export sales, which consist mainly of sales of crude oil and oil derivatives; • overseas sales, which consist of sales of oil, natural gas and derivatives that are bought, produced and refined abroad; and • other revenues, including services, income from investments and exchange gains. Net operating revenue totaling BRL 349,836 million in 2018, an increase of 23.3% compared to BRL 283,695 million in 2017, an increase of 0.4% compared to BRL 282,589 million in 2016. Individually, the most important product in terms of revenue generation in fiscal years 2018, 2017 and 2016 was diesel. 187

PETROBRAS

Sales Revenue by Product	Consolidated (BRL Million)		
	2018	2017	2016
Diesel	103.049	79.993	88.750
Diesel subsidy	5.461	-	-
Gasoline	57.383	53.534	56.540
Liquefied petroleum gas (LPG)	16.379	12.786	10.669
Aviation fuel	14.608	10.003	8.931
Naphtha	9.017	8.410	8.500
Fuel oil (including *bunker*)	4.663	4.447	4.068
Others oil products	15.551	12.053	11.676
Subtotal	226.111	181.226	189.134
Natural Gas	20.588	16.539	13.801
Ethanol, nitrogen and renewables	7.822	12.388	13.024
Rights not exercised (*breakage*)	2.466	-	-
Eletricity	7.554	11.578	6.773
Services and others	3.092	2.920	2.838
Internal Market	267.633	224.651	225.570
Exports	57.986	41.724	28.910
Sales abroad	24.217	17.320	28.109
External Market	82.203	59.044	57.019
Sales Revenue	349.836	283.695	282.589

ii. Factors that materially affected operating results

Company's Executive Officers comment that the main factors that led to an improvement in the operating result in 2018 compared to 2017 were the higher prices of derivatives in the domestic market, mainly diesel and gasoline and exports, following a 31% of Brent quotation and depreciation of 14% of the Brazilian real against US dollar. In spite of the higher volume of diesel sales, there was a drop in the domestic sales volume of oil derivatives by 3% and exports by 10% due to lower production of oil.

They also point out that, during 2018, there was an increase in costs and selling expenses, mainly due to the payment of tariffs for the use of gas pipelines, higher expenses with government participation and imports, and the occurrence of special items. There was also a reduction of general and administrative expenses.

Finally, executive officers directors comment that the events below also impacted Company's results, namely:

- gains from agreements signed with the electricity sector;

188

• positive result with dismantling of areas; • losses with impairment; • losses with judicial contingencies; and • negative exchange effect on contingencies. Company's Executive Officers comment that the main factors that led to an improvement in the operating result of 2017 compared to 2016 was caused by the increase in Brent, as well as the volume and margin of oil exports and growth in sales of natural gas, expenses with personnel, with lower dry and/or sub-commercial wells and equipment idleness, in addition to gains from the sale of NTS and a significant reduction of impairment and depreciation. On the other hand, there was a drop in the volumes of derivatives in the domestic market and higher expenses with government interest. They also point out that in 2017, with the objective of eliminating risks and uncertainties in litigation, Company signed an agreement to close Class Action, in the amount of BRL 11,198 million (considering taxes), and adhered to four regularization programs of federal debts that affected Company's results. Company's Executive Officers comment that the main factors that materially affected consolidated operating income in the 2016 vs. 2015 comparison were the 8% decrease in domestic sales of derivatives (mainly diesel and fuel oil), lower generation of electricity, lower volume of natural gas traded in the domestic market, falling prices of oil and oil derivatives exports and the increase in depreciation due to the reduction of reserve estimates. On the other hand, there were larger margins in diesel and gasoline, and lower expenditures with imports and government stake in Brazil. They also point out that there were positive effects with the recognition of lower impairment compared to 2015, a review of abandonment of oil and gas areas, verified gains with asset sales and lower expenses with return of fields. However, the result was affected by higher expenses with the new PIDV, the reclassification of losses with exchange depreciation (cumulative conversion adjustments - CTA, as a result of the sale of PESA) and higher expenses with idle rigs. 189 • positive result with dismantling of areas; • losses with impairment; • losses with judicial contingencies; and • negative exchange effect on contingencies. Company's Executive Officers comment that the main factors that led to an improvement in the operating result of 2017 compared to 2016 was caused by the increase in Brent, as well as the volume and margin of oil exports and growth in sales of natural gas, expenses with personnel, with lower dry and/or sub-commercial wells and equipment idleness, in addition to gains from the sale of NTS and a significant reduction of impairment and depreciation. On the other hand, there was a drop in the volumes of derivatives in the domestic market and higher expenses with government interest. They also point out that in 2017, with the objective of eliminating risks and uncertainties in litigation, Company signed an agreement to close Class Action, in the amount of BRL 11,198 million (considering taxes), and adhered to four regularization programs of federal debts that affected Company's results. Company's Executive Officers comment that the main factors that materially affected consolidated operating income in the 2016 vs. 2015 comparison were the 8% decrease in domestic sales of derivatives (mainly diesel and fuel oil), lower generation of electricity, lower volume of natural gas traded in the domestic market, falling prices of oil and oil derivatives exports and the increase in depreciation due to the reduction of reserve estimates. On the other hand, there were larger margins in diesel and gasoline, and lower expenditures with imports and government stake in Brazil. They also point out that there were positive effects with the recognition of lower impairment compared to 2015, a review of abandonment of oil and gas areas, verified gains with asset sales and lower expenses with return of fields. However, the result was affected by higher expenses with the new PIDV, the reclassification of losses with exchange depreciation (cumulative conversion adjustments - CTA, as a result of the sale of PESA) and higher expenses with idle rigs. 189

PETROBRAS

b) Changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

Company's Executive Officers comment that export sales revenues and revenues from domestic sales of derivatives traded on the international market were influenced by changes in the exchange rate and changes in international oil prices.

MAIN QUOTATIONS AND AVERAGE RATES	Fiscal Year Ended December 31		
	2018	2017	2018 x 2017 (%)
Quotations			
Brent (BRL/bbl)	260.18	173.30	50
Average sale dollar (BRL)	3.65	3.19	14
Final sale dollar (BRL)	3.87	3.31	17
Average price indicators			
Basic Derivatives - Domestic market (BRL/bbl)	299.70	226.37	32
Sale price - Brazil			
. Oil (USD/bbl) *	66.66	50.48	32
. Natural gas (USD/bbl)	42.87	37.82	13
Sale price - International			
Crude (USD/bbl)	66.13	47.16	40
Natural gas (USD/bbl)	24.34	20.79	17

* Average export prices and internal transfer prices from the E&P area to the Refining, Transportation and Commercialization (RTC) area.

Total sales volume (thousand barrels/day)	Fiscal Year Ended December 31		
	2018	2017	2018 x 2017 (%)
Diesel	784	717	9
Gasoline	459	521	(12)
Fuel oil	45	61	(26)
Naphtha	97	134	(28)
GLP	231	235	(2)
QAV	108	101	7
Miscellaneous	163	171	(5)
Total derivatives	1,887	1,940	(3)
Alcohols, renewable nitrogenous and other	71	112	(37)
Natural gas	345	361	(4)
Total domestic market	2,303	2,413	(5)
Exports of oil, oil derivatives and miscellaneous	608	672	(10)
International sales	236	242	(2)
Total foreign market	844	914	(8)
Total overall	3,147	3,327	(5)

190

PETROBRAS

MAIN QUOTATIONS AND AVERAGE RATES	Fiscal Year Ended December 31		
	2017	2016	2017 x 2016 (%)
Quotations			
Brent (BRL/bbl)	173.30	150.90	15
Average sale dollar (BRL)	3.19	3.48	(8)
Final sale dollar (BRL)	3.31	3.26	2
Average price indicators			
Basic Derivatives - Domestic market (BRL/bbl)	226.37	227.47	-
Sale price - Brazil			
. Oil (USD/bbl) *	50.48	39.36	28
. Natural gas (USD/bbl)	37.79	31.10	22
Sale price - International			
Crude (USD/bbl)	47.16	43.52	8
Natural gas (USD/bbl)	20.79	21.40	(3)

* Average export prices and internal prices for transfer from the E&P area to the Supply area.

Sales Volume - one thousand barrels/day (*)	Fiscal Year Ended December 31		
	2017	2016	2017 x 2016 (%)
Diesel	717	780	(8)
Gasoline	521	545	(4)
Fuel oil	61	67	(9)
Naphtha	134	151	(11)
GLP	235	234	-
QAV	101	101	-
Miscellaneous	171	186	(8)
Total derivatives	**1,940**	**2,064**	**(6)**
Alcohols, nitrogenous, renewable and others	112	112	-
Natural gas	361	333	8
Total domestic market	2,413	2,509	(4)
Exports of oil, oil derivatives and miscellaneous	672	554	21
International sales	242	418	(42)
Total foreign market	914	972	(6)
Total overall	3,327	3,481	(4)

191

PETROBRAS

MAIN QUOTATIONS AND AVERAGE RATES	Fiscal Year Ended December 31		
	2016	2015	2016 x 2015 (%)
Quotations			
Brent (BRL/bbl)	150.89	172.66	(13)
Average sale dollar (BRL)	3.48	3.34	4
Final sale dollar (BRL)	3.26	3.90	(16)
Average price indicators			
Basic Derivatives - Domestic market (BRL/bbl)	227.47	228.18	-
Sale price - Brazil			
. Oil (USD/bbl) *	39.36	42.16	(7)
. Natural gas (USD/bbl)	31.29	36.24	(14)
Sale price - International			
Crude (USD/bbl)	43.52	55.99	(22)
Natural gas (USD/bbl)	21.40	22.62	(5)

* Average export prices and internal prices for transfer from the E&P area to the Supply area.

Sales Volume - one thousand barrels/day (*)	Fiscal Year Ended December 31		
	2016	2015	2016 x 2015 (%)
Diesel	780	923	(15)
Gasoline	545	553	(1)
Fuel oil	67	104	(36)
Naphtha	151	133	14
GLP	234	232	1
QAV	101	110	(8)
Miscellaneous	186	179	4
Total derivatives	**2,064**	**2,234**	**(8)**
Alcohols, nitrogenous, renewable and others	112	123	(9)
Natural gas	333	432	(23)
Total domestic market	2,509	2,789	(10)
Exports of oil, oil derivatives and miscellaneous	554	510	9
International sales	418	546	(23)
Total foreign market	972	1,056	(8)
Total overall	3,481	3,845	(9)

c) Impact of inflation, changes in prices of main inputs and outputs, exchange rates, and interest rates on issuer's operating income and financial results

192

Analysis 2018 x 2017 Operating Income Company's Executive Officers comment that the main impacts on the operating result in the variables mentioned were: • Products - increase in the average price of derivatives, highlighting the prices of diesel and gasoline and LPG, as well as natural gas, following the increase in international prices and depreciation of the Brazilian real against the dollar; • Inputs - higher expenses with government participation and imports of oil, oil derivatives and natural gas, influenced by international commodity prices and the devaluation of the Brazilian real against the US dollar, which also influenced the cost of activities abroad. Financial Result Company's Executive Officers comment that the main impact of these variables was derived from the electrical sector agreement and the appreciation of 5.3% of the US dollar against the average active exposure in sterling. Fiscal Year ended December 31, 2018 2017 2018 x 2017 Debt expenses (21,848) (22,915) 1, 067 Exchange and monetary variations on net debt (*) (11,088) ( 13, 184) 2, 096 Goodwill (Discount) on debt securities buyback (1,015) ( 1, 067) 52 Revenue from financial investments and 2,054 1, 850 204 government securities Financial results on net debt (31,897) ( 35, 316) 3, 419 Capitalized financial charges 6,584 6, 313 271 Gains (losses) on derivative instruments (1,434) (212) ( 1, 222) Financial update of dismantling provision (2,366) ( 2, 432) 66 Other financial expenses and net income (**) 7,338 ( 1, 523) 8, 861 Other net foreign exchange and exchange 675 1, 571 (896) variations Net financial result (21,100) ( 31, 599 ) 10, 499 Revenues 11,647 3, 337 8, 310 Expenses (20,898) ( 23, 612) 2, 714 Exchange and monetary variations, net (11,849) ( 11, 324) (525) Total (21,100) ( 31, 599) 10, 499 (*) Includes monetary variation on financing in national currency, parameterized to the variation of the dollar. (**) Includes BRL 5,259 referring to the electricity sector, according to note 8.4 of the Financial Statements of 2018. 193 Analysis 2018 x 2017 Operating Income Company's Executive Officers comment that the main impacts on the operating result in the variables mentioned were: • Products - increase in the average price of derivatives, highlighting the prices of diesel and gasoline and LPG, as well as natural gas, following the increase in international prices and depreciation of the Brazilian real against the dollar; • Inputs - higher expenses with government participation and imports of oil, oil derivatives and natural gas, influenced by international commodity prices and the devaluation of the Brazilian real against the US dollar, which also influenced the cost of activities abroad. Financial Result Company's Executive Officers comment that the main impact of these variables was derived from the electrical sector agreement and the appreciation of 5.3% of the US dollar against the average active exposure in sterling. Fiscal Year ended December 31, 2018 2017 2018 x 2017 Debt expenses (21,848) (22,915) 1, 067 Exchange and monetary variations on net debt (*) (11,088) ( 13, 184) 2, 096 Goodwill (Discount) on debt securities buyback (1,015) ( 1, 067) 52 Revenue from financial investments and 2,054 1, 850 204 government securities Financial results on net debt (31,897) ( 35, 316) 3, 419 Capitalized financial charges 6,584 6, 313 271 Gains (losses) on derivative instruments (1,434) (212) ( 1, 222) Financial update of dismantling provision (2,366) ( 2, 432) 66 Other financial expenses and net income (**) 7,338 ( 1, 523) 8, 861 Other net foreign exchange and exchange 675 1, 571 (896) variations Net financial result (21,100) ( 31, 599 ) 10, 499 Revenues 11,647 3, 337 8, 310 Expenses (20,898) ( 23, 612) 2, 714 Exchange and monetary variations, net (11,849) ( 11, 324) (525) Total (21,100) ( 31, 599) 10, 499 (*) Includes monetary variation on financing in national currency, parameterized to the variation of the dollar. (**) Includes BRL 5,259 referring to the electricity sector, according to note 8.4 of the Financial Statements of 2018. 193

Analysis 2017 x 2016 Operating Income Company's Executive Officers comment that the main impacts on the operating result in the variables mentioned were: • Products - raising of Differences Settlement Price (DSP), due to the worsening hydrological conditions, higher natural gas price and higher average price of the derivatives, highlighting the price adjustments of LPG, increase in international prices partially offset by lower diesel and gasoline prices. • Inputs - lower expenses with imports of oil and oil derivatives due to the greater participation of the national oil processed in the refineries and the reduction of the sales volume of derivatives in the domestic market, and natural gas due to the greater participation of the national gas in the sales mix, higher government participation expenses, influenced by the increase in international commodity prices, as well as the increase in Lula field production, which has a higher effective Special Participation rate and higher electric energy expenses, due to the DSP increase. Financial Result Company's Executive Officers comment that the main impacts of the mentioned variables were due to the negative exchange variation of certain currencies, namely: • depreciation of 13.7% of the dollar on the net passive exposure in euro this year; • depreciation of 9.1% of the US dollar on net asset exposure in sterling this year; and • predominant appreciation of the Brazilian real throughout 2017 on the average active exposure in dollars. In addition, they comment on important variables in the period, arising from the interest paid at the adherence to the programs of regularization of federal debts in 2017, offset in the meantime by the decrease in indebtedness expenses, as a consequence of the reduction of the amount and the cost of the debt. 194 Analysis 2017 x 2016 Operating Income Company's Executive Officers comment that the main impacts on the operating result in the variables mentioned were: • Products - raising of Differences Settlement Price (DSP), due to the worsening hydrological conditions, higher natural gas price and higher average price of the derivatives, highlighting the price adjustments of LPG, increase in international prices partially offset by lower diesel and gasoline prices. • Inputs - lower expenses with imports of oil and oil derivatives due to the greater participation of the national oil processed in the refineries and the reduction of the sales volume of derivatives in the domestic market, and natural gas due to the greater participation of the national gas in the sales mix, higher government participation expenses, influenced by the increase in international commodity prices, as well as the increase in Lula field production, which has a higher effective Special Participation rate and higher electric energy expenses, due to the DSP increase. Financial Result Company's Executive Officers comment that the main impacts of the mentioned variables were due to the negative exchange variation of certain currencies, namely: • depreciation of 13.7% of the dollar on the net passive exposure in euro this year; • depreciation of 9.1% of the US dollar on net asset exposure in sterling this year; and • predominant appreciation of the Brazilian real throughout 2017 on the average active exposure in dollars. In addition, they comment on important variables in the period, arising from the interest paid at the adherence to the programs of regularization of federal debts in 2017, offset in the meantime by the decrease in indebtedness expenses, as a consequence of the reduction of the amount and the cost of the debt. 194

PETROBRAS

	Fiscal Year Ended December 31		
	2017	2016	2017 x 2016
Expenses with indebtedness	(23,570)	(26,955)	3,385
Exchange and monetary variations with net indebtedness (*)	(13,184)	(8,971)	(4,213)
Revenue from financial investments and government securities	1,850	1,894	(44)
Financial results on net debt	(34,904)	(34,032)	(872)
Capitalized financial charges	6,313	5,996	317
Gains (losses) on derivative instruments	(212)	(375)	163
Securities result	76	21	55
Financial update of dismantling provision	(2,432)	(2,296)	(136)
Other net foreign exchange and exchange variations	1,571	2,522	(951)
Other net financial expenses and income	(2,011)	979	(2,990)
Net financial result	(31,599)	(27,185)	(4,414)
Revenues	3,337	3,638	(301)
Expenses	(23,612)	(24,176)	564
Exchange and monetary variations, net	(11,324)	(6,647)	(4,677)
Total	(31,599)	(27,185)	(4,414)

(*) Includes monetary variation on financing in national currency, parameterized to the variation of the dollar.

Analysis 2016 x 2015

Operating Income

Company's Executive Officers comment that the main impacts on the operating result in the variables mentioned were:

- Products - reduction in the prices of oil and oil derivatives exports, following the drop in international prices, which also affected revenues from foreign activities; lower average prices for QAV and naphtha and higher average prices for diesel and gasoline.

- Inputs - effect of the 17% reduction in the Brent quotation and the depreciation of 4% in the average rate of the Brazilian real against the US dollar on expenses with imports of natural gas, oil and derivatives; lower government interest expenses in Brazil, influenced by reduction of international oil prices.

195

PETROBRAS

Financial Result

Company's Executive Officers comment that the main impacts of the mentioned variables were:

- Effect of higher average indebtedness on interest expenses, due to the depreciation of the average quotation of the Brazilian real against the US dollar;
- Exchange variation of the Brazilian real on the net passive exposure in US dollars, positive, resulting from the appreciation of 16.5% of the Brazilian real, net of the reclassification of the exchange variation accumulated in shareholders' equity to income from the realization of protected exports in hedge accounting;
- Greater positive exchange variation of the US dollar on passive exposure in sterling, due to the appreciation of the US dollar of 16.5% in 2016, compared to the appreciation of 4.9% in 2015; and
- Lower positive exchange variation of the US dollar on passive euro exposure due to the appreciation of the US dollar of 3.1% in 2016 compared to the appreciation of 10.4% in 2015.

	Fiscal Year Ended December 31		
	2016	2015	2016 x 2015
Expenses with indebtedness	(26,955)	(22,935)	(4,020)
Exchange and monetary variations with net indebtedness (*)	(8,971)	(12,775)	3,804
Revenue from financial investments and government securities	1,894	2,315	(421)
Financial results on net debt	(34,032)	(33,395)	(637)
Capitalized financial charges	5,996	5,860	136
Gains (losses) on derivative instruments	(375)	986	(1,361)
Securities result	21	77	(56)
Financial update of dismantling provision	(2,296)	(757)	(1,539)
Other net foreign exchange and exchange variations	2,522	1,341	1,181
Other net financial expenses and income	979	(2,153)	3,132
Net financial result	(27,185)	(28,041)	856
Revenues	3,638	4,867	(1,229)
Expenses	(24,176)	(21,545)	(2,631)
Exchange and monetary variations, net	(6,647)	(11,363)	4,716
Total	(27,185)	(28,041)	856

(*) Includes monetary variation on financing in national currency, parameterized to the variation of the dollar

196

10.3 - Events with material effects, occurred and expected, in the financial statements a) introduction or disposal of operating segment No change in operating segments compared to 2018, 2017 and 2016. b) incorporation, acquisition, or sale of equity interest Company's Executive Officers comment that in the course of 2018, Company received the amount of BRL 20,218 million from the sale of assets, especially: – Strategic Alliance between Petrobras and Total; – Petroquímica Suape and Citepe; – Assignment of interest in Roncador field to Equinor; – BM-S-8 Exploratory Block; – Formation of a joint venture to operate in the Gulf of Mexico between Petrobras America Inc. (PAI) and Murphy Exploration & Production Company - USA (Murphy), a wholly owned subsidiary of Murphy Oil Corporation. c) unusual events or operations Securities and Exchange Commission - SEC and US Department of Justice - DoJ On September 27, 2018, Petrobras announced the closing of agreements to close the SEC and DoJ investigations related to the Company's internal controls, accounting records and financial statements for the period 2003 to 2012. The agreements completely closed the investigations of the US authorities and established payments of USD 85.3 million to the DoJ and USD 85.3 million to the SEC. Additionally, they recognized the allocation of USD 682.6 million to the Brazilian authorities, to be reverted to a special fund and invested in Brazil, in accordance with the Assumption of Commitments Agreement signed with the Brazilian Government Attorney's Office. Thus, the amount of USD 853.2 million (BRL 3,536 million) was recorded in other operating expenses in the third quarter of 2018. On October 3, 2018 Petrobras paid USD 85.3 million to the DoJ and, on January 30, 2019, paid USD 682.6 million to the Brazilian authorities, leaving USD 85.3 million to the SEC. 197 10.3 - Events with material effects, occurred and expected, in the financial statements a) introduction or disposal of operating segment No change in operating segments compared to 2018, 2017 and 2016. b) incorporation, acquisition, or sale of equity interest Company's Executive Officers comment that in the course of 2018, Company received the amount of BRL 20,218 million from the sale of assets, especially: – Strategic Alliance between Petrobras and Total; – Petroquímica Suape and Citepe; – Assignment of interest in Roncador field to Equinor; – BM-S-8 Exploratory Block; – Formation of a joint venture to operate in the Gulf of Mexico between Petrobras America Inc. (PAI) and Murphy Exploration & Production Company - USA (Murphy), a wholly owned subsidiary of Murphy Oil Corporation. c) unusual events or operations Securities and Exchange Commission - SEC and US Department of Justice - DoJ On September 27, 2018, Petrobras announced the closing of agreements to close the SEC and DoJ investigations related to the Company's internal controls, accounting records and financial statements for the period 2003 to 2012. The agreements completely closed the investigations of the US authorities and established payments of USD 85.3 million to the DoJ and USD 85.3 million to the SEC. Additionally, they recognized the allocation of USD 682.6 million to the Brazilian authorities, to be reverted to a special fund and invested in Brazil, in accordance with the Assumption of Commitments Agreement signed with the Brazilian Government Attorney's Office. Thus, the amount of USD 853.2 million (BRL 3,536 million) was recorded in other operating expenses in the third quarter of 2018. On October 3, 2018 Petrobras paid USD 85.3 million to the DoJ and, on January 30, 2019, paid USD 682.6 million to the Brazilian authorities, leaving USD 85.3 million to the SEC. 197

Class actions and related proceedings In the Class Action Agreement, Petrobras (together with its subsidiary PGF) agreed to pay USD 2,950 million in two installments of USD 983 million and a final installment of USD 984 million. Accordingly, Company recognized in the fourth quarter of 2017, in other operating expenses, the amount of BRL 11,198 million (gross up) of the portion related to Petrobras. On March 1, 2018, Petrobras and PGF deposited the first installment of the agreement into an escrow account designated by the lead author of the Class Action, recorded in miscellaneous current assets. The second installment was deposited on July 2, 2018 and the third installment deposited on January 15, 2019. The exchange rate adjustment of the provision generated an expense of BRL 1,646 million, recorded in other operating expenses. Some objectors appealed the final decision, and an appeal is pending judgment. If the higher instances cancel the agreement, or if the agreement does not become final for other reasons, Company will return to the position it was in prior to the Class Action Agreement and, depending on the outcome of the subsequent dispute, Company may be required to pay substantial amounts that may have a material adverse effect on its financial condition, results of operations or cash. The appeal to the United States Supreme Court filed by Petrobras on August 30, 2017, regarding class certification, remains pending final approval of the Class Action Agreement. If the Class Action Agreement becomes final, then Petrobras will withdraw from said appeal. Class Action brought by investors' Foundation in the Netherlands On December 18, 2018, a hearing was held before the District Court of Rotterdam and the schedule of the next stages of class action was defined. The next hearing will be held on April 16, 2019. Said class action is about complex issues, and the outcome is subject to substantial uncertainties, which depend on said factors as: the Foundation's legitimacy to represent the interests of investors, applicable laws to the case, information obtained from the production phase of evidence, expert analysis, timetable to be defined by the Court and judicial decisions on key issues of the process as well as the fact that the Foundation seeks only a declaratory decision. It is not possible at this time to predict whether Company will be responsible for the effective payment of damages in any future individual actions, since this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to file subsequent individual actions related to this matter against Petrobras. 198 Class actions and related proceedings In the Class Action Agreement, Petrobras (together with its subsidiary PGF) agreed to pay USD 2,950 million in two installments of USD 983 million and a final installment of USD 984 million. Accordingly, Company recognized in the fourth quarter of 2017, in other operating expenses, the amount of BRL 11,198 million (gross up) of the portion related to Petrobras. On March 1, 2018, Petrobras and PGF deposited the first installment of the agreement into an escrow account designated by the lead author of the Class Action, recorded in miscellaneous current assets. The second installment was deposited on July 2, 2018 and the third installment deposited on January 15, 2019. The exchange rate adjustment of the provision generated an expense of BRL 1,646 million, recorded in other operating expenses. Some objectors appealed the final decision, and an appeal is pending judgment. If the higher instances cancel the agreement, or if the agreement does not become final for other reasons, Company will return to the position it was in prior to the Class Action Agreement and, depending on the outcome of the subsequent dispute, Company may be required to pay substantial amounts that may have a material adverse effect on its financial condition, results of operations or cash. The appeal to the United States Supreme Court filed by Petrobras on August 30, 2017, regarding class certification, remains pending final approval of the Class Action Agreement. If the Class Action Agreement becomes final, then Petrobras will withdraw from said appeal. Class Action brought by investors' Foundation in the Netherlands On December 18, 2018, a hearing was held before the District Court of Rotterdam and the schedule of the next stages of class action was defined. The next hearing will be held on April 16, 2019. Said class action is about complex issues, and the outcome is subject to substantial uncertainties, which depend on said factors as: the Foundation's legitimacy to represent the interests of investors, applicable laws to the case, information obtained from the production phase of evidence, expert analysis, timetable to be defined by the Court and judicial decisions on key issues of the process as well as the fact that the Foundation seeks only a declaratory decision. It is not possible at this time to predict whether Company will be responsible for the effective payment of damages in any future individual actions, since this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to file subsequent individual actions related to this matter against Petrobras. 198

Moreover, the allegations made are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of said claims are highly uncertain. The uncertainties inherent in all these issues affect the value and duration of the final resolution of this action. As a result, Petrobras is unable to estimate any loss resulting from this action. Petrobras is a victim of the corruption scheme revealed by the Lava-Jato operation and intends to present and prove this condition before the Dutch court. In view of the uncertainties that exist at present, it is not possible to make any secure assessment of any risks related to this litigation. Any indemnity for alleged damages will only be determined by judicial decisions in actions after being presented by individual investors. The Foundation cannot claim damages. Arbitration in Brazil Petrobras is respondent in five arbitrations filed by national and foreign investors before the Market Arbitration Chamber, linked to B3 - Brasil, Bolsa, Balcão. Investors expect Company to indemnify them for alleged financial losses caused by the decrease in the price of Petrobras' listed shares in Brazil, resulting from the actions of Lava Jato Operation. Those arbitrations involve very complex issues, subject to substantial uncertainties and which depend on factors such as: legal theses novelty, time schedule yet to be defined by Arbitration Tribunal, evidence to be obtained from third parties or opponents, and expert analysis. In addition, the claims formulated are broad and cover several years. The uncertainties inherent in all these issues affect the amount and timing of the final decision of these arbitrations. As a result, Company is not able to produce a reliable estimate of the potential loss in these arbitrations. Depending on the outcome of all said cases, Company may have to pay substantial amounts, which could have a material adverse effect on its financial condition, its consolidated results or its consolidated cash flow over a given period. However, Petrobras does not recognize responsibility for the alleged losses alleged by investors in said arbitrations, and is firmly defending itself in all said claims, in order to have them dismissed Additionally, in order to cope with any adverse decision in said arbitrations, half of the amount already paid under the Settlement Agreement, signed with the Brazilian Government Attorney's Office, could be used. Arbitrations in Argentina On September 11, 2018, Petrobras was cited in the arbitration suit filed by Consumidores Financieros Asociación Civil para su Defensa ( Association ) against 199 Moreover, the allegations made are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of said claims are highly uncertain. The uncertainties inherent in all these issues affect the value and duration of the final resolution of this action. As a result, Petrobras is unable to estimate any loss resulting from this action. Petrobras is a victim of the corruption scheme revealed by the Lava-Jato operation and intends to present and prove this condition before the Dutch court. In view of the uncertainties that exist at present, it is not possible to make any secure assessment of any risks related to this litigation. Any indemnity for alleged damages will only be determined by judicial decisions in actions after being presented by individual investors. The Foundation cannot claim damages. Arbitration in Brazil Petrobras is respondent in five arbitrations filed by national and foreign investors before the Market Arbitration Chamber, linked to B3 - Brasil, Bolsa, Balcão. Investors expect Company to indemnify them for alleged financial losses caused by the decrease in the price of Petrobras' listed shares in Brazil, resulting from the actions of Lava Jato Operation. Those arbitrations involve very complex issues, subject to substantial uncertainties and which depend on factors such as: legal theses novelty, time schedule yet to be defined by Arbitration Tribunal, evidence to be obtained from third parties or opponents, and expert analysis. In addition, the claims formulated are broad and cover several years. The uncertainties inherent in all these issues affect the amount and timing of the final decision of these arbitrations. As a result, Company is not able to produce a reliable estimate of the potential loss in these arbitrations. Depending on the outcome of all said cases, Company may have to pay substantial amounts, which could have a material adverse effect on its financial condition, its consolidated results or its consolidated cash flow over a given period. However, Petrobras does not recognize responsibility for the alleged losses alleged by investors in said arbitrations, and is firmly defending itself in all said claims, in order to have them dismissed Additionally, in order to cope with any adverse decision in said arbitrations, half of the amount already paid under the Settlement Agreement, signed with the Brazilian Government Attorney's Office, could be used. Arbitrations in Argentina On September 11, 2018, Petrobras was cited in the arbitration suit filed by Consumidores Financieros Asociación Civil para su Defensa ( Association ) against 199

Company and other individuals and legal entities, before the Buenos Aires Stock Exchange Arbitration Court. Among other issues, the Association alleges Petrobras 'liability for a supposed loss of market value of Petrobras' shares in Argentina, due to the proceedings related to Lava Jato Operation. As a result of a preliminary analysis, Petrobras considers that the allegations are totally groundless. However, considering that: (i) that Petrobras has not yet filed a defense in the arbitration; (ii) that the proceedings are in the initial phase, and (iii) the uncertainties inherent in this type of procedure, it is not possible for Company to identify possible risks related to this demand and to produce a reliable estimate of the potential loss in this arbitration, if any. 200 Company and other individuals and legal entities, before the Buenos Aires Stock Exchange Arbitration Court. Among other issues, the Association alleges Petrobras 'liability for a supposed loss of market value of Petrobras' shares in Argentina, due to the proceedings related to Lava Jato Operation. As a result of a preliminary analysis, Petrobras considers that the allegations are totally groundless. However, considering that: (i) that Petrobras has not yet filed a defense in the arbitration; (ii) that the proceedings are in the initial phase, and (iii) the uncertainties inherent in this type of procedure, it is not possible for Company to identify possible risks related to this demand and to produce a reliable estimate of the potential loss in this arbitration, if any. 200

10.4 - Significant changes in accounting practices - Qualifications and emphasis in auditor's report a) Significant changes in accounting practices Company's Executive Officers comment that the accounting practices and calculation methods used in the preparation of the annual financial statements for December 31, 2018 are the same as those adopted in preparing the Company's annual financial statements for the year ended December 31, 2017, except for the adoption, at January 1, 2018, of the requirements contained in the pronouncements: CPC 48 Financial Instruments, analogous to IFRS 9 Financial Instruments, including those related to hedge accounting; CPC 47 Revenue from Contract with Customer, analogous to IFRS 15 Revenue from Contracts with Customers and ICPC 21 Transaction in foreign currency and advance, analogous to IFRIC 22 Foreign Currency Transactions and Advance Consideration. IFRS 9 Financial Instruments/CPC 48 Financial Instruments CPC 48 (IFRS 9) establishes, among others, new requirements for: classification and measurement of financial assets, measurement and recognition of impairment of financial assets, changes in financial assets and liabilities, hedge accounting, and disclosure. Hedge accounting requirements established by CPC 48 (IFRS 9) were applied by Company on prospective basis. Cash flow hedge relationships of highly probable future exports for purposes of regulations in force until December 31, 2017 were considered as continuous protection relationships for purposes of the new regulation, since they also qualify for hedge accounting. a) Modification of contractual cash flow of financial liabilities CPC 48 establishes that the accounting balances of financial liabilities measured at amortized cost, whose contractual terms were not substantially modified, should reflect the present value of their cash flows under the new terms, using the original effective interest rate. The difference between the book balance of the instrument remeasured when a substantial change in its terms and its book balance immediately prior to said modification shall be recognized as gain or loss in the period result. 201 10.4 - Significant changes in accounting practices - Qualifications and emphasis in auditor's report a) Significant changes in accounting practices Company's Executive Officers comment that the accounting practices and calculation methods used in the preparation of the annual financial statements for December 31, 2018 are the same as those adopted in preparing the Company's annual financial statements for the year ended December 31, 2017, except for the adoption, at January 1, 2018, of the requirements contained in the pronouncements: CPC 48 Financial Instruments, analogous to IFRS 9 Financial Instruments, including those related to hedge accounting; CPC 47 Revenue from Contract with Customer, analogous to IFRS 15 Revenue from Contracts with Customers and ICPC 21 Transaction in foreign currency and advance, analogous to IFRIC 22 Foreign Currency Transactions and Advance Consideration. IFRS 9 Financial Instruments/CPC 48 Financial Instruments CPC 48 (IFRS 9) establishes, among others, new requirements for: classification and measurement of financial assets, measurement and recognition of impairment of financial assets, changes in financial assets and liabilities, hedge accounting, and disclosure. Hedge accounting requirements established by CPC 48 (IFRS 9) were applied by Company on prospective basis. Cash flow hedge relationships of highly probable future exports for purposes of regulations in force until December 31, 2017 were considered as continuous protection relationships for purposes of the new regulation, since they also qualify for hedge accounting. a) Modification of contractual cash flow of financial liabilities CPC 48 establishes that the accounting balances of financial liabilities measured at amortized cost, whose contractual terms were not substantially modified, should reflect the present value of their cash flows under the new terms, using the original effective interest rate. The difference between the book balance of the instrument remeasured when a substantial change in its terms and its book balance immediately prior to said modification shall be recognized as gain or loss in the period result. 201

b) Impairment of financial assets CPC 48 replaces the incurred loss model established by CPC 38 for the expected loss model. Provision for expected credit losses are recognized in financial assets measured at amortized cost, including receivables from market leases, as well as those measured at fair value through other comprehensive results. c) Classification and measurement of financial assets CPC 48 establishes three categories for the classification of financial assets: measured at amortized cost, fair value through other comprehensive results and fair value through profit or loss. The classification is based on the characteristics of contractual cash flows and the business model for managing the asset. CPC 48 eliminated the following categories established by CPC 38: held to maturity, loans and accounts receivable and available for sale. IFRS 15 Revenue from Contracts with Customers/CPC 47 Revenue from Contracts with Customers In accordance with the anticipated transitional provisions, Company adopted the pronouncement retrospectively with recognition of the effects of the initial application on retained earnings. However, the changes due to the adoption of this regulation only altered the way certain revenues from customer contracts are presented in the Company's income statement. Consequently, no impacts on retained earnings were recognized. - Company acting as agent In accordance with accounting practices in force until December 31, 2017, Company considers that it was the principal in some transactions, so that it presented separately the revenues from these sales, the cost of the product sold and the selling expenses. However, according to the new requirements, Company acts as an agent in the biofuel segment because it does not get control of goods or services that are subsequently sold to customer. Therefore, as of January 1, 2018, revenues from these operations are being presented on the same line in the income statement, but net of cost of product sold and selling expenses. - Revenues from unpaid rights (breakage) In accordance with accounting practices in force until December 31, 2017, Company considered as income from penalties, presented in the line Other operating income 202 b) Impairment of financial assets CPC 48 replaces the incurred loss model established by CPC 38 for the expected loss model. Provision for expected credit losses are recognized in financial assets measured at amortized cost, including receivables from market leases, as well as those measured at fair value through other comprehensive results. c) Classification and measurement of financial assets CPC 48 establishes three categories for the classification of financial assets: measured at amortized cost, fair value through other comprehensive results and fair value through profit or loss. The classification is based on the characteristics of contractual cash flows and the business model for managing the asset. CPC 48 eliminated the following categories established by CPC 38: held to maturity, loans and accounts receivable and available for sale. IFRS 15 Revenue from Contracts with Customers/CPC 47 Revenue from Contracts with Customers In accordance with the anticipated transitional provisions, Company adopted the pronouncement retrospectively with recognition of the effects of the initial application on retained earnings. However, the changes due to the adoption of this regulation only altered the way certain revenues from customer contracts are presented in the Company's income statement. Consequently, no impacts on retained earnings were recognized. - Company acting as agent In accordance with accounting practices in force until December 31, 2017, Company considers that it was the principal in some transactions, so that it presented separately the revenues from these sales, the cost of the product sold and the selling expenses. However, according to the new requirements, Company acts as an agent in the biofuel segment because it does not get control of goods or services that are subsequently sold to customer. Therefore, as of January 1, 2018, revenues from these operations are being presented on the same line in the income statement, but net of cost of product sold and selling expenses. - Revenues from unpaid rights (breakage) In accordance with accounting practices in force until December 31, 2017, Company considered as income from penalties, presented in the line Other operating income 202

(expenses), net in the statement of income, income from rights not exercised by customers in certain contracts with take or pay and ship or pay clauses. However, according to the new requirements, revenues from rights not exercised by customers should be considered as sales revenues and are being presented as said from January 1, 2018. IFRIC 22 Foreign Currency Transactions and Advance Consideration/ICPC 21 Foreign Currency Transaction and Advance Consideration. Company has prospectively applied the requirements established by ICPC 21 (IFRIC 22). Consequently, no impacts on retained earnings were recognized. This pronouncement clarifies that the date of the exchange rate to be used in the initial recognition of the asset, the expense or the income related to certain advances is the same used in the initial recognition of the advance. b) Significant effects of changes in accounting practices Company's Executive Officers comment that the effects generated by the adoption of IFRS 9 and IFRS 15, as comment in item (a) above, are shown below. In accordance with the expected transitional provisions, Company did not restate its financial statements for prior periods in relation to the new requirements related to: classification and measurement of financial assets, impairment of financial assets and changes in assets and liabilities financial resources. In these cases, the differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of this legislation on January 1, 2018 were recognized in retained earnings in shareholders' equity. Information on the consolidated impacts at January 1, 2018 on the balance sheet items are presented below: 203 (expenses), net in the statement of income, income from rights not exercised by customers in certain contracts with take or pay and ship or pay clauses. However, according to the new requirements, revenues from rights not exercised by customers should be considered as sales revenues and are being presented as said from January 1, 2018. IFRIC 22 Foreign Currency Transactions and Advance Consideration/ICPC 21 Foreign Currency Transaction and Advance Consideration. Company has prospectively applied the requirements established by ICPC 21 (IFRIC 22). Consequently, no impacts on retained earnings were recognized. This pronouncement clarifies that the date of the exchange rate to be used in the initial recognition of the asset, the expense or the income related to certain advances is the same used in the initial recognition of the advance. b) Significant effects of changes in accounting practices Company's Executive Officers comment that the effects generated by the adoption of IFRS 9 and IFRS 15, as comment in item (a) above, are shown below. In accordance with the expected transitional provisions, Company did not restate its financial statements for prior periods in relation to the new requirements related to: classification and measurement of financial assets, impairment of financial assets and changes in assets and liabilities financial resources. In these cases, the differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of this legislation on January 1, 2018 were recognized in retained earnings in shareholders' equity. Information on the consolidated impacts at January 1, 2018 on the balance sheet items are presented below: 203

Balance Sheet Item 12.31.2017 IFRS 9 Adjutment Note 01.01.2018 Current Asset Account Receivable, líquidas 16.446 (341) 2.3.1 b 16.105 Non Current Asset Account Receivable, líquidas 17.120 (64) 2.3.1 b 17.056 Deferred Income Taxes 11.373 405 11.778 Other Assets 10.202 (75) 2.3.1 b 10.127 Current Liabilities Finance Debt 23.160 3 2.3.1 a 23.163 Others 8.298 (23) 2.3.1 a 8.275 Non Current Liabilites Finance Debt 337.564 797 2.3.1 a 338.361 Equity Accumulated Other Comprehensive (21.268) (67) 2.3.1 c (21.335) Loss - (734) (734) Attibuted to the Shareholders of Petrobras 5.624 (51) 5.573 The following table sets forth the original measurement categories in CPC 38/IAS 39 and the new measurement categories of CPC 48/IFRS 9 for securities on January 1, 2018: 204 Balance Sheet Item 12.31.2017 IFRS 9 Adjutment Note 01.01.2018 Current Asset Account Receivable, líquidas 16.446 (341) 2.3.1 b 16.105 Non Current Asset Account Receivable, líquidas 17.120 (64) 2.3.1 b 17.056 Deferred Income Taxes 11.373 405 11.778 Other Assets 10.202 (75) 2.3.1 b 10.127 Current Liabilities Finance Debt 23.160 3 2.3.1 a 23.163 Others 8.298 (23) 2.3.1 a 8.275 Non Current Liabilites Finance Debt 337.564 797 2.3.1 a 338.361 Equity Accumulated Other Comprehensive (21.268) (67) 2.3.1 c (21.335) Loss - (734) (734) Attibuted to the Shareholders of Petrobras 5.624 (51) 5.573 The following table sets forth the original measurement categories in CPC 38/IAS 39 and the new measurement categories of CPC 48/IFRS 9 for securities on January 1, 2018: 204

The following table shows the impacts on the income statement for the adoption of CPC 47 (IFRS 15) for the year ended December 31, 2018: c) Qualifications and emphasis in auditor's report Company's Executive Officers comment that there were no qualifications in the independent auditors' reports to the financial statements for 2018, 2017 and 2016. 205 The following table shows the impacts on the income statement for the adoption of CPC 47 (IFRS 15) for the year ended December 31, 2018: c) Qualifications and emphasis in auditor's report Company's Executive Officers comment that there were no qualifications in the independent auditors' reports to the financial statements for 2018, 2017 and 2016. 205

10.5 - Critical accounting policies Relevant estimates and judgments The preparation of the financial statements requires the use of estimates and judgments for certain operations that reflect the recognition and measurement of assets, liabilities, revenues and expenses. The assumptions used are based on historical and other factors considered relevant, periodically reviewed by Management and the actual results may differ from the estimated values. The following is information only on accounting practices and estimates that require a high level of judgment or complexity in their application and that may materially affect the financial position and results of the Company: Oil and natural gas reserves Oil and natural gas reserves are calculated based on economic, geological and engineering information, such as well profiles, pressure data and drilling fluid sample data. Reserve volumes are used to calculate the depreciation/depletion/amortization rates in the units produced method, in the impairment tests, in the calculations of provisions for scrapping of areas and to define highly probable exports that are subject of cash flow hedge. Company calculates reserves in accordance with SEC (Securities and Exchange Commission) and ANP/SPE (National Oil, Natural Gas and Biofuels Agency - ANP). The main differences between the ANP/SPE and SEC criteria are: selling prices (while the ANP/SPE criterion uses Company's projection prices, the SEC criterion considers the average price of the first business day of the last 12 months) and the ANP's permission to consider volumes beyond the concession term, for the ANP/SPE criterion. In the SEC criterion, only proved reserves are estimated, while in the ANP/SPE criterion, proven and unproven reserves are estimated. According to the ESA definition, proven oil and gas reserves are the quantities of oil and gas that, through the analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically viable from a given date, of known reservoirs and under existing economic conditions, operating methods, and government regulations. Proven reserves are subdivided into developed and undeveloped reserves. 206 10.5 - Critical accounting policies Relevant estimates and judgments The preparation of the financial statements requires the use of estimates and judgments for certain operations that reflect the recognition and measurement of assets, liabilities, revenues and expenses. The assumptions used are based on historical and other factors considered relevant, periodically reviewed by Management and the actual results may differ from the estimated values. The following is information only on accounting practices and estimates that require a high level of judgment or complexity in their application and that may materially affect the financial position and results of the Company: Oil and natural gas reserves Oil and natural gas reserves are calculated based on economic, geological and engineering information, such as well profiles, pressure data and drilling fluid sample data. Reserve volumes are used to calculate the depreciation/depletion/amortization rates in the units produced method, in the impairment tests, in the calculations of provisions for scrapping of areas and to define highly probable exports that are subject of cash flow hedge. Company calculates reserves in accordance with SEC (Securities and Exchange Commission) and ANP/SPE (National Oil, Natural Gas and Biofuels Agency - ANP). The main differences between the ANP/SPE and SEC criteria are: selling prices (while the ANP/SPE criterion uses Company's projection prices, the SEC criterion considers the average price of the first business day of the last 12 months) and the ANP's permission to consider volumes beyond the concession term, for the ANP/SPE criterion. In the SEC criterion, only proved reserves are estimated, while in the ANP/SPE criterion, proven and unproven reserves are estimated. According to the ESA definition, proven oil and gas reserves are the quantities of oil and gas that, through the analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically viable from a given date, of known reservoirs and under existing economic conditions, operating methods, and government regulations. Proven reserves are subdivided into developed and undeveloped reserves. 206

Proven developed reserves are those to which recovery can be expected: (i) existing wells with existing equipment and operating methods, or where the cost of the required equipment is relatively minor when compared to the cost of a new well; and (ii) by means of installed extraction equipment and infrastructure, in operation at the time of reserve estimation, if the extraction do not involve a well a) Impact of oil and natural gas reserves on depreciation, depletion and amortization Depreciation, depletion and amortization are measured based on estimates of reserves prepared by specialized professionals of the Company, in accordance with the definitions established by the SEC. Revisions of developed and undeveloped proved reserves prospectively impact the values of depreciation, depletion and amortization b) Impact of oil and natural gas reserves on the impairment test The assets linked to the exploration and development of oil and natural gas production are recovering their value tested annually, regardless of whether there are indications of loss of value. For the calculation of the recoverable value of assets linked to the exploration and development of oil and natural gas production, the estimated value in use is based on proved reserves and probable reserves in accordance with the criteria established by the ANP/SPE. c) Impact of oil and natural gas reserves on cost estimates of area dismantling obligations The estimation of the moment of realization of costs with dismantling obligations of areas is based on the term of exhaustion of proven reserves according to the criteria established by the ANP/SPE. Revisions to reserve estimates that imply changes in the term of exhaustion may affect the provision for dismantling of areas. d) Impact on highly probable exports that are subject to cash flow hedge The calculation of highly probable future exports is based on the exports provided for in the Business and Management Plan (PNG) and in the Strategic Plan (PE), which are derived from estimates of proven and probable reserves. Revisions to said reserves may impact expectations in relation to future exports and, consequently, the designations of hedge relationships. For example, a hedge relationship 207 Proven developed reserves are those to which recovery can be expected: (i) existing wells with existing equipment and operating methods, or where the cost of the required equipment is relatively minor when compared to the cost of a new well; and (ii) by means of installed extraction equipment and infrastructure, in operation at the time of reserve estimation, if the extraction do not involve a well a) Impact of oil and natural gas reserves on depreciation, depletion and amortization Depreciation, depletion and amortization are measured based on estimates of reserves prepared by specialized professionals of the Company, in accordance with the definitions established by the SEC. Revisions of developed and undeveloped proved reserves prospectively impact the values of depreciation, depletion and amortization b) Impact of oil and natural gas reserves on the impairment test The assets linked to the exploration and development of oil and natural gas production are recovering their value tested annually, regardless of whether there are indications of loss of value. For the calculation of the recoverable value of assets linked to the exploration and development of oil and natural gas production, the estimated value in use is based on proved reserves and probable reserves in accordance with the criteria established by the ANP/SPE. c) Impact of oil and natural gas reserves on cost estimates of area dismantling obligations The estimation of the moment of realization of costs with dismantling obligations of areas is based on the term of exhaustion of proven reserves according to the criteria established by the ANP/SPE. Revisions to reserve estimates that imply changes in the term of exhaustion may affect the provision for dismantling of areas. d) Impact on highly probable exports that are subject to cash flow hedge The calculation of highly probable future exports is based on the exports provided for in the Business and Management Plan (PNG) and in the Strategic Plan (PE), which are derived from estimates of proven and probable reserves. Revisions to said reserves may impact expectations in relation to future exports and, consequently, the designations of hedge relationships. For example, a hedge relationship 207 designation should be revoked if the future exports that served as the basis for said designation are no longer considered highly probable. In this case, the gain or loss accumulated in equity as a function of this hedge relationship must be reclassified to the result when future export occurs. When it is no longer expected that future export will occur, the accumulated gain or loss in equity is immediately transferred to profit or loss for the period. Impairment Assumptions Impairment tests involve uncertainties related mainly to the key assumptions: average Brent price and average exchange rate (Brazilian real/Dollar) whose estimates are relevant for practically all the Company's business segments. A significant number of interdependent variables to determine the value in use, whose application in the tests of impairment involves a high degree of complexity, derives from these estimates. Projections related to key assumptions derive from the business and management plan for the first five years, and are consistent with the strategic plan for subsequent years. Said projections are consistent with market evidence such as independent macroeconomic forecasts, as well as industry and expert analyzes. Statistical tests, such as backtesting and feedback, are also performed to continuously improve the Company's forecasting techniques. Company's price forecast model is based on a non-linear relationship between the variables that aim to represent the fundamentals of supply and demand in the market. This model also considers the impact of the decisions of the Organization of the Petroleum Exporting Countries (OPEC), industry costs, idle capacity, oil and gas production forecast by specialized firms and the relationship between oil prices and the US dollar exchange rate. The process of elaborating exchange rate projections is based on econometric models that use as explanatory variables the long-term trend involving mainly observable data, such as commodity prices, country risk, the US interest rate and the dollar value in relation to a basket of currencies (Dollar Index). Changes in the economic environment may lead to changes in assumptions and, consequently, recognition of impairment losses on certain assets or UGCs, since, for example, the Brent price directly impacts the Company's sales revenues and refining margins, while the exchange rate of the US Dollar against the Brazilian real essentially impacts on investments and operating expenses. 208 designation should be revoked if the future exports that served as the basis for said designation are no longer considered highly probable. In this case, the gain or loss accumulated in equity as a function of this hedge relationship must be reclassified to the result when future export occurs. When it is no longer expected that future export will occur, the accumulated gain or loss in equity is immediately transferred to profit or loss for the period. Impairment Assumptions Impairment tests involve uncertainties related mainly to the key assumptions: average Brent price and average exchange rate (Brazilian real/Dollar) whose estimates are relevant for practically all the Company's business segments. A significant number of interdependent variables to determine the value in use, whose application in the tests of impairment involves a high degree of complexity, derives from these estimates. Projections related to key assumptions derive from the business and management plan for the first five years, and are consistent with the strategic plan for subsequent years. Said projections are consistent with market evidence such as independent macroeconomic forecasts, as well as industry and expert analyzes. Statistical tests, such as backtesting and feedback, are also performed to continuously improve the Company's forecasting techniques. Company's price forecast model is based on a non-linear relationship between the variables that aim to represent the fundamentals of supply and demand in the market. This model also considers the impact of the decisions of the Organization of the Petroleum Exporting Countries (OPEC), industry costs, idle capacity, oil and gas production forecast by specialized firms and the relationship between oil prices and the US dollar exchange rate. The process of elaborating exchange rate projections is based on econometric models that use as explanatory variables the long-term trend involving mainly observable data, such as commodity prices, country risk, the US interest rate and the dollar value in relation to a basket of currencies (Dollar Index). Changes in the economic environment may lead to changes in assumptions and, consequently, recognition of impairment losses on certain assets or UGCs, since, for example, the Brent price directly impacts the Company's sales revenues and refining margins, while the exchange rate of the US Dollar against the Brazilian real essentially impacts on investments and operating expenses. 208

Changes in the economic and political environment may also result in higher country risk projections leading to a rise in the discount rates used in impairment tests. Reductions in future oil and natural gas prices that are considered to be a long-term trend, as well as negative effects arising from significant changes in the volume of reserves, the expected production curve, extraction costs or discount rates, as well as decisions investments that result in the postponement or interruption of projects may be indicative of the need for tests Definition of cash-generating units for impairment tests This definition involves judgments and evaluation by Management, based on its business model and management. Changes in UGCs may occur because of the review of strategic or operational investment factors that may result in changes in the interdependencies between assets and consequently in the aggregation or disaggregation of assets that were part of certain UGCs, which may result in additional losses or reversals in the recovery of assets. The definitions adopted are as follows: a) UGCs of the Exploration and Production segment: i. Oil and gas production field or hub: composed of a set of assets linked to the exploration and development of the production of a field or a pole (set of two or more fields) in Brazil or abroad. During the 2018 financial year, the following changes were made: (i) Polo Barracuda-Caratinga (formed by the Barracuda and Caratinga fields, which became interdependent due to the redetermination in the Macabu reservoir); (ii) Polo Sapinhoá (resulting from the declaration of commerciality of the Northeast, Northwest and Southwest fields of Sapinhoá, which maintains interdependence with the Sapinhoá field); (iii) Polo Tartaruga Verde (formed by the fields of Espadarte, Tartaruga Verde, and Southwest Tartaruga Verde, due to the existing interdependence provided by reservoir sharing and relevant infrastructure); (iv) Polo Norte (the Carapeba, Vermelho, Pargo and Garoupinha fields were excluded from the UGC and the first three were considered for sale approval, and the latter for end of production); and, (v) Polo Canto do Amaro (the Pajeú field was excluded by sale approval). Therefore, on December 31, 2018, the UGCs of the Exploration and Production segment totaling 138 fields and 43 poles (covering 184 fields). 209 Changes in the economic and political environment may also result in higher country risk projections leading to a rise in the discount rates used in impairment tests. Reductions in future oil and natural gas prices that are considered to be a long-term trend, as well as negative effects arising from significant changes in the volume of reserves, the expected production curve, extraction costs or discount rates, as well as decisions investments that result in the postponement or interruption of projects may be indicative of the need for tests Definition of cash-generating units for impairment tests This definition involves judgments and evaluation by Management, based on its business model and management. Changes in UGCs may occur because of the review of strategic or operational investment factors that may result in changes in the interdependencies between assets and consequently in the aggregation or disaggregation of assets that were part of certain UGCs, which may result in additional losses or reversals in the recovery of assets. The definitions adopted are as follows: a) UGCs of the Exploration and Production segment: i. Oil and gas production field or hub: composed of a set of assets linked to the exploration and development of the production of a field or a pole (set of two or more fields) in Brazil or abroad. During the 2018 financial year, the following changes were made: (i) Polo Barracuda-Caratinga (formed by the Barracuda and Caratinga fields, which became interdependent due to the redetermination in the Macabu reservoir); (ii) Polo Sapinhoá (resulting from the declaration of commerciality of the Northeast, Northwest and Southwest fields of Sapinhoá, which maintains interdependence with the Sapinhoá field); (iii) Polo Tartaruga Verde (formed by the fields of Espadarte, Tartaruga Verde, and Southwest Tartaruga Verde, due to the existing interdependence provided by reservoir sharing and relevant infrastructure); (iv) Polo Norte (the Carapeba, Vermelho, Pargo and Garoupinha fields were excluded from the UGC and the first three were considered for sale approval, and the latter for end of production); and, (v) Polo Canto do Amaro (the Pajeú field was excluded by sale approval). Therefore, on December 31, 2018, the UGCs of the Exploration and Production segment totaling 138 fields and 43 poles (covering 184 fields). 209

The drilling rigs are not associated with any UGC and are individually tested for retrieval purposes. b) UGCs of the Refining, Transport and Commercialization (RTC) segment: i. UGC Supply: a set of assets that make up the refineries, terminals and pipelines, as well as the logistics assets operated by Transpetro, with the combined and centralized operation of logistics and refining assets, with the common goal of serving the market at the lowest global cost and, above all, the preservation of the strategic value of the set of assets in the long term. Operational planning is done centrally and assets are not managed, measured or evaluated by their individual economic-financial result. Refineries do not have the autonomy to choose the oil to be processed, the mix of derivatives to be produced, the markets to which they are destined, the portion to be exported, which intermediaries will be received, and the sales prices of the products. Operational decisions are analyzed through an integrated model of operational planning for the market, considering all production, import, export, logistics and inventory options and seeking to maximize the Company's overall performance. The decision on new investments is not based on the individual assessment of the asset where the project will be installed, but rather on the additional result for the UGC as a whole. The model on which all planning is based, used in the technical and economic feasibility studies of new investments in refining and logistics, seeks to allocate a particular type of oil, or mixture of derivatives, to define the market service (area of influence), aiming at the best results for the integrated system. Pipelines and terminals are complementary and interdependent parts of the refining assets, with the common objective of serving the market; ii. UGC Petrochemical Complex of Rio de Janeiro (Comperj): assets under construction of the Train 1 - Comperj Refinery. In 2014, Company opted to postpone this project for an extended period of time; iii. UGC 2nd refinery train RNEST: assets under construction of the second refinery train at Abreu e Lima Refinery and associated infrastructure. In 2014, Company opted to postpone this project for an extended period of time; iv. UGC Transportation: assets of Transpetro's fleet of vessels; 210 The drilling rigs are not associated with any UGC and are individually tested for retrieval purposes. b) UGCs of the Refining, Transport and Commercialization (RTC) segment: i. UGC Supply: a set of assets that make up the refineries, terminals and pipelines, as well as the logistics assets operated by Transpetro, with the combined and centralized operation of logistics and refining assets, with the common goal of serving the market at the lowest global cost and, above all, the preservation of the strategic value of the set of assets in the long term. Operational planning is done centrally and assets are not managed, measured or evaluated by their individual economic-financial result. Refineries do not have the autonomy to choose the oil to be processed, the mix of derivatives to be produced, the markets to which they are destined, the portion to be exported, which intermediaries will be received, and the sales prices of the products. Operational decisions are analyzed through an integrated model of operational planning for the market, considering all production, import, export, logistics and inventory options and seeking to maximize the Company's overall performance. The decision on new investments is not based on the individual assessment of the asset where the project will be installed, but rather on the additional result for the UGC as a whole. The model on which all planning is based, used in the technical and economic feasibility studies of new investments in refining and logistics, seeks to allocate a particular type of oil, or mixture of derivatives, to define the market service (area of influence), aiming at the best results for the integrated system. Pipelines and terminals are complementary and interdependent parts of the refining assets, with the common objective of serving the market; ii. UGC Petrochemical Complex of Rio de Janeiro (Comperj): assets under construction of the Train 1 - Comperj Refinery. In 2014, Company opted to postpone this project for an extended period of time; iii. UGC 2nd refinery train RNEST: assets under construction of the second refinery train at Abreu e Lima Refinery and associated infrastructure. In 2014, Company opted to postpone this project for an extended period of time; iv. UGC Transportation: assets of Transpetro's fleet of vessels; 210

v. UGC PANAMAX: three ships under construction, PANAMAX class (EI-512, EI- 513 and EI-514), withdrawn in 2017 from UGC Transportation, due to the delay of the project for an extended period of time; vi. UGC Convoys-Waterway: vessels (trains) under construction of the Waterway project (transportation of ethanol along the Tietê River); vii. UGC SIX: shale processing plant; and viii. Other UGCs: assets abroad rated at the smallest identifiable group of assets that generate cash inflows independent of the cash inflows of other assets or other groups of assets. c) UGCs of the Gas and Energy segment: i. UGC Natural Gas: a set of assets that make up the commercial network of natural gas (gas pipelines) and natural gas processing units (UPGN), consolidating the natural gas purchase, transportation and treatment segments, in order to enable the commercialization of gas and its liquids (GLP, NGL and ETHANE). Since 2017, due to the strategic positioning defined in the Business and Management Plan to leave the fertilizer and nitrogenous segment, all plants were withdrawn from the UGC and started to have their recoveries tested in isolation. During 2018, Management excluded from the UGC the assets related to GASFOR II due to the delay of the project for an extended period of time, which will be evaluated individually; ii. UGC Nitrogen Fertilizer Unit III (UFN III): Nitrogen Fertilizer III plant, whose construction is stopped and the date of entry into operation is postponed since 2014; iii. UGC Energy: assets that make up the thermoelectric power plants (UTE) portfolio. iv. UGCs Fafens - Fertilizer plants Fafen BA and Fafen SE, tested separately since 2017; v. Other UGCs: assets abroad rated at the smallest identifiable group of assets that generate cash inflows independent of the cash inflows of other assets or other groups of assets. 211 v. UGC PANAMAX: three ships under construction, PANAMAX class (EI-512, EI- 513 and EI-514), withdrawn in 2017 from UGC Transportation, due to the delay of the project for an extended period of time; vi. UGC Convoys-Waterway: vessels (trains) under construction of the Waterway project (transportation of ethanol along the Tietê River); vii. UGC SIX: shale processing plant; and viii. Other UGCs: assets abroad rated at the smallest identifiable group of assets that generate cash inflows independent of the cash inflows of other assets or other groups of assets. c) UGCs of the Gas and Energy segment: i. UGC Natural Gas: a set of assets that make up the commercial network of natural gas (gas pipelines) and natural gas processing units (UPGN), consolidating the natural gas purchase, transportation and treatment segments, in order to enable the commercialization of gas and its liquids (GLP, NGL and ETHANE). Since 2017, due to the strategic positioning defined in the Business and Management Plan to leave the fertilizer and nitrogenous segment, all plants were withdrawn from the UGC and started to have their recoveries tested in isolation. During 2018, Management excluded from the UGC the assets related to GASFOR II due to the delay of the project for an extended period of time, which will be evaluated individually; ii. UGC Nitrogen Fertilizer Unit III (UFN III): Nitrogen Fertilizer III plant, whose construction is stopped and the date of entry into operation is postponed since 2014; iii. UGC Energy: assets that make up the thermoelectric power plants (UTE) portfolio. iv. UGCs Fafens - Fertilizer plants Fafen BA and Fafen SE, tested separately since 2017; v. Other UGCs: assets abroad rated at the smallest identifiable group of assets that generate cash inflows independent of the cash inflows of other assets or other groups of assets. 211

d) UGC of Distribution segment: distribution assets, mainly related to the operating activities of Petrobras Distribuidora S.A. e) UGC of Biofuel segment i. UGC Biodiesel: assets that make up the biodiesel plants. The definition of the UGC, with joint evaluation of the mills, reflects the process of planning and realization of the production, considering the conditions of the national market and the capacity of supplies of each plant, as well as the results achieved in the auctions and the supply of raw material; and ii. UGC Quixadá: assets of Quixadá-CE Biodiesel Plant. In September 2016, Biodiesel was excluded from the UGC due to the decision to close its operations. Investments in associated companies and joint ventures, including goodwill, are tested individually for the purpose of evaluating their recoverability. Pension benefits and other post-employment benefits The actuarial commitments and costs of defined benefit pension and retirement plans and medical care depend on a series of economic and demographic assumptions, particularly: Discount rate - includes projected inflation curve based on market plus Brazilian real interest rates calculated through an equivalent rate that combines the maturity profile of pension and health obligations with the future yield curve of the longer- term government bonds Brazilian; Medical and hospital costs variation rate - a premise represented by the projected growth rate of medical and hospital costs, based on the Company's disbursement history for each individual (per capita) in the last five years, which equals the general inflation rate of the economy within 30 years. Those estimates and other estimates are reviewed annually and may differ from actual results due to changes in market and economic conditions and actuarial assumptions. 212 d) UGC of Distribution segment: distribution assets, mainly related to the operating activities of Petrobras Distribuidora S.A. e) UGC of Biofuel segment i. UGC Biodiesel: assets that make up the biodiesel plants. The definition of the UGC, with joint evaluation of the mills, reflects the process of planning and realization of the production, considering the conditions of the national market and the capacity of supplies of each plant, as well as the results achieved in the auctions and the supply of raw material; and ii. UGC Quixadá: assets of Quixadá-CE Biodiesel Plant. In September 2016, Biodiesel was excluded from the UGC due to the decision to close its operations. Investments in associated companies and joint ventures, including goodwill, are tested individually for the purpose of evaluating their recoverability. Pension benefits and other post-employment benefits The actuarial commitments and costs of defined benefit pension and retirement plans and medical care depend on a series of economic and demographic assumptions, particularly: Discount rate - includes projected inflation curve based on market plus Brazilian real interest rates calculated through an equivalent rate that combines the maturity profile of pension and health obligations with the future yield curve of the longer- term government bonds Brazilian; Medical and hospital costs variation rate - a premise represented by the projected growth rate of medical and hospital costs, based on the Company's disbursement history for each individual (per capita) in the last five years, which equals the general inflation rate of the economy within 30 years. Those estimates and other estimates are reviewed annually and may differ from actual results due to changes in market and economic conditions and actuarial assumptions. 212

Estimates related to lawsuits and contingencies Company is a party to arbitrations, judicial, and administrative proceedings involving civil, tax, labor and environmental matters arising from the normal course of its operations and uses estimates to recognize the values and probability of withdrawal of resources based on technical appraisal opinions of its legal advisors and in the judgments of the Administration. These estimates are made individually or by grouping of cases with similar theses and essentially take into account factors such as the analysis of the requests made by the authors, robustness of existing evidence, jurisprudential precedents of similar cases and doctrine on the subject. Specifically for outsourced labor claims, Company estimates the expected loss through a statistical procedure because of the volume of shares with similar characteristics. Arbitration, judicial and administrative decisions in actions against the Company, new jurisprudence, changes in the set of existing evidence can result in the change in the probability of exit of resources and their measurements by analyzing their fundamentals. Dismantling cost estimates Company has legal obligations to remove equipment and restore land or sea areas at the end of operations. The most significant obligations of this nature involve removing and treating the oil and natural gas production offshore facilities in Brazil and abroad. Cost estimates for future environmental removals and recoveries are made based on current cost information and expected recovery plans. The calculations of said estimates are complex and involve significant judgments, since: (i) the obligations will occur in the long term; ii) that the contracts and regulations have subjective descriptions of the removal and restoration practices and the criteria to be met at the moment of effective removal and restoration; and iii) that the technologies and costs of asset removal are constantly changing along with environmental and safety regulations. Deferred income taxes Company makes judgments to determine the recognition and value of deferred taxes in the financial statements. Deferred tax assets are recognized if future taxable profits is probable. The determination of recognition of deferred tax assets 213 Estimates related to lawsuits and contingencies Company is a party to arbitrations, judicial, and administrative proceedings involving civil, tax, labor and environmental matters arising from the normal course of its operations and uses estimates to recognize the values and probability of withdrawal of resources based on technical appraisal opinions of its legal advisors and in the judgments of the Administration. These estimates are made individually or by grouping of cases with similar theses and essentially take into account factors such as the analysis of the requests made by the authors, robustness of existing evidence, jurisprudential precedents of similar cases and doctrine on the subject. Specifically for outsourced labor claims, Company estimates the expected loss through a statistical procedure because of the volume of shares with similar characteristics. Arbitration, judicial and administrative decisions in actions against the Company, new jurisprudence, changes in the set of existing evidence can result in the change in the probability of exit of resources and their measurements by analyzing their fundamentals. Dismantling cost estimates Company has legal obligations to remove equipment and restore land or sea areas at the end of operations. The most significant obligations of this nature involve removing and treating the oil and natural gas production offshore facilities in Brazil and abroad. Cost estimates for future environmental removals and recoveries are made based on current cost information and expected recovery plans. The calculations of said estimates are complex and involve significant judgments, since: (i) the obligations will occur in the long term; ii) that the contracts and regulations have subjective descriptions of the removal and restoration practices and the criteria to be met at the moment of effective removal and restoration; and iii) that the technologies and costs of asset removal are constantly changing along with environmental and safety regulations. Deferred income taxes Company makes judgments to determine the recognition and value of deferred taxes in the financial statements. Deferred tax assets are recognized if future taxable profits is probable. The determination of recognition of deferred tax assets 213 requires the use of estimates contained in the Business and Management Plan (PNG) for the Petrobras Group, which is annually approved by the Board of Directors. This plan contains the main assumptions that support the measurement of future taxable profits that are: i) Brent oil price; ii) exchange rate; iii) net financial result. Export cash flow hedge accounting The calculation of highly probable future exports is based on the exports foreseen in the current Business and Management Plan (PNG) and Strategic Plan (PE), representing a portion of the projected values for medium and long-term export revenues. The highly probable value is obtained considering the future uncertainty about the oil price, oil production and demand for products in a model of optimization of the operations and investments of the Company, and using as a ceiling a historical percentage of exported volume in relation to total oil production. Values of future exports are recalculated at each premise change in the PNG and PE projection. The methodology used for relevant calculation, as well as its parameters, is re-evaluated at least once a year. Write-off of unduly capitalized expenses As described in note 3 to the financial statements for the year ended December 31, 2018, Company developed a methodology and carried out accounting write-offs of BRL 6,194 in the third quarter of 2014, referring to capitalized costs representing amounts paid in the acquisition of property, plant and equipment in previous years. Petrobras admits the degree of uncertainty involved in this estimation methodology and continues to follow the results of ongoing investigations and other information regarding undue payments scheme. If reliable information becomes available and indicates with sufficient accuracy that the estimates that Company used should be adjusted, Company will evaluate its materiality for appropriate recognition. Expected credit losses The provision for expected credit losses (PCE) for financial assets is based on assumptions of default risk, determination of whether or not a significant increase in credit risk, recovery factor, among others. Company uses judgment in such assumptions and in the selection of inputs to calculate expected credit losses. 214 requires the use of estimates contained in the Business and Management Plan (PNG) for the Petrobras Group, which is annually approved by the Board of Directors. This plan contains the main assumptions that support the measurement of future taxable profits that are: i) Brent oil price; ii) exchange rate; iii) net financial result. Export cash flow hedge accounting The calculation of highly probable future exports is based on the exports foreseen in the current Business and Management Plan (PNG) and Strategic Plan (PE), representing a portion of the projected values for medium and long-term export revenues. The highly probable value is obtained considering the future uncertainty about the oil price, oil production and demand for products in a model of optimization of the operations and investments of the Company, and using as a ceiling a historical percentage of exported volume in relation to total oil production. Values of future exports are recalculated at each premise change in the PNG and PE projection. The methodology used for relevant calculation, as well as its parameters, is re-evaluated at least once a year. Write-off of unduly capitalized expenses As described in note 3 to the financial statements for the year ended December 31, 2018, Company developed a methodology and carried out accounting write-offs of BRL 6,194 in the third quarter of 2014, referring to capitalized costs representing amounts paid in the acquisition of property, plant and equipment in previous years. Petrobras admits the degree of uncertainty involved in this estimation methodology and continues to follow the results of ongoing investigations and other information regarding undue payments scheme. If reliable information becomes available and indicates with sufficient accuracy that the estimates that Company used should be adjusted, Company will evaluate its materiality for appropriate recognition. Expected credit losses The provision for expected credit losses (PCE) for financial assets is based on assumptions of default risk, determination of whether or not a significant increase in credit risk, recovery factor, among others. Company uses judgment in such assumptions and in the selection of inputs to calculate expected credit losses. 214

Changes in accounting policies and disclosures On January 1, 2018, Company initially adopted the requirements contained in the following pronouncements: CPC 48 Financial Instruments, analogous to IFRS 9 Financial Instruments, including those related to hedge accounting; CPC 47 Revenue from Contract with Customer, analogous to IFRS 15 Revenue from Contracts with Customers and ICPC 21 Transaction in foreign currency and advance, analogous to IFRIC 22 Foreign Currency Transactions and Advance Consideration. IFRS 9 Financial Instruments/CPC 48 Financial Instruments CPC 48 (IFRS 9) establishes, among others, new requirements for: classification and measurement of financial assets, measurement and recognition of impairment of financial assets, changes in financial assets and liabilities, hedge accounting, and disclosure. In accordance with the expected transitional provisions, Company did not restate its financial statements for prior periods in relation to the new requirements related to: classification and measurement of financial assets, impairment of financial assets and changes in assets and liabilities financial resources. In these cases, the differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of this legislation on January 1, 2018 were recognized in retained earnings in shareholders' equity. Hedge accounting requirements established by CPC 48 (IFRS 9) were applied by Company on prospective basis. Cash flow hedge relationships of highly probable future exports for purposes of regulations in force until December 31, 2017 were considered as continuous protection relationships for purposes of the new regulation, since they also qualify for hedge accounting. IFRS 15 Revenue from Contracts with Customers/CPC 47 Revenue from Contracts with Customers In accordance with the anticipated transitional provisions, Company adopted the pronouncement retrospectively with recognition of the effects of the initial application on retained earnings. However, the changes due to the adoption of this regulation only altered the way certain revenues from customer contracts are presented in the Company's income statement. Consequently, no impacts on retained earnings were recognized. 215 Changes in accounting policies and disclosures On January 1, 2018, Company initially adopted the requirements contained in the following pronouncements: CPC 48 Financial Instruments, analogous to IFRS 9 Financial Instruments, including those related to hedge accounting; CPC 47 Revenue from Contract with Customer, analogous to IFRS 15 Revenue from Contracts with Customers and ICPC 21 Transaction in foreign currency and advance, analogous to IFRIC 22 Foreign Currency Transactions and Advance Consideration. IFRS 9 Financial Instruments/CPC 48 Financial Instruments CPC 48 (IFRS 9) establishes, among others, new requirements for: classification and measurement of financial assets, measurement and recognition of impairment of financial assets, changes in financial assets and liabilities, hedge accounting, and disclosure. In accordance with the expected transitional provisions, Company did not restate its financial statements for prior periods in relation to the new requirements related to: classification and measurement of financial assets, impairment of financial assets and changes in assets and liabilities financial resources. In these cases, the differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of this legislation on January 1, 2018 were recognized in retained earnings in shareholders' equity. Hedge accounting requirements established by CPC 48 (IFRS 9) were applied by Company on prospective basis. Cash flow hedge relationships of highly probable future exports for purposes of regulations in force until December 31, 2017 were considered as continuous protection relationships for purposes of the new regulation, since they also qualify for hedge accounting. IFRS 15 Revenue from Contracts with Customers/CPC 47 Revenue from Contracts with Customers In accordance with the anticipated transitional provisions, Company adopted the pronouncement retrospectively with recognition of the effects of the initial application on retained earnings. However, the changes due to the adoption of this regulation only altered the way certain revenues from customer contracts are presented in the Company's income statement. Consequently, no impacts on retained earnings were recognized. 215

IFRIC 22 Foreign Currency Transactions and Advance Consideration/ICPC 21 Foreign Currency Transaction and Advance Consideration. Company has prospectively applied the requirements established by ICPC 21 (IFRIC 22). Consequently, no impacts on retained earnings were recognized. This pronouncement clarifies that the date of the exchange rate to be used in the initial recognition of the asset, the expense or the income related to certain advances is the same used in the initial recognition of the advance. 216 IFRIC 22 Foreign Currency Transactions and Advance Consideration/ICPC 21 Foreign Currency Transaction and Advance Consideration. Company has prospectively applied the requirements established by ICPC 21 (IFRIC 22). Consequently, no impacts on retained earnings were recognized. This pronouncement clarifies that the date of the exchange rate to be used in the initial recognition of the asset, the expense or the income related to certain advances is the same used in the initial recognition of the advance. 216

PETROBRAS

10.6 - Relevant items not shown in financial statements

a. assets and liabilities held by issuer, both directly and indirectly, that do not appear on its balance sheet (off-balance sheet items)

The following table summarizes the Company's contractual obligations and the commitments at 12.31.2018:

OBRIGAÇÕES CONTRATUAIS

	R$ milhões				
	Pagamentos com vencimento por Período				
	Total	2019	2020-2021	2022-2023	2024 em diante
Itens do balanço patrimonial: [1]					
Obrigações de dívida [2]	326.161	14.207	42.363	86.283	183.308
Com transferência de benefícios, riscos e controles de bens	715	89	126	77	423
Provisão de Desmantelamento [3]	62.247	2.553	3.061	3.330	53.303
Total dos itens do balanço patrimonial	389.123	16.849	45.550	89.690	237.034
Outros compromissos contratuais					
Gás natural ship or pay	80.053	5.131	10.221	10.203	54.498
Serviços contratados	145.386	57.122	36.226	12.501	39.537
Compromisso de compra de GN [4]	30.454	4.779	9.509	10.661	5.505
Sem transferência de benefícios, riscos e controles de bens	369.574	43.133	67.730	53.058	205.653
Compromissos de compra	29.952	18.328	8.199	2.138	1.287
Total de outros compromissos	655.419	128.493	131.885	88.561	306.480
Total	1.044.542	145.342	177.435	178.251	543.514

[1] Exceto o valor de R$ 137.185 milhões relativos às nossas obrigações com pensões e benefícios médicos, que são parcialmente financiados por R$ 49.036 milhões em ativos do plano. As informações sobre planos de benefícios pós-aposentadoria dos empregados, incluindo um calendário de vencimento esperado das responsabilidades com pensões e benefícios médicos, encontra-se na nota explicativa 23 de nossas demonstrações contábeis consolidadas auditadas.

[2] Inclui juros devidos, dívida de curto prazo e dívida de longo prazo (parte circulante e não circulante). Informações sobre os nossos pagamentos futuro do principal e dos juros (não descontados) para os próximos anos encontra-se na nota explicativa 34.6 de nossas demonstrações contábeis consolidadas auditadas.

[3] Inclui R$ 3.610 classificados como passivos mantidos para venda

[4] O atual contrato de importação está previsto para terminar, inicialmente, em 31 de dezembro de 2019, sendo automaticamente prorrogado até que todo o volume máximo contratado seja retirado pela Petrobras.

b. other items not shown in the financial statements

Among the changes for lessees, IFRS 16 will eliminate the classification between financial and operational leases required by IAS 17. Therefore, there will be a single model in which all leases will result in the recognition of assets related to the rights of use of leased assets. If payments provided for in commercial leases are maturing in over time, financial liabilities should also be recognized. Consequently, Company expects a material increase in the balances of its total assets and liabilities to occur upon the initial adoption of IFRS 16.

217

From the initial adoption of IFRS 16, Company will no longer recognize operating expenses from operating leasing contracts and will recognize in its income statement: (i) the effects of depreciation of rights of use of leased assets; and (ii) financial expenses and exchange variation (if applicable) determined based on the financial liabilities of lease agreements. In this sense, it is expected that the changes introduced by IFRS 16 regarding the recognition, measurement and presentation of commercial leases will, in their initial adoption, increase approximately BRL 110 billion in Fixed Assets and Financing and due to the measurement of assets will be equivalent to the lease liability, such changes will not impact the Company's Shareholders' equity on January 1, 2019. With respect to the leverage target described in note 34.4 of the Finacial Statements of 2018, the adjusted net debt / EBITDA ratio would be increased in approximately 0.5x. The adoption of this pronouncement will not cause changes in the company's business practices and there was no need to renegotiate covenants existing in the financing agreements, since the increase in liabilities did not change the rates required in restrictive clauses 218 From the initial adoption of IFRS 16, Company will no longer recognize operating expenses from operating leasing contracts and will recognize in its income statement: (i) the effects of depreciation of rights of use of leased assets; and (ii) financial expenses and exchange variation (if applicable) determined based on the financial liabilities of lease agreements. In this sense, it is expected that the changes introduced by IFRS 16 regarding the recognition, measurement and presentation of commercial leases will, in their initial adoption, increase approximately BRL 110 billion in Fixed Assets and Financing and due to the measurement of assets will be equivalent to the lease liability, such changes will not impact the Company's Shareholders' equity on January 1, 2019. With respect to the leverage target described in note 34.4 of the Finacial Statements of 2018, the adjusted net debt / EBITDA ratio would be increased in approximately 0.5x. The adoption of this pronouncement will not cause changes in the company's business practices and there was no need to renegotiate covenants existing in the financing agreements, since the increase in liabilities did not change the rates required in restrictive clauses 218

10.7 - Comments on items not shown in the financial statements a) as said items change or may change revenues, expenses, operating income, financial expenses or other items of issuer's financial statements Company's Executive Officers comment that contracts not shown in financial statements are related to Company's operating activities and accounting record will be derived from the actual use of good or service. Said items still do not meet the criteria for recognition of liabilities, since they are obligations arising from contracts that are not yet fully complied with, and as a consequence, there is no recognition of the corresponding assets or expenses. However, on January 1, 2019, IFRS 16 - Leases, which contains principles for the identification, recognition, measurement, presentation and disclosure of leases, both by lessees and lessors. Among the changes for lessees, IFRS 16 eliminated the classification between financial and operating leases required by IAS 17. Therefore, there will be a single model in which all leases will result in the recognition of assets related to the rights of use of leased assets. If payments provided for in commercial leases are maturing in over time, financial liabilities should also be recognized. Consequently, Company expects a material increase in the balances of its total assets and liabilities to occur upon the initial adoption of IFRS 16. From the initial adoption of IFRS 16, Company no longer recognizes operating expenses from operating leasing contracts and will recognize in its income statement: (i) the effects of depreciation of rights of use of leased assets; and (ii) financial expenses and exchange variation (if applicable) determined based on the financial liabilities of lease agreements. Exchange rate variations arising from the balance of US dollar-denominated lease liabilities may be designated based on the hedge relationships between the exchange variations of highly probable future exports (protected item) and the exchange rate variations of certain currency. Presentation The rights to use assets will be presented in Fixed Assets, mainly representing the following underlying assets: leases of oil and natural gas production units, drilling 219 10.7 - Comments on items not shown in the financial statements a) as said items change or may change revenues, expenses, operating income, financial expenses or other items of issuer's financial statements Company's Executive Officers comment that contracts not shown in financial statements are related to Company's operating activities and accounting record will be derived from the actual use of good or service. Said items still do not meet the criteria for recognition of liabilities, since they are obligations arising from contracts that are not yet fully complied with, and as a consequence, there is no recognition of the corresponding assets or expenses. However, on January 1, 2019, IFRS 16 - Leases, which contains principles for the identification, recognition, measurement, presentation and disclosure of leases, both by lessees and lessors. Among the changes for lessees, IFRS 16 eliminated the classification between financial and operating leases required by IAS 17. Therefore, there will be a single model in which all leases will result in the recognition of assets related to the rights of use of leased assets. If payments provided for in commercial leases are maturing in over time, financial liabilities should also be recognized. Consequently, Company expects a material increase in the balances of its total assets and liabilities to occur upon the initial adoption of IFRS 16. From the initial adoption of IFRS 16, Company no longer recognizes operating expenses from operating leasing contracts and will recognize in its income statement: (i) the effects of depreciation of rights of use of leased assets; and (ii) financial expenses and exchange variation (if applicable) determined based on the financial liabilities of lease agreements. Exchange rate variations arising from the balance of US dollar-denominated lease liabilities may be designated based on the hedge relationships between the exchange variations of highly probable future exports (protected item) and the exchange rate variations of certain currency. Presentation The rights to use assets will be presented in Fixed Assets, mainly representing the following underlying assets: leases of oil and natural gas production units, drilling 219 rigs and other exploration and production equipment, ships, support vessels, helicopters, land, and buildings. Lease liabilities will be presented together with financing. In this sense, it is expected that the changes introduced by IFRS 16 regarding the recognition, measurement and presentation of commercial leases will, in their initial adoption, increase approximately BRL 110 billion in Fixed Assets and Financing and due to the measurement of assets will be equivalent to the lease liability, said changes will not impact the Company's equity on January 1, 2019. With respect to the leverage target calculated on December 31, 2018, the net debt/Adjusted EBITDA ratio would be increased by approximately 0.5x. In the statement of cash flows, lease payments that are currently presented as cash flows from operating activities will be presented as financing cash flows, representing principal and interest payments on lease liabilities. However, that change will not generate impacts on the net position of Company's Cash Flow. Other relevant issues The effects brought by IFRS 16 will be considered prospectively in the net financial debt/adjusted Ebitda metric and the impacts of this standard on this indicator will be presented for comparative purposes. In addition, the adoption of this pronouncement will not cause changes in the Company's business practices and there was no need to renegotiate covenants existing in the financing agreements, since the increase in liabilities did not change the required indices in restrictive clauses. b) operation nature and purpose Please refer to item a above. c) nature and amount of obligations assumed and rights generated in favor of issuer as a result of operation Please refer to item a above. 220 rigs and other exploration and production equipment, ships, support vessels, helicopters, land, and buildings. Lease liabilities will be presented together with financing. In this sense, it is expected that the changes introduced by IFRS 16 regarding the recognition, measurement and presentation of commercial leases will, in their initial adoption, increase approximately BRL 110 billion in Fixed Assets and Financing and due to the measurement of assets will be equivalent to the lease liability, said changes will not impact the Company's equity on January 1, 2019. With respect to the leverage target calculated on December 31, 2018, the net debt/Adjusted EBITDA ratio would be increased by approximately 0.5x. In the statement of cash flows, lease payments that are currently presented as cash flows from operating activities will be presented as financing cash flows, representing principal and interest payments on lease liabilities. However, that change will not generate impacts on the net position of Company's Cash Flow. Other relevant issues The effects brought by IFRS 16 will be considered prospectively in the net financial debt/adjusted Ebitda metric and the impacts of this standard on this indicator will be presented for comparative purposes. In addition, the adoption of this pronouncement will not cause changes in the Company's business practices and there was no need to renegotiate covenants existing in the financing agreements, since the increase in liabilities did not change the required indices in restrictive clauses. b) operation nature and purpose Please refer to item a above. c) nature and amount of obligations assumed and rights generated in favor of issuer as a result of operation Please refer to item a above. 220

10.8 - Business Plan a) Investments, including: i. quantitative and qualitative description of the investments in progress and planned investments: In December 2018, Petrobras' Board of Directors approved the 2040 Strategic Plan (PE 2040) and the 2019-2023 Business and Management Plan (PNG 2019-2023), which were prepared in integrated manner. Strategic Plan 2040 Our Strategic Plan (PE 2040) and Business and Management (PNG 2019-2023) focus on the exploration and production of oil and natural gas, being our great strength and source of value generation. In the medium term, the commercialization and use of natural gas as a source of energy will gain more relevance in our operations, following the trend of this fuel in the energy transition. In the long term, we will study opportunities in renewable energies that have synergies with our activities and competitive advantages. Thus, we will have security in the formation of a sustainable portfolio. Digital technology will permeate our activities over this horizon (PE 2040) for reducing costs and increasing productivity. Company manifests its purpose and reaffirms its values: Vision An integrated energy Company, which evolves with society, generates high value and has unique technical capacity. Purpose Provide the energy that drives society to realize its potential. Values Respect for life, people and the environment; ethics and transparency; market orientation; overcoming and confidence; and results. Company's strategies were adjusted, defining the focus of the actions by business segment, as detailed below: 221 10.8 - Business Plan a) Investments, including: i. quantitative and qualitative description of the investments in progress and planned investments: In December 2018, Petrobras' Board of Directors approved the 2040 Strategic Plan (PE 2040) and the 2019-2023 Business and Management Plan (PNG 2019-2023), which were prepared in integrated manner. Strategic Plan 2040 Our Strategic Plan (PE 2040) and Business and Management (PNG 2019-2023) focus on the exploration and production of oil and natural gas, being our great strength and source of value generation. In the medium term, the commercialization and use of natural gas as a source of energy will gain more relevance in our operations, following the trend of this fuel in the energy transition. In the long term, we will study opportunities in renewable energies that have synergies with our activities and competitive advantages. Thus, we will have security in the formation of a sustainable portfolio. Digital technology will permeate our activities over this horizon (PE 2040) for reducing costs and increasing productivity. Company manifests its purpose and reaffirms its values: Vision An integrated energy Company, which evolves with society, generates high value and has unique technical capacity. Purpose Provide the energy that drives society to realize its potential. Values Respect for life, people and the environment; ethics and transparency; market orientation; overcoming and confidence; and results. Company's strategies were adjusted, defining the focus of the actions by business segment, as detailed below: 221

Business and Management Plan 2019-2023 Our Business and Management Plan details operational planning, focusing on security, as well as financial planning and the pursuit of profitability of our business for the next five years. The Plan incorporates a new metric, seeking to ensure profitability, in addition to maintaining the safety and debt reduction metrics that guide the Company's strategies: 222 Business and Management Plan 2019-2023 Our Business and Management Plan details operational planning, focusing on security, as well as financial planning and the pursuit of profitability of our business for the next five years. The Plan incorporates a new metric, seeking to ensure profitability, in addition to maintaining the safety and debt reduction metrics that guide the Company's strategies: 222

Among the main assumptions that impact our business are the Brent oil price and the exchange rate. In our PNG 2019-2023 we consider the following values for these variables: Our plan also brings a commitment to the decarbonisation of our processes and 1 products, with a zero absolute emission of operational emissions up to 2025 with 2015 as a benchmark, even with increased production. Emission intensity reduction targets are set at 32% of the E&P and 16% at the Refining between 2015 and 2025, when we will achieve 15 kg CO e/boe in the E&P and 36 kg CO2e/t CWT in Refining. 2 PNG 2019-2023 investment portfolio totals USD 84.1 billion, as shown in the chart below: 1 Except for situations of national water stress 223 Among the main assumptions that impact our business are the Brent oil price and the exchange rate. In our PNG 2019-2023 we consider the following values for these variables: Our plan also brings a commitment to the decarbonisation of our processes and 1 products, with a zero absolute emission of operational emissions up to 2025 with 2015 as a benchmark, even with increased production. Emission intensity reduction targets are set at 32% of the E&P and 16% at the Refining between 2015 and 2025, when we will achieve 15 kg CO e/boe in the E&P and 36 kg CO2e/t CWT in Refining. 2 PNG 2019-2023 investment portfolio totals USD 84.1 billion, as shown in the chart below: 1 Except for situations of national water stress 223

Exploration and production continues as the Company's most important value- generating engine, with a focus on the development of deep-water production. The following is a breakdown of investments in the E&P. INVESTMENTS IN E&P 2019 – 2023 Oil, NGL and Natural Gas Production In 2019, oil production growth will be 10% in Brazil and 7% in total production, due to the entry into operation of four new systems in 2018 and four in 2019. For the period between 2020 and 2023, total production of oil and natural gas will grow at an average rate of 5% per year. 224 Exploration and production continues as the Company's most important value- generating engine, with a focus on the development of deep-water production. The following is a breakdown of investments in the E&P. INVESTMENTS IN E&P 2019 – 2023 Oil, NGL and Natural Gas Production In 2019, oil production growth will be 10% in Brazil and 7% in total production, due to the entry into operation of four new systems in 2018 and four in 2019. For the period between 2020 and 2023, total production of oil and natural gas will grow at an average rate of 5% per year. 224

With regard to refining, the plan provides for repositioning in the segment through partnerships and divestitures, allowing the sharing of business risks and establishing a more dynamic, competitive and efficient sector, in addition to generating liquidity for the Company. INVESTMENTS IN REFINING AND NATURAL GAS 2019 - 2023 225 With regard to refining, the plan provides for repositioning in the segment through partnerships and divestitures, allowing the sharing of business risks and establishing a more dynamic, competitive and efficient sector, in addition to generating liquidity for the Company. INVESTMENTS IN REFINING AND NATURAL GAS 2019 - 2023 225

PETROBRAS

Operational Costs

Petrobras continues its efforts to identify opex optimization opportunities and intends to perpetuate a a culture of cost optimization with the objective of obtaining greater efficiency and rationality in the use of resources.

This continuous cost efficiency and pre-salt extraction cost of less than USD 7/boe will drive the average extraction cost to below USD 10/boe from 2020.


OPEX 2019-2023
(US$ Billion)
169
55
55
123
11
Supply Purchases
Government Interests
Depreciation
GOGs
Others

Risk Management

Petrobras continues to map its main risks and adopt specific initiatives to improve risk management, including the identification and planning of mitigation actions, in order to allow a timely and adequate response in any scenario.

Among the main risks identified in the PNG 2019-2023 horizon, the following stand out:

- Implementation of large projects;

226

• Commercial Policy; • Implementation of partnerships and divestitures; • Judicial proceedings and contingencies; • Operational Continuity. Given the high price volatility of Brent, observed between the end of 2018 and the beginning of 2019, as well as the exposure of Petrobras 'financial results to this variable, in March 2019, Petrobras' Executive Board approved a Resilience Plan containing additional actions to PNG 2019-2023 structured on three value generation levers, as follows. Expansion of the divestment program, with the inclusion of more mature offshore and offshore oil and gas fields, midstream and downstream assets. This adjustment does not contemplate the revision of the refineries disinvestment package still under study. The second lever comprises a decrease in manageable operating expenses estimated at US $ 8.1 billion (6.6%) compared to the total value of US $ 122, 6 billion budgeted in PNG for the period 2019-2023, with the main sources of reduction of personnel costs, discretionary expenses and savings derived from the optimization of the use of administrative buildings. Finally, the company is working to release excess capital in cash, which allows allocating it more usefully. The Plan does not change the investment program approved in PNG 2019-2023. The schedule for the new oil and gas production systems is the same, with the exception of Búzios 5, which will start operations postponed from 2021 to 2022, in view of the delay in the process of hiring platform charters, with an impact on estimated production in 60 thousand boed in the period 2022-2023. ii. sources of investment financing: Through cost discipline, debt reduction and commitment to profitability, Company estimates a generation of free cash flow in the period in PNG. 227 • Commercial Policy; • Implementation of partnerships and divestitures; • Judicial proceedings and contingencies; • Operational Continuity. Given the high price volatility of Brent, observed between the end of 2018 and the beginning of 2019, as well as the exposure of Petrobras 'financial results to this variable, in March 2019, Petrobras' Executive Board approved a Resilience Plan containing additional actions to PNG 2019-2023 structured on three value generation levers, as follows. Expansion of the divestment program, with the inclusion of more mature offshore and offshore oil and gas fields, midstream and downstream assets. This adjustment does not contemplate the revision of the refineries disinvestment package still under study. The second lever comprises a decrease in manageable operating expenses estimated at US $ 8.1 billion (6.6%) compared to the total value of US $ 122, 6 billion budgeted in PNG for the period 2019-2023, with the main sources of reduction of personnel costs, discretionary expenses and savings derived from the optimization of the use of administrative buildings. Finally, the company is working to release excess capital in cash, which allows allocating it more usefully. The Plan does not change the investment program approved in PNG 2019-2023. The schedule for the new oil and gas production systems is the same, with the exception of Búzios 5, which will start operations postponed from 2021 to 2022, in view of the delay in the process of hiring platform charters, with an impact on estimated production in 60 thousand boed in the period 2022-2023. ii. sources of investment financing: Through cost discipline, debt reduction and commitment to profitability, Company estimates a generation of free cash flow in the period in PNG. 227

Petrobras will continue the divestiture projects already announced and will continue with partnerships and divestitures guided by active portfolio management, with potential cash inflow in the Plan period of USD 26.9 billion. These initiatives, coupled with an operating cash generation estimated at USD 114.2 billion, after dividends, taxes and contingencies, will enable Petrobras to Brazilian realize its investments and reduce its indebtedness. For more information on PE 2040 and PNG 2019-2023, please refer to: http://www.investidorpetrobras.com.br/pt/apresentacoes/plano-de-negocios-e- gestao. And for more information on the 2040 Petrobras Scenarios, please refer to:http://www.petrobras.com.br/pt/quem-somos/plano-estrategico/cenarios/ iii. relevant divestitures in progress and planned divestitures: Active portfolio management combined with the partnership strategy results in an important source of resources for Company through the establishment of partnerships and divestitures. 228 Petrobras will continue the divestiture projects already announced and will continue with partnerships and divestitures guided by active portfolio management, with potential cash inflow in the Plan period of USD 26.9 billion. These initiatives, coupled with an operating cash generation estimated at USD 114.2 billion, after dividends, taxes and contingencies, will enable Petrobras to Brazilian realize its investments and reduce its indebtedness. For more information on PE 2040 and PNG 2019-2023, please refer to: http://www.investidorpetrobras.com.br/pt/apresentacoes/plano-de-negocios-e- gestao. And for more information on the 2040 Petrobras Scenarios, please refer to:http://www.petrobras.com.br/pt/quem-somos/plano-estrategico/cenarios/ iii. relevant divestitures in progress and planned divestitures: Active portfolio management combined with the partnership strategy results in an important source of resources for Company through the establishment of partnerships and divestitures. 228

The active management of the portfolio is in line with the Business and Management Plan 2019-2023 and seeks to maximize the value of Petrobras by optimizing the business portfolio, fully exiting the stakes and production of biodiesel and ethanol, distribution of liquefied petroleum gas (LPG) and production of fertilizers, preserving technological skills in areas with potential for development. In addition, the active management of the portfolio contributes to the reduction of our leverage and the availability of resources for future investments. In line with the TCU guidelines and current legislation, the Company's divestiture system comprises the following stages, which are disclosed to the public: Disclosure of Opportunity (Teaser) The stage at which the intention to divest is made public and potential interested parties are invited to participate in the competitive process Beginning of Non-Binding Phase (when applicable) Optional stage, carried out to identify and select the participants who were Brazilian really interested in the acquisition and who saw greater value in the assets/companies in divestiture Beginning of Binding Phase The stage in which competition occurs for the selection of the best offer by potential interested parties, in order to maximize the value of the sale; Award of Exclusivity for Trading (when applicable) Optional stage, which occurs when a potential buyer is formally granted exclusivity after binding phase; Approval of Transaction by Senior Management (Board of Executive Officers and Board of Directors) and Execution of Agreements Stage at which the purchase and sale (or assignment of rights) agreements are signed containing the conditions under which the transaction must occur, including the conditions precedent to the closing; Transaction Closure Stage at which the transaction is completed with the fulfillment of agreed conditions previously provided for. In 2018 and early 2019, we received a total of USD 6.5 billion (value includes USD 250 million of the distribution of dividends from PO & G BV to Petrobras) from our partnerships and divestitures and completed the following transactions: 229 The active management of the portfolio is in line with the Business and Management Plan 2019-2023 and seeks to maximize the value of Petrobras by optimizing the business portfolio, fully exiting the stakes and production of biodiesel and ethanol, distribution of liquefied petroleum gas (LPG) and production of fertilizers, preserving technological skills in areas with potential for development. In addition, the active management of the portfolio contributes to the reduction of our leverage and the availability of resources for future investments. In line with the TCU guidelines and current legislation, the Company's divestiture system comprises the following stages, which are disclosed to the public: Disclosure of Opportunity (Teaser) The stage at which the intention to divest is made public and potential interested parties are invited to participate in the competitive process Beginning of Non-Binding Phase (when applicable) Optional stage, carried out to identify and select the participants who were Brazilian really interested in the acquisition and who saw greater value in the assets/companies in divestiture Beginning of Binding Phase The stage in which competition occurs for the selection of the best offer by potential interested parties, in order to maximize the value of the sale; Award of Exclusivity for Trading (when applicable) Optional stage, which occurs when a potential buyer is formally granted exclusivity after binding phase; Approval of Transaction by Senior Management (Board of Executive Officers and Board of Directors) and Execution of Agreements Stage at which the purchase and sale (or assignment of rights) agreements are signed containing the conditions under which the transaction must occur, including the conditions precedent to the closing; Transaction Closure Stage at which the transaction is completed with the fulfillment of agreed conditions previously provided for. In 2018 and early 2019, we received a total of USD 6.5 billion (value includes USD 250 million of the distribution of dividends from PO & G BV to Petrobras) from our partnerships and divestitures and completed the following transactions: 229

PETROBRAS

TRANSACTIONS COMPLETED IN 2018 AND BEGINNING OF 2019

Signature Date	Closing Date	Transaction	Nominal Value* (USD billion)
12/28/2016	1/12/2018	Strategic Alliance with Total, including the assignment of 22.5% of the rights in the Iara concession area and the assignment of rights of 35%, as well as the operation in the concession area of the Lapa field in Block BM-S- 9	2.2[1]
2/16/2018	2/21/2018	Sale of Total shares of São Martinho S.A. (6,593%)	0.14
11/22/2017	4/30/2018	Total assignment of Petrobras' interest in Azulão Field	0.06
12/28/2016	4/30/2018	Sale of the Petrochemical Company of Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe)	0.44
12/18/2017	6/14/2018	Strategic partnership with Statoil (current Equinor): technical agreement to increase the recoverable volume of oil in the Roncador field; agreement to share gas export infrastructure, and assignment of 25% participation in the Roncador field	2.9
10/10/2018	11/30/2018	Organized a joint venture consisting of oil and gas production assets in the Gulf of Mexico, involving the subsidiary Petrobras America Inc. (20%) and Murphy Exploration & Production Company (80%)	1.1[2]
6/28/2018	3/8/2019	Sale of Petrobras' equity interest in Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logística SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG)	0.38
Total	7.2		

* Amounts received and subsequent payments expected after transactions closure.

[1] This amount includes the payment in the sale of Lapa and Iara at USD 1.95 Billion, in addition to a credit line, which may be activated by Petrobras in the amount of USD 400 million, and contingent payment of USD 150 million, associated with the volume of production in the Lapa field.
[2] This figure considers the closing of USD 900 million (referring to the net value received of USD 795 million, after contractual price adjustments), contingent payments of up to USD 150 million and an investment charge of up to USD 50 million costs for the development of St. Malo field production, to be performed by Murphy.

230

PETROBRAS

The following table shows the signed agreements related to transactions that have not yet been concluded, as they await the compliance with contractual and legal precedent conditions:

TRANSACTIONS SIGNED IN 2018 AND BEGINNING OF 2019

Signature Date	Transaction	Nominal Value* (USD billion)
2/28/2017	Sale of 50% of Termobahia S.A., as part of the Strategic Partnership between Petrobras and Total	-**
10/31/2018	Full disposal of ownership interest held by Petrobras (50%) in Petrobras Oil & Gas B.V. ("PO&GBV")	1.5
11/28/2018	Assignment of the total participation in the fields of Pargo, Carapeba and Vermelho, called the Polo Nordeste, located in shallow waters in the coast of the state of Rio de Janeiro.	0.37
12/21/2018	Assignment of 10% rights from the Lapa field to Total, in Block BM-S-9. Enforcement of option to sell the remainder of our interest, as provided for in the agreement signed in January 2018, when Total acquired a 35% interest in Petrobras, within the scope of the strategic partnership, with the operation of the field	0.05
1/30/2019	Complete disposal of shares held by Petrobras America Inc. in companies that make up the Pasadena refining system in the United States	0.56
3/8/2019	Total assignment of Petrobras' interest in Maromba Field	0.09
Total		**2.6**

* Amounts received and subsequent payments expected after transactions closure;
** Transaction was signed in 2017, but has not yet been completed. Amount not disclosed yet.

Company's notorious knowledge of exploration and production in deep and ultra-deep waters, as well as the pioneering in the introduction of new technologies, allow the celebration of several partnerships.

In 2018, the following strategic partnerships were noteworthy*:

- **CNPC:** signature of a Letter of Intent and Business Model Integrated Agreement. This strategic partnership is based on an integrated project concept, which aims at promoting investments in the Comperj refinery, allowing its resumption and conclusion, and investments in the Marlim cluster, in order to increase the production potential in the Campos Basin. If the ongoing negotiations are successful, the partnership will allow the use of the heavy oil produced in the Marlim cluster for processing at the Comperj refinery, which has adequate infrastructure for this type of oil.

231

• Equinor: In April 2018, a strategic partnership was concluded with Equinor, which includes a technical agreement to increase the recoverable volume of oil in the Roncador field; agreement to share gas export infrastructure; and assignment of rights in the Roncador field. Additionally, a Memorandum of Understanding was signed with Equinor in the offshore wind energy segment in Brazil. Benefits such as the achievement of scale gains and synergies and the sharing of efforts for technological development in a new energy frontier in Brazil are expected. • Total: in 2018, a strategic partnership was signed that includes a collaboration agreement in the upstream and downstream segments and technological cooperation, covering the operation, research, and technology areas, as well as the assignment of rights in Iara concession area and in Lapa field, with option to sell Petrobras' remaining interest (10%), exercised in December 2018. In the renewable energy segment, a Memorandum of Understanding was signed focusing on the development of solar and wind energy businesses onshore and, as a result, the Investment Agreement for the creation of a joint venture that will seek to develop a portfolio of projects of up to 500MW of installed capacity over a five-year horizon. • Murphy: Partnership to operate in the Gulf of Mexico with the formation of a joint venture (Petrobras America Inc - PAI and Murphy Exploration & Production Company), both contributing all their oil and natural gas assets in production in the Gulf of Mexico. Murphy presents technical-operational expertise in line with the Company's interests, specializing in offshore operation and development through underwater tie-back production and presenting a portfolio of assets that meet the qualifications expected to form the joint venture. This partnership contributes to the restructuring of Petrobras' business, as it reduces portfolio risk and adds value to operations in exploration and production. * Partnerships with CNPC, Equinor (renewable segment) and Total Group (renewable segment) are ongoing negotiations. Additionally, in the first half of 2018, competitive processes were launched to form partnerships in the refineries of the Northeast and South of Brazil. In July 2018, 232 • Equinor: In April 2018, a strategic partnership was concluded with Equinor, which includes a technical agreement to increase the recoverable volume of oil in the Roncador field; agreement to share gas export infrastructure; and assignment of rights in the Roncador field. Additionally, a Memorandum of Understanding was signed with Equinor in the offshore wind energy segment in Brazil. Benefits such as the achievement of scale gains and synergies and the sharing of efforts for technological development in a new energy frontier in Brazil are expected. • Total: in 2018, a strategic partnership was signed that includes a collaboration agreement in the upstream and downstream segments and technological cooperation, covering the operation, research, and technology areas, as well as the assignment of rights in Iara concession area and in Lapa field, with option to sell Petrobras' remaining interest (10%), exercised in December 2018. In the renewable energy segment, a Memorandum of Understanding was signed focusing on the development of solar and wind energy businesses onshore and, as a result, the Investment Agreement for the creation of a joint venture that will seek to develop a portfolio of projects of up to 500MW of installed capacity over a five-year horizon. • Murphy: Partnership to operate in the Gulf of Mexico with the formation of a joint venture (Petrobras America Inc - PAI and Murphy Exploration & Production Company), both contributing all their oil and natural gas assets in production in the Gulf of Mexico. Murphy presents technical-operational expertise in line with the Company's interests, specializing in offshore operation and development through underwater tie-back production and presenting a portfolio of assets that meet the qualifications expected to form the joint venture. This partnership contributes to the restructuring of Petrobras' business, as it reduces portfolio risk and adds value to operations in exploration and production. * Partnerships with CNPC, Equinor (renewable segment) and Total Group (renewable segment) are ongoing negotiations. Additionally, in the first half of 2018, competitive processes were launched to form partnerships in the refineries of the Northeast and South of Brazil. In July 2018, 232

those processes were suspended by judicial decision until January 2019. Additional studies are currently underway to enable these partnerships. Continuing the competitive processes in progress, Company made the following disclosures to the market: Disclosures to Market* PHASE Transaction Summary Scope Sale of 60% in refining and logistics in the Northeast and TEASER South2 ** Disposal of 100% of the shares held by Petrobras NOT BINDING Biocombustíveis in the BS BIOS company Total assignment of rights at the poles of Pampo and Enchova, in shallow waters, in Rio de Janeiro Total assignment of rights over the Sergipe and Merlusa poles, in the shallow waters of Sergipe and São Paulo respectively Total assignment of the rights over the Ceará pole, located in shallow waters in the Ceará basin ** Total assignment of onshore rights in Bahia Sale of 90% of the shareholding interest in the Transportadora Associada de Gás S.A. (TAG), a wholly ** owned subsidiary of Petrobras Disposal of the interest in Araucária Nitrogenados S.A. (ANSA) and in the Nitrogen Fertilizer Unit III (UFN-III) ** Total assignment of rights in five sets of onshore fields (totaling 19 concessions), in Ceará, Rio Grande do Norte and Sergipe Assignment of rights to the Piranema and Piranema Sul BINDING fields Total assignment of rights to the Baúna field in the Santos Basin Assignment of 50%, without transfer of the operation, of the rights of the fields of Tartaruga Verde and Module III of Espadarte Partial transfer, without transfer of the operation, of rights in four concessions, located in deep waters in the Sergipe-Alagoas Basin Assignment of Petrobras' full interest in 34 onshore production fields, located in the Potiguar Basin, in the state of Rio Grande do Norte Total assignment of the participation in three onshore fields in production, located in Espirito Santo, jointly known as Lagoa Parda Total assignment of rights to shallow water fields in Rio Grande do Norte * Updated information until March 12, 2019 ** Processes impacted as described in the following item Key judicial and administrative decisions that affected our transactions 233 those processes were suspended by judicial decision until January 2019. Additional studies are currently underway to enable these partnerships. Continuing the competitive processes in progress, Company made the following disclosures to the market: Disclosures to Market* PHASE Transaction Summary Scope Sale of 60% in refining and logistics in the Northeast and TEASER South2 ** Disposal of 100% of the shares held by Petrobras NOT BINDING Biocombustíveis in the BS BIOS company Total assignment of rights at the poles of Pampo and Enchova, in shallow waters, in Rio de Janeiro Total assignment of rights over the Sergipe and Merlusa poles, in the shallow waters of Sergipe and São Paulo respectively Total assignment of the rights over the Ceará pole, located in shallow waters in the Ceará basin ** Total assignment of onshore rights in Bahia Sale of 90% of the shareholding interest in the Transportadora Associada de Gás S.A. (TAG), a wholly ** owned subsidiary of Petrobras Disposal of the interest in Araucária Nitrogenados S.A. (ANSA) and in the Nitrogen Fertilizer Unit III (UFN-III) ** Total assignment of rights in five sets of onshore fields (totaling 19 concessions), in Ceará, Rio Grande do Norte and Sergipe Assignment of rights to the Piranema and Piranema Sul BINDING fields Total assignment of rights to the Baúna field in the Santos Basin Assignment of 50%, without transfer of the operation, of the rights of the fields of Tartaruga Verde and Module III of Espadarte Partial transfer, without transfer of the operation, of rights in four concessions, located in deep waters in the Sergipe-Alagoas Basin Assignment of Petrobras' full interest in 34 onshore production fields, located in the Potiguar Basin, in the state of Rio Grande do Norte Total assignment of the participation in three onshore fields in production, located in Espirito Santo, jointly known as Lagoa Parda Total assignment of rights to shallow water fields in Rio Grande do Norte * Updated information until March 12, 2019 ** Processes impacted as described in the following item Key judicial and administrative decisions that affected our transactions 233

Key judicial and administrative rulings that have affected our transactions The sale of Liquigás Distribuidora S.A. to Ultragaz was judged and disapproved by Cade in February 2018. The purchase and sale agreement, signed in 2016, was terminated, applying to Ultragaz fines, in favor of Petrobras, in the amount of BRL 286.2 million. Alternatives are being analyzed for the divestiture of Liquigás. The assignment of rights to the oil fields located in Bahia - Buracica and Miranga poles and facilities integrated to these poles - has been suspended due to a preliminary injunction since October 2018. In July 2018, Petrobras decided to suspend three divestiture proceedings due to a non-collegiate injunction issued by the Federal Supreme Court. They are: (i) formation of partnerships in the refineries of the Northeast and South of Brazil; (ii) total sale of the stake in Araucária Nitrogenados S.A. (ANSA) and the Nitrogen Fertilizer Unit III (UFN-III); and (iii) sale of 90% of the shareholding interest in Transportadora Associada de Gás S.A. (TAG), a wholly owned subsidiary of Petrobras. In January 2019, following the issuance of an AGU's opinion that Company complied with the conditions of the aforementioned precautionary measure, all the processes listed above were resumed. With regard to the partnerships in the refineries of the Northeast and the South of Brazil, additional studies are underway to make it viable. b) provided that it is already disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the issuer's productive capacity Company's Executive Officers comment that there was no acquisition of plants, equipment, patents or other assets that should materially influence the issuer's productive capacity in the period. c) New products and services, indicating: i. description of ongoing research already disclosed Company's Executive Officers comment that Petrobras invests in the research and development area as a way to broaden the search for new production frontiers and achieve continuous improvements in its operations. Company has a history of 234 Key judicial and administrative rulings that have affected our transactions The sale of Liquigás Distribuidora S.A. to Ultragaz was judged and disapproved by Cade in February 2018. The purchase and sale agreement, signed in 2016, was terminated, applying to Ultragaz fines, in favor of Petrobras, in the amount of BRL 286.2 million. Alternatives are being analyzed for the divestiture of Liquigás. The assignment of rights to the oil fields located in Bahia - Buracica and Miranga poles and facilities integrated to these poles - has been suspended due to a preliminary injunction since October 2018. In July 2018, Petrobras decided to suspend three divestiture proceedings due to a non-collegiate injunction issued by the Federal Supreme Court. They are: (i) formation of partnerships in the refineries of the Northeast and South of Brazil; (ii) total sale of the stake in Araucária Nitrogenados S.A. (ANSA) and the Nitrogen Fertilizer Unit III (UFN-III); and (iii) sale of 90% of the shareholding interest in Transportadora Associada de Gás S.A. (TAG), a wholly owned subsidiary of Petrobras. In January 2019, following the issuance of an AGU's opinion that Company complied with the conditions of the aforementioned precautionary measure, all the processes listed above were resumed. With regard to the partnerships in the refineries of the Northeast and the South of Brazil, additional studies are underway to make it viable. b) provided that it is already disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the issuer's productive capacity Company's Executive Officers comment that there was no acquisition of plants, equipment, patents or other assets that should materially influence the issuer's productive capacity in the period. c) New products and services, indicating: i. description of ongoing research already disclosed Company's Executive Officers comment that Petrobras invests in the research and development area as a way to broaden the search for new production frontiers and achieve continuous improvements in its operations. Company has a history of 234 success in the development and implementation of innovative technologies, such as in the drilling, completion, and production areas of deep-water wells. Brazilian oil and gas concession agreements require investments of at least 1% of the gross revenue from the concession from the oil fields with high productivity in research and development. Of these resources, up to half of them can be invested in research facilities in Brazil and the rest must be invested in universities and Brazilian institutions registered with the ANP for this purpose. Petrobras operates a research and development center, Cenpes, dedicated to its activities in Rio de Janeiro, Brazil, since 1963. In 2010, Company inaugurated its expansion, doubling the capacity of its laboratories, designing it as the largest research complex in the Southern Hemisphere, with some laboratories especially dedicated to pre-salt technologies.In December 2018, Cenpes had 1300 employees, of which 1172 were dedicated exclusively to the R&D area, of which 23% had masters' degrees and 17% were PhDs. Cenpes works in partnership with more than 120 universities and national and foreign research institutions, suppliers and other operators and aims to develop technologies to enable compliance with the Business and Management Plan, in addition to anticipating trends and investing in technological routes aligned with Strategic planning. The main results in research and development obtained by Petrobras in2018 were: • Pioneering operation of fouling inhibitor injection in the Santos Basin Pre- Salt Pole qualifies products and confirms feasibility of the technique that can prevent losses of production in the Pre-Salt in the order of 15,000 bpd and avoid loss of profit of USD 1 million per day per well. • Development of computational methodology to obtain values of properties of reservoir rocks anticipates results of petrophysics in 12 months, accelerating the development of oil fields. • Barracuda's Helico-Axial Multiphase Pump (BMSHA) completes 6 years of flawless operation in 2018 and allows production of more than 4 million barrels of oil equivalent, generating a cumulative gain of USD 400 million. • Development of bio-oil co-processing technology, whose EVTE indicates FCC margin gains between USD 0.5 and USD 2.0/bbl, without subsidies, provides production of renewable content fuels using refining assets, and contributes to reducing CO2 emissions by 70% in gasoline and diesel. • Developed a computational tool (SimCAP), which contributes to the increase of asphalt production from Pre-salt oils, imparting greater competitiveness and service guarantee to the market, whose turnover is in around BRL 4.7 billion/year. 235 success in the development and implementation of innovative technologies, such as in the drilling, completion, and production areas of deep-water wells. Brazilian oil and gas concession agreements require investments of at least 1% of the gross revenue from the concession from the oil fields with high productivity in research and development. Of these resources, up to half of them can be invested in research facilities in Brazil and the rest must be invested in universities and Brazilian institutions registered with the ANP for this purpose. Petrobras operates a research and development center, Cenpes, dedicated to its activities in Rio de Janeiro, Brazil, since 1963. In 2010, Company inaugurated its expansion, doubling the capacity of its laboratories, designing it as the largest research complex in the Southern Hemisphere, with some laboratories especially dedicated to pre-salt technologies.In December 2018, Cenpes had 1300 employees, of which 1172 were dedicated exclusively to the R&D area, of which 23% had masters' degrees and 17% were PhDs. Cenpes works in partnership with more than 120 universities and national and foreign research institutions, suppliers and other operators and aims to develop technologies to enable compliance with the Business and Management Plan, in addition to anticipating trends and investing in technological routes aligned with Strategic planning. The main results in research and development obtained by Petrobras in2018 were: • Pioneering operation of fouling inhibitor injection in the Santos Basin Pre- Salt Pole qualifies products and confirms feasibility of the technique that can prevent losses of production in the Pre-Salt in the order of 15,000 bpd and avoid loss of profit of USD 1 million per day per well. • Development of computational methodology to obtain values of properties of reservoir rocks anticipates results of petrophysics in 12 months, accelerating the development of oil fields. • Barracuda's Helico-Axial Multiphase Pump (BMSHA) completes 6 years of flawless operation in 2018 and allows production of more than 4 million barrels of oil equivalent, generating a cumulative gain of USD 400 million. • Development of bio-oil co-processing technology, whose EVTE indicates FCC margin gains between USD 0.5 and USD 2.0/bbl, without subsidies, provides production of renewable content fuels using refining assets, and contributes to reducing CO2 emissions by 70% in gasoline and diesel. • Developed a computational tool (SimCAP), which contributes to the increase of asphalt production from Pre-salt oils, imparting greater competitiveness and service guarantee to the market, whose turnover is in around BRL 4.7 billion/year. 235

• Metal pipes, with internal coating of composite material, become an alternative to Superduplex steel, in the construction of water and gas injector wells, and predict savings of BRL 83 million over the next 2 years, shorter term and greater local content • New BOP Out Preventer (Blow Out Preventer) test, equipment that prevents leaks in oil wells, suppresses the test preparation stage and saves up to BRL 1.5 million per well, per event. • Qualification of bentonite pellets as an alternative barrier to cement contributes to cost reduction of permanent and temporary abandonment operations of 11,500 onshore wells, with estimated savings of BRL 33,000/well. • Successfully tested on the prototype Robot P-35 for paint application on large flat and vertical surfaces over the sea, providing an 80% reduction in cost (in the order of BRL 350 thousand per FPSO per year) and 84% in the duration of the service in addition to an 88% reduction in human exposure to risk. • Discovering the mechanism of acid formation in pre-salt oils allows the reduction of corrosion at the top of distillation towers and avoids losses in the order of USD 37 million/year, by reducing loads during interventions. • Use of drones in the P-62 Flare Inspector prevents accidents, unscheduled shutdown of the platform and losses of USD 2.85 million per day. • ii. total amounts spent by the issuer on surveys for the development of new products or services Year 2016 2017 2018 Expenditure on R&D 1.826 1.831 2.349 (BRL billion) iii. projects under development already disclosed Please refer to item 10.8.ci iv. total amounts spent by issuer in new products or services development See item 10.8.c.ii 236 • Metal pipes, with internal coating of composite material, become an alternative to Superduplex steel, in the construction of water and gas injector wells, and predict savings of BRL 83 million over the next 2 years, shorter term and greater local content • New BOP Out Preventer (Blow Out Preventer) test, equipment that prevents leaks in oil wells, suppresses the test preparation stage and saves up to BRL 1.5 million per well, per event. • Qualification of bentonite pellets as an alternative barrier to cement contributes to cost reduction of permanent and temporary abandonment operations of 11,500 onshore wells, with estimated savings of BRL 33,000/well. • Successfully tested on the prototype Robot P-35 for paint application on large flat and vertical surfaces over the sea, providing an 80% reduction in cost (in the order of BRL 350 thousand per FPSO per year) and 84% in the duration of the service in addition to an 88% reduction in human exposure to risk. • Discovering the mechanism of acid formation in pre-salt oils allows the reduction of corrosion at the top of distillation towers and avoids losses in the order of USD 37 million/year, by reducing loads during interventions. • Use of drones in the P-62 Flare Inspector prevents accidents, unscheduled shutdown of the platform and losses of USD 2.85 million per day. • ii. total amounts spent by the issuer on surveys for the development of new products or services Year 2016 2017 2018 Expenditure on R&D 1.826 1.831 2.349 (BRL billion) iii. projects under development already disclosed Please refer to item 10.8.ci iv. total amounts spent by issuer in new products or services development See item 10.8.c.ii 236

10.9 - Other factors with relevant influence Company discloses in this item information about advertising expenses, sponsorships, partnerships, and covenants, as well as the criteria used by Petrobras for allocating resources for said expenses: Sponsorship Petrobras' sponsorship policy is structured through continuous corporate programs that define the strategies and priorities of Company in the cultural, social, environmental and sports areas. The strategies and priorities for action in cultural and sports sponsorship, which are defined by the Executive Communication and Brand Management and approved by the Board of Executive Officers, are public and available on Company's website. Company's sponsorship programs, as well as its publicity actions, aim to strengthen its image and reputation with its stakeholders. Petrobras develops the following sponsorship programs in the cultural and sports areas: • Petrobras Cultural Program (Petrobras sponsorship program for arts and culture). Cultural sponsorships for Brazilian projects with outstanding cultural value, innovative, with high potential for return and alignment with Petrobras' brand strategy. Sponsored projects follow lines of action focused on Music, Performing Arts and Audiovisual, including sponsorship of production, circulation and expansion of access to cultural products, support for cultural spaces, festivals and groups sustenance, among others. • Petrobras Sports Program (Petrobras sponsorship program for sports), which consists of sports projects of national scope according to Petrobras' institutional and marketing needs. Sports sponsorship is focused on opportunities for brand promotion and relationship actions, as well as technological relationship. Two main lines of action are defined: Motor Sport, involving technological cooperation for product development; and Performance Sports, which covers Olympic sports and sports participation, including the formation of a group of athletes sponsored by Team Petrobras. In addition to the cultural and sports programs, the company sponsors business, science and technology related activities that offer opportunities for the 237 10.9 - Other factors with relevant influence Company discloses in this item information about advertising expenses, sponsorships, partnerships, and covenants, as well as the criteria used by Petrobras for allocating resources for said expenses: Sponsorship Petrobras' sponsorship policy is structured through continuous corporate programs that define the strategies and priorities of Company in the cultural, social, environmental and sports areas. The strategies and priorities for action in cultural and sports sponsorship, which are defined by the Executive Communication and Brand Management and approved by the Board of Executive Officers, are public and available on Company's website. Company's sponsorship programs, as well as its publicity actions, aim to strengthen its image and reputation with its stakeholders. Petrobras develops the following sponsorship programs in the cultural and sports areas: • Petrobras Cultural Program (Petrobras sponsorship program for arts and culture). Cultural sponsorships for Brazilian projects with outstanding cultural value, innovative, with high potential for return and alignment with Petrobras' brand strategy. Sponsored projects follow lines of action focused on Music, Performing Arts and Audiovisual, including sponsorship of production, circulation and expansion of access to cultural products, support for cultural spaces, festivals and groups sustenance, among others. • Petrobras Sports Program (Petrobras sponsorship program for sports), which consists of sports projects of national scope according to Petrobras' institutional and marketing needs. Sports sponsorship is focused on opportunities for brand promotion and relationship actions, as well as technological relationship. Two main lines of action are defined: Motor Sport, involving technological cooperation for product development; and Performance Sports, which covers Olympic sports and sports participation, including the formation of a group of athletes sponsored by Team Petrobras. In addition to the cultural and sports programs, the company sponsors business, science and technology related activities that offer opportunities for the 237 relationship and promotion of the Petrobras brand in the business sector, both in the market and knowledge. This line focuses on sponsoring projects related to the exploration, production, refining, distribution and commercialization of oil, gas and oil products and also contributes to Petrobras being perceived as deeply concerned with issues related to governance, compliance and management excellence strengthening the brand positioning in the corporate world. In the field of knowledge, it supports research and development in pursuit of innovation and education with a focus on science, technology, engineering and mathematics. Sponsorship proposals are evaluated technically and collectively by Petrobras' Sponsorship and Events management. Following the authorization of the competent bodies, including validation by the Secretariat of Social Communication of the Presidency of the Republic (SECOM), the contracting procedures conducted by independent negotiating committees are initiated. Petrobras measures the return obtained by the sponsorship projects from the evaluation of brand exposure, spontaneous media obtained and through image and reputation surveys that generate specific indicators for these activities. The amount realized in 2018 in cultural sponsorship, sports and business, science and technology sponsorship accounts was BRL 133 million (Cultural: BRL 38.3 million; Sports: BRL 79.7 million; NCT’s events: BRL 14.9 million). In the socio-environmental area, Company seeks to strengthen its work with communities, third sector institutions, public power and universities through the Petrobras Social and Environmental Program. This initiative contributes to the preservation of the environment and to the improvement of living conditions in the places where Petrobras operates and, in an extended way, to society. The program is aligned with the Company's Social Responsibility Policy, which advocates a commitment to provide energy, respecting human rights and the environment, liaising responsibly with communities and overcoming sustainability challenges. 238 relationship and promotion of the Petrobras brand in the business sector, both in the market and knowledge. This line focuses on sponsoring projects related to the exploration, production, refining, distribution and commercialization of oil, gas and oil products and also contributes to Petrobras being perceived as deeply concerned with issues related to governance, compliance and management excellence strengthening the brand positioning in the corporate world. In the field of knowledge, it supports research and development in pursuit of innovation and education with a focus on science, technology, engineering and mathematics. Sponsorship proposals are evaluated technically and collectively by Petrobras' Sponsorship and Events management. Following the authorization of the competent bodies, including validation by the Secretariat of Social Communication of the Presidency of the Republic (SECOM), the contracting procedures conducted by independent negotiating committees are initiated. Petrobras measures the return obtained by the sponsorship projects from the evaluation of brand exposure, spontaneous media obtained and through image and reputation surveys that generate specific indicators for these activities. The amount realized in 2018 in cultural sponsorship, sports and business, science and technology sponsorship accounts was BRL 133 million (Cultural: BRL 38.3 million; Sports: BRL 79.7 million; NCT’s events: BRL 14.9 million). In the socio-environmental area, Company seeks to strengthen its work with communities, third sector institutions, public power and universities through the Petrobras Social and Environmental Program. This initiative contributes to the preservation of the environment and to the improvement of living conditions in the places where Petrobras operates and, in an extended way, to society. The program is aligned with the Company's Social Responsibility Policy, which advocates a commitment to provide energy, respecting human rights and the environment, liaising responsibly with communities and overcoming sustainability challenges. 238

* Starting in 2018, Company started publishing the values of sponsorships for business, science and technology events. For more information on Petrobras sponsorship in 2018, please refer to Sustainability 2018 available at the following address: http://www.investidorpetrobras.com.br/pt/relatorios-anuais/relato- integrado/sustentabilidade Adverts Petrobras' institutional advertising actions are: • strategically and tactically planned in annual cycles, fully aligned with the Communication, Trademarks and Relationship Plan (PCMR), which, in turn, is deployed from the company's Strategic Plan (PE) and Business Plan (PNG). • developed in total alignment with the defining elements of the Petrobras brand positioning. • carried out in accordance with the interests of Petrobras due to the dynamism and changes in the scenario in which the company is inserted; the market as a 239 * Starting in 2018, Company started publishing the values of sponsorships for business, science and technology events. For more information on Petrobras sponsorship in 2018, please refer to Sustainability 2018 available at the following address: http://www.investidorpetrobras.com.br/pt/relatorios-anuais/relato- integrado/sustentabilidade Adverts Petrobras' institutional advertising actions are: • strategically and tactically planned in annual cycles, fully aligned with the Communication, Trademarks and Relationship Plan (PCMR), which, in turn, is deployed from the company's Strategic Plan (PE) and Business Plan (PNG). • developed in total alignment with the defining elements of the Petrobras brand positioning. • carried out in accordance with the interests of Petrobras due to the dynamism and changes in the scenario in which the company is inserted; the market as a 239 whole, and in particular the oil and energy industry; the national and global geopolitical context; the imminence of opportunities or emergency situations; the need to publicize and amplify brand positioning; the need to communicate the attitudes and measures of the corporation; objectives and goals of the Company's business. In each of these cases, a problem or communication need to be characterized for which the advertising tool is the most efficient and technically adequate, as long as this activation is in line with and contributes to the strategic objectives of PCMR and PE/PNG. • always respecting and prioritizing ethnic, geographical, gender, age and disability diversity, as well as combating any form of discrimination, disrespect or embarrassing situation, in compliance with the laws and the Brazilian Code of Self-Regulation Advertising, which establishes the norms ethical principles applicable to advertising and in particular to the articles listed below: Article 1 - Every advertisement must be respectful and conform to the laws of the country; must still be honest and true. Article 2 - Every advertisement must be prepared with a proper sense of social responsibility, avoiding to accentuate, in a derogatory manner, social differentiations resulting from the greater or lesser purchasing power of the groups that are intended or that may eventually reach. Article 20 - No advertisement shall promote or encourage any kind of racial, social, political, religious or national offense or discrimination. In accordance with Decree No. 6.555/2008 in its Article 9 and Law 12.232 in its Article 4, advertising services must be contracted by the public administration through advertising agencies. Accordingly, the planning and execution of Petrobras' publicity activities are carried out by advertising agencies contracted through public competition, which follow technical criteria and quality levels established by the Company, charged through periodic inspection and aligned with Normative Instruction No. 2 SECOM of April 20, 2018, which regulates the publicity of the organs and entities of the Federal Executive Power and provides complementary guidelines. The two current contracts with advertising agencies were the result of public bidding and followed Petrobras' contracting procedures, according to Decree 2,745 of 1988 and the Petrobras Manual for Contracts (MPC), and, in a complementary manner, Laws 4,680/1965, 8,666/1993 and 12,232/2010. Contracts were reviewed by 240 whole, and in particular the oil and energy industry; the national and global geopolitical context; the imminence of opportunities or emergency situations; the need to publicize and amplify brand positioning; the need to communicate the attitudes and measures of the corporation; objectives and goals of the Company's business. In each of these cases, a problem or communication need to be characterized for which the advertising tool is the most efficient and technically adequate, as long as this activation is in line with and contributes to the strategic objectives of PCMR and PE/PNG. • always respecting and prioritizing ethnic, geographical, gender, age and disability diversity, as well as combating any form of discrimination, disrespect or embarrassing situation, in compliance with the laws and the Brazilian Code of Self-Regulation Advertising, which establishes the norms ethical principles applicable to advertising and in particular to the articles listed below: Article 1 - Every advertisement must be respectful and conform to the laws of the country; must still be honest and true. Article 2 - Every advertisement must be prepared with a proper sense of social responsibility, avoiding to accentuate, in a derogatory manner, social differentiations resulting from the greater or lesser purchasing power of the groups that are intended or that may eventually reach. Article 20 - No advertisement shall promote or encourage any kind of racial, social, political, religious or national offense or discrimination. In accordance with Decree No. 6.555/2008 in its Article 9 and Law 12.232 in its Article 4, advertising services must be contracted by the public administration through advertising agencies. Accordingly, the planning and execution of Petrobras' publicity activities are carried out by advertising agencies contracted through public competition, which follow technical criteria and quality levels established by the Company, charged through periodic inspection and aligned with Normative Instruction No. 2 SECOM of April 20, 2018, which regulates the publicity of the organs and entities of the Federal Executive Power and provides complementary guidelines. The two current contracts with advertising agencies were the result of public bidding and followed Petrobras' contracting procedures, according to Decree 2,745 of 1988 and the Petrobras Manual for Contracts (MPC), and, in a complementary manner, Laws 4,680/1965, 8,666/1993 and 12,232/2010. Contracts were reviewed by 240

Statutory Committees and approved by Petrobras' Board of Executive Officers and Board of Directors, with prior and subsequent opinions from the Compliance and Legal areas, which monitored the entire process. The competition for advertising services was also submitted to SECOM's prior and subsequent review, as determined by Normative Instruction No. 4 of December 21, 2010. Said contracts are aimed at the execution of advertising services, such as creation and production of advertising content and purchase of media spaces in communication vehicles. The advertising actions are approved and authorized by the Advertising and Media Management and by the Executive Management of Communication and Brands, by the Company's Executive Board and by the Board of Executive Officers, according to the Matrix of Limits of Performance at Petrobras. The authorization of expenses occurs according to the Matrix of Limits of Performance and Table of Competence Limits in force. The content of the advertising material and the media spaces to be contracted must obtain prior SECOM compliance, according to the Normative Instruction No. Petrobras' contract expenses are listed in its Transparency Portal, as well as the advertising investments in recent years. Petrobras' advertising expenditures are not described in the financial statements. In 2018, the advertising expense provided by Petrobras was approximately BRL 124 million, according to the table below. MEDIUM VALUE Open TV BRL 64,343,724.16 Closed TV BRL 13,788,118.07 Magazine BRL 284,344.50 Newspaper BRL 600,326.57 Radio BRL 144,406.36 Internet BRL 24,555,383.41 External Media BRL 6,633,397.24 Movie Theaters BRL 4,005,329.16 Production BRL 9,226,216.71 TOTAL BRL 123,581,246.19 241 Statutory Committees and approved by Petrobras' Board of Executive Officers and Board of Directors, with prior and subsequent opinions from the Compliance and Legal areas, which monitored the entire process. The competition for advertising services was also submitted to SECOM's prior and subsequent review, as determined by Normative Instruction No. 4 of December 21, 2010. Said contracts are aimed at the execution of advertising services, such as creation and production of advertising content and purchase of media spaces in communication vehicles. The advertising actions are approved and authorized by the Advertising and Media Management and by the Executive Management of Communication and Brands, by the Company's Executive Board and by the Board of Executive Officers, according to the Matrix of Limits of Performance at Petrobras. The authorization of expenses occurs according to the Matrix of Limits of Performance and Table of Competence Limits in force. The content of the advertising material and the media spaces to be contracted must obtain prior SECOM compliance, according to the Normative Instruction No. Petrobras' contract expenses are listed in its Transparency Portal, as well as the advertising investments in recent years. Petrobras' advertising expenditures are not described in the financial statements. In 2018, the advertising expense provided by Petrobras was approximately BRL 124 million, according to the table below. MEDIUM VALUE Open TV BRL 64,343,724.16 Closed TV BRL 13,788,118.07 Magazine BRL 284,344.50 Newspaper BRL 600,326.57 Radio BRL 144,406.36 Internet BRL 24,555,383.41 External Media BRL 6,633,397.24 Movie Theaters BRL 4,005,329.16 Production BRL 9,226,216.71 TOTAL BRL 123,581,246.19 241

EXPENDITURES WITH PUBLICITY1 (BRL million) 2016 147,34 2017 170,05 2018 123,58 1 Data referring to advertising figures published each year, including the purchase of media spaces and the production of advertising materials. Figures corresponding to 2018 include data updated according to the evolution of the checking process, whose consolidation date for this report occurred on 02/04/2019. With regard to Partnerships and Agreements, Company has Partnership and Covenants agreements in the following areas: (i) Research and Development (R&D) activities are coordinated by the Centro de Pesquisas e Desenvolvimento Leopoldo Américo Miguez de Mello (Cenpes), which has 1300 employees at Cenpes, of which 1172 are dedicated exclusively to the R&D area, with 23% holding masters' degrees and 17 % PhDs. In 2018, Petrobras worked in partnership with more than 120 universities and national and foreign research institutions, with an approximate investment of BRL 770 million in partnerships with them. Human Resources Development for the Oil, Gas, Energy and Biofuels sector is carried out through the Science without Borders Program (PCSF) and the Human Resources Training Program (PFRH). The PFRH, conducted by Human Resources/Succession and Career/Attraction and Selection (RH/SC/AS) management, invested, in 2018, just over BRL 2.7 million in higher level agreements signed between Company and Federal Universities. Up to December 31, 2018, there were 12 active higher level 242 EXPENDITURES WITH PUBLICITY1 (BRL million) 2016 147,34 2017 170,05 2018 123,58 1 Data referring to advertising figures published each year, including the purchase of media spaces and the production of advertising materials. Figures corresponding to 2018 include data updated according to the evolution of the checking process, whose consolidation date for this report occurred on 02/04/2019. With regard to Partnerships and Agreements, Company has Partnership and Covenants agreements in the following areas: (i) Research and Development (R&D) activities are coordinated by the Centro de Pesquisas e Desenvolvimento Leopoldo Américo Miguez de Mello (Cenpes), which has 1300 employees at Cenpes, of which 1172 are dedicated exclusively to the R&D area, with 23% holding masters' degrees and 17 % PhDs. In 2018, Petrobras worked in partnership with more than 120 universities and national and foreign research institutions, with an approximate investment of BRL 770 million in partnerships with them. Human Resources Development for the Oil, Gas, Energy and Biofuels sector is carried out through the Science without Borders Program (PCSF) and the Human Resources Training Program (PFRH). The PFRH, conducted by Human Resources/Succession and Career/Attraction and Selection (RH/SC/AS) management, invested, in 2018, just over BRL 2.7 million in higher level agreements signed between Company and Federal Universities. Up to December 31, 2018, there were 12 active higher level 242 agreements, being present in 7 educational institutions, distributed in 5 states of Brazil. With regard to the Protocol Cooperation of Science without Frontiers (PCSF), in which Petrobras, CAPES and CNPq are signatories, a second addendum was signed on 12.20.2017, in order to grant up to 214 Sandwich Doctorate and Full Doctoral Scholarships, abroad, in order to form the specialized workforce, seeking to meet the demand and needs of the Oil, Gas, Energy and Biofuels sector, enabling scientific production in the lines of interest of the Company. For this Program, resources of BRL 123 MM were effectively paid in March 2018. Information about which institutions are included in the PFRH as well as the value of the scholarships in force in the program and general data on the PCSF can be found on the Petrobras Portal in About us , then access Careers and Qualification Opportunities . Specific information regarding the values of aid of cost and other aid in force for the Science without Frontiers Program can be found on the CNPq Internet page at the Grants and Aid section. It should be mentioned that there are 21 current agreements regarding the union's claim in ACT 2017, which provides in clause 25 of the Educational Benefits and the Jovem Universitário Program, - Paragraph 1 - Company shall provide employees with agreements with higher education institutions, which will allow discounts on tuition fees for higher level courses offered. The form defined by Company to comply with said clause is the execution of agreements with higher education institutions to obtain discounts on tuition. The action aims at fostering higher education for Company's employees and their dependents. It is worth noting that this action does not establish a financial relationship with the Institutions of Education, nor is there any allocation of resources for this type of agreement by Petrobras. The payment of monthly fees and other expenses arising from the participation of beneficiaries and their dependents will be carried out solely by the student or legal guardian directly to the Beneficiary. 243 agreements, being present in 7 educational institutions, distributed in 5 states of Brazil. With regard to the Protocol Cooperation of Science without Frontiers (PCSF), in which Petrobras, CAPES and CNPq are signatories, a second addendum was signed on 12.20.2017, in order to grant up to 214 Sandwich Doctorate and Full Doctoral Scholarships, abroad, in order to form the specialized workforce, seeking to meet the demand and needs of the Oil, Gas, Energy and Biofuels sector, enabling scientific production in the lines of interest of the Company. For this Program, resources of BRL 123 MM were effectively paid in March 2018. Information about which institutions are included in the PFRH as well as the value of the scholarships in force in the program and general data on the PCSF can be found on the Petrobras Portal in About us , then access Careers and Qualification Opportunities . Specific information regarding the values of aid of cost and other aid in force for the Science without Frontiers Program can be found on the CNPq Internet page at the Grants and Aid section. It should be mentioned that there are 21 current agreements regarding the union's claim in ACT 2017, which provides in clause 25 of the Educational Benefits and the Jovem Universitário Program, - Paragraph 1 - Company shall provide employees with agreements with higher education institutions, which will allow discounts on tuition fees for higher level courses offered. The form defined by Company to comply with said clause is the execution of agreements with higher education institutions to obtain discounts on tuition. The action aims at fostering higher education for Company's employees and their dependents. It is worth noting that this action does not establish a financial relationship with the Institutions of Education, nor is there any allocation of resources for this type of agreement by Petrobras. The payment of monthly fees and other expenses arising from the participation of beneficiaries and their dependents will be carried out solely by the student or legal guardian directly to the Beneficiary. 243

ANNEX III Information on Item 5.3 of the “Formulário de Referência” ANNEX III Information on Item 5.3 of the “Formulário de Referência”

ANNEX III Information contained in item 5.3 of the Reference Form 5.3 - Description of internal controls a) The main internal control practices and the degree of efficiency of said controls, indicating possible imperfections and measures taken to correct them: The Company's management is responsible for establishing and maintaining effective internal controls related to consolidated financial statements preparation and disclosure, as well as evaluating the effectiveness of entity-level internal controls, financial controls, and information technology controls related to preparation process and disclosure of said financial statements, in order to provide reasonable assurance regarding the reliability of consolidated financial statements preparation and disclosure in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Because of inherent limitations, internal controls applied to consolidated financial statements preparation and disclosure process may not prevent or detect inaccurate statements in a proper time, no matter how well designed and executed. Therefore, even when those systems determined to be effective, they can only provide reasonable assurance in relation to the preparation and presentation of consolidated financial statements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or risks of deterioration by policies or procedures’ compliance. Based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the management reviews its materiality and specific risks, as well as the mapping made of processes, main information systems, and controls. Internal controls are self-assessed annually by Company's senior managers (control self-assessment), reviewed by the Internal Controls department for internal audit, and tested by our internal auditors for their effectiveness. Throughout 2018, the management continued its actions to maintain an effective control environment, and implemented improvements in controls related to investment projects management, monitoring of Diesel Price Subsidy Program, and financial assets impairment losses (impairment) measurement. The management assessed the effectiveness of internal controls over the Company's financial reporting on December 31, 2018. Based on this assessment, using the internal control deficiency classification of Brazilian standard NBC TA 265 (Brazilian Accounting Standard 265), management concluded that the Company's internal control over financial reporting was effective on December 31, 2018. 244 ANNEX III Information contained in item 5.3 of the Reference Form 5.3 - Description of internal controls a) The main internal control practices and the degree of efficiency of said controls, indicating possible imperfections and measures taken to correct them: The Company's management is responsible for establishing and maintaining effective internal controls related to consolidated financial statements preparation and disclosure, as well as evaluating the effectiveness of entity-level internal controls, financial controls, and information technology controls related to preparation process and disclosure of said financial statements, in order to provide reasonable assurance regarding the reliability of consolidated financial statements preparation and disclosure in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Because of inherent limitations, internal controls applied to consolidated financial statements preparation and disclosure process may not prevent or detect inaccurate statements in a proper time, no matter how well designed and executed. Therefore, even when those systems determined to be effective, they can only provide reasonable assurance in relation to the preparation and presentation of consolidated financial statements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or risks of deterioration by policies or procedures’ compliance. Based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the management reviews its materiality and specific risks, as well as the mapping made of processes, main information systems, and controls. Internal controls are self-assessed annually by Company's senior managers (control self-assessment), reviewed by the Internal Controls department for internal audit, and tested by our internal auditors for their effectiveness. Throughout 2018, the management continued its actions to maintain an effective control environment, and implemented improvements in controls related to investment projects management, monitoring of Diesel Price Subsidy Program, and financial assets impairment losses (impairment) measurement. The management assessed the effectiveness of internal controls over the Company's financial reporting on December 31, 2018. Based on this assessment, using the internal control deficiency classification of Brazilian standard NBC TA 265 (Brazilian Accounting Standard 265), management concluded that the Company's internal control over financial reporting was effective on December 31, 2018. 244

b) The organizational structures involved Company's structure includes Governance and Compliance Executive Board (DGC) that is responsible for compliance processes and internal controls, periodically reporting about said activities to the Statutory Audit Committee, a joint committee attached to the Board of Executive Officers. Any executive director dismissal may occur by resolution of the Board of Executive Officers only, with a quorum that counts on the vote of at least one member of the Board of Executive Officers elected by minority or preferred shareholders. The Compliance Executive Management is responsible for conducting Petrobras' internal controls certification annual process, including the USA's Sarbanes Oxley Act (SOx), using a risk assessment methodology based on criteria established in the Internal Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which contemplates the review of materiality and specific risks, process flows, controls and main information systems, as well as the review of the self-assessment of (self-assessment control) carried out by Company's managers. The Internal Audit, linked to the Board of Executive Officers, is responsible for evaluating the effectiveness of internal controls, reporting the results to the Statutory Audit Committee. c) If and how issuer’s management supervises the efficiency of internal controls, indicating positions of persons responsible for said monitoring Establishment and maintenance of Company's internal control over preparation and disclosure of consolidated financial statements and evaluation of its effectiveness is a process executed by managers, under responsibility of the CEO and the CFO and IRO, supervised by the Chief Governance and Compliance Officer and by the Statutory Audit Committee, a joint committee attached to Company's Board of Executive Officers. d) Internal controls deficiencies and relevant recommendations found in the detailed report, prepared and sent to issuer by independent auditor pursuant to regulations issued by CVM that deal with independent audit activity registration and implementation Independent auditors, in the performance of their duties, assessed the adequacy and effectiveness of our internal control system over preparation and disclosure of our financial reports and there were no significant deficiencies in our internal controls. Until this Meeting Manual was issued, we had not received a report with any recommendation or opportunity for improvement. e) Officers' Comments on deficiencies indicated in detailed report prepared by independent auditor and on corrective measures adopted As mentioned in previous item ('d'), until this Meeting Manual was issued, we had not received a report with any recommendation or opportunity for improvement. 245 b) The organizational structures involved Company's structure includes Governance and Compliance Executive Board (DGC) that is responsible for compliance processes and internal controls, periodically reporting about said activities to the Statutory Audit Committee, a joint committee attached to the Board of Executive Officers. Any executive director dismissal may occur by resolution of the Board of Executive Officers only, with a quorum that counts on the vote of at least one member of the Board of Executive Officers elected by minority or preferred shareholders. The Compliance Executive Management is responsible for conducting Petrobras' internal controls certification annual process, including the USA's Sarbanes Oxley Act (SOx), using a risk assessment methodology based on criteria established in the Internal Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which contemplates the review of materiality and specific risks, process flows, controls and main information systems, as well as the review of the self-assessment of (self-assessment control) carried out by Company's managers. The Internal Audit, linked to the Board of Executive Officers, is responsible for evaluating the effectiveness of internal controls, reporting the results to the Statutory Audit Committee. c) If and how issuer’s management supervises the efficiency of internal controls, indicating positions of persons responsible for said monitoring Establishment and maintenance of Company's internal control over preparation and disclosure of consolidated financial statements and evaluation of its effectiveness is a process executed by managers, under responsibility of the CEO and the CFO and IRO, supervised by the Chief Governance and Compliance Officer and by the Statutory Audit Committee, a joint committee attached to Company's Board of Executive Officers. d) Internal controls deficiencies and relevant recommendations found in the detailed report, prepared and sent to issuer by independent auditor pursuant to regulations issued by CVM that deal with independent audit activity registration and implementation Independent auditors, in the performance of their duties, assessed the adequacy and effectiveness of our internal control system over preparation and disclosure of our financial reports and there were no significant deficiencies in our internal controls. Until this Meeting Manual was issued, we had not received a report with any recommendation or opportunity for improvement. e) Officers' Comments on deficiencies indicated in detailed report prepared by independent auditor and on corrective measures adopted As mentioned in previous item ('d'), until this Meeting Manual was issued, we had not received a report with any recommendation or opportunity for improvement. 245

EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM I PROPOSAL FOR THE AMENDMENT AND CONSOLIDATION OF PETROBRAS 'BY-LAW It should be noted at the outset that the amendments proposed in Articles 16; 18, paragraph 3; 19, II and V; 25, 30, IX; 32; 34, I, d ; 58, sole paragraph and 63, paragraph 1 are mere wording adjustments. In turn, the adjustments in articles 3, paragraph 5; 21, paragraph 4 and 7; 29, IV and 30, paragraphs 1 and 2 serve to update the name of the Advisory Committees to the Board of Directors, with a view to the extinction of the Financial Committee and the Strategic Committee with the creation of the Investment Committee, as well as the Indication, Remuneration and Succession Committee, which will be called the People Committee. Pursuant to the provisions of Law 6.404/76, the management of the corporation is under the responsibility of the Board of Directors, a collegiate deliberation body whose main role is to establish the general orientation of the company's business, and to the Executive Board, responsible for acts necessary for the regular operation of the company, as well as for representing it. Pursuant to article 143 of Law 6.404/76, the Executive Board is composed of two or more board members elected and subject to dismissal at any time by the Board of Directors, and the By-Law should establish: (i) the number of executive officers, or the maximum and minimum allowed; (ii) the manner of their replacement; (iii) the term of office, which shall not exceed three (3) years, with re-election permitted; (iv) the duties and powers of each executive officer. In this context, Law No. 13.303/16 and Decree No. 8.945/16, which regulate it, establish a minimum of three (3) executive officers for state-owned companies (article 13, II and article 24, II, respectively). Thus, the proposal to amend Article 20 of the By-Law is to indicate that the Board of Executive Officers will have up to seven (7) members, and not only to establish a fixed number. With this 246 EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM I PROPOSAL FOR THE AMENDMENT AND CONSOLIDATION OF PETROBRAS 'BY-LAW It should be noted at the outset that the amendments proposed in Articles 16; 18, paragraph 3; 19, II and V; 25, 30, IX; 32; 34, I, d ; 58, sole paragraph and 63, paragraph 1 are mere wording adjustments. In turn, the adjustments in articles 3, paragraph 5; 21, paragraph 4 and 7; 29, IV and 30, paragraphs 1 and 2 serve to update the name of the Advisory Committees to the Board of Directors, with a view to the extinction of the Financial Committee and the Strategic Committee with the creation of the Investment Committee, as well as the Indication, Remuneration and Succession Committee, which will be called the People Committee. Pursuant to the provisions of Law 6.404/76, the management of the corporation is under the responsibility of the Board of Directors, a collegiate deliberation body whose main role is to establish the general orientation of the company's business, and to the Executive Board, responsible for acts necessary for the regular operation of the company, as well as for representing it. Pursuant to article 143 of Law 6.404/76, the Executive Board is composed of two or more board members elected and subject to dismissal at any time by the Board of Directors, and the By-Law should establish: (i) the number of executive officers, or the maximum and minimum allowed; (ii) the manner of their replacement; (iii) the term of office, which shall not exceed three (3) years, with re-election permitted; (iv) the duties and powers of each executive officer. In this context, Law No. 13.303/16 and Decree No. 8.945/16, which regulate it, establish a minimum of three (3) executive officers for state-owned companies (article 13, II and article 24, II, respectively). Thus, the proposal to amend Article 20 of the By-Law is to indicate that the Board of Executive Officers will have up to seven (7) members, and not only to establish a fixed number. With this 246 provision, the determination of the number of members of the Board of Executive Officers will be decided by the Board of Directors. In addition, it is intended to adapt the wording of article 29, V, to exclude the term annually , in order to eliminate the need for a fixed annual agenda in the Board of Directors to evaluate the Executive Board's limits of authority and what would be object of the Board of Directors. In this context, this authority will only be exercised if the revision of these limits is necessary, making the performance of the board more efficient. The amendment to Articles 30, I and II and 34, I, and II, g and n is suggested to reflect the proposed change in the authority to approve organizational changes and to appoint and remove members of the Company’s general structure, in view of the need to (i) return the Board of Directors to its strategic role; (ii) move the Company from a model influenced by situations of mistrust to a model of delegation with accountability ; (iii) redistribute the decisions with revision of the duties/powers, and; (iv) increase the efficiency of the decision-making process by providing more agility. In this context, adjustments to articles 34, II, g and 36 of the By-Law are proposed to exclude the detailed duties and the designation of the Executive Officers, transferring to the Basic Organization Plan (BOP) this information that will be subject to the competence of the Board of Directors, according to the proposal of article 30, I. In this way, organizational adjustments will not require changes in the By-Law, reducing complexity and costs for the Company. It should be noted that the BOP, such as the By-Law, will be disclosed on the Company's website for consultation. In addition, the powers of the Executive Officers to whom the relationship with investors and the area of compliance and governance will be attributed will remain in art. 36. The proposal presented is in line with market practice, especially in large companies. The proposal to amend article 30, paragraphs 1, III and IV will allow the participation of the member of Board of Directors elected by the employees in the Advisory Committees to the Board of Directors, except for the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and the People Committee. For Article 35 of the By-Law, we propose that the duties of the Statutory Technical Committees and their respective denominations be delimited in the respective Internal Regulations, which will be approved by the Board of Directors, according to the designations and duties of each member of the Executive Board, provided that the members of such Committees shall continue to be subject to the duties and responsibilities of the managers, pursuant to article 160 of Law 6.404/76. Another proposal is to modify the competence of the General Shareholders' Meeting set forth in Article 40, VII, regarding the sale of control of the capital stock of the Company's wholly-owned subsidiaries, migrating this assignment to the Board of Directors, article 30, XVI. 247 provision, the determination of the number of members of the Board of Executive Officers will be decided by the Board of Directors. In addition, it is intended to adapt the wording of article 29, V, to exclude the term annually , in order to eliminate the need for a fixed annual agenda in the Board of Directors to evaluate the Executive Board's limits of authority and what would be object of the Board of Directors. In this context, this authority will only be exercised if the revision of these limits is necessary, making the performance of the board more efficient. The amendment to Articles 30, I and II and 34, I, and II, g and n is suggested to reflect the proposed change in the authority to approve organizational changes and to appoint and remove members of the Company’s general structure, in view of the need to (i) return the Board of Directors to its strategic role; (ii) move the Company from a model influenced by situations of mistrust to a model of delegation with accountability ; (iii) redistribute the decisions with revision of the duties/powers, and; (iv) increase the efficiency of the decision-making process by providing more agility. In this context, adjustments to articles 34, II, g and 36 of the By-Law are proposed to exclude the detailed duties and the designation of the Executive Officers, transferring to the Basic Organization Plan (BOP) this information that will be subject to the competence of the Board of Directors, according to the proposal of article 30, I. In this way, organizational adjustments will not require changes in the By-Law, reducing complexity and costs for the Company. It should be noted that the BOP, such as the By-Law, will be disclosed on the Company's website for consultation. In addition, the powers of the Executive Officers to whom the relationship with investors and the area of compliance and governance will be attributed will remain in art. 36. The proposal presented is in line with market practice, especially in large companies. The proposal to amend article 30, paragraphs 1, III and IV will allow the participation of the member of Board of Directors elected by the employees in the Advisory Committees to the Board of Directors, except for the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and the People Committee. For Article 35 of the By-Law, we propose that the duties of the Statutory Technical Committees and their respective denominations be delimited in the respective Internal Regulations, which will be approved by the Board of Directors, according to the designations and duties of each member of the Executive Board, provided that the members of such Committees shall continue to be subject to the duties and responsibilities of the managers, pursuant to article 160 of Law 6.404/76. Another proposal is to modify the competence of the General Shareholders' Meeting set forth in Article 40, VII, regarding the sale of control of the capital stock of the Company's wholly-owned subsidiaries, migrating this assignment to the Board of Directors, article 30, XVI. 247

It should be noted that, based on Law No. 6.404/76, there is no express provision that assigns this power to the General Meeting, and therefore, it may be allocated to the Board of Directors. Finally, we propose that Article 52 be adjusted to clarifying that the BOP will not be under the responsibility of the Board of Directors only, as the Board of Executive Officers will approve changes in the structures related to its members, as long as they do not change their duties. As the amendment of the By-Law - and, consequently, their consolidation - is a matter for the General Shareholders' Meeting, the proposal is therefore submitted for consideration by the General Meeting, in accordance with a copy of the By-Law attached hereto. Attached: a copy of the By-Law containing, in particular, the proposed changes, a table comparing the proposed amendments to the By-Law and their justifications and consolidated corporate By-Law. th Rio de Janeiro, March 20 , 2019 Roberto Castello Branco CEO 248 It should be noted that, based on Law No. 6.404/76, there is no express provision that assigns this power to the General Meeting, and therefore, it may be allocated to the Board of Directors. Finally, we propose that Article 52 be adjusted to clarifying that the BOP will not be under the responsibility of the Board of Directors only, as the Board of Executive Officers will approve changes in the structures related to its members, as long as they do not change their duties. As the amendment of the By-Law - and, consequently, their consolidation - is a matter for the General Shareholders' Meeting, the proposal is therefore submitted for consideration by the General Meeting, in accordance with a copy of the By-Law attached hereto. Attached: a copy of the By-Law containing, in particular, the proposed changes, a table comparing the proposed amendments to the By-Law and their justifications and consolidated corporate By-Law. th Rio de Janeiro, March 20 , 2019 Roberto Castello Branco CEO 248

ANNEX I Amendment proposal of Petrobras’s Bylaws ANNEX I Amendment proposal of Petrobras’s Bylaws

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. 249 BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. 249

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5 In the event of paragraphs 3 and 4 above, the Investments’Financial and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. 250 §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5 In the event of paragraphs 3 and 4 above, the Investments’Financial and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. 250

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. 251 §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. 251

Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose. 252 Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose. 252

Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, 253 Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, 253 whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §9– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting.;. III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Economy Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors. 254 whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §9– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting.;. III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Economy Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors. 254

Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to seven (7) Executive Officers, elected by the Board of Directors, among Brazilians residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; 255 Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to seven (7) Executive Officers, elected by the Board of Directors, among Brazilians residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; 255

IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The nominee to the office post shall not have any form of conflict of interest with the Company. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements must be reviewed by the Nomination, Compensation and Succession People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The Nomination, Compensation and Succession People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of 256 IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The nominee to the office post shall not have any form of conflict of interest with the Company. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements must be reviewed by the Nomination, Compensation and Succession People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The Nomination, Compensation and Succession People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of 256 the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: 257 the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: 257

I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be appointed elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. 258 I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be appointed elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. 258

§4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, 259 §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, 259 without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Nomination, Compensation and SuccessionPeople Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and 260 without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Nomination, Compensation and SuccessionPeople Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and 260 satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- approve, annually, the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of 261 satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- approve, annually, the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of 261 supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website and its modifications, respecting the expenses of each member of the Board of Executive Officers, as established in art. 36 of these ByLaw ; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Policy and of Corporate Governance Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity 262 supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website and its modifications, respecting the expenses of each member of the Board of Executive Officers, as established in art. 36 of these ByLaw ; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Policy and of Corporate Governance Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity 262 in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- sale of the share capital control of wholly owned subsidiaries of the Company; XVII- omissive cases of these Bylaws. §1 - The Board of Directors will have 7 6 (seven six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investments' Committee; Audit Committee; Audit Committee of the Petrobras Group of Companies; Committee on Safety, Environment and Health; People and Minority Committees. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors. IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee. §2 - The Nomination, Compensation and Succession People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the 263 in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- sale of the share capital control of wholly owned subsidiaries of the Company; XVII- omissive cases of these Bylaws. §1 - The Board of Directors will have 7 6 (seven six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investments' Committee; Audit Committee; Audit Committee of the Petrobras Group of Companies; Committee on Safety, Environment and Health; People and Minority Committees. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors. IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee. §2 - The Nomination, Compensation and Succession People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the 263 purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days month, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. 264 purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days month, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. 264

§2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects; c) the budgets of expenditures and investments of the Company; d) the performance result of the Company's activities;. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; 265 §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects; c) the budgets of expenditures and investments of the Company; d) the performance result of the Company's activities;. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; 265

b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) changes in the Company's basic and complementary organizational structure, according to the competencies established in considering the definitions contained in the Basic Organization Plan, with their respective responsibilities, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have up to seven (7) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law: Statutory Technical Committee for Production and Technology Development; Statutory Technical 266 b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) changes in the Company's basic and complementary organizational structure, according to the competencies established in considering the definitions contained in the Basic Organization Plan, with their respective responsibilities, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have up to seven (7) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law: Statutory Technical Committee for Production and Technology Development; Statutory Technical 266

Committee for Upstream; Statutory Technical Committee for Downstream and Natural Gas; Statutory Technical Committee for Financial and Investor Relations; Statutory Technical Committee for Corporate Affairs; Statutory Technical Committee for Governance and Compliance; and Statutory Technical Committee for Strategy, Organization and Management System. §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2 -To the Executive Officer for Production Development & Technology: I- ensure the development of production system projects on E&P, Refining, Natural Gas and Energy; II- ensure the interests of the Company before the regulatory bodies related to their area of operation; III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others; IV- develop and provide technological solutions that facilitate the strategic plan of the Company; V- exercise other powers conferred by the Board of Directors. §3 -To the Executive Officer for Exploration & Production: I- coordinate asset optimization projects in Onshore, Shallow Water, Deep Water, Ultra-Deep Water Fields; II- manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships and participations in exploration blocks; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; 267 Committee for Upstream; Statutory Technical Committee for Downstream and Natural Gas; Statutory Technical Committee for Financial and Investor Relations; Statutory Technical Committee for Corporate Affairs; Statutory Technical Committee for Governance and Compliance; and Statutory Technical Committee for Strategy, Organization and Management System. §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2 -To the Executive Officer for Production Development & Technology: I- ensure the development of production system projects on E&P, Refining, Natural Gas and Energy; II- ensure the interests of the Company before the regulatory bodies related to their area of operation; III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others; IV- develop and provide technological solutions that facilitate the strategic plan of the Company; V- exercise other powers conferred by the Board of Directors. §3 -To the Executive Officer for Exploration & Production: I- coordinate asset optimization projects in Onshore, Shallow Water, Deep Water, Ultra-Deep Water Fields; II- manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships and participations in exploration blocks; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; 267

V- manage the logistics services to support the operations and investments of the Company related to their area of operation; VI - define the strategy and guidelines for decommission, maintenance of wells and subsea systems; VII- exercise other powers conferred by the Board of Directors. §4-To the Executive Officer for Refining and Natural Gas: I- manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; II- coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships related to their area of operation; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; VI- exercise other powers conferred by the Board of Directors. §25- The Financial and Investors Relationship Executive Officer who is assigned to the investors' relations role: I- provide the necessary financial resources for the Company's operations, carrying out loan and financing contracting processes, as well as related services; II- conduct the Company's financial transactions, always jointly with another Executive Officer; III- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions; IV- accounting, controlling and reporting to the Executive Board on the Company's economic and financial operations, including its wholly-owned subsidiaries and other controlled companies; V- carry out the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies and consortia; VII- perform other duties assigned by the Board of Directors. §. 6-The Corporate Affairs Executive Officer: I- propose plans to the Executive Board regarding admission, career, succession, benefits and disciplinary regime of Petrobras employees; II- approve the staffing of the Company's units; III- guide and promote the implementation of the Company’s policies and human resources guidelines; IV- propose, implement and maintain the Company's telecommunications and computer systems; 268 V- manage the logistics services to support the operations and investments of the Company related to their area of operation; VI - define the strategy and guidelines for decommission, maintenance of wells and subsea systems; VII- exercise other powers conferred by the Board of Directors. §4-To the Executive Officer for Refining and Natural Gas: I- manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; II- coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships related to their area of operation; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; VI- exercise other powers conferred by the Board of Directors. §25- The Financial and Investors Relationship Executive Officer who is assigned to the investors' relations role: I- provide the necessary financial resources for the Company's operations, carrying out loan and financing contracting processes, as well as related services; II- conduct the Company's financial transactions, always jointly with another Executive Officer; III- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions; IV- accounting, controlling and reporting to the Executive Board on the Company's economic and financial operations, including its wholly-owned subsidiaries and other controlled companies; V- carry out the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies and consortia; VII- perform other duties assigned by the Board of Directors. §. 6-The Corporate Affairs Executive Officer: I- propose plans to the Executive Board regarding admission, career, succession, benefits and disciplinary regime of Petrobras employees; II- approve the staffing of the Company's units; III- guide and promote the implementation of the Company’s policies and human resources guidelines; IV- propose, implement and maintain the Company's telecommunications and computer systems; 268

V- provide the Company with shared resources and services for infrastructure and administrative support; VI- coordinate the planning and contracting process for goods and services and procurement and sale of materials and real estate; VII- guide and promote the implementation of the Company's policies, guidelines and standards for Safety, Environment and Health; VIII- guide and promote the implementation of the Company’s policies, guidelines and standards of Social Responsibility; IX- perform other duties assigned by the Board of Directors. §37- The Executive Officer to whom the compliance and governance area is assigned: I- guide and promote the implementation of governance and compliance standards, guidelines and procedures; II- coordinate compliance management and necessary internal controls, including fraud and corruption aspects; III- follow up the developments related to the Company's reporting channel and ensure the reporting of identified violations and their outcomes to the Executive Board and the Board of Directors; IV- perform other duties assigned by the Board of Directors.. §8 - 8- The Strategy, Organization and Management System Executive Officer: I- propose the bases and guidelines and coordinate them to prepare the strategic plan and corresponding ones, as well as the annual programs and multiannual plans; II- coordinate the preparation of the strategic plan, as well as the respective multiyear plans and annual programs for expenditures and investments of the Company with the corresponding projects; III- submit to the approval of the Executive Board the technical-economic evaluation criteria for the investment projects and the delegation of responsibility for their execution and implementation; IV- monitor and report to the Executive Board the economic and financial performance of investment projects, in accordance with the goals and results approved by the Executive Board and the Board of Directors; V- coordinate the preparation of the Basic Organization Plan, including, among others, the general structure of the Company and its general duties, as well as the Petrobras organization model; VI- ensure the execution of strategies with greater dynamism in decisions, defining action plans with goals and objectives for costs, risks, business performance and investments; VII- guide and promote the implementation of risk management policies pursuant to the laws in force; VIII- coordinate the integrated vision of corporate risks, incorporate risk management into strategic decisions, contribute to the development of the corporate risk matrix of all kinds and report the main effects of risks on Petrobras' results to the Executive Board and the Board of Directors; 269 V- provide the Company with shared resources and services for infrastructure and administrative support; VI- coordinate the planning and contracting process for goods and services and procurement and sale of materials and real estate; VII- guide and promote the implementation of the Company's policies, guidelines and standards for Safety, Environment and Health; VIII- guide and promote the implementation of the Company’s policies, guidelines and standards of Social Responsibility; IX- perform other duties assigned by the Board of Directors. §37- The Executive Officer to whom the compliance and governance area is assigned: I- guide and promote the implementation of governance and compliance standards, guidelines and procedures; II- coordinate compliance management and necessary internal controls, including fraud and corruption aspects; III- follow up the developments related to the Company's reporting channel and ensure the reporting of identified violations and their outcomes to the Executive Board and the Board of Directors; IV- perform other duties assigned by the Board of Directors.. §8 - 8- The Strategy, Organization and Management System Executive Officer: I- propose the bases and guidelines and coordinate them to prepare the strategic plan and corresponding ones, as well as the annual programs and multiannual plans; II- coordinate the preparation of the strategic plan, as well as the respective multiyear plans and annual programs for expenditures and investments of the Company with the corresponding projects; III- submit to the approval of the Executive Board the technical-economic evaluation criteria for the investment projects and the delegation of responsibility for their execution and implementation; IV- monitor and report to the Executive Board the economic and financial performance of investment projects, in accordance with the goals and results approved by the Executive Board and the Board of Directors; V- coordinate the preparation of the Basic Organization Plan, including, among others, the general structure of the Company and its general duties, as well as the Petrobras organization model; VI- ensure the execution of strategies with greater dynamism in decisions, defining action plans with goals and objectives for costs, risks, business performance and investments; VII- guide and promote the implementation of risk management policies pursuant to the laws in force; VIII- coordinate the integrated vision of corporate risks, incorporate risk management into strategic decisions, contribute to the development of the corporate risk matrix of all kinds and report the main effects of risks on Petrobras' results to the Executive Board and the Board of Directors; 269

IX- propose the implementation of a management system that: a) modernize management, improving the monitoring and control of the company’s performance with the use of internal and external benchmarks and risk analysis to support the decision-making process; b) deploy goals and objectives to the supervisory level; c) indicate the respective people in charge; d) allow the timely monitoring of compliance with these goals and the associated risks, with the respective mitigation plans, articulated with the officers in charge; e) establish a system of consequences aligned with its compliance, according to meritocracy criteria. §49 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously 270 IX- propose the implementation of a management system that: a) modernize management, improving the monitoring and control of the company’s performance with the use of internal and external benchmarks and risk analysis to support the decision-making process; b) deploy goals and objectives to the supervisory level; c) indicate the respective people in charge; d) allow the timely monitoring of compliance with these goals and the associated risks, with the respective mitigation plans, articulated with the officers in charge; e) establish a system of consequences aligned with its compliance, according to meritocracy criteria. §49 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously 270 set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- sale of the control of the capital of wholly-owned subsidiaries of the Company; VIII- dismissal of members of the Board of Directors; IXVIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; IX- cancellation of the open Company registration; XI- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XII- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. 271 set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- sale of the control of the capital of wholly-owned subsidiaries of the Company; VIII- dismissal of members of the Board of Directors; IXVIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; IX- cancellation of the open Company registration; XI- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XII- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. 271

§3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. 272 §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. 272

§1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees 273 §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees 273

Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own 274 Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own 274 capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions. §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights. 275 capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions. §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights. 275

Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. 276 Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. 276

Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market ), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. 277 Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market ), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. 277

§1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 278 §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 278

ANNEX II Table comparing the proposed amendments to the Bylaws ANNEX II Table comparing the proposed amendments to the Bylaws

Comparative Chart Previous version Proposed version Rationale: Art. 3 - (...) Art. 3 - (...) Change in the name of the Committee. Par. 5 - In the event of paragraphs 3 and 4 Par. 5 - In the event of paragraphs 3 and 4 above, the Financial and the Minority above, the Investments’Financial and the Committee, in their advisory duties to the Minority Committees, in their advisory duties Board of Directors, will evaluate and measure, to the Board of Directors, will assess and based on the technical-economic evaluation measure, based on the technical-economic criteria for investment projects and for evaluation criteria for investment projects, specific operating costs/income used by the and for specific operating costs/income used Company's management, if the obligations by the Company's management, if the and liabilities to be taken on are different obligations and liabilities to be undertaken, from those of any other privately-held are different from those of any other company operating in the same market. privately-held company operating in the same market. Art. 16- Governance rules of Petrobras, as Art. 16- The governance rules of Petrobras, Mere wording adjustment. well as common corporate rules established as well as common corporate rules by Petrobras, through technical, established by Petrobras, through technical, administrative, accounting, financial and administrative, accounting, financial and legal guidance, apply entirely the its wholly- legal guidance, apply entirely to its wholly- owned and controlled subsidiaries and, as far owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into as possible, to the affiliates, taking into account the resolutions of the management account the resolutions of the management bodies of each company and the strategic bodies of each company, and the strategic 279 Comparative Chart Previous version Proposed version Rationale: Art. 3 - (...) Art. 3 - (...) Change in the name of the Committee. Par. 5 - In the event of paragraphs 3 and 4 Par. 5 - In the event of paragraphs 3 and 4 above, the Financial and the Minority above, the Investments’Financial and the Committee, in their advisory duties to the Minority Committees, in their advisory duties Board of Directors, will evaluate and measure, to the Board of Directors, will assess and based on the technical-economic evaluation measure, based on the technical-economic criteria for investment projects and for evaluation criteria for investment projects, specific operating costs/income used by the and for specific operating costs/income used Company's management, if the obligations by the Company's management, if the and liabilities to be taken on are different obligations and liabilities to be undertaken, from those of any other privately-held are different from those of any other company operating in the same market. privately-held company operating in the same market. Art. 16- Governance rules of Petrobras, as Art. 16- The governance rules of Petrobras, Mere wording adjustment. well as common corporate rules established as well as common corporate rules by Petrobras, through technical, established by Petrobras, through technical, administrative, accounting, financial and administrative, accounting, financial and legal guidance, apply entirely the its wholly- legal guidance, apply entirely to its wholly- owned and controlled subsidiaries and, as far owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into as possible, to the affiliates, taking into account the resolutions of the management account the resolutions of the management bodies of each company and the strategic bodies of each company, and the strategic 279 planning approved by the Petrobras’ Board of planning approved by the Petrobras’ Board of Directors. Directors. Art. 18- (...) Art. 18- (...) Mere wording adjustment. Par. 3- The member of the Board of Directors Par. 3- The member of the Board of Directors appointed pursuant to the caput of this appointed pursuant to the caput of this article may be reelected up to three (3) article may be reelected up to three (3) consecutive times. consecutive times. Art. 19- (…) Art. 19- (…) Mere wording adjustment II- Holders of preferred shares jointly II- Holders of preferred shares jointly representing at least ten percent (10%) of the representing at least ten percent (10%) of the share capital, except the controlling share capital, except the controlling shareholder, are ensured the right to elect shareholder, are ensured the right to elect and remove one (1) member of the Board of and remove one (1) member of the Board of Directors by separate vote in the General Directors by a separate vote in the General Shareholders’ Meeting. Shareholders’ Meeting. (…) (…) V- Subject to the provisions of applicable law, V- Subject to the provisions of applicable law, Redrafting adjustment to adapt to the Ministry of Economy Planning, the Ministry of Planning, Development and Provisional Measure nº 870, of January Management is guaranteed the right to Development and Management is 1, 2019. nominate one member of the Board of guaranteed the right to nominate one Directors member of the Board of Directors 280 planning approved by the Petrobras’ Board of planning approved by the Petrobras’ Board of Directors. Directors. Art. 18- (...) Art. 18- (...) Mere wording adjustment. Par. 3- The member of the Board of Directors Par. 3- The member of the Board of Directors appointed pursuant to the caput of this appointed pursuant to the caput of this article may be reelected up to three (3) article may be reelected up to three (3) consecutive times. consecutive times. Art. 19- (…) Art. 19- (…) Mere wording adjustment II- Holders of preferred shares jointly II- Holders of preferred shares jointly representing at least ten percent (10%) of the representing at least ten percent (10%) of the share capital, except the controlling share capital, except the controlling shareholder, are ensured the right to elect shareholder, are ensured the right to elect and remove one (1) member of the Board of and remove one (1) member of the Board of Directors by separate vote in the General Directors by a separate vote in the General Shareholders’ Meeting. Shareholders’ Meeting. (…) (…) V- Subject to the provisions of applicable law, V- Subject to the provisions of applicable law, Redrafting adjustment to adapt to the Ministry of Economy Planning, the Ministry of Planning, Development and Provisional Measure nº 870, of January Management is guaranteed the right to Development and Management is 1, 2019. nominate one member of the Board of guaranteed the right to nominate one Directors member of the Board of Directors 280

Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time.	**Art. 20-** The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and **up to** seven (7) Executive Officers, elected by the Board of Directors, among Brazilians residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time.	Adjustment to enable the BD to determine the number of Officers, designation and assignments.
Art. 21- (...) **Par. 4-** Legal and integrity requirements must be reviewed by the Nomination, Compensation and Succession Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. **(...)**	**Art. 21- (...)** **Par. 4-** The legal and integrity requirements must be reviewed by the ~~Nomination, Compensation and Succession~~ **People** Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. **(...)**	Change in the name of the Committee.

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Par. 7- The Nomination, Compensation and Succession Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person's will.	**Par. 7-** The ~~Nomination, Compensation and Succession~~ People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person's will.	Change in the name of the Committee.
Art. 25- In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law.	**Art. 25-** In case of vacancy of the position of Board Member, the substitute shall be ~~appointed~~ elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law.	Mere wording adjustment
Art. 29- (...) **IV-** evaluate, annually, individual and collective performance results of managers and members of the Board Committees, with the methodological and procedural support of the Nomination, Compensation and Succession Committee, complying with the following minimum requirements: a) presentation of the management acts performed regarding the lawfulness and effectiveness of managerial and	**Art. 29- (...)** **IV-** annually evaluate the individual and collective performance results of managers and members of the Board Committees, with the methodological and procedural support of the ~~Nomination, Compensation and Succession~~People Committee, complying with the following minimum requirements: a) presentation of the management acts performed regarding the lawfulness and effectiveness of managerial and	Change in the name of the Committee.

282

administrative action; b) contribution to administrative action; b) contribution to income for the fiscal year; and c) achievement income for the fiscal year; and c) achievement of the objectives set out in the business plan of the objectives set out in the business plan and following the long-term strategy and following the long-term strategy provided for in art. 37, paragraph 1 of Decree provided for in art. 37, paragraph 1 of Decree No. 8945, of December 27, 2016; No. 8945, of December 27, 2016; Adjustment to remove the requirement V- approve, annually, the above value for V- approve, annually, the above value for of annual mandatory agenda at the BD. which the acts, contracts or operations, which the acts, contracts or operations, although the attribution of the Executive although the powers of the Executive Board Board or its members, must be submitted to or its members, must be submitted to the the approval of the Board of Directors; approval of the Board of Directors; Art. 30- (…) Art. 30- (…) I- Basic Organization Plan, and its I- the duties of each member of the Change made so that the Board of modifications, respecting the expenses of Executive Board which shall be in the Basic Directors has the authority over the each member of the Board of Executive Organization Plan, to be disclosed by the duties of each member of the Executive Company on its website and its Officers, as established in art. 36 of these Board. Such information will be ByLaw ; modifications, respecting the expenses of provided in the BOP that will be each member of the Board of Executive disclosed on the Company's website. Officers, as established in art. 36 of these ByLaw ; IX- Policy and of the Corporate Governance IX- Policy and of Corporate Governance Mere wording adjustment 283 administrative action; b) contribution to administrative action; b) contribution to income for the fiscal year; and c) achievement income for the fiscal year; and c) achievement of the objectives set out in the business plan of the objectives set out in the business plan and following the long-term strategy and following the long-term strategy provided for in art. 37, paragraph 1 of Decree provided for in art. 37, paragraph 1 of Decree No. 8945, of December 27, 2016; No. 8945, of December 27, 2016; Adjustment to remove the requirement V- approve, annually, the above value for V- approve, annually, the above value for of annual mandatory agenda at the BD. which the acts, contracts or operations, which the acts, contracts or operations, although the attribution of the Executive although the powers of the Executive Board Board or its members, must be submitted to or its members, must be submitted to the the approval of the Board of Directors; approval of the Board of Directors; Art. 30- (…) Art. 30- (…) I- Basic Organization Plan, and its I- the duties of each member of the Change made so that the Board of modifications, respecting the expenses of Executive Board which shall be in the Basic Directors has the authority over the each member of the Board of Executive Organization Plan, to be disclosed by the duties of each member of the Executive Company on its website and its Officers, as established in art. 36 of these Board. Such information will be ByLaw ; modifications, respecting the expenses of provided in the BOP that will be each member of the Board of Executive disclosed on the Company's website. Officers, as established in art. 36 of these ByLaw ; IX- Policy and of the Corporate Governance IX- Policy and of Corporate Governance Mere wording adjustment 283

Guidelines of Petrobras; Guidelines of Petrobras; (...) (...) XVI- sale of the share capital control of Added authority to the BD. wholly-owned subsidiaries of the Company; XVI - cases not mentioned in these By-Laws. XVII- cases not mentioned in these Bylaws. Renumbering of subsection. Par. 1 - The Board of Directors will have 7 Par. 1 - The Board of Directors will have 7 6 Merger of the Strategic and Financial (seven six) Advisory Committees, with (seven) Advisory Committees, with specific Committees and change in the name of duties of analysis and recommendation on specific duties of analysis and the Nomination, Compensation and certain matters, directly linked to the Board: recommendation on certain matters, directly Succession Committee for the People Strategic Committee; Financial Committee; linked to the Board: Strategic Committee; Committee. Financial Committee Investments' Audit Committee; Audit Committee of the Petrobras Group of Companies; Committee Committee; Audit Committee; Audit on Safety, Environment and Health; Committee of the Petrobras Group of Indication, Remuneration and Succession Companies; Committee on Safety, Environment and Health; People Indication, Committee and Minority Committees. Remuneration and Succession Committee and Minority Committees. Amendment and addition of a new (...) subsection to enable the Board Member III- Committees members and operation rules (...) elected by the employees to participate III- Committees members and operation rules shall be governed by regulations to be in the Advisory Committees to the BD, 284 Guidelines of Petrobras; Guidelines of Petrobras; (...) (...) XVI- sale of the share capital control of Added authority to the BD. wholly-owned subsidiaries of the Company; XVI - cases not mentioned in these By-Laws. XVII- cases not mentioned in these Bylaws. Renumbering of subsection. Par. 1 - The Board of Directors will have 7 Par. 1 - The Board of Directors will have 7 6 Merger of the Strategic and Financial (seven six) Advisory Committees, with (seven) Advisory Committees, with specific Committees and change in the name of duties of analysis and recommendation on specific duties of analysis and the Nomination, Compensation and certain matters, directly linked to the Board: recommendation on certain matters, directly Succession Committee for the People Strategic Committee; Financial Committee; linked to the Board: Strategic Committee; Committee. Financial Committee Investments' Audit Committee; Audit Committee of the Petrobras Group of Companies; Committee Committee; Audit Committee; Audit on Safety, Environment and Health; Committee of the Petrobras Group of Indication, Remuneration and Succession Companies; Committee on Safety, Environment and Health; People Indication, Committee and Minority Committees. Remuneration and Succession Committee and Minority Committees. Amendment and addition of a new (...) subsection to enable the Board Member III- Committees members and operation rules (...) elected by the employees to participate III- Committees members and operation rules shall be governed by regulations to be in the Advisory Committees to the BD, 284

PETROBRAS

approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the senior managers of the organizational units directly linked to the Board of Directors.	shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, **the Board Member elected by the employees and** the senior managers of the organizational units directly linked to the Board of Directors. **IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee nor the People Committee.** **V - The Audit Committee may be comprised of external members, complying with the applicable laws.**	except for the Audit Committee and the Personnel Committee. Considering that Petrobras has, by strict legal provision, a member on the Board of Directors elected by the employees, the governance rule needs adjustment to allow his or her participation in those Committees for which there is no legal prohibition or, given the nature of the activity, does not surface a conflict of interest;
Par. 2 - The Nomination, Compensation and Succession Committee shall have the duties provided for in arts. 21 to 23 of Decree No. 8945, of December 27, 2016, as well as review the integrity requirements foreseen in art. 21 of these Bylaws to be in a management position and supervisory board member of	**§2-** The ~~**Nomination, Compensation and Succession**~~ **People** Committee shall have the duties provided for in arts. 21 to 23 of Decree No. 8945, of December 27, 2016, and shall review the integrity requirements foreseen in art. 21 of these Bylaws to be in a	Change of Committees' names.

285

the Company. management position and a supervisory board member of the Company. Art. 32 - The Board of Directors shall meet Art. 32 - The Board of Directors shall meet Mere wording adjustment with the presence of the majority of its with the presence of the majority of its members, convened by its Chairman or a members, convened by its Chairman or a majority of the Members, ordinarily, at least majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever every 30 days month, and extraordinarily necessary. whenever necessary. Art. 34- (…) Art. 34- (…) I- Evaluate, approve and submit to the I- Evaluate, approve and submit to the Change of authority from the BD's to approval of the Board of Directors: approval of the Board of Directors: the EB. (...) (...) (d) the performance result of the Company's (d) the performance result of the Company's activities; activities;. II- approve: II- approve: g) basic and complementary considering the g) changes in the Company's basic and definitions contained in the Basic complementary organizational structure, Organization Plan, with their respective according to the competencies established responsibilities; in considering the definitions contained in the Basic Organization Plan, with their respective responsibilities, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in 286 the Company. management position and a supervisory board member of the Company. Art. 32 - The Board of Directors shall meet Art. 32 - The Board of Directors shall meet Mere wording adjustment with the presence of the majority of its with the presence of the majority of its members, convened by its Chairman or a members, convened by its Chairman or a majority of the Members, ordinarily, at least majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever every 30 days month, and extraordinarily necessary. whenever necessary. Art. 34- (…) Art. 34- (…) I- Evaluate, approve and submit to the I- Evaluate, approve and submit to the Change of authority from the BD's to approval of the Board of Directors: approval of the Board of Directors: the EB. (...) (...) (d) the performance result of the Company's (d) the performance result of the Company's activities; activities;. II- approve: II- approve: g) basic and complementary considering the g) changes in the Company's basic and definitions contained in the Basic complementary organizational structure, Organization Plan, with their respective according to the competencies established responsibilities; in considering the definitions contained in the Basic Organization Plan, with their respective responsibilities, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in 286

Brazil and abroad; Art. 35- (…) Art. 35- (…) Adjustment to establish that the duties Par. 2- The members of the Executive Board Par. 2- The members of the Executive Board of the Statutory Technical Committees will have up to seven (7) Statutory Technical will have seven (7) Statutory Technical are delimited in the respective Internal Advisory Committees, comprised of senior Advisory Committees, comprised of senior Rules, as well as the exclusion of managers of the Company’s general managers of the Company’s general specific names of the Committees, structure, with specific duties of analysis and structure, with specific duties of analysis and which will be determined by the BD, recommendation on certain matters, as recommendation on certain matters, according to the names and duties of complying with the provisions of art. 160 of provided for in the respective Internal each member of the Executive Board. the Brazilian Corporation Law: Statutory Rules, complying with the provisions of art. Technical Committee for Production and 160 of the Brazilian Corporation Law: Statutory Technical Committee for Technology Development; Statutory Technical Committee for Upstream; Production and Technology Development; Statutory Technical Committee for Statutory Technical Committee for Downstream and Natural Gas; Statutory Upstream; Statutory Technical Committee Technical Committee for Financial and for Downstream and Natural Gas; Statutory Investor Relations; Statutory Technical Technical Committee for Financial and Committee for Corporate Affairs; Statutory Investor Relations; Statutory Technical Technical Committee for Governance and Committee for Corporate Affairs; Statutory Compliance; and Statutory Technical Technical Committee for Governance and Compliance; and Statutory Technical Committee for Strategy, Organization and Management System. Committee for Strategy, Organization and 287 Brazil and abroad; Art. 35- (…) Art. 35- (…) Adjustment to establish that the duties Par. 2- The members of the Executive Board Par. 2- The members of the Executive Board of the Statutory Technical Committees will have up to seven (7) Statutory Technical will have seven (7) Statutory Technical are delimited in the respective Internal Advisory Committees, comprised of senior Advisory Committees, comprised of senior Rules, as well as the exclusion of managers of the Company’s general managers of the Company’s general specific names of the Committees, structure, with specific duties of analysis and structure, with specific duties of analysis and which will be determined by the BD, recommendation on certain matters, as recommendation on certain matters, according to the names and duties of complying with the provisions of art. 160 of provided for in the respective Internal each member of the Executive Board. the Brazilian Corporation Law: Statutory Rules, complying with the provisions of art. Technical Committee for Production and 160 of the Brazilian Corporation Law: Statutory Technical Committee for Technology Development; Statutory Technical Committee for Upstream; Production and Technology Development; Statutory Technical Committee for Statutory Technical Committee for Downstream and Natural Gas; Statutory Upstream; Statutory Technical Committee Technical Committee for Financial and for Downstream and Natural Gas; Statutory Investor Relations; Statutory Technical Technical Committee for Financial and Committee for Corporate Affairs; Statutory Investor Relations; Statutory Technical Technical Committee for Governance and Committee for Corporate Affairs; Statutory Compliance; and Statutory Technical Technical Committee for Governance and Compliance; and Statutory Technical Committee for Strategy, Organization and Management System. Committee for Strategy, Organization and 287

Management System. Art. 36- (…) Art. 36- (…) Adjustments in the authority of the Par. 2- The Executive Officer of Production & Par. 2- The Executive Officer of Production & members of the Executive Board to Technology Development: Technology Development: reflect the BD's authority to approve I- ensure the development of projects of E&P I- ensure the development of projects of E&P the names and duties of these production systems, Downstream, Natural production systems, Downstream, Natural members, which will be disclosed in the Gas and Energy; Gas and Energy; BOP. II- ensure the Company's interests before the II- ensure the Company's interests before the regulatory bodies related to his or her regulatory bodies related to his or her operating area; operating area; III- manage and develop projects for the III- manage and develop projects for the construction, maintenance and abandonment construction, maintenance and abandonment of wells, deployment of underwater systems, of wells, deployment of underwater systems, maritime production surface, industrial maritime production surface, industrial facilities and land pipelines, among others; facilities and land pipelines, among others; IV- develop and provide technological IV- develop and provide technological solutions that make the Company's strategic solutions that make the Company's strategic plan feasible; plan feasible; V- perform other duties assigned by the V- perform other duties assigned by the Board of Directors. Board of Directors. 288 Management System. Art. 36- (…) Art. 36- (…) Adjustments in the authority of the Par. 2- The Executive Officer of Production & Par. 2- The Executive Officer of Production & members of the Executive Board to Technology Development: Technology Development: reflect the BD's authority to approve I- ensure the development of projects of E&P I- ensure the development of projects of E&P the names and duties of these production systems, Downstream, Natural production systems, Downstream, Natural members, which will be disclosed in the Gas and Energy; Gas and Energy; BOP. II- ensure the Company's interests before the II- ensure the Company's interests before the regulatory bodies related to his or her regulatory bodies related to his or her operating area; operating area; III- manage and develop projects for the III- manage and develop projects for the construction, maintenance and abandonment construction, maintenance and abandonment of wells, deployment of underwater systems, of wells, deployment of underwater systems, maritime production surface, industrial maritime production surface, industrial facilities and land pipelines, among others; facilities and land pipelines, among others; IV- develop and provide technological IV- develop and provide technological solutions that make the Company's strategic solutions that make the Company's strategic plan feasible; plan feasible; V- perform other duties assigned by the V- perform other duties assigned by the Board of Directors. Board of Directors. 288

Par. 3- The Upstream Executive Officer: Par. 3- The Upstream Executive Officer: I- coordinate asset optimization projects in I- coordinate asset optimization projects in Land Fields, Shallow Waters, Deep Waters, Land Fields, Shallow Waters, Deep Waters, Ultra Deep Waters; Ultra Deep Waters; II- manage exploratory assets, as well as II- manage exploratory assets, as well as implement the corporate strategy implement the corporate strategy deployment, operational planning and deployment, operational planning and operational performance evaluation; operational performance evaluation; III- approve and manage partnerships and III- approve and manage partnerships and participations in exploratory blocks; participations in exploratory blocks; IV- ensure the Company's interests before IV- ensure the Company's interests before the regulatory bodies related to his or her the regulatory bodies related to his or her operating area; operating area; V- manage logistics services to support the V- manage logistics services to support the Company's operations and investments Company's operations and investments related to his or her operating area; related to his or her operating area; VI- define the strategy and drivers for VI- define the strategy and drivers for decommissioning, maintenance of wells and decommissioning, maintenance of wells and underwater systems; underwater systems; VII- perform other duties assigned by the VII- perform other duties assigned by the Board of Directors. Board of Directors. 289 Par. 3- The Upstream Executive Officer: Par. 3- The Upstream Executive Officer: I- coordinate asset optimization projects in I- coordinate asset optimization projects in Land Fields, Shallow Waters, Deep Waters, Land Fields, Shallow Waters, Deep Waters, Ultra Deep Waters; Ultra Deep Waters; II- manage exploratory assets, as well as II- manage exploratory assets, as well as implement the corporate strategy implement the corporate strategy deployment, operational planning and deployment, operational planning and operational performance evaluation; operational performance evaluation; III- approve and manage partnerships and III- approve and manage partnerships and participations in exploratory blocks; participations in exploratory blocks; IV- ensure the Company's interests before IV- ensure the Company's interests before the regulatory bodies related to his or her the regulatory bodies related to his or her operating area; operating area; V- manage logistics services to support the V- manage logistics services to support the Company's operations and investments Company's operations and investments related to his or her operating area; related to his or her operating area; VI- define the strategy and drivers for VI- define the strategy and drivers for decommissioning, maintenance of wells and decommissioning, maintenance of wells and underwater systems; underwater systems; VII- perform other duties assigned by the VII- perform other duties assigned by the Board of Directors. Board of Directors. 289

Par. 4- The Downstream and Natural Gas Par. 4- The Downstream and Natural Gas Executive Officer: Executive Officer: I- manage the industrial, logistics and I- manage the industrial, logistics and commercial operations of refined oil commercial operations of refined oil products, natural gas, electricity and nitrogen products, natural gas, electricity and nitrogen fertilizers; fertilizers; II- coordinate the implementation of the II- coordinate the implementation of the corporate strategy deployment, portfolio corporate strategy deployment, portfolio definitions, operational planning and definitions, operational planning and operational performance evaluation; operational performance evaluation; III- approve and manage the partnerships III- approve and manage the partnerships related to his or her operating area; related to his or her operating area; IV- ensure the Company's interests before IV- ensure the Company's interests before the regulatory bodies related to his or her the regulatory bodies related to his or her operating area; operating area; V- manage the supply of refined oil products, V- manage the supply of refined oil products, natural gas, electricity and nitrogen natural gas, electricity and nitrogen fertilizers; fertilizers; VI- perform other duties assigned by the VI- perform other duties assigned by the Board of Directors. Board of Directors. Par. 5- The Financial and Investors Par. 25- The Financial and Investors Relationship Executive Officer: Relationship Executive Officer Executive Officer who is assigned to the investors' I- provide the necessary financial resources 290 Par. 4- The Downstream and Natural Gas Par. 4- The Downstream and Natural Gas Executive Officer: Executive Officer: I- manage the industrial, logistics and I- manage the industrial, logistics and commercial operations of refined oil commercial operations of refined oil products, natural gas, electricity and nitrogen products, natural gas, electricity and nitrogen fertilizers; fertilizers; II- coordinate the implementation of the II- coordinate the implementation of the corporate strategy deployment, portfolio corporate strategy deployment, portfolio definitions, operational planning and definitions, operational planning and operational performance evaluation; operational performance evaluation; III- approve and manage the partnerships III- approve and manage the partnerships related to his or her operating area; related to his or her operating area; IV- ensure the Company's interests before IV- ensure the Company's interests before the regulatory bodies related to his or her the regulatory bodies related to his or her operating area; operating area; V- manage the supply of refined oil products, V- manage the supply of refined oil products, natural gas, electricity and nitrogen natural gas, electricity and nitrogen fertilizers; fertilizers; VI- perform other duties assigned by the VI- perform other duties assigned by the Board of Directors. Board of Directors. Par. 5- The Financial and Investors Par. 25- The Financial and Investors Relationship Executive Officer: Relationship Executive Officer Executive Officer who is assigned to the investors' I- provide the necessary financial resources 290 for the Company's operations, carrying out relations role: loan and financing contracting processes, as I- provide the necessary financial resources well as related services; for the Company's operations, carrying out II- conduct the Company's financial loan and financing contracting processes, as transactions, always jointly with another well as related services; Executive Officer; II- conduct the Company's financial III- take ownership for providing information transactions, always jointly with another to the investing audience, the Brazilian Executive Officer; Securities and Exchange Commission (CVM) III- take responsibility for providing and the national and international stock information to the investing audience, the exchanges or over-the-counter markets, as Brazilian Securities and Exchange well as to the corresponding regulatory and Commission (CVM) and the national and supervisory entities, and keep the Company's international stock exchanges or over-the- records up to date with these institutions; counter markets, as well as to the IV- accounting, controlling and reporting to corresponding regulatory and supervisory the Executive Board on the Company's entities, and keep the Company's records up economic and financial operations, including to date with these institutions; its wholly-owned subsidiaries and other IV- accounting, controlling and reporting to controlled companies; the Executive Board on the Company's V- carry out the financial management of the economic and financial operations, including Company and monitor the financial its wholly-owned subsidiaries and other management of its wholly-owned controlled companies; subsidiaries, controlled and affiliated V- carry out the financial management of the companies and consortia; Company and monitor the financial VII- perform other duties assigned by the management of its wholly-owned 291 for the Company's operations, carrying out relations role: loan and financing contracting processes, as I- provide the necessary financial resources well as related services; for the Company's operations, carrying out II- conduct the Company's financial loan and financing contracting processes, as transactions, always jointly with another well as related services; Executive Officer; II- conduct the Company's financial III- take ownership for providing information transactions, always jointly with another to the investing audience, the Brazilian Executive Officer; Securities and Exchange Commission (CVM) III- take responsibility for providing and the national and international stock information to the investing audience, the exchanges or over-the-counter markets, as Brazilian Securities and Exchange well as to the corresponding regulatory and Commission (CVM) and the national and supervisory entities, and keep the Company's international stock exchanges or over-the- records up to date with these institutions; counter markets, as well as to the IV- accounting, controlling and reporting to corresponding regulatory and supervisory the Executive Board on the Company's entities, and keep the Company's records up economic and financial operations, including to date with these institutions; its wholly-owned subsidiaries and other IV- accounting, controlling and reporting to controlled companies; the Executive Board on the Company's V- carry out the financial management of the economic and financial operations, including Company and monitor the financial its wholly-owned subsidiaries and other management of its wholly-owned controlled companies; subsidiaries, controlled and affiliated V- carry out the financial management of the companies and consortia; Company and monitor the financial VII- perform other duties assigned by the management of its wholly-owned 291

Board of Directors. subsidiaries, controlled and affiliated companies and consortia; VII- perform other duties assigned by the Board of Directors. Par. 6-The Corporate Affairs Executive Par. 6-The Corporate Affairs Executive Officer: I- propose plans to the Executive Board Officer: regarding admission, career, succession, I- propose plans to the Executive Board benefits and disciplinary regime of Petrobras regarding admission, career, succession, employees; benefits and disciplinary regime of Petrobras II- approve the staffing of the Company's employees; units; II- approve the staffing of the Company's III- guide and promote the implementation of units; the Company’s policies and human resources III- guide and promote the implementation of guidelines; the Company’s policies and human resources IV- propose, implement and maintain the guidelines; Company's telecommunications and IV- propose, implement and maintain the computer systems; Company's telecommunications and V- provide the Company with shared computer systems; V- provide the Company with shared resources and services for infrastructure and administrative support; resources and services for infrastructure and VI- coordinate the planning and contracting administrative support; process for goods and services and VI- coordinate the planning and contracting procurement and sale of materials and real process for goods and services and 292 Board of Directors. subsidiaries, controlled and affiliated companies and consortia; VII- perform other duties assigned by the Board of Directors. Par. 6-The Corporate Affairs Executive Par. 6-The Corporate Affairs Executive Officer: I- propose plans to the Executive Board Officer: regarding admission, career, succession, I- propose plans to the Executive Board benefits and disciplinary regime of Petrobras regarding admission, career, succession, employees; benefits and disciplinary regime of Petrobras II- approve the staffing of the Company's employees; units; II- approve the staffing of the Company's III- guide and promote the implementation of units; the Company’s policies and human resources III- guide and promote the implementation of guidelines; the Company’s policies and human resources IV- propose, implement and maintain the guidelines; Company's telecommunications and IV- propose, implement and maintain the computer systems; Company's telecommunications and V- provide the Company with shared computer systems; V- provide the Company with shared resources and services for infrastructure and administrative support; resources and services for infrastructure and VI- coordinate the planning and contracting administrative support; process for goods and services and VI- coordinate the planning and contracting procurement and sale of materials and real process for goods and services and 292 estate; procurement and sale of materials and real VII- guide and promote the implementation estate; VII- guide and promote the implementation of the Company's policies, guidelines and standards for Safety, Environment and of the Company's policies, guidelines and Health; standards for Safety, Environment and VIII- guide and promote the implementation Health; VIII- guide and promote the implementation of the Company’s policies, guidelines and standards of Social Responsibility; of the Company’s policies, guidelines and IX- perform other duties assigned by the standards of Social Responsibility; Board of Directors. IX- perform other duties assigned by the Board of Directors. Par. 7- The Governance and Compliance Executive Officer: Par. 37- The Executive Officer to whom the I- guide and promote the implementation of compliance and governance area is assigned: I- guide and promote the governance and compliance standards, guidelines and procedures; implementation of governance and II- coordinate compliance management and compliance standards, guidelines and necessary internal controls, including fraud procedures; II- coordinate compliance management and and corruption aspects; III- follow up the developments related to the necessary internal controls, including fraud Company's reporting channel and ensure the and corruption aspects; reporting of identified violations and their III- follow up the developments related to the outcomes to the Executive Board and the Company's reporting channel and ensure the Board of Directors; reporting of identified violations and their 293 estate; procurement and sale of materials and real VII- guide and promote the implementation estate; VII- guide and promote the implementation of the Company's policies, guidelines and standards for Safety, Environment and of the Company's policies, guidelines and Health; standards for Safety, Environment and VIII- guide and promote the implementation Health; VIII- guide and promote the implementation of the Company’s policies, guidelines and standards of Social Responsibility; of the Company’s policies, guidelines and IX- perform other duties assigned by the standards of Social Responsibility; Board of Directors. IX- perform other duties assigned by the Board of Directors. Par. 7- The Governance and Compliance Executive Officer: Par. 37- The Executive Officer to whom the I- guide and promote the implementation of compliance and governance area is assigned: I- guide and promote the governance and compliance standards, guidelines and procedures; implementation of governance and II- coordinate compliance management and compliance standards, guidelines and necessary internal controls, including fraud procedures; II- coordinate compliance management and and corruption aspects; III- follow up the developments related to the necessary internal controls, including fraud Company's reporting channel and ensure the and corruption aspects; reporting of identified violations and their III- follow up the developments related to the outcomes to the Executive Board and the Company's reporting channel and ensure the Board of Directors; reporting of identified violations and their 293

IV- perform other duties assigned by the Board of Directors. **Par. 8-** The Strategy, Organization and Management System Executive Officer: **I-** propose the bases and guidelines and coordinate them to prepare the strategic plan and corresponding ones, as well as the annual programs and multiannual plans; **II-** coordinate the preparation of the strategic plan, as well as the respective multiyear plans and annual programs for expenditures and investments of the Company with the corresponding projects; **III-** submit to the approval of the Executive Board the technical-economic evaluation criteria for the investment projects and the delegation of responsibility for their execution and implementation; **IV-** monitor and report to the Executive Board the economic and financial performance of investment projects, in accordance with the goals and results	~~outcomes to the Executive Board and the Board of Directors;~~ ~~**IV-** perform other duties assigned by the Board of Directors.~~ ~~**Par. 8-** The Strategy, Organization and Management System Executive Officer:~~ ~~**I-** propose the bases and guidelines and coordinate them to prepare the strategic plan and corresponding ones, as well as the annual programs and multiannual plans;~~ ~~**II-** coordinate the preparation of the strategic plan, as well as the respective multiyear plans and annual programs for expenditures and investments of the Company with the corresponding projects;~~ ~~**III-** submit to the approval of the Executive Board the technical-economic evaluation criteria for the investment projects and the delegation of responsibility for their execution and implementation;~~ ~~**IV-** monitor and report to the Executive Board the economic and financial performance of investment projects, in~~	

294

approved by the Executive Board and the accordance with the goals and results Board of Directors; approved by the Executive Board and the V- coordinate the preparation of the Basic Board of Directors; Organization Plan, including, among others, V- coordinate the preparation of the Basic the general structure of the Company and its Organization Plan, including, among others, general duties, as well as the Petrobras the general structure of the Company and its organization model; general duties, as well as the Petrobras VI- ensure the execution of strategies with organization model; greater dynamism in decisions, defining VI- ensure the execution of strategies with action plans with goals and objectives for greater dynamism in decisions, defining costs, risks, business performance and action plans with goals and objectives for investments; costs, risks, business performance and VII- guide and promote the implementation investments; of risk management policies pursuant to the VII- guide and promote the implementation laws in force; of risk management policies pursuant to the VIII- coordinate the integrated vision of laws in force; corporate risks, incorporate risk management VIII- coordinate the integrated vision of into strategic decisions, contribute to the corporate risks, incorporate risk management development of the corporate risk matrix of into strategic decisions, contribute to the all kinds and report the main effects of risks development of the corporate risk matrix of on Petrobras' results to the Executive Board all kinds and report the main effects of risks and the Board of Directors; on Petrobras' results to the Executive Board IX- propose the implementation of a and the Board of Directors; management system that: IX- propose the implementation of a a) modernize management, improving the management system that: 295 approved by the Executive Board and the accordance with the goals and results Board of Directors; approved by the Executive Board and the V- coordinate the preparation of the Basic Board of Directors; Organization Plan, including, among others, V- coordinate the preparation of the Basic the general structure of the Company and its Organization Plan, including, among others, general duties, as well as the Petrobras the general structure of the Company and its organization model; general duties, as well as the Petrobras VI- ensure the execution of strategies with organization model; greater dynamism in decisions, defining VI- ensure the execution of strategies with action plans with goals and objectives for greater dynamism in decisions, defining costs, risks, business performance and action plans with goals and objectives for investments; costs, risks, business performance and VII- guide and promote the implementation investments; of risk management policies pursuant to the VII- guide and promote the implementation laws in force; of risk management policies pursuant to the VIII- coordinate the integrated vision of laws in force; corporate risks, incorporate risk management VIII- coordinate the integrated vision of into strategic decisions, contribute to the corporate risks, incorporate risk management development of the corporate risk matrix of into strategic decisions, contribute to the all kinds and report the main effects of risks development of the corporate risk matrix of on Petrobras' results to the Executive Board all kinds and report the main effects of risks and the Board of Directors; on Petrobras' results to the Executive Board IX- propose the implementation of a and the Board of Directors; management system that: IX- propose the implementation of a a) modernize management, improving the management system that: 295 monitoring and control of the company’s a) modernize management, improving the performance with the use of internal and monitoring and control of the company’s external benchmarks and risk analysis to performance with the use of internal and support the decision-making process; external benchmarks and risk analysis to b) deploy goals and objectives to the support the decision-making process; supervisory level; b) deploy goals and objectives to the c) indicate the respective people in charge; supervisory level; d) allow the timely monitoring of compliance c) indicate the respective people in charge; with these goals and the associated risks, d) allow the timely monitoring of compliance with the respective mitigation plans, with these goals and the associated risks, articulated with the officers in charge; with the respective mitigation plans, e) establish a system of consequences articulated with the officers in charge; aligned with its compliance, according to e) establish a system of consequences meritocracy criteria. aligned with its compliance, according to meritocracy criteria. Par. 9- The Chairman and each Executive Officer, among the contact areas described in Par. 49- The Chairman and each Executive the Basic Organization Plan: Officer, among the contact areas described in the Basic Organization Plan: Art. 40- (…) Art. 40- (…) Adjustment due to the proposal to VII- sale of the control of the capital of VII- sale of the control of the capital of include as the BD authority, and wholly-owned subsidiaries of the Company; wholly-owned subsidiaries of the Company; renumbering of other subsections. 296 monitoring and control of the company’s a) modernize management, improving the performance with the use of internal and monitoring and control of the company’s external benchmarks and risk analysis to performance with the use of internal and support the decision-making process; external benchmarks and risk analysis to b) deploy goals and objectives to the support the decision-making process; supervisory level; b) deploy goals and objectives to the c) indicate the respective people in charge; supervisory level; d) allow the timely monitoring of compliance c) indicate the respective people in charge; with these goals and the associated risks, d) allow the timely monitoring of compliance with the respective mitigation plans, with these goals and the associated risks, articulated with the officers in charge; with the respective mitigation plans, e) establish a system of consequences articulated with the officers in charge; aligned with its compliance, according to e) establish a system of consequences meritocracy criteria. aligned with its compliance, according to meritocracy criteria. Par. 9- The Chairman and each Executive Officer, among the contact areas described in Par. 49- The Chairman and each Executive the Basic Organization Plan: Officer, among the contact areas described in the Basic Organization Plan: Art. 40- (…) Art. 40- (…) Adjustment due to the proposal to VII- sale of the control of the capital of VII- sale of the control of the capital of include as the BD authority, and wholly-owned subsidiaries of the Company; wholly-owned subsidiaries of the Company; renumbering of other subsections. 296

PETROBRAS

Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws.	**Art. 52-** The activities of Petrobras shall obey the Basic Plan of Organization, ~~approved by the Board of Directors~~, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws.	Adjustment to clarify that the BOP will not be the sole responsibility of the Board of Directors, since the Executive Board will begin approving changes in the structures related to its members, as long as they do not change their duties.
Art. 58- (...) **Sole paragraph.** The provisions of the caput do not apply to disputes or controversy that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversy involving inalienable rights.	**Art. 58- (...)** **Sole paragraph.** The provisions of the caput do not apply to disputes or controvers**ies** that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controvers**ies** involving inalienable rights.	Mere wording adjustment

297

Art. 63- (…) Art. 63- (…) Mere wording adjustment Par. 1 - The controlling shareholder will be Par. 1 - The controlling shareholder will be exempt from making a public tender offer exempt from making a public tender offer referred to in the caput of this article if the referred to in the caput of this article if the Company leaves Corporate Governance Level Company leaves Corporate Governance Level 2 due to the execution of the Company's 2 due to the execution of the Company's agreement to participate in the special agreement to participate in the special segment of B3, namely “Novo Mercado” segment of B3, namely “Novo Mercado” (“New Market ), or if the company resulting (“New Market ), or if the company resulting from a corporate reorganization obtains from a corporate reorganization obtains authorization to trade securities on the New authorization to trade securities on the New Market within a period of one hundred and Market within a period of one hundred and twenty (120) days as of the date of the twenty (120) days as of the date of the general shareholders’ meeting that approved general shareholders’ meeting that approved said transaction. said transaction. 298 Art. 63- (…) Art. 63- (…) Mere wording adjustment Par. 1 - The controlling shareholder will be Par. 1 - The controlling shareholder will be exempt from making a public tender offer exempt from making a public tender offer referred to in the caput of this article if the referred to in the caput of this article if the Company leaves Corporate Governance Level Company leaves Corporate Governance Level 2 due to the execution of the Company's 2 due to the execution of the Company's agreement to participate in the special agreement to participate in the special segment of B3, namely “Novo Mercado” segment of B3, namely “Novo Mercado” (“New Market ), or if the company resulting (“New Market ), or if the company resulting from a corporate reorganization obtains from a corporate reorganization obtains authorization to trade securities on the New authorization to trade securities on the New Market within a period of one hundred and Market within a period of one hundred and twenty (120) days as of the date of the twenty (120) days as of the date of the general shareholders’ meeting that approved general shareholders’ meeting that approved said transaction. said transaction. 298

ANNEX III ByLaws after changes ANNEX III ByLaws after changes

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. 299 BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. 299

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5 In the event of paragraphs 3 and 4 above, the Investments and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. 300 §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5 In the event of paragraphs 3 and 4 above, the Investments and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. 300

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. 301 §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. 301

Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose. 302 Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose. 302

Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, 303 Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, 303 whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §9– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting; III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors. 304 whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §9– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting; III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors. 304

Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to seven (7) Executive Officers, elected by the Board of Directors, among Brazilians residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; 305 Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to seven (7) Executive Officers, elected by the Board of Directors, among Brazilians residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; 305

IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The nominee to the office post shall not have any form of conflict of interest with the Company. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. 306 IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The nominee to the office post shall not have any form of conflict of interest with the Company. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. 306

§2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and 307 §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and 307

III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the 308 III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the 308 other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: 309 other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: 309

I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; 310 I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; 310

V- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. 311 V- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. 311

§2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Policy and Corporate Governance Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; 312 §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Policy and Corporate Governance Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; 312

XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- sale of the share capital control of wholly owned subsidiaries of the Company; XVII- omissive cases of these Bylaws. §1 - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investments' Committee; Audit Committee; Audit Committee of the Petrobras Group of Companies; Committee on Safety, Environment and Health; People and Minority Committees. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors. IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee. §2 - The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. 313 XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- sale of the share capital control of wholly owned subsidiaries of the Company; XVII- omissive cases of these Bylaws. §1 - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investments' Committee; Audit Committee; Audit Committee of the Petrobras Group of Companies; Committee on Safety, Environment and Health; People and Minority Committees. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors. IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee. §2 - The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. 313 that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to 314 that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to 314 attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects; c) the budgets of expenditures and investments of the Company; d) the performance result of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply 315 attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects; c) the budgets of expenditures and investments of the Company; d) the performance result of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply 315 and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have up to seven (7) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law. §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: 316 and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have up to seven (7) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law. §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: 316

I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2- The Executive Officer who is assigned to the investors' relations role: I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions. §3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures. §4 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. 317 I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2- The Executive Officer who is assigned to the investors' relations role: I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions. §3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures. §4 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. 317

Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- dismissal of members of the Board of Directors; VIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; IX- cancellation of the open Company registration; X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; 318 Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- dismissal of members of the Board of Directors; VIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; IX- cancellation of the open Company registration; X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; 318

XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal 319 XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal 319 requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. 320 requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. 320

Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. 321 Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. 321

Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions. §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. 322 Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions. §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. 322

Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those 323 Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those 323 who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market ), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to 324 who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market ), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to 324 trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 325 trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 325

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer